As filed with the Securities and Exchange Commission on November 4, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Parkway, Inc.

(Exact Name of Registrant as Specified in governing instruments)

San Felipe Plaza

5847 San Felipe Street, Suite 2200

Houston, Texas 77057

(346) 200-3100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

A. Noni Holmes Kidd

Vice President, General Counsel and Secretary

Parkway, Inc.

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

(407) 650-0593

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Matt N. Thomson

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-5600

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock, $0.001 par value per share	5,847,168 shares	$17.47	$102,150,025	$11,840

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate number of shares of Parkway, Inc. by reason of certain corporate transactions or events, including any stock dividend, stock split, recapitalization or any other similar adjustment of the registrant’s outstanding shares of common stock.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and (h)(1) under the Securities Act based on the average of the high and low sales prices of the registrant’s common stock as reported by the New York Stock Exchange on November 2, 2016.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 4, 2016

PROSPECTUS

5,847,168 Shares

Common Stock

This prospectus relates to the registration for resale from time to time of up to 5,847,168 shares of common stock, $0.001 par value per share, of Parkway, Inc. (“common stock”) by the selling stockholders identified in this prospectus or in supplements to this prospectus. This includes (i) 4,821,416 shares that were received by TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC, collectively, in connection with the distribution by Cousins Properties Incorporated (“Cousins”) of all of our outstanding common stock on October 7, 2016, following the merger of Parkway Properties, Inc. (“Legacy Parkway”) with and into a wholly owned subsidiary of Cousins, and (ii) 1,025,752 shares that, from time to time, we may issue to holders of limited partnership units (“OP units”) in Parkway LP upon the tender of OP units for redemption in accordance with the Second Amended and Restated Agreement of Limited Partnership of Parkway LP, dated as of February 27, 2013, as amended. See “Selling Stockholders.” This prospectus does not necessarily mean that the selling stockholders will offer or sell those shares. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations that exist with certain of the selling stockholders.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “PKY.” On November 3, 2016, the last reported sale price of our common stock on the NYSE was $17.00 per share. Our principal executive offices are located at 5847 San Felipe Street, Suite 2200, Houston, Texas 77057, and our telephone number is (346) 200-3100.

We are not offering for sale any shares of our common stock in the registration statement of which this prospectus is a part. We will not receive any of the proceeds from sales of our common stock by the selling stockholders, but will incur expenses.

We intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2016. To assist us in qualifying as a REIT, stockholders generally are restricted from owning more than 9.8% of the outstanding shares of our common stock or our preferred stock, in each case by value or number of shares, whichever is more restrictive. See “Description of Shares—Restrictions on Transfer and Ownership of Shares of Parkway Common Stock.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of this prospectus for a description of various risks you should consider in evaluating an investment in our common stock.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2016.

i

You should rely only on the information contained in this prospectus. To the extent there are any inconsistencies between the information in this prospectus and any prospectus supplement, you should rely on the information in the applicable prospectus supplement. We have not, and the selling stockholders have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, liquidity, earnings before interest, taxes, depreciation and amortization, or EBITDA, funds from operations, or FFO, results of operations and prospects may have changed since those dates.

Except where the context suggests otherwise, we define certain terms in this prospectus as follows:

•	“Parkway,” “the Company,” “we,” “us” and “our” refer to Parkway, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Parkway Operating Partnership LP, a Delaware limited partnership, which we refer to as the “Operating Partnership”, and our predecessor, unless the context otherwise requires;

•	“Charter” refers to the Articles of Amendment and Restatement of Parkway, filed with the Maryland State Department of Assessments and Taxation on October 4, 2016;

•	“Bylaws” refers to the Amended and Restated Bylaws of Parkway; and

•	“our predecessor” collectively refers to Parkway Houston and Cousins Houston as defined herein.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before making a decision to invest in our common stock. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus, including our historical and pro forma financial statements and related notes.

Our Company

We are a self-managed office REIT engaged in the ownership, acquisition, development and leasing of Class A office assets in attractive Houston, Texas submarkets. Our portfolio consists of five Class A assets comprising 19 buildings and totaling approximately 8.7 million rentable square feet in the Greenway, Galleria and Westchase submarkets of Houston, providing geographic focus and significant operational scale and efficiencies. We believe that the creation of a geographically focused REIT with a strong balance sheet and targeted internal value-creation opportunities will generate attractive risk-adjusted returns for our stockholders while providing a platform for external growth opportunities over the longer term.

Our mission is to own and operate high-quality office properties located in attractive submarkets in Houston, with a primary focus on unlocking value within our existing portfolio through implementing active and creative leasing strategies, leveraging our scale to increase pricing power in lease and vendor negotiations and targeting redevelopment and asset repositioning opportunities. We expect to maintain a conservative balance sheet with low leverage and ample liquidity, which we expect will allow us to access multiple sources of capital. We believe that this strategy will support both our internal growth initiatives and our patient and disciplined approach to pursuing new investment opportunities at the appropriate times. We believe this strategy, combined with our highly experienced management team that has a successful history of operating a publicly traded REIT, significant expertise in the Houston, Texas office sector and extensive relationships with industry participants, also positions us for long-term external and internal growth. For more information, see “Business and Properties.”

Our Spin-Off From Cousins

On October 7, 2016, Cousins Properties Incorporated (“Cousins”) completed the spin-off of our company, by distributing all of our outstanding shares of common and limited voting stock to the holders of Cousins common and limited voting preferred stock as of the record date, October 6, 2016 (the “Spin-Off”). The Spin-Off was effected pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 28, 2016, by and among Parkway Properties, Inc. (“Legacy Parkway”), Parkway Properties LP (“Parkway LP”), Cousins and Clinic Sub Inc., a wholly owned subsidiary of Cousins, and pursuant to that certain Separation, Distribution and Transition Services Agreement (the “Separation and Distribution Agreement”), dated as of October 5, 2016, among Parkway, Cousins and certain other parties thereto. The Separation and Distribution Agreement is filed as Exhibit 2.1 to the registration statement of which this prospectus is a part.

Prior to the Spin-Off, we were incorporated on June 3, 2016 as a wholly owned subsidiary of Legacy Parkway. On October 6, 2016, pursuant to the Merger Agreement, Legacy Parkway merged with and into Clinic Sub Inc., with Clinic Sub Inc. continuing as the surviving corporation and a wholly owned subsidiary of Cousins (the “Merger”). In connection with the Merger, Parkway became a subsidiary of Cousins. Immediately following the effective time of the Merger, in accordance with the Merger Agreement, Cousins separated the portion of its combined businesses relating to the ownership of real properties in Houston, Texas, as well as Legacy Parkway’s fee-based real estate services (the “Third-Party Services Business” and together with the Houston real properties, the “Houston Business”), from the remainder of the combined businesses (the “Separation”). In connection with the Separation, Cousins and Parkway reorganized the businesses through a series of transactions (the “UPREIT Reorganization”), pursuant to which the Houston Business was transferred to Parkway, and the remainder of the combined business was transferred to Cousins Properties LP, a Delaware limited partnership (“Cousins LP”), the operating partnership of Cousins. Following the Separation and UPREIT Reorganization, Cousins effected the Spin-Off on October 7, 2016.

In connection with the Spin-Off and in accordance with the Merger Agreement, we entered into that certain Stockholders Agreement, dated as of October 7, 2016 (the “TPG Stockholders Agreement”), by and among Parkway, TPG VI Pantera Holdings, L.P. (“TPG Pantera”) and TPG VI Management, LLC (“TPG Management,” and together with TPG Pantera, the “TPG Parties”) pursuant to which, among other things, we are obligated to use commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission (the “SEC”) within 30 days following the closing of the Merger to register for resale the shares held by the TPG Parties. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.”

In addition, in connection with the Separation, the UPREIT Reorganization, and the Spin-Off, we assumed the liabilities and obligations arising under that certain Registration Rights Agreement, dated as of October 13, 2004 (the “Registration Rights Agreement”), among Thomas Properties Group, Inc. (“TPGI”), Thomas Properties Group, L.P. and certain other investors named therein. For more information, see “Certain Relationships and Related Person Transactions—Agreement with Mr. James A. Thomas.”

Selling Stockholders

The 5,847,168 shares of our common stock, $0.001 par value per share (“common stock”), being registered for resale under this prospectus include (i) 4,821,416 shares of our common stock that were received by the TPG Parties, collectively, in connection with the Spin-Off on October 7, 2016 pursuant to the Merger Agreement and the Separation and Distribution Agreement, and (ii) 1,025,752 shares of our common stock that, from time to time, we may issue to holders of limited partnership units (“OP units”) in Parkway LP upon the redemption of such OP units in accordance with the Second Amended and Restated Agreement of Limited Partnership of Parkway LP, dated as of February 27, 2013, as amended (the “Parkway LP Partnership Agreement”), in each case, as well as the permitted transferees, pledges, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale (collectively, the “selling stockholders”). The registration statement of which this prospectus is a part shall also cover any additional shares of common stock that become issuable in connection with the common stock registered for resale in this prospectus because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of our outstanding shares of common stock.

Pursuant to the TPG Stockholders Agreement, with respect to the TPG Parties, we have agreed to pay all of the costs and expenses incurred in connection with the registration statement of which this prospectus is a part, except that the TPG Parties will be responsible for any underwriting discounts and commissions attributable to the sale of their shares of common stock. Pursuant to the Registration Rights Agreement, with respect to the parties thereto, we have agreed to pay all federal and state filing fees, all fees and expenses of counsel and all independent certified public accountants, underwriters (excluding discounts and commissions and fees and expenses of counsel to the underwriters) and other persons retained by us, printing expenses, and all fees and expenses incurred in connection with the listing of shares in connection with the registration statement of which this prospectus is a part.

Risk Factors

You should carefully consider the matters discussed under the heading “Risk Factors” beginning on page 4 of this prospectus prior to deciding whether to invest in our common stock. Some of these risks include:

•	the conditions of our primary markets affect our operations. All of our properties are located in Houston, Texas and are affected by the economic cycles and risks inherent in this market, including the continuing effects of the downturn in the energy industry;

•	our business could be adversely affected by a decline in commodity prices, especially the price of crude oil;

•	we derive 47% of our revenues from customers in the energy sector, which subjects us to more risk than if we were broadly diversified;

•	we face risks associated with the acquisition, development and redevelopment of properties;

•	we face a wide range of competition, including competition for acquisitions and competition in the leasing market, that could affect our ability to operate profitably;

•	our performance is subject to risks inherent in owning real estate;

•	if we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives;

•	some of our leases provide customers with the right to terminate their leases early, which could have an adverse effect on our cash flow and results of operations;

•	we will have a debt burden that could materially adversely affect our future operations, and we may incur additional indebtedness in the future;

•	covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations;

•	we have no operating history as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results;

•	certain of our directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Cousins;

•	the risk that we could incur a corporate tax liability if we were to sell the Houston assets previously owned by Parkway prior to 2019;

•	we may not achieve some or all of the expected benefits of the Separation, and the Separation may adversely affect our business; and

•	if we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our stockholders.

Our Principal Office

Our principal executive offices are located at 5847 San Felipe Street, Suite 2200, Houston, Texas 77057. Our telephone number is (346) 200-3100. Our website is located at www.pky.com. The information found on or accessible through our website is not incorporated into, and does not form a part of, this prospectus or any other report or document that we have filed or will file with, or have furnished or will furnish to, the SEC. We have included our website address as an inactive textual reference and do not intend it to be an active link to our website.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus in evaluating our company and our common stock. Any of the following risks could materially and adversely affect our business, results of operations and financial condition. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to Our Properties and Business

If global market and economic conditions deteriorate, our business, financial condition and results of operations could be materially adversely affected.

Weak economic conditions generally, sustained uncertainty about global economic conditions, a tightening of credit markets, business layoffs, downsizing, industry slowdowns and other similar factors that affect our customers could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio. Additionally, these factors and conditions could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. No assurances can be given regarding such macroeconomic factors or conditions, and our ability to lease our properties and increase or maintain rental rates may be negatively impacted, which may have a material adverse effect on our business, financial condition and results of operations.

The conditions of our market affect our business, financial condition and results of operations.

All of our properties are located in Houston, Texas. Therefore, our business, financial condition, results of operations and ability to pay dividends to our stockholders are directly linked to economic conditions in Houston generally, as well as the market for office space in Houston. An economic downturn in Houston, particularly increases in unemployment and customer bankruptcies, may materially adversely affect our business, financial condition and results of operations.

Additionally, as a result of the geographic concentration of our properties in Houston, we are particularly susceptible to adverse weather conditions that threaten southern and coastal states, such as hurricanes and flooding. A single catastrophe or destructive weather event may have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected by a decline in commodity prices, particularly a decline in the price of crude oil.

The Houston market is economically dependent on the petroleum industry. A key economic variable that affects the petroleum industry is the price of crude oil, which can be influenced by general economic conditions, industry inventory levels, production quotas imposed by the Organization of Petroleum Exporting Countries, weather-related damage and disruptions, competing fuel prices and geopolitical risk. If the Houston market faces significant exposure to fluctuations in global crude oil prices, particularly for extended periods of time, or oil prices remain at historically low levels, the Houston market may experience business layoffs, downsizing, consolidations, industry slowdowns and other similar factors. These potential risks to our customers in Houston could negatively impact commercial real estate fundamentals and result in lower occupancy, an increased market for sublease space, lower rental rates and declining values in our real estate portfolio in Houston, which may have a material adverse effect on our business, financial condition and results of operations.

We derive a significant portion of our revenues from customers in the energy sector, which will subject us to more risk than if we were broadly diversified.

As of June 30, 2016, approximately 47% of our revenues were derived from customers in the energy sector. Our customers in the energy sector may be negatively impacted by changes in the supply and demand for crude oil, natural gas and other energy commodities, exploration, production and other capital expenditures related to the energy projects, government regulation and other risks related to commodity prices described in the risk factor entitled “—Our business could be adversely affected by a decline in commodity prices.” The occurrence of any of these events that have a negative impact on the energy sector would have a much larger adverse effect on our revenues than they would if we had a more diversified customer base, which may have a material adverse effect on our business, financial condition and results of operations.

Our performance is subject to risks inherent in owning real estate investments.

We are generally subject to risks incidental to the ownership of real estate. These risks include:

•	changes in supply of or demand for office properties in our market or sub-markets;

•	competition for customers in our market or sub-markets;

•	the ongoing need for capital improvements;

•	increased operating costs, which may not necessarily be offset by increased rents, including insurance premiums, utilities and real estate taxes, due to inflation and other factors;

•	changes in tax, real estate and zoning laws;

•	changes in governmental rules and fiscal policies;

•	inability of customers to pay rent;

•	competition from the development of new office space in our market or sub-markets and the quality of competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record; and

•	civil unrest, acts of war, terrorism, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.

Should any of the foregoing occur, it may have a material adverse effect on our business, financial condition and results of operations.

We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to our existing leases, or we may expend significant capital in our efforts to re-let space, which may adversely affect our business, financial condition and results of operations.

We compete with a number of other owners and operators of office properties to renew leases with our existing customers and to attract new customers. To the extent that we are able to renew leases that are scheduled to expire in the short-term or re-let such space to new customers, heightened competition may require us to give rent concessions or provide customer improvements to a greater extent than we otherwise would have. In addition, the economic downturn of the last several years has led to increased competition for creditworthy customers and we may have difficulty competing with competitors who have purchased properties at depressed prices, because our competitors’ lower cost basis in such properties may allow them to offer space to customers at reduced rental rates.

If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, we may lose potential customers, and we may be pressured to reduce our rental rates below those we currently charge, or may not be able to increase rates to market rates, in order to retain customers upon expiration of their existing leases. Even if our customers renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased customer improvement allowances, leasing commissions, declining rental rates, and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. Our inability to renew leases or re-let space in a reasonable time, a decline in rental rates or an increase in customer improvement, leasing commissions, or other costs may have a material adverse effect on our business, financial condition and results of operations.

An oversupply of office space in our market could cause rental rates and occupancies to decline, making it more difficult for us to lease space at attractive rental rates, if at all.

Undeveloped land in the Houston market is generally more readily available and less expensive per square foot than in markets such as New York City, Chicago, Boston, San Francisco and Los Angeles. As a result, even during times of positive economic growth, it may be easier for our competitors to construct new buildings that would compete with our properties than it would be if we operated in higher barrier-to-entry markets. Any oversupply of office space in our market could result in lower occupancy and rental rates in our portfolio, which may have a material adverse effect on our business, financial condition and results of operations.

Customer defaults may have a material adverse effect on our business, financial condition and results of operations.

The majority of our revenues and income comes from rental income from real property. As such, our business, financial condition and results of operations could be adversely affected if our customers default on their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors’ rights and remedies available to real property owners to collect delinquent rents. If a customer becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the customer promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that customer. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a customer becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the customer. A customer’s default on its obligations may have a material adverse effect on our business, financial condition and results of operations.

Some of our leases provide customers with the right to terminate their leases early, which may have a material adverse effect on our business, financial condition and results of operations.

Certain of our leases permit our customers to terminate their leases as to all or a portion of their leased premises prior to their stated lease expiration dates under certain circumstances, such as providing notice by a certain date and, in most cases, paying a termination fee. To the extent that our customers exercise early termination rights, our cash flow and earnings will be adversely affected, and we can provide no assurances that we will be able to generate an equivalent amount of net effective rent by leasing the vacated space to new third-party customers. If our customers elect to terminate their leases early, it may have a material adverse effect on our business, financial condition and results of operations.

Our expenses may remain constant or increase, even if our revenues decrease, which may have a material adverse effect on our business, financial condition and results of operations.

Costs associated with our business, such as mortgage payments, real estate taxes, insurance premiums and maintenance costs, are relatively inelastic and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a customer fails to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop, we may not be able to reduce our expenses accordingly, which may have a material adverse effect on our business, financial condition and results of operations.

Our property taxes could increase due to a change in property tax rates or a reassessment, which could impact our cash flows.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially. If the property taxes we pay increase, our financial condition, results of operations, cash flows, trading price of our common stock and our ability to satisfy our principal and interest obligations and to pay dividends to our stockholders could be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations.

Illiquidity of real estate may limit our ability to vary our portfolio.

Real estate investments are relatively illiquid. Our ability to vary our portfolio by selling properties and buying new properties in response to changes in economic and other conditions may therefore be limited. In addition, the Internal Revenue Code of 1986, as amended (the “Code”) limits our ability to sell our properties by imposing a penalty tax of 100% on the gain derived from prohibited transactions, which are generally defined as sales or other dispositions of property (other than foreclosure property) held primarily for sale in the ordinary course of a trade or business. The frequency of sales and the holding period of the property sold are two primary factors in determining whether the property sold fits within this definition. These considerations may limit our ability to sell our properties. If we must sell an investment, we cannot assure you that we will be able to dispose of the investment in the time period we desire or that the sales price of the investment will recoup or exceed our cost for the investment, or that the penalty tax would not be assessed, each of which may have a material adverse effect on our business, financial condition and results of operations.

Our portfolio is concentrated in five assets and, as a result, any adverse changes impacting any one of our properties may have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2016, four of our five assets, CityWestPlace, Greenway Plaza, Post Oak Central and San Felipe Plaza, each accounted for more than 10% of our assets on a consolidated basis. Our revenue and funds available for distribution to our stockholders would be materially and adversely affected if any of these properties were materially damaged or destroyed. Additionally, our revenue and funds available for distribution to our stockholders would be materially adversely affected if customers at any of these properties experienced a downturn in their business, which could weaken their financial condition and result in their failure to make timely rental payments, defaulting under their leases or filing for bankruptcy. The significance of these properties in our portfolio means that any adverse change at any of these properties may have a material adverse effect on our business, financial condition and results of operations.

Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions.

We may acquire properties if we are presented with an attractive opportunity to do so. We may face competition for such acquisition opportunities from other investors, and such competition may adversely affect us by subjecting us to the following risks:

•	an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors; and

•	an increase in the purchase price for such acquisition property in the event we are able to acquire such desired property.

Accordingly, competition for acquisitions may limit our opportunities to grow, which may have a material adverse effect on our business, financial condition and results of operations.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

We may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership. These transactions can result in stockholder dilution. This acquisition structure can have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require (and in the case of our properties, requires) that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions, which may have a material adverse effect on our business, financial condition and results of operations.

We may face risks associated with future property acquisitions.

From time to time, we may pursue the acquisition of properties or portfolios of properties, including large portfolios that could further increase our size and result in changes to our capital structure. Our acquisition activities and their success are subject to the following risks:

•	acquisition agreements contain conditions to closing, which may include completion of due diligence to our satisfaction or other conditions that are not within our control, which may not be satisfied;

•	necessary financing for such acquisitions may not be available on favorable terms or at all;

•	acquisition, development or redevelopment projects may require the consent of third parties, such as anchor customers, mortgage lenders and joint venture partners, and such consents may be withheld;

•	the diversion of management’s attention to the assimilation of the operations of the acquired businesses or assets;

•	acquired properties may fail to perform as expected;

•	difficulties in the integration of operations and systems and the inability to realize potential operating synergies;

•	difficulties in the assimilation and retention of the personnel of the acquired companies;

•	challenges in retaining customers;

•	the actual costs of repositioning acquired properties may be higher than our estimates;

•	adequate insurance coverage for new properties may not be available on favorable terms or at all;

•	future acquisitions may result in unanticipated expenses or charges to earnings, including unanticipated operating expenses and depreciation or amortization expenses over the life of any assets acquired;

•	we may not achieve the expected benefits of future acquisitions;

•	acquired properties may be located in new markets where we face risks associated with incomplete knowledge or understanding of the local market and a limited number of established business relationships in the area;

•	accounting, regulatory or compliance issues that could arise, including internal control over financial reporting; and

•	acquired properties may be subject to liabilities and we may not have any recourse, or only limited recourse, to the transferor with respect to unknown liabilities, including liabilities for cleanup of undisclosed environmental contamination or non-compliance with environmental laws. As a result, if a claim were asserted against us based upon ownership of such properties, we might be required to pay a substantial sum, either in settlements or in damages, which could adversely affect our cash flow.

Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to develop new properties successfully, which could materially adversely affect our results of operations due to unexpected costs, delays and other contingencies.

From time to time, we may acquire unimproved real property for development purposes as market conditions warrant, with a joint venture partner or otherwise. In addition to the risks associated with the ownership of real estate investments in general, and investments in joint ventures specifically, there are significant risks associated with our development activities, including the following:

•	delays in obtaining, or an inability to obtain, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, which could result in completion delays and increased development costs;

•	incurrence of development costs for a property that exceed original estimates due to increased materials, labor or other costs, changes in development plans or unforeseen environmental conditions, which could make completion of the property more costly or uneconomical;

•	abandonment of contemplated development projects or projects in which we have started development, and the failure to recover expenses and costs incurred through the time of abandonment which could result in significant expenses;

•	risk of loss of periodic progress payments or advances to builders prior to completion;

•	termination of leases by customers due to completion delays;

•	failure to achieve expected occupancy levels, as the lease-up of space at our development projects may be slower than estimated; and

•	other risks related to the lease-up of newly constructed properties.

In addition, we also rely on rental income and expense projections and estimates of the fair market value of a property upon completion of construction when agreeing to a purchase price at the time we acquire unimproved real property. If our projections are inaccurate, including due to any of the risks described above, we may overestimate the purchase price for a property and be unable to charge rents that compensate us for our increased costs, which may have a material adverse effect on our business, financial condition and results of operations.

We may co-invest in joint ventures with third parties. Any future joint venture investments could be adversely affected by the capital markets, lack of sole decision-making authority, reliance on joint venture partners’ financial condition and any disputes that may arise between us and our joint venture partners.

We may co-invest with third parties through partnerships, joint ventures or other structures in which we acquire noncontrolling interests in, or share responsibility for, managing the affairs of a property, partnership, co-tenancy or other entity. We may also market minority interests in certain of our properties. If we enter into any such joint venture or similar ownership structure, we may not be in a position to exercise sole decision-making authority regarding the properties owned through such joint ventures or similar ownership structure. In addition, investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including potential deadlocks in making major decisions, restrictions on our ability to exit the joint venture, reliance on joint venture partners and the possibility that a joint venture partner might become bankrupt or fail to fund its share of required capital contributions, thus exposing us to liabilities in excess of our share of the joint venture or jeopardizing our REIT status. The funding of our capital contributions to such joint ventures may be dependent on proceeds from asset sales, credit facility advances or sales of equity securities. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to its policies or objectives. We may, in specific circumstances, be liable for the actions of our joint venture partners. In addition, any disputes that may arise between us and joint venture partners may result in litigation or arbitration that would increase our expenses. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We, our customers and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.

We, our customers and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations. Failure to comply with these requirements could subject us, or our customers, to governmental fines or private litigant damage awards. In addition, compliance with these requirements, including new requirements or stricter interpretation of existing requirements, may require us, or our customers, to incur significant expenditures. We do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will develop. Environmental noncompliance liability also could impact a customer’s ability to make rental payments to us. Furthermore, our reputation could be negatively affected if we violate environmental laws or regulations, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, as a current or former owner or operator of real property, we may be subject to liabilities resulting from the presence of hazardous substances, waste or petroleum products at, on, under or emanating from such property, including investigation and cleanup costs, natural resource damages, third-party liability for cleanup costs, personal injury or property damage and costs or losses arising from property use restrictions. In particular, some of our properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties are on, adjacent to or near sites upon which others, including former owners or customers of our properties, have engaged, or may in the future engage, in activities that have released or may have released petroleum products or other hazardous or toxic substances. Cleanup liabilities are often imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. The presence of hazardous substances also may result in use restrictions on impacted properties or result in liens on contaminated sites in favor of the government for damages it incurs to address contamination. We also may be liable for the costs of removal or remediation of hazardous substances or waste disposal or treatment facilities if we arranged for disposal or treatment of hazardous substances at such facilities, whether or not we own such facilities. Moreover, buildings and other improvements on our properties may contain asbestos-containing material or other hazardous building materials or could have indoor air quality concerns (e.g., from airborne contaminants such as mold), which may subject us to costs, damages and other liabilities including abatement cleanup, personal injury, and property damage liabilities. The foregoing could adversely affect occupancy and our ability to develop, sell or borrow against any affected property and could require us to make significant unanticipated expenditures that may have a material adverse effect on our business, financial condition and results of operations.

We may be materially adversely affected by laws, regulations or other issues related to climate change.

If we become subject to laws or regulations related to climate change, our business, financial condition and results of operations could be materially adversely affected. The federal government has enacted, and Houston or the state of Texas may enact, certain climate change laws and regulations which may, among other things, regulate “carbon footprints” and greenhouse gas emissions. Such laws and regulations could result in substantial compliance costs, retrofit costs and construction costs, including monitoring and reporting costs and capital expenditures for environmental control facilities and other new equipment. Furthermore, our reputation could be negatively affected if we violate climate change laws or regulations. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations related to climate change will affect our business, financial condition and results of operations. Additionally, the potential physical impacts of climate change on our operations are highly uncertain and would be particular to Houston. These may include changes in rainfall and storm patterns and intensity, water shortages, changing sea levels and changing temperatures. These impacts may have a material adverse effect on our business, financial condition and results of operations.

Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.

Our properties must comply with the Americans with Disabilities Act (the “ADA”) and any equivalent state or local laws, to the extent that our properties are public accommodations as defined under such laws. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If one or more of our properties is not in compliance with the ADA or any equivalent state or local laws, we may be required to incur additional costs to bring such property into compliance with the ADA or similar state or local laws. Noncompliance with the ADA or similar state and local laws could also result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate amount of the cost of compliance with the ADA or any equivalent state or local laws. If we incur substantial costs to comply with the ADA or any equivalent state or local laws, it may have a material adverse effect on our business, financial condition and results of operations.

Our third-party management agreements are subject to the risk of termination and non-renewal.

Our third-party management agreements are subject to the risk of possible termination under certain circumstances, including our failure to perform as required under these agreements, and to the risk of non-renewal by the property owner upon expiration or renewal of such management agreements on terms less favorable to us than the terms of current management agreements. If management agreements are terminated, or are not renewed upon expiration, our expected revenues will decrease which may have a material adverse effect on our business, financial condition and results of operations.

Our Third-Party Services Business may subject us to certain liabilities.

We may hire and supervise third-party contractors to provide construction, engineering and various other services for properties we are managing on behalf of third-party clients. Depending upon (1) the terms of our contracts with third-party clients, which, for example, may place us in the position of a principal rather than an agent, or (2) the responsibilities we assume or are legally deemed to have assumed in the course of a client engagement (whether or not memorialized in a contract), we may be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we do not control. Adverse outcomes of property management disputes or litigation could negatively impact our business, financial condition and results of operations, particularly if we have not limited in our contracts the extent of damages to which we may be liable for the consequences of our actions, or if our liabilities exceed the amounts of the commercial third-party insurance that we carry. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property manager, even if we have technically disclaimed liability as a legal matter, in which case we may find it commercially prudent to participate in a financial settlement for purposes of preserving the client relationship.

Acting as a principal may also mean that we pay a contractor before we have been reimbursed by the client, which exposes us to additional risks of collection from the client in the event of an intervening bankruptcy or insolvency of the client. The reverse can occur as well, where a contractor that we have paid files for bankruptcy or commits fraud before completing a project for which we have paid it in part or in full. As part of our project management business, we are responsible for managing the various contractors required for a project, including general contractors, in order to ensure that the cost of a project does not exceed the contract price and that the project is completed on time. In the event that one of the other contractors on the project does not or cannot perform as a result of bankruptcy or for any other reason, we may be responsible for cost overruns as well as the consequences for late delivery. In the event that we have not accurately estimated our own costs of providing services under warranted or guaranteed cost contracts, we may lose money on such contracts until such time as we can legally terminate them, which may have a material adverse effect on our business, financial condition and results of operations.

We are required to maintain certain licenses to conduct our Third-Party Services Business.

Our Third-Party Services Business, which involves the brokerage of real estate leasing transactions and property management, requires us to maintain licenses in various jurisdictions in which we operate and to comply with particular regulations in such jurisdictions. If we fail to maintain our licenses or conduct regulated activities without a license or in contravention of applicable regulations, we may be required to pay fines or return commissions, which may have a material adverse effect on our business, financial condition and results of operations.

As a licensed real estate service provider and advisor in various jurisdictions, we may be subject to various due diligence, disclosure, standard-of-care, anti-money laundering and other obligations in the jurisdictions in which we operate our Third-Party Services Business. Failure to fulfill these obligations could subject us to litigation from parties who leased properties we brokered or managed. We could become subject to claims by participants in real estate sales or other services claiming that we did not fulfill our obligations as a service provider or broker. This may include claims with respect to conflicts of interest where we are acting, or are perceived to be acting, for two or more clients with potentially contrary interests. Any such claims may have a material adverse effect on our business, financial condition and results of operations.

Our assets may be subject to impairment charges.

We will regularly review our real estate assets for impairment, and based on these reviews, we may record impairment losses that have a material adverse effect on our business, financial condition and results of operations. Negative or uncertain market and economic conditions, as well as market volatility, increase the likelihood of incurring impairment losses. Such impairment losses may have a material adverse effect on our business, financial condition and results of operations.

Uninsured and underinsured losses may adversely affect our operations.

We, or in certain instances, customers at our properties, carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of our properties. We also carry wind and flood coverage on properties in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate. Similarly, we are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. However, we may be subject to certain types of losses that are generally uninsured losses, including, but not limited to losses caused by riots, war or acts of God. In the event of substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property, which may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to litigation, which could have a material adverse effect on our financial condition.

We may be subject to litigation, including claims related to our assets and operations that are otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we may not be insured against. While we generally intend to vigorously defend ourselves against such claims, we cannot be certain of the ultimate outcomes of claims that may be asserted against us. Unfavorable resolution of such litigation may result in our having to pay significant fines, judgments, or settlements, which, if uninsured—or if the fines, judgments and settlements exceed insured levels—would adversely impact our earnings and cash flows, thereby negatively impacting our ability to service debt and pay dividends to our stockholders, which may have a material adverse effect on our business, financial condition and results of operations. Certain litigation, or the resolution of certain litigation, may affect the availability or cost of some of our insurance coverage, expose us to increased risks that would be uninsured, or adversely impact our ability to attract officers and directors, each of which may have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected by security breaches through cyber-attacks, cyber intrusions or otherwise.

We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization and other significant disruptions of our information technology networks and related systems. These risks include operational interruptions, private data exposure and damage to our relationships with our customers, among other things. There can be no assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective. A security breach involving our networks and related systems could disrupt our operations in numerous ways that may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to satisfy the regulatory requirements of the Sarbanes-Oxley Act, or if our disclosure controls or internal control over financial reporting is not effective, investors could lose confidence in our reported financial information, which could adversely affect the perception of our business and the trading price of our common stock.

As a public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and are required to prepare our financial statements in accordance with the rules and regulations promulgated by the SEC. The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. Although management will continue to review the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, there can be no guarantee that our internal controls over financial reporting will be effective in accomplishing all of our control objectives. If we are not able to comply with these and other requirements in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which may have a material adverse effect on our business, financial condition and results of operations.

The success of our business depends on retaining officers and employees.

Our continued success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, Mr. James R. Heistand, our President and Chief Executive Officer, who would be difficult to replace. Although Legacy Parkway extended its employment agreement with Mr. Heistand in July 2016, which was assigned to and assumed by us pursuant to the Employee Matters Agreement, dated as of October 5, 2016 (“Employee Matters Agreement”), among Parkway, Cousins and certain other parties thereto, in connection with the Spin-Off in order to provide for an additional nine-month term, we cannot provide any assurance that Mr. Heistand will remain employed by us. Our ability to retain Mr. Heistand, or to attract a suitable replacement should he leave, is dependent on the competitive nature of the employment market. The loss of services of Mr. Heistand or other key personnel may have a material adverse effect on our business, financial condition and results of operations.

Additionally, our success depends in part upon our ability to retain key employees formerly employed by Cousins and Legacy Parkway, and no assurance can be given that we will be able to retain key employees, which may have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of indebtedness and may need to incur more in the future.

As of June 30, 2016, we had $804.1 million of total outstanding indebtedness. In addition, in connection with executing our business strategies going forward, we expect to continue to evaluate the possibility of acquiring additional properties and making strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for us, including:

•	hindering our ability to adjust to changing market, industry or economic conditions;

•	limiting our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;

•	limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

•	making us more vulnerable to economic or industry downturns, including interest rate increases; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

Moreover, to respond to competitive challenges, we may be required to raise substantial additional capital to execute our business strategy. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. If we are able to obtain additional financing, our credit ratings could be further adversely affected, which could further raise our borrowing costs and further limit our future access to capital and our ability to satisfy our obligations under our indebtedness, which may have a material adverse effect on our business, financial condition and results of operations.

We have existing debt and refinancing risks that could affect our cost of operations.

We have both fixed and variable rate indebtedness and may incur additional indebtedness in the future, including borrowings under a $350 million term loan facility (the “Term Loan”) and a $100 million revolving credit facility (the “Revolving Credit Facility,” and, together with the Term Loan, the “Credit Facilities”), to finance possible acquisitions and for general corporate purposes. As a result, we are, and expect to be, subject to the risks normally associated with debt financing including:

•	that interest rates may rise;

•	that our cash flow will be insufficient to make required payments of principal and interest;

•	that we will be unable to refinance some or all of our debt;

•	that any refinancing will not be on terms as favorable as those of our existing debt;

•	that required payments on mortgages and on our other debt are not reduced if the economic performance of any property declines;

•	that debt service obligations will reduce funds available for distribution to our stockholders;

•	that any default on our debt, due to noncompliance with financial covenants or otherwise, could result in acceleration of those obligations;

•	that we may be unable to refinance or repay the debt as it becomes due; and

•	that if our degree of leverage is viewed unfavorably by lenders or potential joint venture partners, it could affect our ability to obtain additional financing.

If we are unable to repay or refinance our indebtedness as it becomes due, we may need to sell assets or to seek protection from our creditors under applicable law, which may have a material adverse effect on our business, financial condition and results of operations.

Our governing documents do not limit the amount of indebtedness we may incur and we may become more highly leveraged.

Our Charter and Bylaws do not limit the amount of indebtedness we may incur. Accordingly, our board of directors may permit us to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition, results of operations and funds available for distribution to stockholders might be negatively affected, and the risk of default on our indebtedness could increase, which may have a material adverse effect on our business, financial condition and results of operations.

The cost and terms of mortgage financings may render the sale or financing of a property difficult or unattractive.

The sale of a property subject to a mortgage loan may trigger pre-payment penalties, yield maintenance payments or make-whole payments to the lender, which would reduce the amount of gain or increase our loss on the sale of a property and could make the sale of a property less likely. Certain of our mortgage loans will have significant outstanding principal balances on their maturity dates, commonly known as “balloon payments.” There is no assurance that we will be able to refinance such balloon payments upon the maturity of the loans, which may force disposition of properties on disadvantageous terms or require replacement with debt with higher interest rates, either of which would have an adverse impact on our financial condition and results of operations. Additionally, at the time a loan matures, the property may be worth less than the loan amount and, as a result, we may determine not to refinance the loan and permit foreclosure, generating a loss. Any such losses may have a material adverse effect on our business, financial condition and results of operations.

Financial covenants could materially adversely affect our ability to conduct our business.

The credit agreement governing the Credit Facilities contains restrictions on the amount of debt we may incur and other restrictions and requirements on its operations. These restrictions, as well as any additional restrictions to which we may become subject in connection with additional financings or refinancings, could restrict our ability to pursue business initiatives, effect certain transactions or make other changes to our business that may otherwise be beneficial to us, which could adversely affect our results of operations. In addition, violations of these covenants could cause declarations of default under, and acceleration of, any related indebtedness, which would result in adverse consequences to our financial condition. The Credit Facilities contain cross-default provisions that give the lenders the right to declare a default if we are in default resulting in (or permitting the) acceleration of other debt under other loans in excess of certain amounts. In the event of a default, we may be required to repay such debt with capital from other sources, which may not be available to us on attractive terms, or at all, which may have a material adverse effect on our business, financial condition and results of operations.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Incurring mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties (or portions thereof).

For tax purposes, a foreclosure of any of our properties that is subject to a nonrecourse mortgage loan generally would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to satisfy the distribution requirements applicable to REITs under the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our agreements with certain continuing investors with respect to sales of certain properties, which may have a material adverse effect on our business, financial condition and results of operations.

Failure to hedge effectively against interest rate changes may have a material adverse effect on our business, financial condition and results of operations.

The interest rate hedge instruments we may use to manage some of our exposure to interest rate volatility involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements. Failure to hedge effectively against such interest rate changes may have a material adverse effect on our business, financial condition and results of operations.

We depend on external sources of capital that are outside of our control, which may affect our ability to pursue strategic opportunities, refinance or repay our indebtedness and make distributions to our stockholders.

In order to qualify to be taxed as a REIT, we generally must distribute annually at least 90% of our “REIT taxable income,” subject to certain adjustments and excluding any net capital gain, to our stockholders. Because of this distribution requirement, it is not likely that we will be able to fund all future capital needs from income from operations. As a result, when we engage in the development or acquisition of new properties or expansion or redevelopment of existing properties, we will continue to rely on third-party sources of capital, including lines of credit, collateralized or unsecured debt (both construction financing and permanent debt) and equity issuances. Our access to third-party sources of capital depends on a number of factors, including general market conditions, the market’s view of the quality of our assets, the market’s perception of our growth potential, our current debt levels and our current and expected future earnings. There can be no assurance that we will be able to obtain the financing necessary to fund our current or new developments or project expansions or our acquisition activities on terms favorable to us or at all. If we are unable to obtain a sufficient level of third-party financing to fund our capital needs, our ability to make distributions to our stockholders may be adversely affected which may have a material adverse effect on our business, financial condition and results of operations.

We may amend our investment strategy and business policies without stockholder approval.

Our board of directors may change our investment strategy or any of our investment guidelines, financing strategy or leverage policies with respect to investments, developments, acquisitions, growth, operations, indebtedness, capitalization and dividends at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile. Such a change in our strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, among other risks. These changes could adversely affect our ability to pay dividends to our stockholders, and may have a material adverse effect on our business, financial condition and results of operations.

TPG Pantera is a significant stockholder and may have conflicts of interest with us in the future.

As of November 3, 2016, TPG Pantera and TPG Management owned approximately 9.8% of our issued and outstanding common stock. In addition, pursuant to the TPG Stockholders Agreement, so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of our issued and outstanding common stock, the TPG Parties will have preemptive rights to participate in our future equity issuances, subject to certain conditions. This concentration of ownership in one group of stockholders, together with the contractual ability for these stockholders to acquire additional shares, could potentially be disadvantageous to other stockholders’ interests. If the TPG Parties were to sell or otherwise transfer all or a large percentage of their holdings, our stock price could decline and we could find it difficult to raise capital, if needed, through the sale of additional equity securities. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.”

Additionally, the interests of the TPG Parties may differ from the interests of our other stockholders in material respects. For example, the TPG Parties may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in the TPG Parties’ judgment, could enhance their other equity investments, even though such transactions might involve risks to us. The TPG Parties are in the business of making or advising on investments in companies and may from time to time in the future acquire interests in, or provide advice to, businesses that directly or indirectly compete with certain portions of our business. The TPG Parties may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us, which may have a material adverse effect on our business, financial condition and results of operations.

The TPG Stockholders Agreement with the TPG Parties grants TPG Pantera certain rights that may restrain our ability to take various actions in the future.

On October 7, 2016, we entered into the TPG Stockholders Agreement, pursuant to which we granted TPG Pantera certain board rights, which could allow TPG Pantera to influence our board of directors. Under the TPG Stockholders Agreement, we have agreed, at the effective time of the Merger, to have a seven-member board of directors. We have granted TPG Pantera the right to nominate a specified number of directors to our board of directors and to have a specified number of such directors appointed to the compensation committee of our board of directors (the “Compensation Committee”) and the investment committee of our board of directors (the “Investment Committee”) for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% of the outstanding shares of our common stock. TPG is entitled to nominate to our board of directors (i) three directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of our common stock is at least 30%, (ii) two directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of our common stock is at least 5% but less than 30% and (iii) one director if TPG Pantera’s beneficial ownership of the issued and outstanding shares of our common stock is at least 2.5% but less than 5%. In addition, we have agreed to constitute our Investment Committee as a four member committee and (i) for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the issued and outstanding shares of our common stock, TPG Pantera will have the right to have two of its designees to our board of directors appointed to the Investment Committee and one of its designees to our board of directors appointed to the Compensation Committee; and (ii) for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% but less than 5% of the issued and outstanding shares of our common stock, TPG will have the right to have one of its designees to our board of directors appointed to the Investment Committee and the Compensation Committee. Pursuant to the terms of the TPG Stockholders Agreement, so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the outstanding shares of our common stock, other than in connection with any change in control of us, TPG Pantera also will have the right to consent to any change in the size or rights and responsibilities of either our Investment Committee or the Compensation Committee and to certain other matters described below under the caption “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.” The ability of TPG Pantera to influence our board of directors may have a material adverse effect on our business, financial condition and results of operations.

Mr. James A. Thomas, the chairman of our board of directors, is a significant stockholder and may have interests that differ from our other stockholders.

Mr. James A. Thomas, the chairman of our board of directors, is a significant stockholder on a fully diluted basis. Concurrently with the execution of the Merger Agreement, Legacy Parkway and Parkway LP entered into a letter agreement (the “Thomas Letter Agreement”) with Mr. Thomas, then chairman of the Legacy Parkway board of directors, and certain unitholders of Parkway LP who are affiliated with Mr. Thomas (together with Mr. Thomas, the “Thomas Parties”) relating to certain governance rights of Mr. Thomas, certain tax protection arrangements, and registration rights. Pursuant to the Separation and Distribution Agreement, the Thomas Letter Agreement is binding on us, and, is not binding upon Cousins, Cousins LP or any of their subsidiaries. Among other things, the Thomas Letter Agreement provides that Legacy Parkway would cause Mr. Thomas to be appointed as our chairman and that Legacy Parkway would modify certain existing tax protection agreements in favor of Mr. Thomas. While, as our director, Mr. Thomas has a fiduciary duty to us and our stockholders, Mr. Thomas’ interests may differ from the interests of our other stockholders and, given his significant ownership in us, he may influence opportunities that have an effect on our business, financial condition and results of operations. For more information, see “Certain Relationships and Related Person Transactions—Agreement with Mr. James A. Thomas.”

Risks Related to the Separation, the UPREIT Reorganization and the Spin-Off

Our business and operating results could be negatively affected if we are unable to successfully integrate the Houston businesses previously owned by Cousins and Parkway.

The Merger involved the combination of two companies which previously operated as independent public companies. The Separation, the UPREIT Reorganization and the Spin-Off involved the separation, reorganization and distribution of the assets of two companies that previously operated as independent public companies. Our management team has and will continue to devote significant management attention and resources to post-closing activities following the occurrence of such events. Potential difficulties we or Cousins may encounter in the integration process, in the Separation, the UPREIT Reorganization and the Spin-Off, and in the related post-closing activities include the following:

•	lost sales and customers as a result of certain customers of either of Cousins or Legacy Parkway deciding not to do business with us;

•	difficulties in the integration of operations and systems of the Houston businesses previously owned by Cousins and Legacy Parkway;

•	the inability to realize potential operating synergies;

•	the failure by us to retain key employees;

•	the complexities of combining two companies with different histories, cultures, regulatory restrictions, markets and customer bases;

•	accounting, regulatory or compliance issues that could arise, including internal control over financial reporting;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger, the Separation, the UPREIT Reorganization and the Spin-Off; and

•	challenges in retaining the customers of each of Cousins and Legacy Parkway after the Spin-Off.

For all these reasons, you should be aware that it is possible that the integration process, the Separation, the UPREIT Reorganization and the Spin-Off or the related post-closing activities could result in the distraction of our management, the disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the Separation, the UPREIT Reorganization and the Spin-Off, which may have a material adverse effect on our business, financial condition and results of operations.

We have no operating history as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about our business in this prospectus refers to Cousins’ portion of the Houston Business as operated and integrated with Legacy Parkway’s portion of the Houston Business. Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of Cousins and Legacy Parkway. Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented, or those that we will achieve in the future. Factors which could cause our results to materially differ from those reflected in such historical and pro forma financial information and which may adversely impact our ability to achieve similar results in the future may include, but are not limited to, the following:

•	the financial results in this prospectus do not reflect all of the expenses we will incur as a public company;

•	prior to the Separation, the UPREIT Reorganization and the Spin-Off, our business was operated by Legacy Parkway and Cousins as part of their respective corporate organizations. We will need to make investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access after the Spin-Off, which will be costly;

•	after the Spin-Off, we are unable to use Legacy Parkway’s and Cousins’ economies of scope and scale in procuring various goods and services and in maintaining vendor and customer relationships. Although we entered into the Separation and Distribution Agreement, which provides for certain transition-related arrangements between us and Cousins, these arrangements may not fully capture the benefits we have previously enjoyed as a result of our business being integrated within the businesses of Legacy Parkway and Cousins and may result in us paying higher charges than in the past for necessary services;

•	prior to the Separation, the UPREIT Reorganization and the Spin-Off, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development, and capital expenditures, have been satisfied as part of the corporation-wide cash management policies of Cousins and Parkway. Following the Spin-Off, while we have entered into the Credit Facilities, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be on terms as favorable to those obtained by Cousins or Legacy Parkway, and the cost of capital for our business may be higher than Cousins’ or Legacy Parkway’s cost of capital prior to the Separation, the UPREIT Reorganization and the Spin-Off, which may have a material adverse effect on our business, financial condition and results of operations; and

•	our cost structure, management, financing and business operations will be significantly different as a result of operating as an independent public company. These changes will result in increased costs, including, but not limited to, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of our status as an independent company. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, please see “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data—Parkway Houston,” “Selected Historical Combined Financial Data—Cousins Houston,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

Cousins may fail to perform under various transaction agreements that were executed as part of the Separation, the UPREIT Reorganization and the Spin-Off, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

Prior to the effective time of the Merger, we entered into agreements with Cousins in connection with the Separation, the UPREIT Reorganization and the Spin-Off including the Separation and Distribution Agreement, the Employee Matters Agreement and the Tax Matters Agreement (the “Tax Matters Agreement”), dated as of October 5, 2016, among Parkway, Cousins and certain other parties thereto. Certain of these agreements provide for the performance of services by each company for the benefit of the other for a period of time after the Spin-Off. We rely on Cousins to satisfy its performance and payment obligations under such agreements. If Cousins is unable to satisfy such obligations, including its indemnification obligations, we could incur operational difficulties or losses, which may have a material adverse effect on our business, financial condition and results of operations.

If we do not have in place similar agreements with other providers of these services when the transaction agreements terminate and we are not able to provide these services internally, we may not be able to operate our business effectively and our profitability may decline, which may have a material adverse effect on our business, financial condition and results of operations. For more information, see “Certain Relationships and Related Person Transactions.”

Potential indemnification liabilities owed to Cousins pursuant to the Separation and Distribution Agreement may have a material adverse effect on our business, financial condition and results of operations.

The Separation and Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Separation, the UPREIT Reorganization and the Spin-Off, certain conditions to the Separation, the UPREIT Reorganization and the Spin-Off and provisions governing our relationship with Cousins with respect to and following the Spin-Off. Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist related to our business activities, whether incurred prior to or after the Spin-Off, as well as certain obligations of Cousins that we will assume pursuant to the Separation and Distribution Agreement. If we are required to indemnify Cousins under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which may have a material adverse effect on our business, financial condition and results of operations.

Certain of our directors may have actual or potential conflicts of interest because of their previous or continuing equity interests in, or positions at, Cousins.

Certain of our directors are persons who have previously served as directors of Cousins or who may own Cousins common stock or other equity awards. Even though our board of directors consists of a majority of independent directors, we expect that certain of our directors will continue to have a financial interest in Cousins common stock. Continued ownership of Cousins common stock or other equity awards could create, or appear to create, potential conflicts of interest, which may have a material adverse effect on our business, financial condition and results of operations.

We may not achieve some or all of the expected benefits of the Separation, the UPREIT Reorganization and the Spin-Off, and the Separation, the UPREIT Reorganization and the Spin-Off may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, the UPREIT Reorganization and the Spin-Off, or such benefits may be delayed due to a variety of circumstances, not all of which may be under our control.

We may not achieve the anticipated benefits of the Separation, the UPREIT Reorganization and the Spin-Off for a variety of reasons, including, among others: (i) diversion of management’s attention from operating and growing our business; (ii) disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, which could adversely affect our ability to maintain relationships with customers; (iii) increased susceptibility to market fluctuations and other adverse events following the Separation, the UPREIT Reorganization and the Spin-Off; and (iv) lack of diversification in our business, compared to Legacy Parkway’s or Cousins’ businesses prior to the Separation, the UPREIT Reorganization and the Spin-Off. Failure to achieve some or all of the benefits expected to result from the Separation, the UPREIT Reorganization and the Spin-Off, or a delay in realizing such benefits, may have a material adverse effect on our business, financial condition and results of operations.

Our agreements with Cousins in connection with the Separation, the UPREIT Reorganization and the Spin-Off involve conflicts of interest, and we may have received better terms from unaffiliated third parties than the terms we will receive in these agreements.

Because the Separation, the UPREIT Reorganization and the Spin-Off involved the combination and division of certain businesses previously owned by Legacy Parkway and Cousins into two independent companies, we entered into certain agreements with Cousins to provide a framework for our relationship with Cousins following the Separation, the UPREIT Reorganization and the Spin-Off, including the Separation and Distribution Agreement, the Tax Matters Agreement and the Employee Matters Agreement. The terms of these agreements were determined while portions of our business were still owned by Cousins and Legacy Parkway and were negotiated by persons who were employees, officers or directors of Legacy Parkway, Cousins or their respective subsidiaries prior to the Separation, the UPREIT Reorganization and the Spin-Off, or who are employees, officers or directors of Cousins following the effective time of the Merger, and, accordingly, may have conflicts of interest. For example, during the period in which the terms of these agreements were negotiated, our board of directors was not independent of Legacy Parkway or Cousins. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties, which may have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the Separation and Distribution Agreement, Cousins will indemnify us for certain pre-Spin-Off liabilities and liabilities related to Cousins’ assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that Cousins’ ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement, Cousins will indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Cousins retains, and there can be no assurance that Cousins will be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Cousins any amounts for which we were held liable by such third parties, any indemnification received may be insufficient to fully offset the financial impact of such liabilities or we may be temporarily required to bear these losses while seeking recovery from Cousins, which may have a material adverse effect on our business, financial condition and results of operations.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our share price to decline.

As of November 3, 2016, we had an aggregate of approximately 49,110,645 shares of common stock issued and outstanding. Such shares of our common stock are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Although we have no actual knowledge of any plan or intention on the part of any of our 5% or greater stockholders to sell their shares of our common stock, it is possible that some of our large stockholders will sell our common stock that they received in the Spin-Off. For example, our stockholders may sell our common stock because our concentration in Houston, Texas, our business profile or our market capitalization as an independent company does not fit their investment objectives, or because shares of our common stock are not included in certain indices after the Spin-Off. A portion of Cousins common stock is held by index funds, and if we are not included in these indices, these index funds may be required to sell our common stock. The sales of significant amounts of our common stock, or the perception in the market that this may occur, may result in the lowering of the market price of our common stock, which may have a material adverse effect on our business, financial condition and results of operations.

The Credit Facilities may limit our ability to pay dividends on our common stock, including repurchasing shares of our common stock.

Under the credit agreement governing the Credit Facilities, our dividends may not exceed the greater of (1) 90% of our funds from operations, and (2) the amount required for us to qualify and maintain our status as a REIT. Other permitted dividends include, among other things, the amount required for us to avoid the imposition of income and excise taxes. Any inability to pay dividends may negatively impact our REIT status or could cause stockholders to sell shares of our common stock, which may have a material adverse effect on our business, financial condition and results of operations.

The price of our common stock may be volatile or may decline.

The market price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These fluctuations in the stock market may adversely affect the market price of our common stock. Among the factors that could affect the market price of our common stock are:

•	actual or anticipated quarterly fluctuations in our business, financial condition and operating results;

•	changes in revenues or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

•	the ability of our customers to pay rent to us and meet their other obligations to us under current lease terms;

•	our ability to re-lease spaces as leases expire;

•	our ability to refinance our indebtedness as it matures;

•	any changes in our dividend policy;

•	any future issuances of equity securities;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	general market conditions and, in particular, developments related to market conditions for the real estate industry; and

•	domestic and international economic factors unrelated to our performance.

In addition, until the market has fully evaluated our business as a stand-alone entity, the prices at which shares of our common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our stock price following the Spin-Off may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Status as a REIT

Failure to qualify to be taxed as a REIT, or failure to remain qualified as a REIT, would cause us to be subject to U.S. federal income tax as a regular corporation and could cause us to face substantial tax liability, which would substantially reduce funds available for distributions to our stockholders.

We intend to qualify and elect to be taxed as a REIT beginning with our short taxable year commencing on the day prior to the Spin-Off and ending December 31, 2016. We will receive an opinion from Hogan Lovells US LLP that, commencing with our short taxable year ending December 31, 2016, we are organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our current and proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2016 and subsequent taxable years. You should be aware that Hogan Lovells US LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us and Cousins as to factual matters, including representations regarding the nature of our and Cousins’ assets and the conduct of our and Cousins’ business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Hogan Lovells US LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, both the validity of Hogan Lovells US LLP’s opinion and our qualification as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain asset, income, organizational, distribution, stockholder ownership and other requirements set forth in the U.S. federal tax laws. Hogan Lovells US LLP has not reviewed and will not review our compliance with those tests on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements or that the IRS will not contend that our investments violate the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would face serious tax consequences that would substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we were entitled to relief under certain U.S. federal income tax laws, we would not be able to re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we were to fail to qualify as a REIT, we would no longer be required to make distributions. Any corporate tax liability imposed as a result of our failure to qualify as a REIT could be substantial and would reduce the amount of funds available for distribution to our stockholders. As a result of all these factors, our failure to qualify as a REIT could adversely affect the value of, and trading prices for, our common stock, and could have a material adverse effect on our business, financial condition and results of operations. See “Material U.S. Federal Income Tax Consequences” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

If either Cousins or Legacy Parkway failed, or fails, to qualify as a REIT in its 2012 through 2016 taxable years, we would be prevented from electing to qualify as a REIT for several years.

We believe that, from the time of our formation until the issuance of our non-voting preferred stock to Cousins LP in the UPREIT Reorganization, we were a “qualified REIT subsidiary” of Cousins. Under applicable Treasury Regulations, if either Cousins or Legacy Parkway failed, or fails, to qualify as a REIT in its 2012 through 2016 taxable years, unless Cousins’ or Legacy Parkway’s failure was or is subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Cousins or Legacy Parkway failed to qualify. Failure to qualify as a REIT would have a material adverse effect on our business, financial condition and results of operations.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify, and remain qualified, for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For more information, see “Material U.S. Federal Income Tax Consequences.” For example, in order to meet the REIT qualification requirements, we may hold some of our assets or conduct certain of our activities through one or more taxable REIT subsidiaries (“TRSs”) or other subsidiary corporations that will be subject to federal, state and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease funds available for distribution to stockholders, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, for U.S. federal income tax purposes, if a REIT acquires property from a C corporation in a transaction in which gain is not required to be recognized for tax purposes and sells such property within a specified number of years after such acquisition, the REIT will be subject to corporate income tax on the gain that would have been recognized had the property been sold in a taxable transaction at the time of the acquisition (referred to as “sting tax gain”). Legacy Parkway acquired properties in December 2013 from a C corporation that are subject to these rules. Cousins transferred these properties to us in the Separation. The parties have structured the Separation in a manner intended to cause Cousins to recognize the “sting tax gain,” and to preclude us from having to recognize “sting tax gain” with respect to these properties if they were to be sold by us prior to January 2019. There can be no assurance, however, that if these properties were to be sold by us prior to January 2019 that we would not also be subject to the corporate income tax on the “sting tax gain” associated with those properties. If the IRS were to assert that position successfully, then we could incur a significant corporate income tax liability if it were to sell these former Legacy Parkway properties prior to January 2019.

Failure to make required distributions would subject us to federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT (and assuming that certain other requirements are also satisfied), we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. If we become subject to a federal corporate income tax, it could have a material adverse effect on our business, financial condition and results of operations.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds or sell assets during unfavorable market conditions.

To satisfy the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of cash and the recognition of taxable income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our qualification as a REIT, which could have a material adverse effect on our business, financial condition and results of operations.

Our ownership of our TRS, and any other TRSs we form, will be subject to limitations and our transactions with our TRS, and any other TRSs we form, will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The 100% tax would apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm’s-length rent. We will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% (20% for taxable years beginning after December 31, 2017) TRS limitation or to avoid application of the 100% excise tax. The limitations and taxes imposed on TRSs could have a material adverse effect on our business, financial condition and results of operations

Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our total assets can be represented by nonqualified publicly offered REIT debt instruments. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or contribute to a TRS otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and funds available for distribution to our stockholders. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make, and, in certain cases, maintain ownership of, certain attractive investments, which could have a material adverse effect on our business, financial condition and results of operations.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The stock ownership restrictions of the Code for REITs and the stock ownership limit in our Charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each of our taxable years after 2016, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each of our taxable years after 2016. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our Charter generally authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, our Charter generally prohibits any person (other than a person who has been granted an exception) from actually or constructively owning more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or more than 9.8% of the aggregate of the outstanding shares of our preferred stock by value or by number of shares, whichever is more restrictive. Our Charter grants Cousins and certain of its affiliates an exemption from these ownership limits with respect to Cousins’ ownership of the non-voting preferred stock. Our Charter also permits exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Our board of directors has granted TPG an exemption from the stock ownership limits contained in our Charter to enable TPG to acquire up to 32% of our common stock, subject to continued compliance with the terms of our Charter.

We may pay taxable dividends on our common stock in common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the

IRS issued a revenue procedure creating a temporary safe harbor that authorized publicly traded REITs to make elective cash/share dividends, but that temporary safe harbor has expired. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends would be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends using both our common stock and cash, although we may choose to do so in the future.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends treated as qualified dividend income, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. Under current law, income that we generate from derivatives or other transactions that we enter into to manage the risk of interest rate changes with respect to borrowings made, or to be made, to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% and 95% gross income requirements applicable to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transactions as a hedge, the income from such transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result of these rules, we may be required to limit the use of hedging techniques that might otherwise be advantageous, or implement those hedges through a TRS. This could increase the cost of our hedging activities because any such TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates or other changes than we would otherwise incur. In addition, losses in any TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS, which could have a material adverse effect on our business, financial condition and results of operations.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our Charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have a material adverse effect on our total return to our stockholders, or on our business, financial condition and results of operations.

We may be subject to adverse legislative, administrative, or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation, could have a material adverse effect on our business, financial condition and results of operations.

The prohibited transactions tax may limit our ability to dispose of our assets, and we could incur a material tax liability if the IRS successfully asserts that the 100% prohibited transaction tax applies to some or all of our past or future dispositions.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax equal to 100% of net gain upon a disposition of property. Although a safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction is available, some or all of our future dispositions may not qualify for that safe harbor. We intend to avoid disposing of property that may be characterized as held primarily for sale to customers in the ordinary course of business. To avoid the prohibited transaction tax, we may choose not to engage in certain sales of our assets or may conduct such sales through a TRS, which would be subject to federal, state and local income taxation. Moreover, no assurance can be provided that the IRS will not assert that some or all of our future dispositions are subject to the 100% prohibited transactions tax. If the IRS successfully imposes the 100% prohibited transactions tax on some or all of our dispositions, the resulting tax liability could be material, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

Limitations on the ownership of our common stock and other provisions of our Charter may preclude the acquisition or change of control of our Company.

Certain provisions contained in our Charter and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of our Charter are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize our REIT qualification. Among other things, unless exempted by our board of directors, no person may actually or constructively own more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding shares of our preferred stock by value or by number of shares, whichever is more restrictive. Our Charter grants Cousins and certain of its affiliates an exemption from these ownership limits with respect to Cousins’ ownership of the non-voting preferred stock. Our board of directors may, in its sole discretion, grant other exemptions to the stock ownership limits, subject to such conditions and the receipt by our board of directors of certain representations and undertakings.

In addition to these ownership limits, our Charter also prohibits any person from (a) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code, (b) transferring our capital stock if such transfer would result in our stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (c) beneficially or constructively owning shares of our capital stock to the extent such ownership would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (d) beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. If any transfer of shares of our common stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations, (such person, a prohibited owner), then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of our capital stock that otherwise would cause any person to violate the above limitations will be void. The prohibited owner will not benefit economically from ownership of any shares of our capital stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of our capital stock held in the charitable trust.

Generally, the ownership limits imposed under the Code are based upon direct or indirect ownership by “individuals,” but only during the last half of a taxable year. The ownership limits contained in our Charter are based upon direct or indirect ownership at any time by any “person,” which term includes entities. These ownership limitations in our Charter are common in REIT governing documents and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, the ownership limits on our common stock also might delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Furthermore, under our Charter, our board of directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as our board of directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests, which could have a material adverse effect on our business, financial condition and results of operations.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for Parkway common stock or that our stockholders otherwise believe to be in their best interest.

Certain provisions of the Maryland General Corporation Law (the “MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of Parkway common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10 percent or more of the voting power of our common stock or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of our then outstanding voting shares at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an “interested shareholder,” and thereafter impose fair price and/or supermajority and stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected to opt out of the business combination and control share provisions of the MGCL. However, we cannot assure you that our board of directors will not opt to be subject to such business combination and control share provisions of the MGCL in the future.

Subtitle 8 of Title 3 of the MGCL, known as the Maryland Unsolicited Takeover Act, permits the board of directors of a Maryland corporation, without stockholder approval and regardless of what is currently provided in the corporation’s charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of the corporation’s common stock with the opportunity to realize a premium over the then current market price. We have elected to opt out of the Maryland Unsolicited Takeover Act and cannot opt back in without obtaining stockholder approval in advance.

Market interest rates may have an effect on the value of our common stock.

One of the factors that influence the price of our common stock is its dividend yield, or the dividend per share as a percentage of the price of our common stock, relative to market interest rates. An increase in market interest rates, which are currently at historically low levels, may lead prospective purchasers of our common stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient funds available for distribution or otherwise, investors may seek alternative investments with a higher dividend yield, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease as market interest rates increase, which may have a material adverse effect on our business, financial condition and results of operations.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock and may be dilutive to current stockholders.

Our Charter authorizes our board of directors to, among other things, issue a certain amount of additional shares of our common stock without stockholder approval. We cannot predict whether future issuances or sales of shares of our common stock, or the availability of shares for resale in the open market, will decrease the per share trading price of our common stock. The issuance of a substantial number of shares of our common stock in the open market or the issuance of a substantial number of shares of our common stock upon the exchange of OP units, or the perception that such issuances might occur, could adversely affect the per share trading price of our common stock. In addition, any such issuance could dilute our existing stockholders’ interests in our company. In addition, we have adopted an equity incentive plan, and we may issue shares of our common stock or grant equity incentive awards exercisable for or convertible or exchangeable into shares of our common stock under the plan. Future issuances of shares of our common stock may be dilutive to existing stockholders, which may have a material adverse effect on our business, financial condition and results of operations.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or preferred equity securities which may be senior to our common stock for purposes of dividends or upon liquidation, may materially adversely affect the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing the Operating Partnership to issue such debt securities), including medium-term notes, senior or subordinated notes and additional classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock or preferred units and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution of such assets to holders of our common stock. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common stock, and may result in dilution to owners of our common stock. Other than TPG Pantera’s rights pursuant to the TPG Stockholders Agreement, holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our non-voting preferred stock has a preference on liquidating distributions and a preference on dividends that could limit our ability to pay dividends to the holders of our common stock. Any shares of preferred stock or preferred units that we issue in the future could have a preference on liquidating distributions or a preference on dividends that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Any such future offerings may reduce the per share trading price of our common stock, which may have a material adverse effect on our business, financial condition and results of operations.

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on our common stock is limited by Maryland law. Under the MGCL, a Maryland corporation generally may not make a dividend if, after giving effect to the dividend, the corporation would not be able to pay its debts as such debts become due in the ordinary course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend. Accordingly, we generally may not make a dividend on our common stock if, after giving effect to the dividend, we would not be able to pay our debts as they become due in the ordinary course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences upon dissolution senior to those of our common stock. If we are unable to pay dividends, or our ability to pay dividends is limited, investors may seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations.

We may change our dividend policy.

Future dividends will be declared and paid at the discretion of our board of directors, and the amount and timing of dividends will depend upon cash generated by operating activities, our business, financial condition, results of operations, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as our board of directors deems relevant. Our board of directors may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. Any reduction in our dividends may cause investors to seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations.

During the period in which we qualify as an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We currently qualify as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, we are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We do not intend to take advantage of such extended transition period.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and other materials we have filed or will file with the SEC contain, or will contain, forward-looking statements within the meaning of the federal securities laws. Certain statements that are not in the present or past tense or that discuss our expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project,” “should” or similar expressions) are intended to identify such forward-looking statements, which generally are not historical in nature. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements.

Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such factors include, but are not limited to:

•	our lack of operating history as an independent company;

•	conditions associated with our primary market, including an oversupply of office space, customer financial difficulties and general economic conditions;

•	that certain of our properties represent a significant portion of our revenues and costs;

•	that the Spin-Off will not qualify for tax-free treatment;

•	our ability to meet mortgage debt obligations on certain of our properties;

•	the availability of refinancing current debt obligations;

•	potential co-investments with third-parties;

•	changes in any credit rating we may subsequently obtain;

•	changes in the real estate industry and in performance of the financial markets and interest rates and our ability to effectively hedge against interest rate changes;

•	the actual or perceived impact of global and economic conditions;

•	declines in commodity prices, which may negatively impact the Houston, Texas market;

•	the concentration of our customers in the energy sector;

•	the demand for and market acceptance of our properties for rental purposes;

•	our ability to enter into new leases or renewal leases on favorable terms;

•	the potential for termination of existing leases pursuant to customer termination rights;

•	the amount, growth and relative inelasticity of our expenses;

•	risks associated with the ownership and development of real property;

•	termination of property management contracts;

•	the bankruptcy or insolvency of companies for which we provide property management services or the sale of these properties;

•	the outcome of claims and litigation involving or affecting the company;

•	the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate the assets and related operations acquired in such transactions after the closing;

•	applicable regulatory changes;

•	risks associated with acquisitions, including the integration of the combined businesses of Legacy Parkway and Cousins;

•	risks associated with the fact that our historical and pro forma financial information may not be a reliable indicator of our future results;

•	risks associated with achieving expected synergies or cost savings;

•	risks associated with the potential volatility of our common stock; and

•	other risks and uncertainties detailed from time to time in our SEC filings.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.

Other factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders from time to time pursuant to this prospectus. The proceeds from the offering are solely for the account of the selling stockholders. We have agreed, however, to pay certain expenses of the selling stockholders relating to the registration of such shares under applicable securities laws.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS

Our common stock has been listed on the NYSE since October 7, 2016 and is traded under the symbol “PKY.” The following table sets forth, for the periods indicated, the high, low and last sale prices per share in dollars on the NYSE for our common stock. We have not paid any dividends during or with respect to the periods indicated.

	High	Low	Last	Dividends
Fourth quarter(1)	$23.20	$16.42	$17.00	—

(1)	Information is provided only for the period from October 7, 2016 to November 3, 2016, as our common stock did not begin trading publicly in the regular way until October 7, 2016.

On November 3, 2016, the closing sale price for our common stock, as reported on the NYSE, was $17.00 per share and there were 1,366 holders of record of our common stock. This figure does not reflect the beneficial ownership of common stock held in nominee name.

DIVIDEND POLICY

We are a newly formed company that has recently commenced operations, and as a result, we have not paid any dividends as of November 3, 2016. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year commencing on the day prior to the Spin-Off and ending December 31, 2016. We intend to make regular distributions to our stockholders to satisfy the requirements to qualify as a REIT. To qualify as a REIT, we must distribute to our stockholders an amount at least equal to:

(1)	90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with GAAP); plus

(2)	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

(3)	any excess non-cash income (as determined under the Code). Please refer to “Material U.S. Federal Income Tax Consequences.”

We cannot assure you that our dividend policy will remain the same in the future, or that any estimated dividends will be made or sustained. Dividends made by us will be authorized and determined by our board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to pay dividends, see “Risk Factors” beginning on page 4.

Our dividends may be funded from a variety of sources. In particular, we expect that, initially, our dividends may exceed our net income under GAAP because of non-cash expenses, mainly depreciation and amortization expense, which are included in net income. To the extent that our funds available for distribution are less than the amount we must distribute to our stockholders to satisfy the requirements to qualify as a REIT, we may consider various means to cover any such shortfall, including borrowing under our anticipated revolving credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related securities or debt securities or declaring taxable share dividends. In addition, our Charter allow us to issue shares of preferred equity that could have a preference on dividends, and if we do, the dividend preference on the preferred equity could limit our ability to pay dividends to the holders of our common stock.

For a discussion of the tax treatment of distributions to holders of our common stock, please refer to “Material U.S. Federal Income Tax Consequences—Taxation of U.S. Stockholders” and “Material U.S. Federal Income Tax Consequences—Taxation of Non-U.S. Stockholders.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA—PARKWAY HOUSTON

The following table sets forth the selected historical combined financial data of Parkway Houston, which was carved out from the financial information of Legacy Parkway as described below. The selected historical financial data set forth below as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 has been derived from Parkway Houston’s audited combined financial statements, which are included elsewhere in this prospectus. The income statement data for each of the six months ended June 30, 2016 and 2015 and the balance sheet data as of June 30, 2016 have been derived from Parkway Houston’s unaudited interim combined financial statements included elsewhere in this prospectus. Parkway Houston’s unaudited interim combined financial statements as of June 30, 2016 and for the six months ended June 30, 2016 were prepared on the same basis as Parkway Houston’s audited combined financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly Parkway Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Parkway Houston’s combined financial statements were carved out from the financial information of Legacy Parkway at a carrying value reflective of such historical cost in such Legacy Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate expenses which include, but are not limited to, costs related to property management, accounting, human resources, security, payroll and benefits, legal, corporate communications, information services and restructuring and reorganization. Costs of the services were allocated based on either actual costs incurred or a proportion of costs estimated to be applicable to us based on a number of factors, most significantly Parkway Houston’s percentage of Legacy Parkway’s square footage. Parkway Houston believes these charges are reasonable; however, these results may not reflect what Parkway Houston’s expenses would have been had Parkway Houston been operating as a separate, stand-alone public company. The historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if Parkway Houston had been an independent, stand-alone entity during the periods shown. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Parkway—Basis of Presentation.”

The historical combined financial data set forth below does not indicate results expected for any future periods. The selected historical combined financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Parkway” and Parkway Houston’s combined financial statements and related notes thereto included elsewhere in this prospectus.

	Six Months ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)
Income Statement Data (in thousands):
Revenues
Income from office properties	$55,779	$51,880	$108,507	$123,172	$20,965
Management company income	2,592	5,523	9,891	23,971	17,526
Sale of condominium units	—	9,836	11,063	16,554	—

Total revenues	58,371	67,239	129,461	163,697	38,491
Expenses and other
Property operating expenses	26,367	22,593	45,385	54,856	9,119
Management company expenses	2,006	5,574	9,362	27,038	23,638
Cost of sales—condominium units	—	10,091	11,120	13,199	14
Depreciation and amortization	21,005	26,628	55,570	64,012	10,465
Impairment loss on management contracts	—	—	—	4,750	—
General and administrative	2,893	3,187	6,336	6,917	7,267

Total expenses and other	52,271	68,073	127,773	170,772	50,503

Operating income (loss)	6,100	(834)	1,688	(7,075)	(12,012)

Other income and expenses
Interest and other income	131	122	246	244	1,663
Gain on extinguishment of debt	154	—	—	—	—
Interest expense	(6,955)	(8,076)	(16,088)	(16,252)	(3,296)

Loss before income taxes	(570)	(8,788)	(14,154)	(23,083)	(13,645)
Income tax benefit (expense)	(760)	(361)	(1,635)	180	1,276

Net loss	(1,330)	(9,149)	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	—	7	7	(148)	—

Net loss attributable to Parkway Houston	$(1,330)	$(9,142)	$(15,782)	$(23,051)	$(12,369)

	As of June 30,	As of December 31,
	2016	2015	2014	2013
	(unaudited)
Balance Sheet Data (in thousands):
Total real estate related investments, net	$749,406	$752,653	$738,846	$757,848
Total assets	855,294	865,731	866,496	903,165
Mortgage notes payable, net	278,352	396,901	407,211	414,656
Total liabilities	323,546	456,665	485,535	503,130
Legacy Parkway equity	531,748	409,066	380,053	396,985
Noncontrolling interests	—	—	908	3,050

SELECTED HISTORICAL COMBINED FINANCIAL DATA—COUSINS HOUSTON

The following table sets forth the selected historical combined financial data of Cousins Houston, which was carved out from the financial information of Cousins as described below. The selected historical combined financial data set forth below as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 has been derived from Cousins Houston’s audited combined financial statements, which are included elsewhere in this prospectus. The income statement data for each of the six months ended June 30, 2016 and 2015 and the balance sheet data as of June 30, 2016 have been derived from Cousins Houston’s unaudited interim combined financial statements included elsewhere in this prospectus. The selected historical combined financial data as of December 31, 2013 was derived from financial information not included in this prospectus. Cousins Houston’s unaudited interim combined financial statements as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 were prepared on the same basis as Cousins Houston’s audited combined financial statements as of December 31, 2015 and 2014, for the years ended December 31, 2015 and 2014, and for the period from February 7, 2013 (date of inception) to December 31, 2013, and, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary to present fairly Cousins Houston’s financial position and results of operations for these periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

Cousins Houston’s combined financial statements were carved out from Cousins’ financial information based on historical cost. The historical financial results for Cousins Houston include certain allocated corporate costs, which we believe are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions” of the combined financial statements of Cousins Houston for the year ended December 31, 2015 and the six months ended June 30, 2016, included elsewhere in this prospectus. The selected historical combined financial information presented may not be indicative of the results of operations, financial position or cash flows that would have been obtained if Cousins Houston had been an independent, stand-alone entity during the periods shown.

The selected historical combined financial data set forth below do not indicate results expected for any future periods. The selected historical combined financial data set forth below are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Parkway” and Cousins Houston’s combined financial statements and related notes thereto included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
	(unaudited)
Income Statement (in thousands):
Rental property revenues	$87,696	$88,594	$177,890	$184,536	$72,696
Other revenues	288	87	—	31	11

	87,984	88,681	177,890	184,567	72,707

Rental property operating expenses	(37,202)	(38,043)	(74,162)	(79,625)	(31,759)
General and administrative expenses	(4,976)	(3,425)	(6,328)	(7,347)	(3,793)
Depreciation and amortization	(31,168)	(33,095)	(63,791)	(77,760)	(29,146)
Interest expense	(3,939)	(4,012)	(7,988)	(8,127)	(2,618)
Acquisition and related costs	—	—	—	—	(3,858)

	$(77,285)	$(78,575)	$(152,269)	$(172,859)	$(71,174)

Net income	$10,699	$10,106	$25,621	$11,708	$1,533

	As of June 30,	As of December 31,
	2016	2015	2014	2013
	(unaudited)
Balance Sheet Data (in thousands):
Operating properties, net	$1,080,969	$1,086,451	$1,077,290	$1,087,181
Total assets	1,181,692	1,188,236	1,188,355	1,220,551
Note payable	179,302	180,937	184,097	187,120
Total liabilities	250,235	271,364	278,558	283,604
Equity	931,457	916,872	909,797	936,947

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

As of and for the Six Months Ended June 30, 2016 and for the Year Ended December 31, 2015

On April 28, 2016, Cousins, Legacy Parkway, Parkway LP and Clinic Sub Inc. entered into the Merger Agreement, pursuant to which Legacy Parkway merged with and into Clinic Sub Inc., a wholly owned subsidiary of Cousins, with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins. Upon consummation of the Merger, we were initially a wholly owned subsidiary of Cousins. Immediately after the effective time of the Merger, our businesses were separated from the remainder of Cousins’ businesses through the Separation and the UPREIT Reorganization. On the business day following the closing of the Merger, all of the outstanding shares of our common stock and our limited voting stock were distributed pro rata to the holders of Cousins common stock and Cousins limited voting preferred stock, respectively, including Legacy Parkway common and limited voting stockholders. The following unaudited pro forma combined financial statements reflect the distribution ratio of one share of our common stock for every eight shares of Cousins common stock and one share of our limited voting stock for every eight shares of Cousins limited voting preferred stock (the “Distribution Ratio”).

The following unaudited pro forma combined financial statements as of and for the six months ended June 30, 2016 and for the year ended December 31, 2015 have been derived from the historical combined financial statements of Cousins Houston and Parkway Houston included elsewhere in this prospectus.

The following unaudited pro forma combined financial statements give effect to the following:

•	the Merger, the Separation, the UPREIT Reorganization, the Spin-Off and the Distribution Ratio;

•	our post-Separation capital structure which includes proceeds from the $350.0 million Term Loan, $150.0 million of which the Operating Partnership will retain; and

•	Cousins LP’s contribution of $5 million to Parkway in exchange for shares of our non-voting preferred stock, par value $0.001 per share.

The unaudited pro forma combined balance sheet assumes the Separation and the related transactions occurred on June 30, 2016. The unaudited pro forma combined statements of operations presented for the six months ended June 30, 2016, and for the year ended December 31, 2015, assume the Separation and the related transactions occurred on January 1, 2015. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to the Separation, the Spin-Off, and for purposes of the statements of operations, are expected to have a continuing impact on our business. Our unaudited pro forma combined financial statements and explanatory notes present how our financial statements may have appeared had we completed the above transactions as of the dates noted above.

The Merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Legacy Parkway as of the effective time of the Merger will be recorded at their respective fair values and added to the assets and liabilities of Cousins. Any excess of purchase price over the fair values is recorded by Cousins as goodwill. The separation of the assets and liabilities related to our businesses from the remainder of Cousins’ businesses in the Separation and the UPREIT Reorganization will be at Cousins’ carryover basis after adjusting the Parkway Houston assets and liabilities to fair value. As a result, our future financial statements will initially reflect carryover basis for Cousins Houston and fair value basis for Parkway Houston.

The following unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to our unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements are presented for illustrative purposes only and do not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2015 or as of June 30, 2016, as the case may be. The unaudited pro forma combined financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

The unaudited pro forma combined financial statements do not indicate results expected for any future period. The unaudited pro forma combined financial statements are derived from and should be read in conjunction with the historical combined financial statements and accompanying notes of Parkway Houston and Cousins Houston appearing elsewhere in this prospectus.

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2016

(in thousands, except share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Total
Assets
Real estate related investments:
Office properties, net	$1,080,969	$749,406	$(98,598)	A	$1,731,777
Cash and cash equivalents	1,171	7,973	188,192	B	197,336
Receivables and other assets	35,107	78,275	(54,210)	C	59,172
Intangible assets, net	64,445	19,640	41,515	A	125,600

Total assets	$1,181,692	$855,294	$76,899		$2,113,885

Liabilities
Mortgage notes payable, net	$179,302	$278,352	$(197)	D	$457,457
Notes payable to banks, net	—	—	346,675	B	346,675
Accounts payable and other liabilities	32,927	25,625	—		58,552
Below market leases, net	38,006	19,569	827	A	58,402

Total liabilities	250,235	323,546	347,305		921,086

Equity
Stockholders’ equity:
Common stock $0.001 par value, 49,209,589 shares pro forma	—	—	49	E	49
Limited voting stock $0.001 par value, 858,420 shares pro forma	—	—	1	E	1
Non-voting preferred stock, $100,000 liquidation preference, 50 shares pro forma	—	—	5,000	F	5,000
Cousins Houston	931,457	—	(931,457)	G	—
Parkway Houston	—	531,748	(531,748)	G	—
Additional paid-in capital	—	—	1,164,557	G	1,164,557

Total stockholders’ equity	931,457	531,748	(293,598)		1,169,607

Noncontrolling interests	—	—	23,192	H	23,192

Total equity	931,457	531,748	(270,406)		1,192,799

Total liabilities and equity	$1,181,692	$855,294	$76,899		$2,113,885

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2016

(In thousands, except per share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Total
Revenues
Income from office properties	$87,696	$55,779	$1,024	a	$144,499
Management company income	—	2,592	—		2,592

Total revenues	87,696	58,371	1,024		147,091

Expenses
Property operating expenses	37,202	26,367	—		63,569
Management company expenses	—	2,006	—		2,006
Depreciation and amortization	31,168	21,005	(6,807)	b	45,366
General and administrative	4,976	2,893	—	c	7,869

Total expenses	73,346	52,271	(6,807)		118,810

Operating income	14,350	6,100	7,831		28,281
Other income and expenses
Interest and other income	288	131	(123)	d	296
Gain on extinguishment of debt	—	154	(154)	e	—
Interest expense	(3,939)	(6,955)	(5,383)	f	(16,277)

Income (loss) before income taxes	10,699	(570)	2,171		12,300
Income tax expense	—	(760)	—		(760)

Net income (loss)	10,699	(1,330)	2,171		11,540
Net (income) attributable to noncontrolling interests	—	—	(228)	g	(228)

Net income (loss) attributable to controlling interests	10,699	(1,330)	1,943		11,312
Dividends on preferred stock	—	—	(200)	h	(200)

Net income (loss) attributable to common stockholders	$10,699	$(1,330)	$1,743		$11,112

Weighted average shares outstanding—basic				i	49,210

Weighted average shares outstanding—diluted				i	50,188

Basic and diluted earnings per share					$0.23

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

PARKWAY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands, except per share data)

(Unaudited)

	Cousins Houston Historical(1)	Parkway Houston Historical	Adjustments		Total
Revenues
Income from office properties	$177,890	$108,507	$(9,536)	a	$276,861
Management company income	—	9,891	—		9,891
Sale of condominium units	—	11,063	—		11,063

Total revenues	177,890	129,461	(9,536)		297,815

Expenses
Property operating expenses	74,162	45,385	—		119,547
Management company expenses	—	9,362	—		9,362
Cost of sales—condominium units	—	11,120	—		11,120
Depreciation and amortization	63,791	55,570	(26,108)	b	93,253
General and administrative	6,328	6,336	—	c	12,664

Total expenses	144,281	127,773	(26,108)		245,946

Operating income	33,609	1,688	16,572		51,869
Other income and expenses
Interest and other income	—	246	(245)	d	1
Interest expense	(7,988)	(16,088)	(7,785)	f	(31,861)

Income (loss) before income taxes	25,621	(14,154)	8,542		20,009
Income tax expense	—	(1,635)	—		(1,635)

Net income (loss)	25,621	(15,789)	8,542		18,374
Net (income) loss attributable to noncontrolling interests	—	7	(351)	g	(344)

Net income (loss) attributable to controlling interests	25,621	(15,782)	8,191		18,030
Dividends on preferred stock	—	—	(400)	h	(400)

Net income (loss) attributable to common stockholders	$25,621	$(15,782)	$7,791		$17,630

Weighted average shares outstanding—basic				i	49,210

Weighted average shares outstanding—diluted				i	50,188

Basic and diluted earnings per share					$0.36

(1)	Certain of Cousins Houston historical balances have been reclassified to conform with Parkway Houston historical balances.

See notes to unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Adjustments to the Unaudited Pro Forma Combined Balance Sheet

The unaudited pro forma combined balance sheet as of June 30, 2016 reflects the following adjustments:

A. Office properties, net, intangible assets, net, and below market leases, net

The preliminary fair market value is based on a valuation prepared by Cousins with the assistance of a third-party valuation advisor. The Merger adjustments reflected in the unaudited pro forma combined balance sheet for net office properties, net intangible assets and net below market leases represent the differences between the fair market value of Parkway Houston acquired in connection with the Merger and Legacy Parkway’s historical balances for Parkway Houston, which are presented as follows (in thousands):

	As of June 30, 2016
	Parkway Houston Historical	Fair Market Value of Parkway Houston	Adjustments as a Result of Merger
Office properties, net	$749,406	$650,808	$(98,598)
Intangible assets, net	19,640	61,155	41,515
Below market leases, net	(19,569)	(20,396)	(827)

Fair value is based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates as appropriate. The fair value of land included in office properties, net, is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and tenant improvements, included in office properties, net, are based upon current market replacement costs and other relevant market rate information. The fair value of the below market leases, net of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The fair value of acquired in-place leases, included in intangibles, net, is derived based on assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period.

B. Cash and cash equivalents and notes payable to banks, net

In connection with the Merger and the Spin-Off, the Operating Partnership, as borrower, entered into a senior secured term loan facility in an aggregate principal amount of up to $350 million and a senior unsecured revolving credit facility in an aggregate principal amount of $100 million by and among Wells Fargo Bank, National Association, Bank of America, N.A. and JPMorgan Chase Bank, N.A. Per the terms of the credit agreement, the Credit Facilities have a term of three years. Following the effective time of the Merger, but prior to the Spin-Off, the Term Loan was funded. In the UPREIT Reorganization, the proceeds of the Term Loan were used to fund a $200 million distribution to the partners of the Operating Partnership, who in turn caused such funds to be contributed to Cousins LP, which used the funds to repay a portion of approximately $550 million outstanding under Legacy Parkway’s credit facilities. The remaining $150 million of proceeds from the Term Loan was retained by the Operating Partnership under the Credit Facilities following consummation of the Spin-Off. These remaining proceeds from the Term Loan and future proceeds from the Revolving Credit Facility will be used for general corporate purposes of Parkway. Additionally, in the UPREIT Reorganization, Cousins LP contributed $5 million to Parkway in exchange for shares of non-voting preferred stock with a liquidation preference of $5 million, a cumulative dividend of 8.00% per annum per share and limited voting rights as set forth in our Charter.

Additionally, the adjustments to the cash and cash equivalents includes approximately $42.4 million of cash that was retained by Parkway pursuant to the terms of the Separation and Distribution Agreement.

The adjustment to notes payable to banks, net in the unaudited pro forma combined balance sheet comprises the following as of June 30, 2016 (in thousands):

As of June 30, 2016
Term Loan	$350,000
Credit Facilities deferred financing costs	(3,325)

Total	$346,675

C. Receivables and other assets

The straight-lining of rents pursuant to the underlying leases associated with the real estate acquired in connection with the Separation will commence at the effective time of the Separation; therefore, the balance of deferred rent of $23.8 million included on Parkway Houston’s historical balance sheet has been eliminated.

The investment in ACP Peachtree Center Manager, LLC, which is included in Parkway Houston’s historical financial statements, will be retained by Cousins in connection with the Merger and Separation, therefore the balance of $3.5 million included on Legacy Parkway’s historical balance sheet has been eliminated.

Lease commissions will be adjusted to reflect the fair market value for Parkway Houston. The fair value of leasing commissions is based upon current market replacement costs and other relevant market information.

The adjustment to receivables and other assets in the unaudited pro forma combined balance sheet comprises the following as of June 30, 2016 (in thousands):

	Parkway Houston Historical	Fair Market Value of Parkway Houston	Adjustments as a Result of Merger
Straight-line rent	$23,783	$—	$(23,783)
Lease commissions, net	42,424	15,497	(26,927)
Investment in ACP Peachtree	3,500	—	(3,500)

			$(54,210)

D. Mortgage notes payable, net

Represents the adjustment to reflect the premium on mortgage notes payable, net to fair value (in thousands):

	As of June 30, 2016
	Parkway Houston Historical	Fair Market Value of Parkway Houston Assumed Debt	Adjustments as a Result of Merger
Premium on notes payables	$(4,266)	$(4,069)	$(197)

The fair values of mortgage notes payable, net assumed in connection with the Merger were based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

E. Common stock and limited voting stock

Represents the issuance of one share of Parkway common stock or Parkway limited voting stock for every eight shares of Cousins common stock or Cousins limited voting preferred stock, respectively, on the business day following the effective time of the Merger, pursuant to which each Legacy Parkway common stockholder received 1.63 newly issued shares of Cousins common stock or Cousins limited voting preferred stock for each share of Legacy Parkway common stock or Legacy Parkway limited voting stock, respectively (in thousands, except per share data and exchange ratio):

As of June 30, 2016
Outstanding shares of Legacy Parkway common stock—historical basis	111,735
Legacy Parkway equity-based awards converted in Legacy Parkway common stock	847

Outstanding shares of Legacy Parkway common stock	112,582
Exchange Ratio	1.63

Shares of Cousins common stock to be issued—pro forma basis	183,509
Outstanding shares of Cousins common stock—historical basis	210,170

Total shares to be issued at Merger	393,679

Distribution Ratio of 8:1	8

Shares of Parkway common stock to be issued—pro forma basis	49,210
Parkway common stock par value per share	$0.001

Pro forma adjustment to Parkway common stock	$49

As of June 30, 2016
Outstanding shares of Legacy Parkway limited voting stock—historical basis	4,213
Exchange Ratio	1.63

Total shares to be issued at Merger	6,867
Distribution Ratio of 8:1	8

Shares of Parkway limited voting stock to be issued—pro forma basis	858
Parkway limited voting stock par value per share	$0.001

Pro forma adjustment to Parkway limited voting stock	$1

F. Non-Voting Preferred Stock

Represents the non-voting preferred stock acquired by Cousins LP in exchange for a $5 million contribution by Cousins LP to Parkway in connection with the Separation, the UPREIT Reorganization and the Spin-Off. The issuance of the $5 million of non-voting preferred stock was negotiated between the parties to satisfy the parties’ overall business and economic objectives, including the intended tax treatment of the Spin-Off. The non-voting preferred stock pays a dividend of 8.00% per annum.

G. Cousins Houston, Parkway Houston and additional paid-in capital

The following table represents the pro forma adjustments to eliminate the equity for Cousins Houston and Parkway Houston and reflects the net equity of the Houston Business in the Spin-Off (in thousands):

As of June 30, 2016
Cousins Houston	$931,457
Parkway Houston	531,748
Net equity value of Houston Business distributed in Spin-Off	(298,648)

Pro forma adjustment	$1,164,557

The net equity value of the Houston Business distributed in the distribution is as follows (in thousands):
Adjustment to Office properties, net for Parkway Houston to fair value as discussed in Note A	$(98,598)
Adjustment to Cash for Parkway Houston as discussed in Note B	188,192
Adjustment to Receivables and other assets for Parkway Houston to fair value as discussed in Note C	(54,210)
Adjustment to Intangible assets, net for Parkway Houston to fair value as discussed in Note A	41,515
Adjustment to mortgage notes payable, net for Parkway Houston to fair value as discussed in Note D	197
Adjustment to notes payable to banks, net for Parkway Houston to fair value as discussed in Note B	(346,675)
Adjustment to below market leases, net for Parkway Houston to fair value as discussed in Note A	(827)
Adjustment to common stock as discussed in Note E	(49)
Adjustment to limited voting stock as discussed in Note E	(1)
Adjustment to preferred stock as discussed in Note F	(5,000)
Adjustment to Noncontrolling interest as discussed in Note H	(23,192)

Total	$(298,648)

H. Noncontrolling interests

Pro forma adjustment represents the post-Separation noncontrolling interest estimated using the expected noncontrolling interest of 2% of total estimated units applied to the pro forma total net equity value of Parkway.

Adjustments to the Unaudited Pro Forma Combined Statements of Operations

a. Income from office properties

Represents the elimination of historical straight-line rents and historical amortization of above- and below-market rent associated with the leases of Parkway Houston, which will be eliminated after the Merger and the amount of above- and below-market rents associated with Parkway Houston based on fair value in the Merger. The entire lease term was used to calculate the pro forma adjustments for straight-line rent and amortization of above- and below-market rent. No early termination options in leases were accounted for in the lease term because leases including such options contain penalties substantial enough that the continuation of such leases appears, at inception, to be reasonably assured.

The following table summarizes the adjustments made to income from office properties for Parkway Houston’s properties for the six months ended June 30, 2016 and the year ended December 31, 2015 (in thousands):

Six Months Ended June 30, 2016
Pro forma Parkway Houston straight-line rent adjustment	$6,170
Pro forma (above)/below market rent adjustment	1,272
Historical Parkway Houston amounts	(6,418)

Pro forma adjustment	$1,024

Year Ended December 31, 2015
Pro forma Parkway Houston straight-line rent adjustment	$18,991
Pro forma (above)/below market rent adjustment	2,546
Historical Parkway Houston amounts	(31,073)

Pro forma adjustment	$(9,536)

b. Depreciation and amortization

The following tables summarize the adjustments made to depreciation and amortization for Parkway Houston’s properties based on fair values in the Merger for the six months ended June 30, 2016 and the year ended December 31, 2015:

Six Months Ended June 30, 2016
Parkway Houston building and site improvements	$5,990
Parkway Houston in-place leases	8,208
Parkway Houston historical depreciation and amortization	(21,005)

Pro forma adjustment	$(6,807)

Year Ended December 31, 2015
Parkway Houston building and site improvements	$13,043
Parkway Houston in-place leases	16,419
Parkway Houston historical depreciation and amortization	(55,570)

Pro forma adjustment	$(26,108)

c. General and administrative expenses

Management initially expects annual general and administrative expenses to be in the range of $14.0 million to $16.0 million without consideration for share-based compensation expenses for Parkway.

This estimate is based on anticipated: (i) corporate-level salaries, including salaries set forth in employment agreements with the executive officers of Legacy Parkway that were assigned to and assumed by Parkway pursuant to the Employee Matters Agreement in connection with the Spin-Off, but not including non-cash compensation, (ii) benefits, (iii) director fees, (iv) rent and related expenses, (v) professional fees and (vi) costs to operate as a public company.

d. Interest and other income

Represents the elimination of the interest income related to Legacy Parkway’s investment in ACP Peachtree Center Manager, LLC.

e. Gain on extinguishment of debt

Represents the elimination of gain on extinguishment of debt related to the payoff in full of the $114.0 million mortgage debt secured by CityWestPlace I & II.

f. Interest expense

Represents the pro forma interest expense and pro forma amortization of deferred financing costs related to the Credit Facilities and pro forma amortization of above-market debt values created by marking the assumed debt of the Parkway Houston properties to fair market value. Upon completion of the Separation, the UPREIT Reorganization and the Spin-Off, our properties are subject to the existing secured, property-level indebtedness, equal to $454.1 million as of June 30, 2016.

The following tables summarize the adjustments to the unaudited pro forma combined statements of operations to reflect the Credit Facilities activity and amortization of Parkway Houston properties’ above-market debt and the elimination of the historical interest expense on the CityWestPlace I & II debt (in thousands):

Six Months Ended June 30, 2016
Pro forma interest on Credit Facilities	$6,073
Pro forma amortization of deferred financing costs	554
Pro forma amortization of above market debt	(644)
Historical Parkway Houston amortization of above market debt	1,274
Historical interest on CityWestPlace I & II	(1,874)

Pro forma adjustment	$5,383

Year Ended December 31, 2015
Pro forma interest on Credit Facilities	$11,160
Pro forma amortization of deferred financing costs	1,108
Pro forma amortization of above market debt	(1,282)
Historical Parkway Houston amortization of above market debt	3,991
Historical interest on CityWestPlace I & II	(7,192)

Pro forma adjustment	$7,785

The Term Loan bears interest at LIBOR plus a spread that ranges from 2.50% to 3.50% per annum (the “Margin”) based on the ratio of total indebtedness to total asset value. Based upon management’s expectation of the ratio of indebtness to our total assets after the Spin-Off, the Term Loan bears interest at LIBOR plus a spread of 3.00% for the purposes of pro forma adjustments. At June 30, 2016 and December 31, 2015, LIBOR was approximately 0.47% and 0.19%, respectively, for a total pro forma borrowing rate of approximately 3.47% and 3.19%, respectively. A 0.125% change in LIBOR would result in a change in pro forma interest expense on the Term Loan of approximately $400,000 per year. A 0.50% change in the margin would result in a change in pro forma interest expense on the Term Loan of approximately $1.8 million per year.

g. Noncontrolling interest

Represents the adjustment to allocate net income to limited partners of OP units of Parkway LP.

h. Dividends on Non-Voting Preferred Stock

Represents the pro forma dividend on the $5 million non-voting preferred stock, with an 8.00% per annum stated dividend rate.

i. Weighted average shares

The following table summarizes the pro forma weighted average shares of Parkway common stock outstanding as if the Spin-Off occurred on June 30, 2016 (for more information, see note E above)

As of June 30, 2016
Weighted average shares of common stock—basic	49,210
Effect of conversion and exchange of OP units in Parkway LP	978

Weighted average shares of Parkway common stock—diluted	50,188

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the historical results of operations and liquidity and capital resources of Parkway Houston and Cousins Houston, each of which are our predecessors. Parkway Houston and Cousins Houston were not operated by Legacy Parkway or Cousins as stand-alone businesses. You should read the following discussion and analysis in conjunction with “Selected Historical Combined Financial Data—Parkway Houston,” Selected Historical Combined Financial Data—Cousins Houston,” “Unaudited Pro Forma Combined Financial Statements” and the financial statements beginning on page F-1 included elsewhere in this prospectus. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to “Risk Factors,” beginning on page 4 and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

The Merger and the Separation

On April 28, 2016, Cousins, Legacy Parkway, Parkway LP and Clinic Sub Inc. entered into the Merger Agreement, pursuant to which Legacy Parkway merged with and into Clinic Sub Inc., a wholly owned subsidiary of Cousins, with Clinic Sub Inc. continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Cousins. Immediately following the effective time of the Merger, Cousins consummated the Separation and the UPREIT Reorganization to separate the Houston Business and Third-Party Services Business of Cousins and Legacy Parkway, such that these businesses are now owned and operated by the Operating Partnership.

For every eight shares of Cousins common stock or limited voting preferred stock held of record by Cousins stockholders as of the close of business on the record date for the Spin-Off, such stockholder received, on October 7, 2016, one share of Parkway common stock or limited voting stock, respectively, meaning that legacy holders of Legacy Parkway common stock or limited voting stock who continued to hold the Cousins shares they received in the Merger through the effective time of the Spin-Off received one share of Parkway common or limited voting stock, respectively, for approximately every 4.91 shares of Legacy Parkway common stock or limited voting stock they owned prior to the effective time of the Merger. As of the Spin-Off, Cousins and Parkway are two independent, publicly traded companies.

Parkway’s mission is to own and operate high-quality office properties located in attractive submarkets of Houston, Texas, including the Galleria, Greenway and Westchase submarkets. Parkway is the largest owner of Class A office assets in Houston, Texas, with a portfolio of five Class A assets, comprising 19 buildings and totaling 8.7 million rentable square feet as of June 30, 2016. Parkway also operates the Third-Party Services Business, providing fee-based real estate services through wholly owned subsidiaries of Parkway, which in total managed or leased approximately 2.7 million square feet primarily for third-party owners as of June 30, 2016, and owns certain other assets previously owned by Legacy Parkway.

Basis of Presentation

The combined financial statements of Parkway Houston and Cousins Houston include the allocation of certain assets and liabilities that have historically been held at their respective corporate levels but which are specifically identifiable or allocable to Parkway Houston and Cousins Houston. All intercompany transactions and accounts have been eliminated. The total net effect of the settlement of these intercompany transactions is reflected in the combined historical financial statements of cash flow as a financing activity and in the combined balance sheets as equity in the Parkway Houston and Cousins Houston financial statements.

The combined historical financial statements of Parkway Houston and Cousins Houston do not necessarily include all of the expenses that would have been incurred had Parkway been operating as a separate, stand-alone entity and may not necessarily reflect our results of operations, financial position and cash flows had Parkway been a stand-alone company during the periods presented. Our combined historical financial statements include charges related to certain corporate functions, including senior management, property management, legal, leasing, development, marketing, human resources, finance, public reporting, tax and information technology. These expenses have been charged based on direct usage or benefit where identifiable, with the remainder charged on a pro rata basis of square footage. Parkway Houston and Cousins Houston consider the expense allocation methodology and results reasonable for all periods presented. However, the charges may not be indicative of the actual expenses that would have been incurred had Parkway operated as an independent, publicly-traded company for the periods presented.

PARKWAY HOUSTON

Critical Accounting Policies and Estimates

The accounting policies and estimates used in the preparation of the Parkway Houston and Cousins Houston combined financial statements are more fully described in the notes to the respective combined financial statements. However, certain significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on our consolidated financial statements. Parkway Houston considers critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

Revenue Recognition

Parkway Houston recognizes revenue from real estate rentals on a straight-line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight-line rent receivable on the accompanying balance sheets. When Parkway Houston is the owner of the customer improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed, at which point revenue recognition begins. In limited instances, when the tenant is the owner of the tenant improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space. The leases also typically provide for tenant reimbursement of a portion of common area maintenance, real estate taxes and other operating expenses. Parkway Houston recognizes property operating cost recoveries from customers (“expense reimbursements”) as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. Parkway Houston makes quarterly adjustments, positive or negative, to expense reimbursement income to adjust the recorded amounts to Parkway Houston’s best estimate of the final property operating costs based on the most recent annual estimate. After the end of the calendar year, Parkway Houston computes each customer’s final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. Differences between actual billed amounts and accrued amounts are considered immaterial.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage, and acquisition services to unconsolidated joint ventures, related parties, and third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the management contracts. Leasing and brokerage commissions, as well as salary and administrative fees, are recognized by Parkway Houston pursuant to the terms of the agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of the fees is reasonably assured. Fees relating to the purchase or sale of property are recognized by Parkway Houston when the earnings process is complete and the collection of fees is reasonably assured, which usually occurs at closing. Parkway Houston recognizes fees earned from Legacy Parkway’s unconsolidated joint ventures in management company income. Parkway Houston is not a party to any consolidated or unconsolidated joint ventures. The fees from management company income from Legacy Parkway’s unconsolidated joint ventures recognized by Parkway Houston are included herein because they are reflected in the historical financial statements of Legacy Parkway and are attributable to Parkway Houston because of its ownership of Eola Office Partners, LLC, which provides or has provided property management services to certain of Legacy Parkway’s unconsolidated joint ventures.

Impairment of Long-Lived Assets

Changes in the supply or demand of customers for Parkway Houston’s properties could impact Parkway Houston’s ability to fill available space. Should a significant amount of available space exist for an extended period, Parkway Houston’s investment in a particular office building may be impaired. Parkway Houston has evaluated its real estate assets and intangible assets upon the occurrence of significant adverse changes to assess whether any impairment indicators are present that affect the recovery of the carrying amount. Parkway Houston classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next 12 months. Parkway Houston considers an office property as held for sale once it has executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer’s obligation to perform have been satisfied, Parkway Houston does not consider a sale to be probable. When Parkway Houston identifies an asset as held for sale, it estimates the net realizable value of such asset and discontinue recording depreciation on the asset. Parkway Houston records assets held for sale at the lower of the carrying amount or fair value less cost to sell. If the fair value of the asset net of estimated selling costs is less than the carrying amount, it records an impairment loss. With respect to assets classified as held and used, Parkway Houston recognizes an impairment loss if the carrying amount is not recoverable and exceeds the sum of undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Upon impairment, Parkway Houston recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include, but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation, discount rates, capitalization rates and other known variables.

Depreciable Lives Applied to Real Estate and Improvements to Real Estate

Parkway Houston computes depreciation of buildings and parking garages using the straight-line method over an estimated useful life of 40 years. Depreciation of building improvements is computed using the straight-line method over the estimated useful life of the improvement. If Parkway Houston’s estimate of useful lives proves to be incorrect, the depreciation expense recognized would also be incorrect. Therefore, a change in the estimated useful lives assigned to buildings and improvements would result in either an increase or decrease in depreciation expense prospectively, which would result in a decrease or increase in earnings.

Initial Recognition, Measurement and Assignment of the Cost of Real Estate Acquired

Parkway Houston accounts for its acquisitions of real estate by allocating the fair value of real estate to acquired tangible assets, consisting of land, building, garage, building improvements and tenant improvements, identified intangible assets and liabilities, which consist of the value of above and below market leases, lease costs, the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway Houston assigns the purchase price of properties to tangible and intangible assets based on fair values. Parkway Houston determines the fair value of the tangible and intangible components using a variety of methods and assumptions all of which result in an approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price assignment and corresponding increase or decrease in depreciation and amortization expense.

Recent Accounting Pronouncements

Adopted

In February 2015, the Financial Accounting Standards Board (“the FASB”) issued ASU No. 2015-02, “Amendments to the Consolidated Analysis.” This update amends consolidation guidance which makes changes to both the variable interest model and the voting model. The new standard specifically eliminates the presumption in the current voting model that a general partner controls a limited partnership or similar entity unless that presumption can be overcome. Generally, only a single limited partner that is able to exercise substantive kick-out rights will consolidate. Parkway Houston adopted this update on January 1, 2016. The new standard must be applied using a modified retrospective approach by recording either a cumulative-effect adjustment to equity as of the beginning of the period of adoption or retrospectively to each period presented. This did not have an impact on Parkway Houston’s financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. Parkway Houston adopted this update on January 1, 2016. Retrospective application of the guidance set forth in this update is required and resulted in the classification of the deferred financing costs within the combined balance sheets as a direct deduction from the carrying amount of debt within total liabilities.

Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842”) (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for Parkway Houston’s fiscal year beginning as early as January 1, 2019 and subsequent interim periods. Management is currently assessing this guidance for future implementation.

Results of Operations

Comparison of the six months ended June 30, 2016 to the six months ended June 30, 2015.

Net loss attributable to Parkway Houston was $1.3 million and $9.1 million for the six months ended June 30, 2016 and 2015. The decrease in net loss attributable to Parkway Houston in the amount of $7.8 million for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, is primarily attributable to an increase in operating income and a decrease in interest expense.

Income from Office Properties. Income from office properties increased $3.9 million, or 7.5%, during the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, and is primarily due to the commencement of a lease at CityWestPlace during the second half of 2015, partially offset by the impact of a tenant move out at CityWestPlace during the first half of 2015, and a tenant move out during the first quarter of 2016.

Sale of Condominium Units. Parkway Houston sold its remaining Murano residential condominium units available for sale and recognized $9.8 million in income during the six months ended June 30, 2015. Parkway Houston accordingly had no income to report for such sales for the six months ended June 30, 2016.

Cost of Sales—Condominium Units. Parkway Houston sold its remaining Murano residential condominium units available for sale and recognized $10.1 million in expenses during the six months ended June 30, 2015. Parkway Houston accordingly had no expenses to report for such sales for the six months ended June 30, 2016.

Property Operating Expenses. Property operating expenses increased $3.8 million, or 16.7%, during the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, and is primarily due to the commencement of a lease at CityWestPlace during the second half of 2015, partially offset by the impact of a tenant move out at CityWestPlace during the first half of 2015, and a tenant move out during the first quarter of 2016.

Management Company Income and Expenses. Management company income decreased $2.9 million, or 53.1%, during the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, and is primarily due to the termination of certain Eola Capital, LLC (“Eola Capital”) management contracts. Management company expenses decreased $3.6 million, or 64.0%, during the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, and is primarily due to a decrease in salary expense associated with personnel formerly employed at assets for which the related management contracts have been terminated.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties decreased $5.6 million, or 21.1%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, and is primarily due to a decrease in amortization expense of in-place leases.

General and Administrative. General and administrative expense decreased $294,000, or 9.2%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, and is primarily due to decreases in professional expenses.

Gain on Extinguishment of Debt. On April 6, 2016, Legacy Parkway paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II and recognized a gain on extinguishment of debt of $154,000 during the six months ended June 30, 2016. This paydown has been reflected as a capital contribution for Parkway Houston.

Interest Expense. Interest expense decreased $1.1 million, or 13.9%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, and is primarily due to a decrease in mortgage interest expense as a result of Legacy Parkway’s April 6, 2016 payment in full of the $114.0 million mortgage debt secured by CityWestPlace I & II.

Income Taxes. The analysis below includes changes attributable to income tax (expense) benefit for the six months ended June 30, 2016 and 2015 (in thousands):

	Six Months Ended June 30,
	2016	2015	$ Change	% Change
Income tax expense—current	$(504)	$(762)	$258	(33.9)%
Income tax (expense) benefit—deferred	(256)	401	(657)	*N/M

Total income tax expense	$(760)	$(361)	$(399)	*N/M

*	N/M—Not meaningful

Current income tax expense decreased $258,000 for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. The decrease is primarily attributable to the sale of the Murano residential condominium units during the six months ended June 30, 2015, partially offset by an increase in net income of Parkway Houston’s TRS during the first quarter of 2016. Deferred income tax expense increased $657,000 for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. The increase is primarily attributable to the book to tax differences related to the sale of the Murano residential condominium units.

Comparison of the year ended December 31, 2015 to the year ended December 31, 2014.

Net loss attributable to Parkway Houston was $15.8 million and $23.1 million for the years ended December 31, 2015 and 2014, respectively. The decrease in net loss attributable to Parkway Houston in the amount of $7.3 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014, is primarily attributable to an increase in operating income, partially offset by an increase in income tax expenses.

Income from Office Properties. Income from office properties decreased $14.7 million, or 11.9%, during the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a tenant move out at CityWestPlace during the first half of 2015.

Sale of Condominium Units. Income from the sale of condominium units decreased $5.5 million during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to a decrease in the sale of condominium units partially as a result of a decrease in the number of remaining condominium units available for sale.

Cost of Sales—Condominium Units. Cost of sales decreased $2.1 million during the year ended December 31, 2015, compared to the year ended December 31, 2015, primarily due to the decrease in the sale of condominium units during the period.

Property Operating Expenses. Property operating expenses decreased $9.5 million, or 17.3%, during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to cost savings related to a tenant move out at CityWestPlace during the first half of 2015.

Management Company Income and Expenses. Management company income decreased $14.1 million, or 58.7%, during the year ended December 31, 2015, compared to the year ended December 31, 2014, primarily due to the termination of certain Eola Capital management contracts. Management company expenses decreased $17.7 million, or 65.4%, during the year ended December 31, 2015 compared to the year ended December 31, 2014, and is primarily due to a decrease in salary expense associated with personnel formerly employed at assets for which the related management contracts have been terminated and a decrease in amortization of management contract intangibles, net.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties decreased $8.4 million, or 13.2%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in amortization expense of in-place leases, partially offset by an increase in depreciation expense associated with tenant improvements.

Impairment Loss on Management Contracts. During the year ended December 31, 2014, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to certain Eola Capital management contracts. Parkway Houston did not record any impairment losses on management contracts during the year ended December 31, 2015.

General and Administrative. General and administrative expense decreased $581,000, or 8.4%, for the year ended December 31, 2015, compared to the year ended December 31, 2014, and is primarily due to a decrease in allocated general and administrative expenses, largely related to share-based compensation expense for equity based awards issued by Legacy Parkway to its directors and officers.

Interest Expense. Interest expense decreased $164,000, or 1.0%, for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the years ended December 31, 2015 and 2014 (in thousands):

	Year Ended December 31,
	2015	2014	$ Change	% Change
Income tax expense—current	$(1,272)	$(4,583)	$3,311	(72.2)%
Income tax (expense) benefit—deferred	(363)	4,763	(5,126)	*N/M

Total income tax (expense) benefit	$(1,635)	$180	$(1,815)	*N/M

*	N/M—Not meaningful

Current income tax expense decreased $3.3 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease is primarily attributable to the decrease of income from the sale of Murano residential condominium units. Deferred income tax benefit decreased $5.1 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease is primarily attributable to the book to tax differences related to the impairment loss associated with certain Eola Capital management contracts and the reversal of a valuation allowance on the deferred tax assets in 2014.

Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.

Net loss attributable to Parkway Houston was $23.1 million and $12.4 million for the years ended December 31, 2014 and 2013, respectively. The increase in net loss attributable to Parkway Houston in the amount of $10.7 million for the year ended December 31, 2014, as compared to the year ended December 31, 2013, is primarily attributable to an increase in interest expense associated with mortgage debt assumed on CityWestPlace and San Felipe Plaza from Legacy Parkway’s merger transactions with TPGI in December 2013 (such transactions, the “TPGI Mergers”) and a decrease in interest and other income, partially offset by a decrease in operating loss.

Income from Office Properties. Income from office properties increased $102.2 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers.

Property Operating Expenses. Property operating expenses increased $45.7 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers.

Sale of Condominium Units. Parkway Houston recognized $16.5 million in income from the sale of condominium units during the year ended December 31, 2014. Parkway Houston acquired such condominium units in connection with the TPGI Mergers and accordingly had no income to report for such sales for the year ended December 31, 2013.

Cost of Sales—Condominium Units. Cost of sales increased $13.2 million during the year ended December 31, 2014, compared to the year ended December 31, 2013, due to the sale of condominium units during the period.

Management Company Income and Expenses. Management company income increased $6.4 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the addition of management contracts in connection with the TPGI Mergers. Management company expenses increased $3.4 million during the year ended December 31, 2014 compared to the year ended December 31, 2013, and is primarily due to the addition of a management contract in connection with the TPGI Mergers and the associated increase in personnel costs.

Depreciation and Amortization. Depreciation and amortization expense attributable to office properties increased $53.5 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The primary reason for the increase is the December 2013 acquisitions of CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers, which were owned for a full year during 2014.

Impairment Loss on Management Contracts. During the year ended December 31, 2014, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to certain Eola Capital management contracts.

General and Administrative. General and administrative expense decreased $350,000 for the year ended December 31, 2014 compared to the year ended December 31, 2013. The decrease is primarily due to an increase in allocated general and administrative expenses attributable to acquisition costs in connection with the TPGI Mergers that were recognized in 2013.

Interest Expense. Interest expense, including amortization of deferred financing costs, increased $13.0 million for the year ended December 31, 2014 compared to the year ended December 31, 2013, due primarily to an increase in mortgage interest associated with mortgage debt assumed on CityWestPlace and San Felipe Plaza in connection with the TPGI Mergers, partially offset by amortization of premiums on mortgage debt.

Income Taxes. The analysis below includes changes attributable to income tax benefit (expense) for the years ended December 31, 2014 and 2013 (in thousands):

	Year Ended December 31,
	2014	2013	$ Change	% Change
Income tax expense—current	$(4,583)	$(684)	$(3,899)	*N/M
Income tax benefit—deferred	4,763	1,960	2,803	*N/M

Total income tax benefit	$180	$1,276	$(1,096)	(85.9)%

*	N/M—Not meaningful

Current income tax expense increased $3.9 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase is primarily attributable to an increase in income from Parkway Houston’s TRS and additional state taxes associated with additional properties that Legacy Parkway had in Pennsylvania and Texas as a result of the TPGI Mergers. Deferred income tax benefit increased $2.8 million for the year ended December 31, 2014 compared to the year ended December 31, 2013. The increase is primarily attributable to the book to tax differences related to the impairment loss associated with certain Eola Capital management contracts and the reversal of a valuation allowance on the deferred tax assets in 2014.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents were $8.0 million and $12.0 million at June 30, 2016 and December 31, 2015, respectively. Cash flows used in operating activities for the six months ended June 30, 2016 and 2015 were $130,000 and $508,000, respectively. The decrease in cash flows used in operating activities of $378,000 is primarily attributable to timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $10.9 million and $9.3 million for the six months ended June 30, 2016 and 2015, respectively. The increase in cash used in investing activities of $1.6 million is due to an increase in improvements to real estate.

Cash provided by financing activities was $7.0 million and $13.6 million for the six months ended June 30, 2016 and 2015, respectively. The decrease in cash provided by financing activities of $6.6 million is primarily attributable to an increase in principal payments on mortgage notes payable, including Legacy Parkway’s April 6, 2016 payment in full of the $114.0 million mortgage debt secured by CityWestPlace I & II, partially offset by an increase in Legacy Parkway investment, net.

Cash and cash equivalents were $12.0 million and $8.0 million at December 31, 2015 and 2014, respectively. Cash flows provided by operating activities for the years ended December 31, 2015 and 2014 were $12.9 million and $3.2 million, respectively. The increase in cash flows from operating activities of $9.7 million is primarily attributable to timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $46.4 million and $4.4 million for the years ended December 31, 2015 and 2014, respectively. The increase in cash used in investing activities of $42.0 million is primarily due to an increase in improvements to real estate.

Cash provided by financing activities was $37.5 million for the year ended December 31, 2015. Cash used in financing activities was $1.3 million for the year ended December 31, 2014. The increase in cash provided by (used in) financing activities of $38.8 million is primarily attributable to an increase in Legacy Parkway investment, net and a decrease in distributions to noncontrolling interests in Parkway Houston’s residential condominium project, offset by an increase in principal payments on mortgage notes payable.

Mortgage Notes Payable, Net

At June 30, 2016, Parkway Houston had $278.4 million in mortgage notes payable, net secured by office properties, including unamortized net premiums on debt acquired of $4.6 million and unamortized debt issuance costs of $285,000, with a weighted average interest rate of 4.6%.

The table below presents the principal payments due and weighted average interest rates for total mortgage notes payable at June 30, 2016 (dollars in thousands).

	Weighted Average Interest Rate	Total Mortgage Maturities	Balloon Payments	Principal Amortization
Schedule of Mortgage Maturities by Years:
2016	4.5%	$2,740	$—	$2,740
2017	4.5%	5,670	—	5,670
2018	4.8%	108,166	102,402	5,764
2019	4.4%	4,138	—	4,138
2020	5.0%	85,602	82,949	2,653
Thereafter	3.9%	67,770	62,193	5,577

Total principal maturities		274,086	$247,544	$26,542

Unamortized debt issuance costs, net	N/A	(285)
Fair value premiums on mortgage debt acquired, net	N/A	4,551

Total mortgage notes payable, net	4.6%	$278,352

Fair value at June 30, 2016		$281,120

At December 31, 2015, Parkway Houston had $396.9 million in mortgage notes payable secured by office assets, including unamortized net premiums on debt acquired of $6.0 million and unamortized debt issuance costs of $306,000, with a weighted average interest rate of 5.1%.

The table below presents the principal payments due and weighted average interest rates for total mortgage notes payable, at December 31, 2015 (dollars in thousands).

	Weighted Average Interest Rate	Total Mortgage Maturities	Balloon Payments	Principal Amortization
Schedule of Mortgage Maturities by Years:
2016(1)	6.1%	$119,879	$113,604	$6,275
2017	4.5%	5,670	—	5,670
2018	4.8%	108,166	102,402	5,764
2019	4.4%	4,138	—	4,138
2020	5.0%	85,602	82,949	2,653
Thereafter	3.9%	67,771	62,193	5,578

Total principal maturities		391,226	$361,148	$30,078

Unamortized debt issuance costs, net	N/A	(306)
Fair value premiums on mortgage debt acquired, net	N/A	5,981

Total mortgage notes payable, net	5.1%	$396,901

Fair value at December 31, 2015		$394,267

(1)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that was paid by Legacy Parkway on April 6, 2016.

Contractual Obligations

Parkway Houston has contractual obligations including mortgage notes payable, net and lease obligations. The table below presents total payments due under specified contractual obligations by year through maturity at June 30, 2016 (in thousands):

	Payments Due By Period
Contractual Obligations	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt principal and interest payments	$9,024	$18,049	$120,283	$11,139	$89,319	$73,440	$321,254
Purchase obligations (tenant improvements and lease commissions)	8,370	82	10	—	—	—	8,462

Total	$17,394	$18,131	$120,293	$11,139	$89,319	$73,440	$329,716

The amounts presented above for long-term debt include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances and lease commissions for leases in place at June 30, 2016.

The table below presents total payments due under specified contractual obligations by year through maturity at December 31, 2015 (in thousands):

	Payments Due By Period
Contractual Obligations	2016(1)	2017	2018	2019	2020	Thereafter	Total
Long-term debt principal and interest payments	$136,661	$18,049	$120,283	$11,139	$89,319	$73,440	$448,891
Purchase obligations (tenant improvements and lease commissions)	10,885	16	10	—	—	—	10,911

Total	$147,546	$18,065	$120,293	$11,139	$89,319	$73,440	$459,802

(1)	Includes the $114.0 million mortgage debt secured by CityWestPlace I & II that was paid by Legacy Parkway on April 6, 2016.

The amounts presented above for long-term debt include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances and lease commissions for leases in place at December 31, 2015.

Capital Expenditures

During the six months ended June 30, 2016, Parkway Houston incurred approximately $3.5 million, $7.5 million, and $5.1 million in building improvements, tenant improvements, and leasing commissions, respectively. All such improvements were financed with cash flow from the properties, capital expenditure escrow accounts and Legacy Parkway contributions.

During the year ended December 31, 2015, Parkway Houston incurred approximately $11.8 million, $36.3 million, and $8.6 million in building improvements, tenant improvements, and leasing commissions, respectively. All such improvements were financed with cash flow from the properties, capital expenditure escrow accounts and Legacy Parkway contributions.

Off-Balance Sheet Arrangements

Parkway Houston’s off-balance sheet arrangements are discussed in the section “Certain Relationships and Related Party Transactions—Agreement with Mr. James A. Thomas” and Note 10 “Commitments and Contingencies” of the accompanying consolidated financial statements for Parkway Houston.

Non-GAAP Financial Measures

Funds From Operations (FFO)

Parkway Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Parkway Houston does not adjust FFO to eliminate the effects of non-recurring charges. Parkway Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Parkway Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of Parkway Houston’s operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net loss attributable to Parkway Houston to FFO for the six months ended June 30, 2016 and 2015, and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,330)	$(9,142)	$(15,782)	$(23,051)	$(12,369)
Depreciation and amortization	21,005	26,628	55,570	64,012	10,465

FFO	$19,675	$17,486	$39,788	$40,961	$(1,904)

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Parkway Houston believes that using EBITDA as a non-GAAP financial measure helps investors and its management analyze its ability to service debt and pay cash distributions. Parkway Houston defines EBITDA as net loss attributable to Parkway Houston before interest expense, income tax expense (benefit) and depreciation and amortization.

The following table reconciles net loss attributable to Parkway Houston to EBITDA for the six months ended June 30, 2016 and 2015, and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,330)	$(9,142)	$(15,782)	$(23,051)	$(12,369)
Interest expense	6,955	8,076	16,088	16,252	3,296
Depreciation and amortization	21,005	26,628	55,570	64,012	10,465
Income tax expense (benefit)	760	361	1,635	(180)	(1,276)

EBITDA	$27,390	$25,923	$57,511	$57,033	$116

Net Operating Income (NOI)

Parkway Houston defines NOI as income from office properties less property operating expenses. Parkway Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating its properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net loss attributable to Parkway Houston to NOI for the six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015, 2014, and 2013 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)
Net loss attributable to Parkway Houston	$(1,330)	$(9,142)	$(15,782)	$(23,051)	$(12,369)
Interest expense	6,955	8,076	16,088	16,252	3,296
Gain on extinguishment of debt	(154)	—	—	—	—
Depreciation and amortization	21,005	26,628	55,570	64,012	10,465
Management company expenses	2,006	5,574	9,362	27,038	23,638
Income tax expense (benefit)	760	361	1,635	(180)	(1,276)
General and administrative	2,893	3,187	6,336	6,917	7,267

Sale of condominium units	—	(9,836)	(11,063)	(16,554)	—
Cost of sales—condominium units	—	10,091	11,120	13,199	14
Net income (loss) attributable to noncontrolling interests	—	(7)	(7)	148	—
Impairment loss on management contracts	—	—	—	4,750	—
Management company income	(2,592)	(5,523)	(9,891)	(23,971)	(17,526)
Interest and other income	(131)	(122)	(246)	(244)	(1,663)

NOI	$29,412	$29,287	$63,122	$68,316	$11,846

Leasing Activity

For the year ended 2015, six leases were renewed totaling 52,000 rentable square feet at an average annual rental rate per square foot of $37.73 and at an average cost of $5.76 per square foot per year of the lease term. Leases totaling 109,000 rentable square feet were not renewed.

For the year ended 2015, three expansion leases were signed totaling 5,000 rentable square feet at an average annual rental rate per square foot of $42.25 and at an average cost of $9.11 per square foot per year of the lease term.

For the year ended 2015, 10 new leases were signed totaling 42,000 rentable square feet at an average annual rental rate per square foot of $41.34 and at an average cost of $7.43 per square foot per year of the term.

During the six months ended June 30, 2016, six leases were renewed totaling 95,164 rentable square feet at an average annual rental rate per square foot of $35.59 and at an average cost of $6.53 per square foot per year of the lease term. Leases totaling approximately 328,000 rentable square feet were not renewed during the six months ended June 30, 2016.

During the six months ended June 30, 2016, two expansion leases were signed totaling 6,375 rentable square feet at an average annual rental rate per square foot of $40.46 and at an average cost of $7.31 per square foot per year of the lease term.

During the six months ended June 30, 2016, four new leases were signed totaling 20,126 rentable square feet at an average annual rental rate per square foot of $41.02 and at an average cost of $9.00 per square foot per year of the lease term.

COUSINS HOUSTON

Critical Accounting Policies

Cousins Houston’s financial statements are prepared in accordance with GAAP, as outlined in the FASB’s Accounting Standards Codification (“ASC”), and the notes to the combined financial statements include a summary of the significant accounting policies. The preparation of financial statements in accordance with GAAP requires the use of certain estimates, a change in which could materially affect revenues, expenses, assets, or liabilities. Some of Cousins Houston’s accounting policies are considered to be critical accounting policies, which are policies that are both important to the portrayal of Cousins Houston’s financial condition, results of operations and cash flows, and policies that also require significant judgment or complex estimation processes. Cousins Houston’s critical accounting policies are as follows:

Operating Property Acquisitions

Upon acquisition of an operating property, Cousins Houston records the acquired tangible and intangible assets and assumed liabilities at fair value at the acquisition date. Fair value is based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates as appropriate. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The acquired assets and assumed liabilities for an acquired operating property generally include, but are not limited to: land, buildings, and identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, leasing costs, value of above-market and below-market leases, and value of acquired in-place leases.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. In-place leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property, and an identifiable intangible asset or liability is recorded if there is an above-market or below-market lease.

The fair value of acquired, in-place leases, is derived based on Cousins Houston’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period. Factors considered in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, such as real estate taxes, insurance, and other operating expenses, current market conditions, and costs to execute similar leases, such as leasing commissions, legal, and other related expenses.

The amounts recorded for above-market and in-place leases are included in intangible assets on the balance sheets, and the amounts for below-market leases are included in intangible liabilities on the balance sheets. These amounts are amortized on a straight-line basis as an adjustment to rental income over the remaining term of the applicable leases.

The determination of the fair value of the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions requires significant judgments and assumptions about the numerous inputs discussed above. The use of different assumptions in these fair value calculations could significantly affect the reported amounts of the allocation of the acquisition related assets and liabilities and the related amortization and depreciation expense recorded for such assets and liabilities. In addition, since the values of above-market and below-market leases are amortized as either a reduction or increase to rental income, respectively, the judgments for these intangibles could have a significant impact on reported rental revenues and results of operations.

Depreciation and Amortization

Cousins Houston depreciates or amortizes operating real estate assets over their estimated useful lives using the straight-line method of depreciation. Cousins Houston uses judgment when estimating the life of real estate assets and when allocating certain indirect project costs to projects under development. Historical data, comparable properties, and replacement costs are some of the factors considered in determining useful lives and cost allocations. The use of different assumptions for the estimated useful life of assets or cost allocations could significantly affect depreciation and amortization expense and the carrying amount of its real estate assets.

Impairment

Cousins Houston reviews its real estate assets on a property-by-property basis for impairment. The first step in this process is for Cousins Houston to use judgment to determine whether an asset is considered to be held and used or held for sale, in accordance with accounting guidance. In order to be considered a real estate asset held for sale, Cousins Houston must, among other things, have the authority to commit to a plan to sell the asset in its current condition, have commenced the plan to sell the asset, and have determined that it is probable that the asset will sell within one year. If Cousins Houston determines that an asset is held for sale, it must record an impairment loss if the fair value less costs to sell is less than the carrying amount. All real estate assets not meeting the held for sale criteria are considered to be held and used.

In the impairment analysis for assets held and used, Cousins Houston must use judgment to determine whether there are indicators of impairment. These indicators could include a decline in a property’s leasing percentage, a current period operating loss or negative cash flows combined with a history of losses at the property, a decline in lease rates for that property or others in the property’s market, or an adverse change in the financial condition of significant tenants.

If Cousins Houston determines that an asset that is held and used has indicators of impairment, Cousins Houston must determine whether the undiscounted cash flows associated with the asset exceed the carrying amount of the asset. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston must reduce the carrying amount of the asset to fair value.

In calculating the undiscounted net cash flows of an asset, Cousins Houston must estimate a number of inputs, including future rental rates, expenditures for future leases, future operating expenses, and market capitalization rates for residual values, among other things. In addition, if there are alternative strategies for the future use of the asset, Cousins Houston must assess the probability of each alternative strategy and perform a probability-weighted undiscounted cash flow analysis to assess the recoverability of the asset. Cousins Houston must use considerable judgment in determining the alternative strategies and in assessing the probability of each strategy selected.

In determining the fair value of an asset, Cousins Houston exercises judgment on a number of factors. Cousins Houston may determine fair value by using a discounted cash flow calculation or by utilizing comparable market information. Cousins Houston must determine an appropriate discount rate to apply to the cash flows in the discounted cash flow calculation. Cousins Houston must use judgment in analyzing comparable market information because no two real estate assets are identical in location and price.

The estimates and judgments used in the impairment process are highly subjective and susceptible to frequent change. If Cousins Houston determines that an asset is held and used, the results of operations could be materially different than if Cousins Houston determines that an asset is held for sale. Different assumptions used in the calculation of undiscounted net cash flows of a project, including the assumptions associated with alternative strategies and the probabilities associated with alternative strategies, could cause a material impairment loss to be recognized when no impairment is otherwise warranted. Cousins Houston’s assumptions about the discount rate used in a discounted cash flow estimate of fair value and its judgment with respect to market information could materially affect the decision to record impairment losses or, if required, the amount of the impairment losses.

Valuation of Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Cousins Houston reviews its receivables regularly for potential collection problems in computing the allowance to record against its receivables. This review requires Cousins Houston to make certain judgments regarding collectability, notwithstanding the fact that ultimate collections are inherently difficult to predict. Economic conditions fluctuate over time, and Cousins Houston has tenants in many different industries which experience changes in economic health, making collectability prediction difficult. Therefore, certain receivables currently deemed collectible could become uncollectible, and those reserved could ultimately be collected. A change in judgments made could result in an adjustment to the allowance for doubtful accounts with a corresponding effect on net income.

Recoveries from Tenants

Recoveries from tenants for operating expenses are determined on a calendar year and on a lease-by-lease basis. The most common types of cost reimbursements in Cousins Houston’s leases are utility expenses, building operating expenses, real estate taxes and insurance, for which the tenant pays its pro rata share in excess of a base year amount, if applicable. The computation of these amounts is complex and involves numerous judgments, including the interpretation of lease terms and other tenant lease provisions. Leases are not uniform in dealing with such cost reimbursements and there are many variations in the computation. Cousins Houston accrues income related to these payments each month. Cousins Houston makes monthly accrual adjustments, positive or negative, to recorded amounts to its best estimate of the annual amounts to be billed and collected with respect to the cost reimbursements. After the end of the calendar year, Cousins Houston computes each tenant’s final cost reimbursements and, after considering amounts paid by the tenant during the year, issues a bill or credit for the appropriate amount to the tenant. The differences between the amounts billed less previously received payments and the accrual adjustments are recorded as increases or decreases to revenues when the final bills are prepared, which occurs during the first half of the subsequent year.

Discussion of New Accounting Pronouncements

In 2015, the FASB voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

The following discussion and analysis should be read in conjunction with the selected financial data and the combined financial statements and notes.

Results of Operations

Comparison of the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Rental Property Revenues. Rental property revenues decreased $898,000, or 1.0%, for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 due to a decrease in amortization of above- and below-market rents and a decrease in parking revenues.

Rental Property Operating Expenses. Rental property operating expenses decreased $841,000, or 2.2%, for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 due to a decrease in utility expenses, security and bad debt expense.

General and Administrative Expenses. General and administrative expenses increased $1.6 million, or 45.3%, for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, primarily as a result of an increase in long-term incentive compensation expense incurred by Cousins and allocated to Cousins Houston.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $1.9 million, or 5.8%, for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 due to lease expirations and extensions of useful lives of tenant assets as a result of lease modifications at Greenway Plaza.

Comparison of the year ended December 31, 2015 compared to the year ended December 31, 2014.

Rental Property Revenues. Rental property revenues decreased $6.6 million, or 3.6%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in occupancy at Greenway Plaza.

Rental Property Operating Expenses. Rental property operating expenses decreased $5.5 million, or 6.9%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in real estate taxes coupled with the decrease in occupancy at Greenway Plaza.

General and Administrative expenses. General and administrative expenses decreased $1.0 million between the 2014 and 2015 reporting periods, primarily as a result of a decrease in long-term incentive compensation expense incurred by Cousins and allocated to Cousins Houston.

Depreciation and Amortization Expense. Depreciation and amortization decreased $14.0 million, or 18.0%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a decrease in occupancy at Greenway Plaza and decreases related to extensions of useful lives of certain tenant assets as a result of lease modifications at Greenway Plaza.

Comparison of the year ended December 31, 2014 to the period from February 7, 2013 (date of inception) to December 31, 2013.

Operations for Cousins Houston commenced with the acquisition of Post Oak Central on February 7, 2013 and the 2013 results include the operations of Greenway Plaza from September 9, 2013 through December 31, 2013.

These two properties were owned for all of 2014 resulting in an increase in revenues and expenses between the periods. Conversely, acquisition and related costs decreased $3.9 million between the periods as a result of the 2013 acquisitions.

Interest expense increased $5.5 million between the 2013 and 2014 periods as a result of the closing of the Post Oak Central mortgage loan in September 2013.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents were $1.2 million and $109,000 at June 30, 2016 and December 31, 2015, respectively. The following table summarizes the changes in cash flows for the six months ended June 30, 2016 and 2015 (in thousands):

	Six Months Ended June 30,		Increase/
	2016	2015	(Decrease)
Net cash provided by operating activities	$17,012	$14,486	$2,526
Net cash used in investing activities	(18,112)	(26,709)	8,597
Net cash provided by financing activities	2,162	11,539	(9,377)

Cash flows from operating activities increased $2.5 million between the periods, primarily due to the timing of cash receipts and expenditures of operating assets and liabilities.

Cash flows used in investing activities decreased $8.6 million between the periods due to a decrease in property improvements and tenant asset expenditures.

Cash flows provided by financing activities decreased $9.4 million between the periods due to a decrease in contributions, net from Cousins. These contributions decreased during the periods due to an increase in operating cash flows and a decrease in cash required to fund investing activities.

Cash and cash equivalents were $109,000, $684,000 and $0 at December 31, 2015, 2014 and 2013, respectively. The following table summarizes the changes in cash flows for the periods presented (in thousands):

	Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,	2015 to 2014	2014 to 2013
	2015	2014	2013	Change	Change
Net cash provided by operating activities	$76,395	$80,220	$41,770	$(3,825)	$38,450
Net cash used in investing activities	(55,085)	(37,478)	(1,164,245)	(17,607)	1,126,767
Net cash provided by (used in) financing activities	(21,885)	(42,058)	1,122,475	20,173	(1,164,533)

Cash flows from operating activities decreased $3.8 million between the 2015 and 2014 periods primarily due to the timing of operating cash receipts and payments, and a decrease in net cash received from property operations as a result of decreased occupancy at Greenway Plaza. Cash flows from operating activities increased $38.5 million between the 2014 and 2013 periods due to the property acquisitions in 2013.

Cash flows used in investing activities increased $17.6 million between the 2015 and 2014 periods due to an increase in property improvements and tenant asset expenditures. Cash flows used in investing activities decreased $1.1 billion between the 2014 and 2013 periods from the property acquisitions in 2013.

Cash flows used in financing activities decreased $20.2 million between the 2015 and 2014 periods due to a decrease in net distributions to Cousins. This decrease was primarily due to the increase in cash used for building improvement and tenant asset expenditures. Cash flows provided by financing activities decreased $1.2 billion between the 2014 and 2013 periods due to the following:

•	decrease in contributions by Cousins, net of $974.3 million as a result of the property acquisitions in 2013; and

•	decrease of $188.8 million in proceeds from note payable due to the closing of the Post Oak Central mortgage loan in 2013.

Contractual Obligations and Commitments

Cousins Houston was subject to the following contractual obligations and commitments at June 30, 2016 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Debt:
Mortgage notes payable	$180,046	$3,560	$7,589	$168,897	$—
Interest commitments	31,782	7,601	14,731	9,450
Operating leases	16	16	—	—	—

Total contractual obligations	$211,844	$11,177	$22,320	$178,347	$—

Commitments:
Unfunded tenant improvements	$56,632	$41,189	$5,158	$10,285	$—

Cousins Houston was subject to the following contractual obligations and commitments at December 31, 2015 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:
Debt:
Mortgage notes payable	$181,770	$3,485	$7,430	$170,855	$—
Interest commitments	35,639	7,676	14,891	13,072
Operating leases	70	36	34	—	—

Total contractual obligations	$217,479	$11,197	$22,355	$183,927	$—

Commitments:
Unfunded tenant improvements	$60,668	$29,132	$16,093	$15,443	$—

In addition, Cousins Houston has several standing or renewable service contracts mainly related to the operation of the buildings. These contracts are in the ordinary course of business and are generally one year or less. These contracts are not included in the above tables and are generally reimbursed in whole or in part by tenants.

Capital Expenditures

Total property improvements and tenant asset expenditures for the six months ended June 30, 2016 and 2015 are as follows (in thousands):

	Six Months Ended June 30,
	2016	2015
Operating properties—leasing costs	$9,476	$19,469
Operating properties—building improvements	8,922	7,142
Accrued capital expenditures adjustment	(286)	98

Total property improvements and tenant asset expenditures	$18,112	$26,709

Capital expenditures decreased in 2016 mainly due to decreased capitalized leasing costs. Capitalized leasing costs, which include tenant improvements, leasing costs and related capitalized personnel costs, are a function of the number and size of newly executed leases or renewals of existing leases. The amounts of tenant improvement and leasing costs on a per square foot basis for the six months ended June, 2016 were as follows:

Six Months Ended June 30, 2016
New leases	$7.32
Renewed leases	$4.95
Expansion leases	$7.18

Total property improvements and tenant asset expenditures for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 are as follows (in thousands):

	Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2015	2014	2013
Operating properties—leasing costs	$37,109	$26,628	$14,316
Operating properties—building improvements	17,762	10,119	3,163
Accrued capital expenditures adjustment	214	731	(1,622)

Total property improvements and tenant asset expenditures	$55,085	$37,478	$15,857

Capital expenditures increased in 2015 mainly due to increased capitalized leasing costs and building improvement expenditures. The amounts of tenant improvement and leasing costs on a per square foot basis for the year ended December 31, 2015 were as follows:

Amount
New leases	$6.02
Renewed leases	$4.38
Expansion leases	$4.09

The amounts of tenant improvement and leasing costs vary by lease and by market. Given the level of expected leasing and renewal activity, management expects tenant improvement and leasing costs in the immediate future to remain consistent.

Off-Balance Sheet Arrangements

Cousins Houston did not have any off-balance sheet arrangements during the six month period ended June 30, 2016.

Non-GAAP Financial Measures

Funds From Operations (FFO)

Cousins Houston’s management believes that FFO is an appropriate measure of performance for a REIT and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). FFO is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses from sale of previously depreciable real estate assets, impairment charges related to depreciable real estate under GAAP, plus depreciation and amortization related to depreciable real estate. Further, Cousins Houston does not adjust FFO to eliminate the effects of non-recurring charges. Cousins Houston believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. Cousins Houston believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of REITs by the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Cousins Houston may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an indication of cash available to fund cash needs. FFO should not be considered an alternative to net income as an indicator of Cousins Houston’s operating performance or as an alternative to cash flow as a measure of liquidity.

The following table reconciles net income to FFO for Cousins Houston for the six months ended June 30, 2016 and 2015, the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)		(unaudited)
Net income	$10,699	$10,106	$25,621	$11,708	$1,533
Depreciation and amortization	31,168	33,095	63,791	77,760	29,146

FFO	$41,867	$43,201	$89,412	$89,468	$30,679

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

Cousins Houston believes that using EBITDA as a non-GAAP financial measure helps investors and Cousin Houston’s management analyze its ability to service debt and pay cash distributions. Cousins Houston defines EBITDA as net income before interest expense and depreciation and amortization.

The following table reconciles net income to EBITDA of Cousins Houston for the six months ended June 30, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)		(unaudited)
Net income	$10,699	$10,106	$25,621	$11,708	$1,533
Interest expense	3,939	4,012	7,988	8,127	2,618
Depreciation and amortization	31,168	33,095	63,791	77,760	29,146

EBITDA	$45,806	$47,213	$97,400	$97,595	$33,297

Net Operating Income (NOI)

Cousins Houston defines NOI as income from office properties less property operating expenses. Cousins Houston considers NOI to be a useful performance measure to investors and management because it reflects the revenues and expenses directly associated with owning and operating Cousins Houston’s properties and the impact to operations from trends in occupancy rates, rental rates and operating costs not otherwise reflected in net income.

The following table reconciles net income to NOI of Cousins Houston for the six months ended June 30, 2016 and 2015, for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 (in thousands):

	Six Months Ended June 30,		Year Ended December 31,		Period from February 7, 2013 (date of inception) to December 31,
	2016	2015	2015	2014	2013
	(unaudited)		(unaudited)		(unaudited)
Net income	$10,699	$10,106	$25,621	$11,708	$1,533
Other income	(288)	(87)	—	(31)	(11)
General and administrative expenses	4,976	3,425	6,328	7,347	3,793
Depreciation and amortization	31,168	33,095	63,791	77,760	29,146
Interest expense	3,939	4,012	7,988	8,127	2,618
Acquisition and related expenses	—	—	—	—	3,858

NOI	$50,494	$50,551	$103,728	$104,911	$40,937

Leasing Activity

In the six months ended June 30, 2016, Cousins Houston leased or renewed approximately 131,000 square feet of office space. Net effective rent, representing base rent less operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year was $11.72 per square foot for the six months ended June 30, 2016. Cash basis net effective rent per square foot increased 5.46% in the same period on spaces that have been previously occupied. Cash basis net effective rent represents net rent at the end of the term paid by the prior tenant compared to the net rent at the beginning of the term paid by the current tenant. During the six months ended June 30, 2016, Cousins Houston had 133,000 square feet of office space under leases that expired and were not renewed.

In 2015, Cousins Houston leased or renewed approximately 1.3 million square feet of office space. Net effective rent, representing base rent less operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year was $15.90 per square foot for the year ended December 31, 2015. Cash basis net effective rent per square foot increased 32.52% during 2015 on spaces that have been previously occupied. Cash basis net effective rent represents net rent at the end of the term paid by the prior tenant compared to the net rent at the beginning of the term paid by the current tenant. During 2015, Cousins Houston had 356,000 square feet of office space under leases that expired and were not renewed.

Quantitative and Qualitative Disclosures About Market Risk

See the information under “—Parkway Houston—Liquidity and Capital Resources,” including the information and tables under “—Parkway Houston—Liquidity and Capital Resources—Mortgage Notes Payable, Net.”

BUSINESS AND PROPERTIES

Our Company

We are a self-managed office REIT, engaged in the ownership, acquisition, development and leasing of Class A office assets in attractive Houston, Texas submarkets. Our portfolio consists of five Class A assets comprising 19 buildings and totaling approximately 8.7 million rentable square feet in the Greenway, Galleria and Westchase submarkets of Houston, providing geographic focus and significant operational scale and efficiencies. Our portfolio has proven to be resilient throughout market cycles and is occupied by a diversified customer base with strong credit profiles and limited near-term lease expirations. We believe that the creation of a geographically focused REIT with a strong balance sheet and targeted internal value-creation opportunities will generate attractive risk-adjusted returns for our stockholders while providing a platform for external growth opportunities over the longer-term.

Our mission is to own and operate high-quality office properties located in attractive submarkets in Houston, with a primary focus on unlocking value within our existing portfolio through implementing active and creative leasing strategies, leveraging our scale to increase pricing power in lease and vendor negotiations and targeting redevelopment and asset repositioning opportunities. We plan to maintain a conservative balance sheet with low leverage and ample liquidity, which we expect will allow us to access multiple sources of capital. We believe that this strategy will support both our internal growth initiatives and our patient and disciplined approach to pursuing new investment opportunities at the appropriate time. We believe this strategy, combined with our highly experienced management team that has a successful history of operating a publicly traded REIT, significant expertise in the Houston, Texas office sector and extensive relationships with industry participants, positions us for long-term internal and external growth.

We are self-managed and led by a dedicated and seasoned management team and a board of directors consisting of a majority of independent directors. Mr. Heistand, an industry veteran who previously served as Legacy Parkway’s president and chief executive officer, is our President and Chief Executive Officer. Mr. Lipsey, who previously served as Legacy Parkway’s executive vice president and chief operating officer, holds the same position at Parkway. Several other members of Legacy Parkway’s former management team joined Parkway following the Spin-Off. Mr. Thomas, who previously served as the chairman of Parkway’s board of directors, serves as the non-executive chairman of our board of directors.

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year commencing on the day prior to the Spin-Off.

Competitive Strengths

Accomplished management team with a demonstrated track record of acquiring, operating and repositioning assets and managing a public office REIT. Our management team, led by Mr. Heistand, has extensive experience in the office real estate industry, including in the operations, leasing, acquisition, development and disposition of office assets through all stages of the real estate cycle, and has a proven track record of executing business strategies and delivering strong results for stockholders. Since joining Legacy Parkway in the fourth quarter of 2011 through June 30, 2016, our management team acquired $3.9 billion of high-quality, Class A office assets and disposed of approximately $2.6 billion of non-core assets resulting in approximately $290.0 million of net gains. During this time, our management team also realized significant portfolio-wide operational improvements as evidenced by a 47.6% increase in average in-place rents and an increase in the leased percentage of the portfolio from 85.7% to 90.5%. In addition, our management team has proven its ability to be creative in unlocking value from complex transactions and to create stockholder value through targeted asset sales and strategic capital recycling. Through this experience, our management team has proven its strong execution capabilities and established relationships with industry participants.

Houston focus with local and regional expertise. We are focused initially on owning and operating office properties in Houston, Texas, which is a region we believe is well-positioned for economic recovery. We believe our position as a “pure-play” Houston real estate company allows us to have a targeted focus on property performance that otherwise could be diluted in a company with more geographically diverse holdings. Additionally, our management and property-level teams have in-depth knowledge of the Houston real estate market and an extensive network of long-standing relationships with leading local, regional and national industry participants that we believe will drive our ability to identify and capitalize on internal and external value-creation opportunities and attractive acquisition opportunities as well as identify opportunities with potential joint venture partners, as such opportunities arise from time to time.

High-quality portfolio of Class A office assets concentrated in desirable, resilient Houston submarkets. We own five Class A assets comprising 19 buildings and totaling approximately 8.7 million square feet in the Greenway, Galleria and Westchase submarkets, which are among the most desirable submarkets in Houston. These particular submarkets have a strong track record of outperforming the overall Houston market in rental rates, occupancy and value improvement over time. They are located adjacent to many high-income residential areas and offer state-of-the-art amenities, including high-end retail, restaurants, entertainment and recreational activities. We are the largest landlord in each of these submarkets, owning 72% of the Class A office inventory in Greenway, 18% in Galleria, and 17% in Westchase based on square footage as of June 30, 2016. We expect that these ownership levels will lead to pricing power in lease and vendor negotiations; the ability to attract, hire and retain superior local market leadership and leasing teams; flexibility to meet changing customer space demands; and an enhanced ability to identify and capitalize on emerging investment opportunities.

High-quality, creditworthy customer base with limited near-term lease maturities. Our diversified customer base generally consists of high-quality and creditworthy customers. As of June 30, 2016, nearly 47% of our customers based on annual base rent had investment grade credit ratings from major credit rating agencies. In order to monitor the credit quality of our customers, our property management teams communicate regularly with all of our customers. Further, we receive monthly credit reports for the largest customers in our portfolio and regularly review the financials of those customers that are in the energy industry. Further, with a weighted average remaining lease term of approximately six years as of June 30, 2016, our portfolio has limited near-term lease maturities which is expected to provide stable cash flows with minimal decline in contractual revenue over the next several years.

Flexible and conservative capital structure. We believe our flexible and conservative capital structure provides us with an advantage over many of our private and public competitors. We have limited near-term debt maturities, approximately $197 million in cash and cash equivalents and up to $100 million of additional liquidity through the Revolving Credit Facility, all of which provide financial flexibility, support ongoing capital improvement needs and reinforce our business and growth strategies of unlocking the value in our portfolio through leasing and asset repositioning. In addition, we believe our conservative approach to balance sheet management may provide strategic benefits by providing us with enhanced access to multiple sources of attractively priced capital that may not be available to many of our competitors in Houston. We also believe that our moderate leverage and strong liquidity will enable us to take advantage of attractive redevelopment and acquisition opportunities as they rise from time to time.

Embedded growth opportunities through leasing, asset repositioning and redevelopment. Our portfolio has significant, identified embedded growth opportunities both through leasing the remaining vacancies in the portfolio and through targeted asset repositioning and redevelopment opportunities. We expect that our initial focus on one geographic location, combined with our strong balance sheet, market knowledge and customer relationships, will allow us to more successfully execute internal and external growth strategies. With our scale, we expect that we will have the ability to attract, hire and maintain a best-in-class leasing team that will help us identify opportunities early and implement aggressive and creative leasing strategies at our properties. We also own assets that offer various pricing points within the same submarkets, giving us the flexibility to move and relocate customers within our portfolio based on their changing needs, which we expect will lead to higher customer retention. We also believe there are opportunities to add revenue-generating amenities to our assets, such as additional retail options and parking. We believe that our management team’s experience, as well as its ability to exclusively focus on our growth strategy following the Spin-Off will allow us to unlock the value that we expect exists in our portfolio.

Business and Growth Strategies

Maximize cash flow growth and value through proactive asset management and leasing strategies. We believe we are well-positioned to drive growth in cash flow and maximize the value of our portfolio with proactive, creative and aggressive leasing and asset management strategies. We also expect that our substantial scale in the Greenway, Galleria and Westchase submarkets will provide us with enhanced visibility into submarket dynamics that will lead to stronger negotiating leverage with customers and vendors and will result in a potential reduction in our operating costs and improvement in NOI over time. We expect that we will also be able to leverage our broad existing customer relationships, leading market position and deep financial flexibility to attract new, high-quality customers, increase occupancy over the long-term and maximize customer retention rates at our properties.

Focus on unlocking value through repositioning and redeveloping existing properties. We expect that our management team will devote significant attention to internal value-creating investment opportunities that are intended to generate attractive growth in revenues and cash flow, enhancing the value of our portfolio. Specifically, we expect to leverage our real estate expertise to reposition and redevelop our existing properties, as well as properties that we may acquire in the future, with the objective of increasing occupancy, rental rates and risk-adjusted returns on our invested capital. As the Houston, Texas market continues to recover, our management team will seek to identify investment opportunities, that may include creating joint ventures with existing ownership interests in certain of our properties, that will create value for our stockholders, enable us to better serve our customers, be consistent with our strategic objectives and have attractive risk-return profiles.

Maintain a conservative, flexible balance sheet with adequate liquidity to fund near-term growth opportunities. We maintain a conservative capital structure that will provide the resources and flexibility to position our company for both internal and external growth. Upon completion of the Spin-Off, we had approximately $197 million in cash and cash equivalents and $100 million of additional liquidity through the Revolving Credit Facility. We focus on maintaining sufficient liquidity with minimal short-term debt maturities, allowing us to pursue value enhancement strategies within our portfolio and support acquisition activities as they may arise from time to time. Initially, we expect to maintain a mix of property-level secured indebtedness as well as corporate debt secured by a pool of assets. As the Houston market recovers, we anticipate funding additional growth opportunities through proceeds received from asset dispositions, joint ventures, the refinancing of debt or public equity offerings. We also expect to target a net debt to Adjusted EBITDA multiple of no more than 6.0x.

Pursue acquisitions with a patient, prudent approach. While our initial focus is to unlock internal embedded growth in our existing portfolio, we intend to take advantage of current and future market dislocation in Houston to capitalize on emerging acquisition opportunities within our current submarkets as well as other Houston submarkets, if such assets meet our investment criteria. We may also acquire assets in other markets from time to time if such opportunities meet our investment criteria. However, we intend to devote the majority of our resources to sourcing opportunities within the Houston market for the foreseeable future. We believe that our management team’s in-depth market knowledge and relationships and its extensive acquisitions experience will enhance our ability to source new acquisition opportunities as they may arise from time to time. Whether we operate exclusively in Houston, or diversify our market exposure over the longer-term, our management team will use a patient, prudent and disciplined approach to investment decision-making.

Our Portfolio

Our portfolio consists of five Class A office assets located in the Galleria, Greenway and Westchase submarkets in Houston, Texas, comprising 19 buildings and totaling approximately 8.7 million rentable square feet. As of June 30, 2016, our portfolio had an occupancy rate of 86.5%.

The following table sets forth the occupancy rates by property for our portfolio as of June 30, 2016:

Office Property	Ownership Interest	Total Rentable Square Feet (in thousands)	Occupancy %	Weighted Average Rental Rate per Rentable Square Foot	% of Leases Expiring in 2016(1)	Year Built
Phoenix Tower	100%	630	79.0%	$18.24	1.0%	1984
CityWestPlace	100%	1,473	77.5%	24.58	5.1%	1993-2001
San Felipe Plaza	100%	980	84.4%	22.72	1.7%	1984
Greenway Plaza	100%	4,347	89.1%	16.32	2.3%	1969-1981
Post Oak Central	100%	1,280	93.3%	18.60	2.6%	1974-1980

		8,710	86.5%	$18.76	2.7%

(1)	The percentage of leases expiring in 2016 represents the ratio of square feet under leases expiring in 2016 divided by total rentable square feet.

Top 20 Customers

As of June 30, 2016, our top 20 customers (identified by industry) based on annualized rent are as follows:

Customer (identified by industry)	Expiration Date	Occupied Square Footage (in thousands)	Annualized Rental Revenue (in thousands)(1)	Percentage of Total Annualized Rental Revenue
Energy	2016, 2026	956	$14,006	10.3%
Energy	2016, 2032	582	13,994	10.3%
Energy	2019	524	9,328	6.9%
Finance	2023	391	6,525	4.8%
Energy	2023	176	4,378	3.2%
Technology	2026	216	3,708	2.7%
Energy	2023	255	3,494	2.6%
Finance	2016, 2019	190	3,358	2.5%
Energy	2017, 2025	167	3,251	2.4%
Energy	2023	209	3,006	2.2%
Energy	2018	130	2,361	1.7%
Energy	2020	135	2,156	1.6%
Finance	2021	92	1,910	1.4%
Finance	2025	87	1,713	1.3%
Energy	2018, 2021	87	1,513	1.1%
Energy	2016, 2022	83	1,397	1.0%
Energy	2017	76	1,289	0.9%
Energy	2020	71	1,270	0.9%
Insurance	2016, 2017	84	1,265	0.9%
Energy	2024	99	1,188	0.9%

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Lease Expirations

The table below sets forth lease expirations for all of our properties, assuming none of our customers exercise renewal options as of June 30, 2016:

Year of Expiration	Number of Leases	Occupied Square Footage of Leases (in thousands)	Percentage of Total Square Feet	Annualized Rental Revenue (in thousands)(1)	Percentage of Annualized Rental Revenue Expiring	Weighted Average Expiring Rental Rate per Square Foot
2016	62	235	2.7%	$3,871	2.8%	$16.47
2017	73	603	6.9%	10,205	7.4%	16.92
2018	56	495	5.7%	9,219	6.7%	18.62
2019	51	1,076	12.4%	19,739	14.2%	18.34
2020	57	560	6.4%	11,259	8.1%	20.11
2021	39	441	5.1%	8,667	6.3%	19.65
2022	26	388	4.5%	7,066	5.1%	18.21
2023	18	1,188	13.6%	20,879	15.1%	17.57
2024	10	220	2.5%	3,874	2.8%	17.61
2025	7	369	4.2%	7,903	5.7%	21.42
Thereafter	20	1,959	22.5%	35,848	25.8%	18.30

Total	419	7,534	86.5%	$138,530	100.0%	$18.39

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Significant Properties

We have four properties, CityWestPlace, Greenway Plaza, Post Oak Central and San Felipe Plaza, whose book value exceeded 10% of total assets at December 31, 2015 or whose rental revenue exceeded 10% of consolidated gross revenues for the year ended December 31, 2015.

CityWestPlace

CityWestPlace is located in Houston, Texas and comprises four office buildings in a 35.3 acre complex that range from six stories to 21 stories with an aggregate of 1.5 million rentable square feet. Parkway Houston acquired CityWestPlace in December 2013. The buildings were constructed between 1993 and 2001. CityWestPlace’s major customers include companies in the technology and energy industries. At June 30, 2016, the property was 77.5% occupied with an average effective annual rental rate per square foot of $24.58. The average occupancy and rental rate per square foot since Parkway Houston acquired ownership of CityWestPlace is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	97.4%	$16.30
2014	96.4%	16.54
2015	85.3%	19.43
For the six months ended June 30, 2016	77.9%	21.89

Lease expirations for CityWestPlace at June 30, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue(1)	Percentage of Total Annualized Rent	Number of Leases
2016	74,823	5.1%	$2,635	9.4%	5
2017	75,816	5.1%	1,289	4.6%	2
2018	—	—%	—	—%	—
2019	—	—%	—	—%	1
2020	35,550	2.4%	1,191	4.2%	5
2021	16,286	1.1%	384	1.4%	3
2022	—	—%	—	—%	—
2023	176,349	12.0%	4,378	15.6%	1
2024	—	—%	—	—%	—
2025	39,114	2.7%	1,214	4.3%	1
Thereafter	723,657	49.1%	16,975	60.5%	3

	1,141,595	77.5%	$28,066	100.0%	21

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

CityWestPlace has three customers that occupy 10% or more of the rentable square footage. Information regarding these customers is as follows:

Nature of Business	Square Feet Expiring (in thousands)	Lease Expiration Date	Effective Rental Rate Per Square Foot	Lease Options
Oil & Gas	582	2016, 2032	24.06	(1)
Technology	216	2026	17.15	(2)
Oil & Gas	176	2023	24.82	(3)

(1)	This customer has three one-time options to cancel one floor, each effective August 31, 2022, August 31, 2024, and August 21, 2027 upon 12 months prior notice.
(2)	This customer has an option to cancel 10,448 square feet, effective July 2, 2021 upon 12 months prior notice.
(3)	This customer has an option to cancel up to 23,000 square feet, effective October 1, 2017 upon 12 months prior notice.

For tax purposes, depreciation is calculated over 20 to 40 years for buildings and garages, seven to 40 years for building and tenant improvements and five to seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of CityWestPlace is estimated as follows at June 30, 2016 (in thousands):

CityWestPlace
Land	$31,555
Building and garage	202,100
Building and tenant improvements	52,909

Real estate tax expense for the property for the six months ended June 30, 2016 was $5.7 million.

Greenway Plaza

Greenway Plaza is located in Houston, Texas and comprises 10 office buildings in a 52.4 acre complex that range from five stories to 31 stories with an aggregate of 4.3 million rentable square feet. Cousins Houston acquired Greenway Plaza in September 2013. The buildings were constructed between 1969 and 1981. Greenway Plaza’s major customers include companies primarily in the energy and finance industries. At June 30, 2016, the property was 89.1% occupied with an average effective annual rental rate per square foot of $16.32. The average occupancy and rental rate per square foot since Cousins Houston acquired ownership of Greenway Plaza is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	95.2%	$13.18
2014	93.1%	14.42
2015	89.8%	15.40
For the six months ended June 30, 2016	88.6%	16.31

Lease expirations for Greenway Plaza at June 30, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue(1)	Percentage of Total Annualized Rent	Number of Leases
2016	100,263	2.4%	$1,063	1.7%	33
2017	299,290	6.9%	4,855	7.7%	38
2018	210,010	4.8%	3,797	6.0%	31
2019	245,056	5.6%	4,327	6.8%	29
2020	265,713	6.1%	5,130	8.1%	32
2021	206,277	4.7%	3,733	5.9%	19
2022	288,799	6.6%	5,010	7.9%	15
2023	917,361	21.1%	14,366	22.7%	12
2024	147,713	3.4%	2,097	3.3%	4
2025	137,074	3.2%	2,811	4.5%	3
Thereafter	1,054,026	24.3%	16,059	25.4%	9

	3,871,582	89.1%	$63,248	100.0%	225

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Greenway Plaza has two customers that occupy 10% or more of the rentable square footage. Information regarding these customers is as follows:

Nature of Business	Square Feet Expiring (in thousands)	Lease Expiration Date	Effective Rental Rate Per Square Foot	Lease Options
Finance	391	2023	16.69	(1)
Energy	961	2026	14.57	(2)

(1)	This customer has the option to cancel up to two full floors after December 31, 2018, upon 12 months prior notice.
(2)	This customer has the once per year option through December 31, 2014 to cancel up to three full floors in the aggregate, upon 12 months prior notice.

For tax purposes, depreciation is calculated over 27 to 39 years for buildings and garages, 15 to 39 years for building and tenant improvements and seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of Greenway Plaza is estimated as follows at June 30, 2016 (in thousands):

Greenway Plaza
Land	$179,649
Building and garage	485,229
Building and tenant improvements	146,352

Real estate tax expense for the property for the six months ended June 30, 2016 was $11.4 million.

Post Oak Central

Post Oak Central is located in Houston, Texas and comprises three office buildings in a 17.19 acre complex that are 24 stories each with an aggregate of 1.3 million rentable square feet. Cousins Houston acquired Post Oak Central in February 2013. The buildings were constructed between 1974 and 1980. Post Oak Central’s major customers include companies in energy and financial services industries. At June 30, 2016, the property was 93.3% occupied with an average effective annual rental rate per square foot of $18.60. The average occupancy and rental rate per square foot since Cousins Houston acquired ownership of Post Oak Central is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	92.0%	$14.55
2014	94.9%	16.04
2015	95.4%	18.31
For the six months ended June 30, 2016	94.2%	18.58

Lease expirations for Post Oak Central at June 30, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue(1)	Percentage of Total Annualized Rent	Number of Leases
2016	33,540	2.6%	$652	2.9%	10
2017	49,528	3.9%	961	4.3%	15
2018	782	0.1%	21	0.1%	1
2019	743,549	58.1%	13,485	60.7%	12
2020	171,231	13.4%	2,903	13.1%	9
2021	89,580	7.0%	1,731	7.8%	9
2022	37,622	2.9%	841	3.8%	5
2023	28,096	2.2%	620	2.8%	3
2024	27,076	2.1%	706	3.2%	2
2025	—	—%	—	—%	—
Thereafter	13,966	1.0%	305	1.3%	2

	1,194,970	93.3%	$22,225	100%	68

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

Post Oak Central has three customers that occupy 10% or more of the rentable square footage. Information regarding these customers is as follows:

Nature of Business	Square Feet Expiring (in thousands)	Lease Expiration Date	Effective Rental Rate Per Square Foot	Lease Options
Energy	524	2019	17.79	(1)
Energy	135	2020	16.02	(1)
Finance	189	2016, 2019	17.72	(2)

(1)	This customer has no known contraction nor termination options.
(2)	This customer has an option to cancel up to two floors, effective September 30, 2016 upon 90 days prior notice, and the option to cancel 9,526 square feet of storage space, effective between October 1, 2016 and September 30, 2018 upon 90 days prior notice.

For tax purposes, depreciation is calculated over 39 years for buildings and garages, 15 to 39 years for building and tenant improvements and seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of Post Oak Central is estimated as follows at June 30, 2016 (in thousands):

Post Oak Central
Land	$84,051
Building and garage	95,687
Building and tenant improvements	37,331

Real estate tax expense for the property for the six months ended June 30, 2016 was $3.3 million.

San Felipe Plaza

San Felipe Plaza is located in Houston, Texas and is a 46 story office building with an aggregate of 980,000 rentable square feet. Parkway Houston acquired San Felipe Plaza in December 2013. The building was constructed in 1984. San Felipe Plaza’s major customers include companies in the energy and financial services industries. At June 30, 2016, the property was 84.4% occupied with an average effective annual rental rate per square foot of $22.72. The average occupancy and rental rate per square foot since Parkway Houston acquired ownership of San Felipe Plaza is as follows:

Year	Average Occupancy	Average Rental Rate per Square Foot
2013	87.4%	$16.55
2014	86.6%	18.69
2015	84.1%	20.60
June 30, 2016	84.4%	22.72

Lease expirations for San Felipe Plaza at June 30, 2016 are as follows (in thousands, except square feet of leases expiring and number of leases):

Year	Square Feet of Leases Expiring	Percentage of Total Square Feet	Annualized Rental Revenue(1)	Percentage of Total Annualized Rent	Number of Leases
2016	16,796	1.7%	$352	1.9%	11
2017	116,433	11.9%	3,025	16.1%	8
2018	81,023	8.3%	1,752	9.3%	13
2019	44,678	4.6%	1,117	5.9%	2
2020	66,264	6.8%	1,568	8.3%	8
2021	118,507	12.1%	2,567	13.7%	6
2022	17,158	1.7%	456	2.4%	3
2023	66,573	6.8%	1,516	8.1%	2
2024	45,007	4.6%	1,072	5.7%	4
2025	177,110	18.1%	3,512	18.7%	2
Thereafter	77,925	7.8%	1,861	9.9%	3

	827,474	84.4%	$18,798	100%	62

(1)	Annualized rental revenue represents the rental rate per square foot, multiplied by the number of square feet leased by the customer, multiplied by 12. Annualized rental revenue is defined as rental revenue less operating expense reimbursements.

San Felipe Plaza has one customer that occupies 10% or more of the rentable square footage. Information regarding this customer is as follows:

Nature of Business	Square Feet Expiring (in thousands)	Lease Expiration Date	Effective Rental Rate Per Square Foot	Lease Options
Energy	167	2017, 2025	19.48	(1)

(1)	This customer has no known termination options.

For tax purposes, depreciation is calculated over 40 years for buildings and garages, seven to 40 years for building and tenant improvements and five to seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of San Felipe Plaza is estimated as follows at June 30, 2016 (in thousands):

San Felipe Plaza
Land	$10,696
Building and garage	97,902
Building and tenant improvements	53,419

Real estate tax expense for the property for the six months ended June 30, 2016 was $3.3 million.

Third-Party Services Business

We own and operate the Third-Party Services Business, which in total managed or leased approximately 2.7 million square feet for third-party owners as of June 30, 2016, which was wholly owned by subsidiaries of Legacy Parkway, including Eola Office Partners, LLC (“Eola”), prior to the completion of the Separation. As part of the Third-Party Services Business, we offer fee-based real estate services for third-party owners.

As of June 30, 2016, we managed or leased approximately 2.7 million square feet primarily for third-party owners, approximately 644,000 square feet of which is owned by entities in which Messrs. Heistand and Francis have direct or indirect ownership interests ranging from approximately 3.2% to 12.5% and 0.2% to 1.3%, respectively, with a weighted average ownership percentage of approximately 5.7% and 0.5%, respectively. For the six months ended June 30, 2016, Legacy Parkway received an aggregate of approximately $156,000 for management fees and $388,000 in reimbursements related to the management and leasing of the assets that comprise the Third-Party Services Business, of which approximately $31,000 and $2,500 were attributable to each of Messrs.

Heistand’s and Francis’ interests, respectively. From time to time, we or the third-party owners of the properties that comprise the Third-Party Services Business may decide not to renew or to terminate existing management contracts. Our Third-Party Services Business, which involves the brokerage of real estate leasing transactions and property management, requires us to maintain licenses in various jurisdictions in which we operate and to comply with particular regulations in such jurisdictions. If we fail to maintain our licenses or conduct regulated activities without a license or in contravention of applicable regulations, we may be required to pay fines or return commissions, which may have a material adverse effect on our business, financial condition and results of operations.

Financing

Upon completion of the Separation, our properties were subject to the existing secured, property-level indebtedness, equal to $454.1 million as of June 30, 2016. Additionally, on October 6, 2016, the Operating Partnership entered into the $350 million Term Loan and the $100 million Revolving Credit Facility. Of the $350 million borrowed under the Term Loan, approximately $200 million was distributed to the partners of the Operating Partnership who in turn, directly or indirectly, contributed the funds to Cousins Properties LP, which used the funds to repay certain indebtedness of Cousins and its subsidiaries, including Legacy Parkway’s credit facilities. The Operating Partnership retained the remaining $150 million as working capital, which will be used for the general corporate purposes of the Operating Partnership. For more information, see “Description of Material Indebtedness.” In total, Parkway has approximately $804.1 million in outstanding indebtedness as of June 30, 2016.

We analyze several metrics to assess overall leverage levels, including debt to total asset value, net debt to Adjusted EBITDA, interest coverage ratios and fixed charge coverage ratios. We intend to use leverage conservatively and expect that we may, from time to time, re-evaluate our strategy with respect to leverage in light of current economic conditions, relative costs of debt and equity capital, market values of our properties, redevelopment and acquisition opportunities and other factors, including meeting the taxable income distribution requirement for REITs under the Code in the event we have taxable income without receipt of cash sufficient to enable us to meet such distribution requirements. Our governing documents do not limit the amount of debt that we may incur. For more information, see “Investment Policies and Policies with Respect to Certain Activities—Financing Policies.”

Competition

We compete with a number of developers, owners and operators of office and commercial real estate, many of which own properties similar to ours in the same Houston submarkets in which our properties are located, and some of which have greater financial resources than we do. In operating and managing our portfolio, we compete for customers based on a number of factors, including location, leasing terms (including rent and other charges and allowances for customer improvements), security, flexibility and expertise to design space to meet prospective customers’ needs, quality and breadth of customer services provided and the manner in which the property is operated, maintained and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-let space in light of the large number of competing properties within the submarkets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for customer improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space. In that case, the per share trading price of our common stock, our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations and to pay dividends to stockholders may be adversely affected.

We will also face competition when pursuing acquisition and disposition opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us or may otherwise be in a better position to acquire a property. Competition may also have the effect of reducing the number of suitable acquisition opportunities available to us, increasing the price required to consummate an acquisition opportunity and generally reducing the demand for commercial office space in our submarkets. Likewise, competition with sellers of similar properties to locate suitable purchasers may result in our receiving lower proceeds from a sale or in our not being able to dispose of a property at a time of our choosing due to the lack of an acceptable return.

Employees

As of November 3, 2016, we have approximately 154 employees. None of our employees are subject to a collective bargaining agreement.

Independent Registered Public Accounting Firm

Ernst & Young LLP has been appointed as the independent registered public accounting firm of Parkway.

Insurance

We or customers at our properties, carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of our properties. We also carry wind and flood coverage on properties in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate based on industry practice. Similarly, our properties are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. We believe that the insurance coverage on our properties contains policy specifications and insured limits that are customary for similar properties, business activities and markets, and we believe our properties are adequately insured. However, we may be subject to certain types of losses that are generally uninsured losses, including, but not limited to, losses caused by riots, chemical, biological, nuclear and radiation acts of terrorism, war or acts of God. In the opinion of our management, our properties are adequately insured given the relative risk of loss, the cost of the coverage, and industry practice.

Legal Proceedings

We may be involved from time to time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. Most occurrences involving liability, claims of negligence and employees will be covered by insurance with solvent insurance carriers. For those losses not covered by insurance, we will record a liability when a loss is considered probable and the amount can be reasonably estimated.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our portfolio have the necessary permits and approvals to operate its business. For more information, see “Risk Factors—Risks Related to Our Properties and Business” beginning on page 4.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA, to the extent that our properties are “public accommodations” as defined by the ADA. The ADA may require, among other things, (1) the removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable, and (2) the reasonable modification of policies, practices and procedures that deny equal access to persons with disabilities. The ADA also requires that the design and construction of new facilities and some alterations comply with certain accessibility guidelines. See “Risk Factors—Risks Related to Our Properties and Business—Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.”

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, current and former owners and operators of real estate are liable for the costs of removal or remediation of certain hazardous or toxic substances on such real estate. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of remediation or removal of such substances may be substantial and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect an owner’s ability to sell such real estate or to borrow using such real estate as collateral. In connection with our ownership and operation of our properties, we may be potentially liable for such costs. The operations of current and former customers at our properties have involved, or may have involved, the use of hazardous materials or generated hazardous wastes. The release of such hazardous materials and wastes could result in the incurrence of liabilities to remediate any resulting contamination, if the responsible party is unable or unwilling to do so. In addition, our properties are located in urban areas, and are therefore exposed to the risk of contamination originating from third-party sources. While a property owner may not be held responsible for remediating contamination that has migrated onsite from an offsite source, the contaminant’s presence can have material adverse effects on our business, operations and the redevelopment of our properties. For more information, see “Risk Factors—Risks Related to Our Properties and Business” beginning on page 4.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and, as such, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and a more volatile stock price for shares of our common stock.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we do not intend to take advantage of such extended transition period and may choose to “opt out” of this extended transition period, and, as a result, we will be required to comply with new or revised. Should we choose to “opt out” of this extended transition period, our decision would be irrevocable.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Corporate Information

Our principal executive offices are located at 5847 San Felipe Street, Suite 2200, Houston, Texas 77057. Our telephone number is (346) 200-3100. Our website is located at www.pky.com. The information found on or accessible through our website is not incorporated into, and does not form a part of, this prospectus or any other report or document that we have filed or will file with, or have furnished or will furnish to, the SEC. We have included our website address as an inactive textual reference and do not intend it to be an active link to our website.

MANAGEMENT

Executive Officers

The following table sets forth the names, ages and positions of our executive officers. Our management operates under the oversight of our board of directors. None of the senior leadership team of Parkway hold positions with Cousins.

Name	Age	Title
James R. Heistand	64	President, Chief Executive Officer and Director
M. Jayson Lipsey	37	Executive Vice President and Chief Operating Officer
Scott E. Francis	40	Executive Vice President, Chief Financial Officer, and Chief Accounting Officer
Jason A. Bates	34	Executive Vice President and Chief Investment Officer

James R. Heistand. Mr. Heistand is the President and Chief Executive Officer of Parkway and also serves as a director of Parkway. Mr. Heistand previously served as the president and chief executive officer of Legacy Parkway from December 2011 until its merger with Cousins. He also served as a director of Legacy Parkway from June 2011 until its merger with Cousins, and served as executive chairman of the Legacy Parkway board of directors from June 2011 through November 2011. Prior to joining Legacy Parkway, Mr. Heistand founded and served as chairman of Eola Capital, a privately owned property management company, since its inception in 2000. Mr. Heistand served as Chairman of the DASCO Companies LLC, a medical real estate company focusing on medical office buildings and outpatient medical facilities, from 1999 until its sale to CNL Retirement Properties, Inc. in 2004 and as founder and Chairman of Associated Capital Properties, a real estate investment and management company, from 1989 until its sale to Highwoods Properties, Inc. (“Highwoods”) (NYSE: HIW) in 1998. He served on the board of directors of Highwoods, a publicly traded office REIT, from 1998 to 2000 and served as Highwoods’ senior vice president from 1997 to 1998. Mr. Heistand currently serves on the board of directors of United Legacy Bank in Orlando, Florida, and is a member of the chairman’s circle of the real estate advisory board for the Warrington College of Business Administration at the University of Florida. Mr. Heistand graduated from the University of Florida with a B.S. in Real Estate Finance. Mr. Heistand has more than 25 years of experience in real estate strategic planning, investment, development and asset management. As a real estate entrepreneur, he has a track record of success built on identifying opportunities, assessing risk, structuring transactions with investment partners, and optimizing returns. His significant experience in all areas of real estate operation, financing and investment, as well as his prior experience with the assets previously owned by Legacy Parkway and extensive relationships with real estate industry entrepreneurs, investors, owners and financiers is beneficial in implementing Parkway’s strategy.

M. Jayson Lipsey. Mr. Lipsey is the Executive Vice President and Chief Operating Officer of Parkway. Mr. Lipsey previously served as Legacy Parkway’s executive vice president and chief operating officer from October 2011 until its merger with Cousins. He served as senior vice president and fund manager from May 2010 through October 2011 and as vice president and fund manager of Legacy Parkway from May 2008 through May 2010. Mr. Lipsey received a B.S. from Washington and Lee University and an M.B.A. from the Darden Graduate School of Business at the University of Virginia. Prior to attending graduate school, Mr. Lipsey served as regional property manager for Legacy Parkway from 2004 to 2005 and as asset manager from 2005 to 2006.

Scott E. Francis. Mr. Francis is the Executive Vice President, Chief Financial Officer and Chief Accounting Officer of Parkway. Mr. Francis previously served as executive vice president of Legacy Parkway from December 2014 until its merger with Cousins and chief accounting officer of Legacy Parkway from September 2013 until its merger with Cousins. He served as senior vice president from September 2013 to December 2014 and as vice president of strategy and administration from July 2012 to September 2013. He served as managing director of Banyan Street Capital, a private real estate investment firm, from May 2011 to July 2012, and as chief financial officer and chief accounting officer for Eola Capital from September 2005 to May 2011. From June 2004 to September 2005, Mr. Francis was the director of finance for Insurance Office of America, a private insurance agency, and from May 1998 to May 2004, he worked in public accounting as a tax manager for middle-market companies focusing primarily in construction and real estate. Mr. Francis received a B.S. from the University of Florida and is a licensed Certified Public Accountant.

Jason A. Bates. Mr. Bates is the Executive Vice President and Chief Investment Officer of Parkway. Mr. Bates previously served as Legacy Parkway’s executive vice president and chief investment officer from September 2014 until its merger with Cousins. He served as Legacy Parkway’s senior vice president, head of transactions from November 2013 to September 2014 and as vice president of investments from December 2011 to November 2013. He served as vice president of finance and investments for Cogdell Spencer, a publicly traded REIT focused on the healthcare space, from January 2007 to December 2011 and, prior to that, in the real estate investment banking group at Bank of America Securities from February 2005 to December 2006. Mr. Bates received a B.A. from Virginia Tech.

Board of Directors

Under the MGCL, the business and affairs of Parkway is managed under the direction of our board of directors. Our Charter and Bylaws provide that the number of directors may be fixed by the board of directors from time to time. Our board of directors consists of seven members, a substantial majority of whom satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the NYSE. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualified or until the director’s earlier death, resignation or removal.

Our board of directors has seven members, including: (i) three directors, Mr. R. Dary Stone, Mr. James H. Hance Jr. and Mr. Craig B. Jones, designated by the Cousins board of directors pursuant to the terms of the Merger Agreement; (ii) two directors who were members of the Legacy Parkway board of directors as of April 28, 2016 (and not representatives of the TPG Parties), one of whom is Mr. James A. Thomas, Legacy Parkway’s previous chairman of the board of directors, serving as Chairman of our Board of Directors, and the other of whom is Mr. James R. Heistand; and (iii) two directors, Mr. Avi Banyasz and Mr. Frank J. “Tripp” Johnson, designated by TPG Pantera pursuant to the TPG Stockholders Agreement. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.”

On June 29, 2016, with respect to the designation of Mr. Craig B. Jones, Cousins and Legacy Parkway agreed to waive a requirement in the Merger Agreement that each of the directors appointed by Cousins to the Parkway board of directors must have been a member of the Cousins board of directors as of April 28, 2016.

Pursuant to the TPG Stockholders Agreement, TPG Pantera has the right, based on its level of ownership in the Company (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) of the outstanding shares of Parkway common stock, to nominate a certain number of directors to our board of directors (along with certain other committee designations, as set forth below). TPG is entitled to nominate to our board of directors (i) three directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of our common stock is at least 30%, (ii) two directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of our common stock is at least 5% but less than 30% and (iii) one director if TPG Pantera’s beneficial ownership of the issued and outstanding shares of our common stock is at least 2.5% but less than 5%. Pursuant to the TPG Stockholders Agreement, we will be required to nominate for election to the board of directors the individuals selected by TPG Pantera; provided that we have no obligation to nominate, elect or appoint any person designated by TPG Pantera if such nomination, election or appointment would violate applicable law or result in a breach by our board of directors of its fiduciary duties to its stockholders. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties.”

The following table sets forth information with respect to persons who serve on our board of directors.

Name	Age	Title
James A. Thomas	79	Chairman of the Board of Directors
Avi Banyasz	43	Director
James H. Hance, Jr.	71	Director
James R. Heistand	64	President, Chief Executive Officer and Director
Frank J. “Tripp” Johnson, III	34	Director
Craig B. Jones	65	Director
R. Dary Stone	63	Director

Set forth below is biographical information about our directors, as well as a description of the specific skills and qualifications such directors are expected to provide to our board of directors. For James R. Heistand’s biography, please see “—Executive Officers.”

James A. Thomas. Mr. Thomas is our Chairman of the Board of Directors and previously served as chairman of Legacy Parkway’s board of directors from December 2013 until its merger with Cousins. Mr. Thomas previously served as chairman of the board of directors, president and chief executive officer of TPGI, a real estate company that owned, acquired, developed and managed primarily office properties, from its formation in March 2004 to December 19, 2013, when TPGI merged with Legacy Parkway. Mr. Thomas founded TPGI’s predecessor group of entities and served as the chairman of its board of directors and chief executive officer from 1996 until the commencement of TPGI’s operations in October 2004. From 1983 to 1996, Mr. Thomas served as a co-managing partner of Maguire Thomas Partners, a national full-service real estate operating company which included TPGI’s predecessor group of entities. Mr. Thomas also served as chief executive officer and principal owner of the Sacramento Kings National Basketball Association team and the ARCO Arena from 1992 to 1999. Mr. Thomas serves on the boards of a number of philanthropic and educational organizations. Mr. Thomas received his B.A. in Economics and Political Science with honors from Baldwin Wallace College and his J.D. magna cum laude from Cleveland Marshall Law School. Mr. Thomas has over 50 years of experience in the real estate industry and has extensive knowledge of the industry, as well as extensive business relationships with investors, financial institutions and peer companies.

In connection with the Merger Agreement, Legacy Parkway and Parkway LP entered into the Thomas Letter Agreement with Mr. Thomas, and certain unitholders of Parkway LP who are affiliated with Mr. Thomas. Pursuant to the Thomas Letter Agreement, among other things, Legacy Parkway agreed, subject to certain continuing equity ownership requirements, to cause the nomination of Mr. Thomas for election to the board of directors at the 2017 annual meeting of stockholders of Parkway (and, if elected, to cause him to be reappointed as chairman for three one-year terms expiring at the 2020 annual meeting of stockholders).

Avi Banyasz. Mr. Banyasz previously served as a director of Legacy Parkway’s board of directors from June 2012 until its merger with Cousins. Mr. Banyasz is a TPG partner (“TPG” means TPG Global, LLC, together with its affiliates), based in New York and co-leads TPG’s Real Estate Group. Prior to joining TPG in 2011, Mr. Banyasz served as a Managing Principal and member of the investment committee of Westbrook Partners, a real estate private equity firm where he worked for 13 years. Previously, Mr. Banyasz worked at Bear Stearns & Co. In addition to serving on the board of directors, Mr. Banyasz also serves on the boards of several non-public companies, including M West Properties, Inc., Enlivant LLC (“Enlivant”) of which he is chairman, Evergreen Industrial Properties, Inc. and LifeStorage LP, of which he is the Chairman. Mr. Banyasz received a B.Comm., with High Distinction, from the University of Toronto. Mr. Banyasz is a director nominated by TPG Pantera, and Parkway is required, pursuant to the TPG Stockholders Agreement entered into in connection with the Merger, to nominate him for election to the board of directors. Mr. Banyasz’s extensive experience in real estate investment allows Mr. Banyasz to provide valuable insight to our company and the board of directors, including with respect to our investing activities.

James H. Hance, Jr. Mr. Hance served as vice chairman of Bank of America Corporation, a financial services holding company from 1994 through January 2005. Mr. Hance also served as chief financial officer of Bank of America from 1988 to April 2004, and as a director for Bank of America from 1999 through January 2005. Mr. Hance served as a director of Cousins from 2005 to 2016 and is currently a director of The Carlyle Group (NASDAQ: CG), Ford Motor Company (NYSE: F) and Acuity Brands (NYSE: AYI). Mr. Hance is a former director of Rayonier, Inc. (NYSE: RYN), EnPro Industries (NYSE: NPO) and Morgan Stanley (NTSE: MS). Mr. Hance’s extensive management, operational and financial expertise, as well as his leadership positions as a chief financial officer and vice chairman of a global financial services company, provides him with broad experience regarding issues facing public companies.

Frank J. “Tripp” Johnson, III. Mr. Johnson is a Managing Director in TPG’s Real Estate Group, the real estate platform of TPG. Prior to joining TPG in 2011, Mr. Johnson was a vice president with Fortress Investment Group in the real estate group of the Fortress Credit Funds. Prior to Fortress, Mr. Johnson worked in the acquisitions group with SL Green Realty Corp (NYSE: SLG). He holds a B.S. in Finance and Marketing, with Distinction, from the McIntire School of Commerce at the University of Virginia. Mr. Johnson serves on the board of directors of Enlivant, Evergreen Industrial Properties and the Bay Area Division of the March of Dimes. Mr. Johnson is a

director nominated by TPG Pantera, and Parkway is required, pursuant to the TPG Stockholders Agreement, to nominate him for election to the board of directors. Mr. Johnson’s extensive experience in real estate investment and service as a director on other boards allows him to provide valuable insight to our company and our board of directors.

Craig B. Jones. Mr. Jones practiced law for 10 years with King & Spalding, from 1977 to 1987 where he was a partner in the Real Estate Department in the firm’s Atlanta office. In 1987, he left King & Spalding to join New Market Development Company, an Atlanta-based shopping center developer, where he served as executive vice president in charge of development and financing. In 1992, New Market Development was sold to Cousins. Mr. Jones joined Cousins at that time, and he went on to serve in a number of different positions, including president of the Office Division, chief investment officer and chief administrative officer. Mr. Jones retired from Cousins in 2012. Mr. Jones serves as chairman of the board of directors of the Atlanta Downtown Improvement District, a community improvement district which levies taxes on commercial properties in Downtown Atlanta in order to fund public safety, transportation infrastructure, cleaning and other economic development initiatives. Mr. Jones also served several years as the vice chairman of Central Atlanta Progress, a sister organization of the Atlanta Downtown Improvement District. In addition, Mr. Jones serves as chairman of the board of directors of KIPP Metro Atlanta Collaborative, a nonprofit which operates eight high-performing public charter schools in Atlanta, as well as on the board of directors of Fox Theatre, Inc., which operates and preserves Atlanta’s historic Fox Theatre. Mr. Jones received a BA degree from Washington and Lee University, and he also received a JD degree from the University of Virginia School of Law. Mr. Jones’s broad experience in the real estate industry, as an attorney and as a chief investment officer and chief administrative officer, allows him to provide valuable insight to our company and our board of directors.

R. Dary Stone. Mr. Stone serves as president and chief executive officer of R. D. Stone Interests, a private real estate investment company. From February 2003 to March 2011, Mr. Stone served as vice chairman of Cousins; from January 2002 to February 2003, he served as president of Cousins’ Texas operations; and from February 2001 to January 2002, he served as president and chief operating officer of Cousins. He was previously a director of Cousins from 2001 to 2003, and from 2011 to 2016, and is currently a director of Tolleson Wealth Management, Inc., a privately held wealth management firm and Tolleson Private Bank. Mr. Stone also serves as Regent of Baylor University and was Baylor University’s Regent Chairman from June 2009 to June 2011. Mr. Stone is a former director of Lone Star Bank, and a former chairman of the Texas Finance Commission. Mr. Stone’s knowledge of the real estate industry, particularly in Texas, and his tenure with Cousins provides valuable knowledge regarding our properties and our market.

Director Independence

A majority of our board of directors will at all times comprise directors who are “independent” as defined by the rules of the NYSE and the corporate governance guidelines that were adopted by our board of directors, effective immediately prior to the effective time of the Spin-Off (the “Corporate Governance Guidelines”). The board of directors will annually review all relationships between Parkway and each of the directors and will make a final determination regarding the independence of the directors. The Corporate Governance Guidelines only permit the chairman of the board of directors to serve as chief executive officer on an interim basis following the resignation of the chairman or the chief executive officer.

Committees of the Board of Directors

Our board of directors has four standing committees: the Audit Committee (defined below), the Compensation Committee, the Corporate Governance and Nominating Committee (defined below) and the Investment Committee.

Audit Committee

Mr. Hance, Mr. Jones and Mr. Stone are the members of the audit committee of our board of directors (the “Audit Committee”), with Mr. Hance serving as chair. Each of the members of the Audit Committee is independent as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Audit Committee’s purposes are to provide oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent accountants’ qualifications and independence and (iv) the performance of our internal audit function and independent accountants. To that end, the Audit Committee will review (i) our financial reports and other financial information; (ii) our systems of internal control over financial reporting and disclosure controls and procedures; (iii) approval of related party transactions; and (iv) our auditing, accounting and financial reporting processes generally. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal controls over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The Audit Committee shall consist of no fewer than three members, each of whom shall be financially literate, as interpreted by the board of directors in its business judgment. At least one member of the Audit Committee must qualify as an “audit committee financial expert” as defined by the SEC. In addition, this committee will meet as often as it determines, but not less frequently than quarterly. Mr. Hance has been designated as the “audit committee financial expert.”

Compensation Committee

Mr. Thomas, Mr. Banyasz and Mr. Jones are the members of the Compensation Committee, with Mr. Thomas serving as chair. Each of the members of the Compensation Committee is independent as defined by the rules of the NYSE, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Compensation Committee is responsible for ensuring that Parkway’s compensation program for key executives is effective in attracting and retaining key executives, that it links pay to performance, and that it is administered fairly and in the stockholders’ interests. The Compensation Committee reviews and recommends to the board of directors appropriate executive compensation policy, compensation of our officers and directors and executive and employee benefit plans and programs, and is responsible for overseeing such policies, compensation, plans and programs approved by the board of directors (or the Compensation Committee) and, where appropriate, by the stockholders.

The Compensation Committee may, in its discretion, delegate authority to act upon specific matters, within determined parameters, to a subcommittee of the Compensation Committee. In addition, the Compensation Committee will meet at least once annually, or more frequently as circumstances may dictate. The Compensation Committee shall consist of no fewer than three members and no more than four members. Pursuant to the TPG Stockholders Agreement, TPG Pantera has the right to appoint up to one director to the Compensation Committee for so long as TPG Pantera’s level of ownership (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) of the outstanding shares of Parkway common stock is at least 2.5%.

Corporate Governance and Nominating Committee

Mr. Thomas, Mr. Hance and Mr. Johnson are the members of the corporate governance and nominating committee of our board of directors (the “Corporate Governance and Nominating Committee”), with Mr. Thomas serving as chair. Each of the members of the Corporate Governance and Nominating Committee is independent as defined by the rules of the NYSE, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Corporate Governance and Nominating Committee’s responsibilities include creating and maintaining the overall corporate governance policies for Parkway (including the Corporate Governance Guidelines), reviewing the structure of the board of directors, including all standing committees of the board of directors, and identifying, screening, recruiting and presenting director candidates to the board of directors. It also oversees annual self-evaluations of the board of directors and its committees. The Corporate Governance and Nominating Committee will select and evaluate candidates for the board of directors in accordance with the criteria set out in Parkway’s Corporate Governance Guidelines, which are set forth below. The Corporate Governance and Nominating Committee will then be responsible for recommending to the board of directors a slate of director candidates for the approval by the board of directors.

The Corporate Governance and Nominating Committee shall consist of at least two members. In addition, this committee will meet at least once annually, or more frequently as circumstances may dictate.

Investment Committee

Mr. Stone, Mr. Jones, Mr. Banyasz and Mr. Johnson are the members of the Investment Committee, with Mr. Stone serving as chair. Each of the members of the Investment Committee is independent, as defined by the rules of the NYSE, the rules and regulations of the SEC and the Corporate Governance Guidelines. The Investment Committee’s responsibilities include, other than in connection with a change of control of Parkway, approval of (i) any incurrence of indebtedness with a principal amount greater than $20 million; and (ii) certain other operational and investment-related matters set forth in the TPG Stockholders Agreement (which include property acquisitions and dispositions, material leases, certain mortgage financing and material service contracts, but which exclude any and all activities related to the issuance, redemption or buy-back of equity securities or equity-linked securities).

Pursuant to the TPG Stockholders Agreement, the Investment Committee consist of no more than four directors, and TPG Pantera will have the right to appoint (i) up to two directors to the Investment Committee for so long as TPG Pantera’s level of ownership (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) of the outstanding shares of Parkway common stock is at least 5%, and (ii) one director to the Investment Committee for so long as TPG Pantera’s level of ownership (together with its affiliates, other portfolio companies of TPG Pantera or its affiliates) of the outstanding shares of Parkway common stock is at least 2.5% but less than 5%. In addition, this committee will meet at least quarterly, or more frequently as circumstances may dictate.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee have at any time been one of our executive officers or employees. None of our executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Stockholder Recommendations for Director Nominees

Our Bylaws contains provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. All director nominees, regardless of who recommended such nominee, will be evaluated by the same criteria.

Corporate Governance

Corporate Governance Profile

We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually by majority vote in uncontested elections;

•	of the seven persons who serve on our board of directors, six of our directors have been determined by our board of directors to be “independent” as defined by the rules of the NYSE;

•	we have determined that one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the Maryland business combination and control share acquisition statutes; and

•	we have opted out of the Maryland Unsolicited Takeover Act, which we will not opt back into without advance shareholder approval.

Corporate Governance Guidelines

The board of directors has adopted the Corporate Governance Guidelines to assist the board of directors in guiding our governance. The Corporate Governance Guidelines will be re-evaluated periodically and at least annually by the Corporate Governance and Nominating Committee in light of changing circumstances in order to ensure that the Corporate Governance Guidelines continue to serve our and our stockholders’ best interests.

Communicating with the Board of Directors

Stockholders and other parties interested in communicating directly with the chairman of our board of directors or with the non-management directors as a group may do so by writing to the chairman of our board of directors at Parkway, Inc., Attn: Chairman of the Board, Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801. Correspondence so addressed will be forwarded directly to the chairman of our board of directors.

Director Qualification Standards

The Corporate Governance Guidelines provide that the Corporate Governance and Nominating Committee is responsible for recommending to the board of directors a slate of directors for election at the annual meeting of Parkway stockholders, or one or more nominees to fill vacancies occurring between annual meetings of Parkway.

Parkway does not plan to institute a formal policy regarding diversity of membership of our board of directors, or to otherwise require that the composition of our board of directors include individuals from any particular background or who possess specific attributes. Accordingly, “diversity” is not defined in the Corporate Governance Guidelines. The Corporate Governance and Nominating Committee will continue to consider whether it would be appropriate to adopt a policy or guidelines regarding diversity on our board of directors or to define diversity as it relates to the composition of our board of directors.

The process that the Corporate Governance and Nominating Committee will use to identify a nominee to serve as a member of the board of directors will depend on the specific qualifications being sought, but in any event the nomination will be based on the recommendation of the Corporate Governance and Nominating Committee and will be consistent with the Corporate Governance Guidelines. In considering potential director candidates, our board of directors will consider, among other criteria, (i) degree of independence from management; (ii) judgment, accountability and integrity; (iii) diversity, age, background, skills and experience; (iv) personal qualities, high ethical standards and characteristics, accomplishments, and reputation in the business community; (v) knowledge and contacts in and familiarity with the markets in which we conduct business and in our industry or other industries relevant to our business; (vi) ability and willingness to devote sufficient time to serve on the board of directors and committees of the board of directors, including other board appointments; (vii) knowledge and expertise in various areas deemed appropriate by the board of directors, including financial literacy; and (viii) fit of the individual’s skills, experience, and personality with those of other directors in maintaining an effective, collegial, and responsive board of directors.

The Corporate Governance and Nominating Committee will consider the criteria described above in the context of an assessment of the perceived needs of the board of directors as a whole. The board of directors as a whole should have competency in the following areas, with at least one director contributing knowledge, experience and skill in each area: (i) accounting and finance; (ii) business judgment; (iii) management; (iv) crisis response; (v) industry knowledge; (vi) leadership; and (vii) strategy/vision. Our board of directors is responsible for selecting candidates for election as directors based on the recommendation of the Corporate Governance and Nominating Committee. Notwithstanding the foregoing, nominations to and elections of members our board of directors and of the Investment Committee and Compensation Committee will be made in accordance with the terms of the TPG Stockholders Agreement and the Thomas Letter Agreement. For more information, see “Certain Relationships and Related Person Transactions—Agreement with the TPG Parties” and “Management—Board of Directors.”

Lead Independent Director

Parkway does not plan to maintain a standing role of lead independent director because the Corporate Governance Guidelines only permit the Chairman of the Board to serve as Chief Executive Officer on an interim basis following the resignation of the Chairman or the Chief Executive Officer.

Policies on Business Ethics

Parkway has adopted the Code of Ethics that requires that all of its business activities be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers and employees of Parkway will be required to read, understand and abide by the requirements of the Code of Ethics.

The Code of Ethics is accessible on Parkway’s website on the investor relations page. Any amendment to a provision of the Code of Ethics may be approved only by our board of directors. Waivers involving any of our executive officers or directors may be made only by the Corporate Governance and Nominating Committee or by our board of directors itself, and all waivers granted to executive officers and directors will be disclosed promptly as required by the rules and regulations of the SEC and the NYSE. Waivers involving any employees who are not executive officers may be made by the Chief Financial Officer or the Chief Accounting Officer. Our general counsel, who will be responsible for overseeing, administering, and monitoring the code of conduct, will report to our Chief Executive Officer with respect to all matters relating to the Code of Ethics.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act, our board of directors has adopted procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Policy on Director Attendance at Annual Meetings of Stockholders

Although their attendance is not required, board of directors members are expected to attend the annual meeting of stockholders.

Indemnification of Directors and Executive Officers

The MGCL permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services, or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our Charter contains a provision that limits, to the maximum extent permitted by the MGCL, the liability of our directors and officers to us and our stockholders for money damages.

The MGCL requires a Maryland corporation (unless otherwise provided in its charter, which our Charter does not so provide) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our Charter requires, to the maximum extent permitted by the MGCL in effect from time to time, that we indemnify and pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (1) any present or former director or officer who was made or threatened to be made a party to the proceeding by reason of his or her service in their capacity and (2) any individual who, while a director or officer and, at our request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member, manager, employee or agent and who was made or threatened to be made a party to the proceeding by reason of his or her service in their capacity.

We have entered into indemnification agreements with each of our executive officers and directors providing for the indemnification of, and advancement of expenses to, each such person in connection with claims, suits or proceedings arising as a result of such person’s service as an officer or director of ours. We also maintain insurance on behalf of our directors and officers, insuring them against liabilities that they may incur in such capacities or arising from this status.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

We are led by Mr. James R. Heistand as our President and Chief Executive Officer, and Messrs. M. Jayson Lipsey, Scott E. Francis and Jason A. Bates serve as our Executive Vice Presidents.

Because we are classified as an emerging growth company, we are permitted to comply with the SEC’s executive compensation disclosure rules applicable to a “smaller reporting company.” In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers. For purposes of this discussion, Messrs. Heistand, Lipsey and Francis are referred to, collectively, as our “named executive officers.”

The compensation described in this section for 2015 and 2014 and the related equity awards were paid or were issued by, as applicable, Legacy Parkway to Messrs. Heistand, Lipsey, Francis and Bates when they were officers of Legacy Parkway and are included in this prospectus for illustrative purposes. Our compensation program has not yet been fully determined and may differ materially from Legacy Parkway’s compensation program in effect for these disclosed periods. In addition, as described herein under “—Effects of the Separation, the UPREIT Reorganization and the Spin-Off on Outstanding Legacy Parkway Equity-Based Compensation Awards,” certain equity awards of Legacy Parkway were assumed by Parkway in connection with the Merger and the Spin-Off.

Summary Compensation Table

The following table summarizes, for the years ended December 31, 2015 and 2014, the amount of compensation paid by Legacy Parkway to each of the named executive officers. Our compensation program has not yet been fully determined and may differ materially from Legacy Parkway’s compensation program in effect for these periods.

Name and Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
James R. Heistand	2015	$750,000	$525,000	$945,467	$—	$1,059,750	$9,900	$3,290,117
President and Chief Executive Officer	2014	$700,000	$525,000	$919,173	$—	$1,050,000	$8,712	$3,202,885
M. Jayson Lipsey	2015	$420,000	$125,000	$445,869	$—	$356,076	$9,889	$1,356,834
Executive Vice President and Chief Operating Officer	2014	$375,000	$125,000	$373,200	$—	$281,250	$8,871	$1,163,321
Scott E. Francis	2015	$310,000	$—	$308,511	$—	$146,010	$10,015	$774,536
Executive Vice President and Chief Financial and Accounting Officer	2014	$275,000	$—	$185,430	$—	$137,500	$9,765	$607,695

(1)	Represents the special discretionary bonus approved by Legacy Parkway’s compensation committee on December 19, 2012 and payable 25% in 2012, 2013, 2014 and 2015.
(2)	Represents the grant date fair value of the Legacy Parkway RSU award or LTIP unit award, as applicable, determined in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The assumptions used in determining the grant date fair values of these awards are set forth in the notes to Legacy Parkway’s consolidated financial statements, which are included in Legacy Parkway’s Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the SEC.
(3)	Includes (i) the annual cash bonus that is based on a percentage of the executive’s base compensation and upon the individual’s achievement of certain individual performance goals specific to that named executive officer’s area of responsibility and (ii) the annual non-equity cash incentive compensation that is based on a percentage of the executive’s base compensation and upon Legacy Parkway’s achievement of the modified EBITDA performance goal set by the Legacy Parkway compensation committee.

(4)	For each named executive officer, the amount shown in this column represents Legacy Parkway’s contribution to its 401(k) plan for the named executive officer’s benefit and the amount of premium paid for additional disability insurance for executive officers. The value of certain perquisites and other personal benefits, including single health insurance, long-term disability, long-term care insurance, group term life insurance, certain wellness plan benefits and parking, are not shown in the table because these benefits do not discriminate in scope, terms or operation in favor of Legacy Parkway’s executive officers. The value of Legacy Parkway’s contribution to its 401(k) plan for each of the named executive officers in 2015 was $9,000, except for Mr. Heistand, which was $8,716. The value of Legacy Parkway’s contribution to its 401(k) plan for each of the named executive officers in 2014 was $8,750, except for Mr. Heistand, which was $8,296.

Narrative Disclosure to the Summary Compensation Table

Employment Agreements

On July 8, 2013, Legacy Parkway entered into an employment agreement with Mr. Heistand. On October 25, 2013, Legacy Parkway entered into an employment agreement with Mr. Lipsey. On December 22, 2014, Legacy Parkway entered into an employment agreement with Mr. Francis. Each of the employment agreements was amended as of June 15, 2015 and Mr. Heistand’s employment agreement was further amended as of July 7, 2016. The employment agreements replaced certain change in control agreements that Legacy Parkway previously entered into with certain of its executive officers. Pursuant to the terms of the Employee Matters Agreement, each of the employment agreements was assigned to and assumed by us in connection with the Spin-Off. This narrative disclosure to the summary compensation table summarizes the employment agreements originally entered into between Legacy Parkway and Messrs. Heistand, Lipsey and Francis, respectively.

Employment Agreement of Mr. James R. Heistand

Mr. Heistand’s employment agreement originally had a three-year term ending July 8, 2016. In anticipation of Mr. Heistand becoming our President and Chief Executive Officer in connection with the Spin-Off, Legacy Parkway and Mr. Heistand amended Mr. Heistand’s employment agreement as of July 7, 2016 to extend the term for nine additional months (that is, until April 8, 2017).

Mr. Heistand’s employment agreement provides for a base salary of $600,000 per year, subject to annual review, which was increased to $750,000 for 2015 and 2016. Pursuant to the employment agreement, Mr. Heistand is eligible to earn an annual target cash bonus under our discretionary annual incentive plan equal to 140% (or such increased percentage as determined by our compensation committee) of his base salary, subject to the achievement of annual performance goals, as determined by our board of directors or our compensation committee. For 2016, Mr. Heistand is eligible to earn a maximum cash bonus equal to 75% of his base salary based on the achievement of individual performance goals and an additional 75% of his base salary based on the achievement of formulated targets for modified EBITDA. Mr. Heistand is also eligible to receive an annual grant of restricted stock units (“RSUs”) and LTIP units, subject to approval of our board of directors or our compensation committee. Also, pursuant to an amendment to Mr. Heistand’s employment agreement entered into on June 15, 2015, our board of directors or our compensation committee shall annually review his target annual bonus opportunity and may, in its discretion, increase his target bonus opportunity.

In addition to the base salary, bonus amounts and equity and equity-based awards described above, Mr. Heistand is entitled to additional benefits, including participation in all employee benefit plans and programs available generally to our other executives, no fewer than 25 days per full year of vacation and reimbursement of reasonable business and entertainment expenses.

The employment agreement also sets forth Mr. Heistand’s rights to severance upon termination of employment. Pursuant to the employment agreement, if Mr. Heistand’s employment is terminated by us without “cause” (which includes our election not to renew or extend the Employment Agreement where Mr. Heistand is willing to extend the term), or by Mr. Heistand for “good reason,” in either case other than within the 90 days prior to or the two-year period following a change in control, and if Mr. Heistand timely executes and does not revoke a general release and waiver in our favor and continues to comply with certain restrictive covenants, Mr. Heistand is entitled to (i) any earned but unpaid annual bonus for the preceding fiscal year on the date the amount would otherwise have been paid; (ii) an amount equal to the sum of (A) 18 months of his then-current base salary, plus (B) one and one-half times his then-current target bonus, payable in equal installments over a 12-month period; (iii) an additional 18 months’ time-based vesting credit on any outstanding equity or equity-based awards; and (iv) continued coverage for him and his eligible dependents under our group health plans for up to 18 months following his termination of employment.

Pursuant to his employment agreement, if Mr. Heistand’s employment is terminated by us without “cause,” by Mr. Heistand for “good reason” or as a result of Mr. Heistand’s death or “disability” (as such terms are defined in the employment agreement), in each case within the 90 days prior to or the two-year period following a change in control (as defined in the employment agreement), Mr. Heistand is entitled to (i) an amount equal to 2.9 times the sum of (A) his then-current base salary plus (B) his then-current target bonus, payable in a lump sum following his termination of employment if the change in control constitutes a change in the ownership or effective control of us or a change in the ownership of a substantial portion of our assets within the meaning of Section 409A of the Code or in equal installments over a 12-month period if it does not and (ii) continued coverage for him and his eligible dependents under our group health plans for up to 18 months following his termination of employment.

Mr. Heistand’s employment agreement also provides that all of Mr. Heistand’s outstanding equity or equity-based awards that are subject to time-based vesting will immediately vest and be paid in full upon a change in control, except that if accelerated payment is not permitted under Section 409A of the Code, the awards will be paid on the original payment schedule.

The employment agreement also includes certain restrictive covenants in our favor. The covenants include non-competition and non-solicitation covenants during Mr. Heistand’s employment and for a specified period of time after employment, and confidentiality and non-disparagement obligations during and following his employment. We may recover incentive and other compensation paid to Mr. Heistand, as and to the extent required by our “clawback” policy, as may be in effect from time to time, and applicable law.

Employment Agreements of Messrs. Lipsey and Francis

The employment agreements of each of Messrs. Lipsey and Francis have a three-year term, which is subject to automatic renewal for additional one-year periods unless either party provides the other with 90 days’ notice of such party’s intent not to renew the employment agreement; except that upon a change in control (as defined in the employment agreement), the employment agreement will automatically extend until the later of (i) the second anniversary of the change in control, and (ii) the date on which the term of the employment agreement would otherwise have ended. In general, either party may terminate the executive’s employment during the term of the applicable employment agreement by providing at least 60 days’ advance written notice.

The employment agreements of each of Messrs. Lipsey and Francis provide for a base salary of $325,000 and $310,000 per year, respectively, subject to annual review. The base salaries for 2016 are $450,000 and $350,000, respectively. Each of these executives is also eligible to earn an annual target cash bonus under our discretionary annual incentive plan equal to 60% and 50% (or such increased percentages as determined by our compensation committee), respectively, of his base salary subject to achievement of annual performance goals, as determined by our chief executive officer and the our board of directors or our compensation committee. For 2016, Messrs. Lipsey and Francis are each eligible to earn a maximum cash bonus equal to 45% and 30%, respectively, of his base salary based on the achievement of individual performance goals and an additional 45% and 30%, respectively, of his base salary based on the achievement of formulated targets for modified EBITDA. Each of Messrs. Lipsey and Francis is also eligible to receive an annual equity grant, subject to approval of the our board of directors or our compensation committee. Also, pursuant to amendments to the employment agreements of each of Messrs. Lipsey and Francis entered into on June 15, 2015, our board of directors or our compensation committee shall annually review each executive’s target annual bonus opportunity and may, in its discretion, increase the executive’s target bonus opportunity.

In addition to the base salary, bonus amounts and equity and equity-based awards described above, each executive will be entitled to additional benefits, including participation in all employee benefit plans and programs available generally to our other executives, reimbursement of reasonable business expenses, and vacation days to be provided in accordance with our policy.

The employment agreements also set forth the executives’ rights to severance upon termination of employment. Pursuant to each executive’s employment agreement, if the executive’s employment is terminated by us without “cause” or by the executive for “good reason,” in either case other than within the 90 days prior to or the two-year period following a change in control (as defined in the employment agreement), and if the executive timely executes and does not revoke a general release and waiver in our favor and continues to comply with certain restrictive covenants, the executive is entitled to (i) any earned but unpaid annual bonus for the preceding fiscal year on the date the amount would otherwise have been paid; (ii) an amount equal to 12 months’ of his then-current base salary payable in 12 equal monthly installments; (iii) an additional 12 months time-based vesting credit on any outstanding equity or equity-based awards; and (iv) continued coverage for him and his eligible dependents under our group health plans for up to 12 months following his termination of employment.

Pursuant to each executive’s employment agreement, if the executive’s employment is terminated by us without “cause” or by the executive for “good reason” (as such terms are defined in the executive’s employment agreement), in either case within the 90 days prior to or the two-year period following a change in control, or if we deliver notice of its intent not to renew the term of the employment agreement within the 90-day period prior to a change in control, the executive is entitled to (i) continued coverage for him and his eligible dependents under our group health plans for up to 12 months following his termination of employment; (ii) an amount equal to the sum of (A) 24 months of the executive’s then-current base salary and (B) two times his then-current target bonus, payable in a lump sum following his termination of employment if the change in control constitutes a change in the ownership or effective control of us or a change in the ownership of a substantial portion of our assets within the meaning of Section 409A of the Code, or in equal installments over a 12-month period if it does not; and (iii) accelerated vesting of all of the executive’s outstanding equity or equity-based awards subject to time-based vesting upon the date of the executive’s termination.

The employment agreements also include certain restrictive covenants in our favor. The covenants include non-competition and non-solicitation covenants during the executive’s employment and for a specified period of time after employment, and confidentiality and non-disparagement obligations during and following his employment. We may recover incentive and other compensation paid to the executives, as and to the extent required by our “clawback” policy, as may be in effect from time to time, and applicable law.

Waiver Agreements

Concurrently with the execution of the Merger Agreement, Messrs. Heistand, Lipsey, and Francis entered into limited waivers of certain rights under their existing employment agreements with Legacy Parkway. Pursuant to each waiver, each executive agreed that, if he is offered continued employment with us in connection with the Separation pursuant to the assignment of his existing employment agreement to us or to a new employment agreement with us that is no less favorable than his employment agreement with Legacy Parkway, the executive may not terminate his employment for “good reason” under certain provisions of his employment agreement with Legacy Parkway. The waivers precluded Mr. Heistand from being able to terminate his employment with Legacy Parkway or Cousins and preclude him from being able to terminate his employment with us solely on account of the consummation of the Merger and precluded each executive from being able to terminate his employment with Legacy Parkway or Cousins and preclude each executive from being able to terminate his employment with us on account of a material diminution in his position, duties or responsibilities, Legacy Parkway’s, Cousins’, or our material breach of any other material provision of the employment agreement, or a change of his principal place of employment by more than 50 miles, in each case as a result of the consummation of the Merger, Separation, UPREIT Reorganization or Spin-Off. In addition, pursuant to each waiver, each executive has agreed that his 2016 annual incentive award will be discretionary, that certain outstanding equity awards of Legacy Parkway were permitted to be converted into new RSU awards of Legacy Parkway immediately prior to consummation of the Merger, and that a lock-up period will apply to any Parkway common stock the executive holds by reason of equity awards of Legacy Parkway vesting in connection with the Merger or Spin-Off.

Annual Cash Bonus and Annual Non-Equity Incentive Compensation

The non-equity incentive plan compensation shown in the Summary Compensation Table above includes both annual cash bonus compensation and annual non-equity cash incentive compensation from Legacy Parkway.

The annual cash bonus compensation from Legacy Parkway was based on a percentage of the named executive officer’s base compensation and upon the individual’s achievement of certain individual performance goals specific to that named executive officer’s area of responsibility. Generally, the goals of the named executive officers established by Legacy Parkway involved targets for acquisitions and dispositions within the criteria set by Legacy Parkway, capital allocation, balance sheet optimization, targets for occupancy, customer retention and rental rate growth and improvement in processes for operational and financial reporting. Satisfaction of the goals was determined by Mr. Heistand for Messrs. Lipsey and Francis and by Legacy Parkway’s compensation committee for Mr. Heistand. In 2014, each of Messrs. Heistand, Lipsey, and Francis earned and was paid 75%, 37.5%, and 25%, respectively, of their base compensation. In 2015, each of Messrs. Heistand, Lipsey, and Francis earned and was paid 75%, 45%, and 25%, respectively, of their base compensation.

The annual non-equity cash incentive compensation from Legacy Parkway was based on a percentage of the named executive officer’s base compensation and upon Legacy Parkway’s achievement of the modified earnings before interest, taxes, depreciation and amortization (“modified EBITDA”) performance goal as determined by Legacy Parkway’s compensation committee. In 2014, each of Messrs. Heistand, Lipsey, and Francis had a target of 75%, 37.5%, and 25%, respectively, of their base compensation, and based on modified EBITDA, 100% of the target was paid. In 2015, each of Messrs. Heistand, Lipsey, and Francis had a target of 75%, 45%, and 25%, respectively, of their base compensation, and based on modified EBITDA, 88.4% of the target was paid.

Special Discretionary Bonus

Legacy Parkway’s compensation committee approved a special discretionary cash bonus to Legacy Parkway’s executive officers (including Messrs. Heistand and Lipsey but excluding Mr. Francis) in December 2012 in recognition of Legacy Parkway’s substantial achievements during 2012. These bonuses were paid to the applicable executive officers in equal installments over four years, subject to the executive officer’s continued employment with Legacy Parkway. The 2015 payments were the last payments of this special discretionary bonus.

Long-Term Equity Incentive Compensation

The stock awards shown in the Summary Compensation Table above were denominated in shares of Legacy Parkway’s common stock and were granted under the Parkway Properties, Inc. and Parkway Properties LP 2015 Omnibus Equity Incentive Plan (the “2015 Plan,” as successor to the Parkway Properties, Inc. and Parkway Properties LP 2013 Omnibus Equity Incentive Plan).

The awards granted in 2014 included: (i) LTIP unit awards with respect to Parkway LP which were subject to performance-based vesting and were scheduled to vest based upon the attainment of total return to stockholders (“TRTS”) targets during the performance period running from March 17, 2014 to March 16, 2017, subject to the named executive officer’s continued service, and (ii) restricted stock unit awards with respect to shares of Legacy Parkway’s common stock which were subject to time-based vesting and were scheduled to vest in 25% increments per year on each of the first, second, third, and fourth anniversaries of the grant date (that is, March 17, 2014), subject to the named executive officer’s continued service. The awards granted in 2015 included: (i) LTIP unit awards with respect to Parkway LP which were subject to performance-based vesting and were scheduled to vest based upon the attainment of TRTS targets during the performance period running from February 19, 2015 to February 18, 2018, subject to the named executive officer’s continued service, and (ii) restricted stock unit awards with respect to shares of Legacy Parkway’s common stock which were subject to time-based vesting and were scheduled to vest in 25% increments per year on each of the first, second, third, and fourth anniversaries of the vesting commencement date (that is, February 19, 2015), subject to the named executive officer’s continued service.

For each of the LTIP units granted in 2014 and in 2015, the LTIP units were scheduled to vest based on the increase over the performance period in “TSR Value” from the “Baseline Price,” where (i) a 24% increase would result in 50% of the LTIP units vesting, (ii) a 42% increase would result in 100% of the LTIP units vesting, and (iii) an increase between 24% and 42% would result in a percentage between 50% and 100% of the LTIP units vesting determined based on a straight line pro rata interpolation. The TSR Value is the sum of (i) the fifteen-trading day trailing average market closing price over the period ending on the date on which TSR Value is being measured, plus (ii) the aggregate dividends (including ordinary and special dividends) per share of Legacy Parkway common stock with a record date that occurs during the period beginning on the grant date and continuing through and including the date on which TSR Value was measured. The Baseline Price is the fifteen-trading day trailing average market closing price over the period ending on the grant date.

Other Compensation

The other compensation shown in the Summary Compensation Table above represents (i) the value of employer matching contributions to the named executive officers’ accounts under Legacy Parkway’s 401(k) Profit Sharing Retirement Plan, which was a broad-based defined contribution retirement plan which provided employer matching contributions equal to 50% of a participant’s total contribution up to a maximum of 10% of compensation, and (ii) the amount of premiums paid for additional disability insurance for executive officers.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table sets forth the outstanding Legacy Parkway equity awards for each named executive officer as of December 31, 2015. The equity awards of Parkway outstanding following consummation of the Spin-Off are different from the awards set forth in the following table.

	Option Awards				Stock and LTIP Unit Awards
Name	Number of Shares Underlying Unexercised Options (Unexercisable)(1)	Number of Shares Underlying Unexercised Options (Exercisable)	Option Exercise Price	Option Expiration Date	Number of Shares that Have Not Vested (#)		Market Value of Shares that Have Not Vested(2)	Equity Inventive Plan Awards; Number of Unearned Shares or Units that Have Not Vested (#)		Equity Incentive Plan Awards: Market Value of Unearned Shares or Units that Have Not Vested(2)
James R. Heistand
February 20, 2015	—	—	—	—	—		—	24,499	(3)	$382,919
February 20, 2015	—	—	—	—	32,664	(4)	$510,538	—		—
March 17, 2014	—	—	—	—	—		—	22,167	(5)	$346,470
March 17, 2014	—	—	—	—	22,167	(4)	$346,470	—		—
July 8, 2013	—	—	—	—	—		—	50,000	(6)	$781,500
July 8, 2013	—	—	—	—	33,333	(7)	$520,995	—		—
May 16, 2013	475,000	237,500	$17.21	March 2, 2023	—		—	—		—
May 16, 2013	—	—	—	—	—		—	22,800	(8)	$356,364
May 16, 2013	—	—	—	—	15,200	(9)	$237,576	—		—
June 11, 2011	—	—	—	—	1,955	(10)	$30,557	—		—
M. Jayson Lipsey
February 20, 2015	—	—	—	—	—		—	11,553	(3)	$180,573
February 20, 2015	—	—	—	—	15,404	(4)	$240,765	—		—
March 17, 2014	—	—	—	—	—		—	9,000	(5)	$140,670
March 17, 2014	—	—	—	—	9,000	(4)	$140,670	—		—
October 25, 2013	—	—	—	—	15,722	(7)	$245,735	—		—
May 16, 2013	112,500	56,250	$17.21	March 2, 2023	—		—	—		—
May 16, 2013	—	—	—	—	—		—	7,475	(8)	$116,850
May 16, 2013	—	—	—	—	4,983	(9)	$77,884	—		—
February 14, 2012	—	—	—	—	675	(10)	$10,550	—		—
Scott E. Francis
February 20, 2015	—	—	—	—	—		—	7,995	(3)	$124,962
February 20, 2015	—	—	—	—	10,658	(4)	$166,585	—		—
March 17, 2014	—	—	—	—	—		—	4,500	(5)	$70,335
March 17, 2014	—	—	—	—	4,500	(4)	$70,335	—		—
May 16, 2013	—	—	—	—	—		—	3,000	(8)	$46,890
May 16, 2013	—				2,000	(9)	$31,260	—		—

(1)	These options were scheduled to vest 25% on each of the first, second, third and fourth anniversaries of the approval date by the Legacy Parkway compensation committee, March 2, 2013, subject to the executive’s continued employment with Parkway. These options were converted and assumed by Parkway in connection with the Merger and the Spin-Off. While Mr. Heistand’s options fully vested upon the consummation of the Merger pursuant to his employment agreement, Mr. Lipsey’s unvested options will continue to vest in accordance with the existing vesting schedule.
(2)	Determined based on the closing price of Legacy Parkway common stock ($15.63) on December 31, 2015.
(3)	These Legacy Parkway performance-based LTIP unit awards were scheduled to vest based on the attainment of TRTS targets during the performance period running from February 19, 2015 to February 18, 2018, subject to the executive’s continued employment with Legacy Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway LP, each LTIP unit could have been converted, at the election of the executive or Legacy Parkway, into an operating partnership unit. Each OP unit acquired upon conversion of a Legacy Parkway LTIP unit could have been redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of common stock of Legacy Parkway, except that Legacy Parkway could have, at its election, acquired each OP unit so presented for redemption for one share of Legacy Parkway common stock. These Legacy Parkway performance-based LTIP unit awards were forfeited immediately prior to the consummation of the Merger in exchange for an equivalent number of modified time-based RSU awards. The modified time-based RSU awards vested 25% upon consummation of the Merger, and the remaining 75%, which are scheduled to vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger, were converted and assumed by Parkway in connection with the Merger and the Spin-Off.
(4)	These time-based RSU awards were scheduled to vest 25% on each of the first, second, third and fourth anniversaries of the grant date, subject to the executive’s continued employment with Legacy Parkway. These time-based RSU awards were forfeited immediately prior to the consummation of the Merger in exchange for an equivalent number of modified time-based RSU awards. The modified time-based RSU awards vested 25% upon consummation of the Merger, and the remaining 75%, which are scheduled to vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger, were converted and assumed by Parkway in connection with the Merger and the Spin-Off.
(5)	These performance-based LTIP unit awards or, for Mr. Francis, performance-based RSUs were scheduled to vest based on the attainment of TRTS targets during the performance period running from March 17, 2014 to March 16, 2017, subject to the executive’s continued employment with Legacy Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway LP, each LTIP unit could have been converted, at the election of the executive or Legacy Parkway, into an OP unit. Each OP unit acquired upon conversion of an LTIP unit could have been redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of Legacy Parkway common stock, except that Legacy Parkway could have, at its election, acquired each operating partnership unit so presented for redemption for one share of Legacy Parkway common stock. These Legacy Parkway performance-based LTIP unit awards or, for Mr. Francis, performance-based RSUs, were forfeited immediately prior to the consummation of the Merger in exchange for an equivalent number of modified time-based RSU awards. The modified time-based RSU awards vested 25% upon consummation of the Merger, and the remaining 75%, which are scheduled to vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger, were converted and assumed by Parkway in connection with the Merger and the Spin-Off.
(6)	These performance-based LTIP unit awards were scheduled to vest based on the attainment of TRTS targets during the performance period running from July 8, 2013 to July 8, 2016, subject to the executive’s continued employment with Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway LP, each LTIP unit could have been converted, at the election of the executive or Legacy Parkway, into an operating partnership unit. Each operating partnership unit acquired upon conversion of an LTIP unit could have been redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of Legacy Parkway common stock, except that Legacy Parkway could have, at its election, acquired each operating partnership unit so presented for redemption for one share of Legacy Parkway common stock. These Legacy Parkway performance-based LTIP unit awards were forfeited as of July 8, 2016 in exchange for 100,000 time-based RSU awards. The modified time-based RSU awards fully vested upon consummation of the Merger.

(7)	These time-based RSU awards were scheduled to vest on each of the first, second and third anniversaries of the grant date, subject to the executive’s continued employment with Legacy Parkway. For Mr. Heistand, these time-based RSU awards fully vested in accordance with their terms as of July 8, 2016. For Mr. Lipsey, these time-based RSU awards were forfeited immediately prior to the consummation of the Merger in exchange for an equivalent number of modified time-based RSU awards. The modified time-based RSU awards vested 25% upon consummation of the Merger, and the remaining 75%, which are scheduled to vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger, were converted and assumed by Parkway in connection with the Merger and the Spin-Off.
(8)	These performance-based LTIP units were scheduled to vest based on the attainment of TRTS targets during the performance period running from March 2, 2013 to March 1, 2016, subject to the executive’s continued employment with Legacy Parkway. The number of shares reported in the table represents the achievement of threshold performance goals. Subject to the satisfaction of the vesting requirements and certain restrictions set forth in the limited partnership agreement of Parkway LP, each LTIP unit could have been converted, at the election of the executive or Legacy Parkway, into an operating partnership unit. Each operating partnership unit acquired upon conversion of an LTIP unit may be redeemed, at the election of the executive, for cash equal to the then-fair market value of a share of Legacy Parkway common stock, except that Legacy Parkway could have, at its election, acquire each operating partnership unit so presented for redemption for one share of Legacy Parkway common stock. The performance goals for these Legacy Parkway performance-based LTIP unit awards were not achieved, and these Legacy Parkway performance-based LTIP unit awards were forfeited as of March 1, 2016.
(9)	These time-based RSU awards were scheduled to vest 25% on each of the first, second, third and fourth anniversaries of the approval date by the Legacy Parkway compensation committee, March 2, 2013, subject to the executive’s continued employment with Legacy Parkway. These time-based RSU awards were forfeited immediately prior to the consummation of the Merger in exchange for an equivalent number of modified time-based RSU awards. The modified time-based RSU awards vested 25% upon consummation of the Merger, and the remaining 75%, which are scheduled to vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger, were converted and assumed by Parkway in connection with the Merger and the Spin-Off.
(10)	These time-based restricted stock awards granted pursuant to Parkway’s 2011 Employee Inducement Award Plan vested 25% on each of January 14, 2013, 2014, 2015 and 2016, subject to the executive’s continued employment with Legacy Parkway. These time-based Legacy Parkway restricted stock awards fully vested in accordance with their terms as of January 14, 2016.

Effects of the Separation, the UPREIT Reorganization and the Spin-Off on Outstanding Legacy Parkway Equity-Based Compensation Awards

For the named executive officers who were employees of Legacy Parkway prior to the effective time of the Merger and who transferred to Parkway, their Legacy Parkway restricted stock unit awards that converted into Cousins RSU awards under the Merger Agreement and their Legacy Parkway stock options that converted into Cousins stock options under the Merger Agreement were converted into, or exchanged for, RSUs or stock options in respect of our common stock, respectively, in each case of substantially equivalent value, with terms and conditions substantially similar to the terms applicable to the respective Legacy Parkway award prior to the effective time of the Merger. Moreover, with respect to the Legacy Parkway LTIP units held by these officers immediately prior to closing of the Merger, certain outstanding LTIP units were converted into Cousins RSU awards, which then were converted into, or exchanged for RSUs in respect of our common stock of substantially equivalent value, with terms and conditions substantially similar to the terms applicable to the Legacy Parkway LTIP units prior to the effective time of the Merger. Certain other Legacy Parkway LTIP units were fully vested and converted into common units of Parkway LP, on a one-for-one basis and for purposes of such conversion, any performance conditions were deemed to be satisfied at the maximum level.

After taking into account the effects of the Merger and the Spin-Off on the Legacy Parkway outstanding equity awards held by our named executive officers, as of the consummation of the Spin-Off, (i) Mr. Heistand held 557,526 options with respect to Parkway common stock and 109,045 time-based RSU awards with respect to Parkway common stock that will vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger, (ii) Mr. Lipsey held 132,045 options with respect to Parkway common stock and 59,058 time-based RSU awards with respect to Parkway common stock that will vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger, and (iii) Mr. Francis held 31,892 time-based RSU awards with respect to Parkway common stock that will vest 33% on each of the first, second, and third anniversaries of the consummation of the Merger. In addition, after taking into account the effects of the Merger and the Spin-Off, certain LTIP units of Parkway LP were converted into OP units, such that, as of November 3, 2016, (i) Mr. Heistand held 13,937 OP units of Parkway LP, (ii) Mr. Lipsey held 7,262 OP units of Parkway LP, and (iii) Mr. Francis held 5,306 OP units of Parkway LP.

For certain employees of Legacy Parkway prior to the effective time of the Merger who terminated employment with Cousins and did not transfer to Parkway, their Legacy Parkway RSU awards that converted into Cousins RSU awards under the Merger Agreement immediately vested and their Legacy Parkway stock options that converted into Cousins stock options under the Merger Agreement were proportionally divided into fully vested Cousins stock options and fully vested stock options in respect of our common stock, in each case of substantially equivalent value, with terms and conditions substantially similar to the terms applicable to the respective Legacy Parkway award prior to the effective time of the Merger.

Parkway Compensation Programs

Parkway, Inc. and Parkway Operating Partnership LP 2016 Omnibus Equity Incentive Plan

Upon recommendation of the Compensation Committee, our board of directors has adopted the Parkway, Inc. and Parkway Operating Partnership LP 2016 Omnibus Equity Incentive Plan (the “2016 Plan”). Before the consummation of the Spin-Off, Legacy Parkway, as sole stockholder, delivered a written consent approving the adoption of the 2016 Plan.

The following is a brief description of the principal features of the 2016 Plan. This summary is subject to, and qualified in its entirety by reference to, the 2016 Plan, which is Exhibit 10.39 to the registration statement of which this prospectus is a part.

Purpose, Administration, and Eligibility

The purposes of the 2016 Plan are to promote our and the Operating Partnership’s growth and success by aligning the interests of the 2016 Plan’s participants with those of our stockholders and to attract, retain, and reward employees, directors, and consultants of the company. To this end, the 2016 Plan permits the grant of the following types of awards: (i) options, including nonstatutory stock options and incentive stock options (“ISOs”); (ii) stock appreciation rights; (iii) restricted shares; (iv) restricted stock units; (v) profits interest units (LTIP units); (vi) dividend equivalents; (vii) other forms of awards payable in or denominated by reference to shares of Common Stock; or (viii) cash.

The Compensation Committee administers the 2016 Plan. The Compensation Committee has sole discretion to select the recipients of awards, establish the terms of awards, interpret the plan, and amend awards, all subject to the terms of the 2016 Plan. The Compensation Committee may delegate ministerial duties and authority to interpret the 2016 Plan and respond to claims to a Vice President, Senior Vice President, or Executive Vice President, provided that the Compensation Committee may not delegate authority (i) to grant or amend awards that are (a) held by individuals who are subject to Section 16 of the Exchange Act, (b) intended to qualify as performance-based compensation under Section 162(m) of the Code, or (c) held by officers of the company or directors to whom authority to grant or amend awards has been delegated, or (ii) with respect to the certification of the satisfaction of performance goals.

All employees of Parkway, the Operating Partnership, and certain subsidiaries of Parkway, non-employee directors of Parkway, and consultants or advisors to Parkway are eligible to participate in the 2016 Plan.

Term; Amendment, Suspension, and Termination

The 2016 Plan became effective upon the consummation of the Spin-Off. Unless terminated earlier, the 2016 Plan shall terminate automatically on the day before the tenth anniversary of the effective date, or October 6, 2026. Notwithstanding the foregoing, no ISOs may be granted under the 2016 Plan after the tenth anniversary of our board of directors’ initial adoption of the 2016 Plan, or September 16, 2026.

Our board of directors may amend, suspend, or terminate the 2016 Plan at any time, except that no amendment may be made without stockholder approval if applicable law or stock exchange rules would require stockholder approval for the amendment, or if the amendment would allow the grant of options or stock appreciation rights at an exercise price below fair market value as of the date of grant. Notwithstanding the foregoing, without stockholder approval, the Compensation Committee may designate an exercise price less than the fair market value of a share of Parkway common stock on the date of grant if the option or stock appreciation right is granted upon assumption of, or in substitution for, an option or stock appreciation right in connection with the Spin-Off or previously granted by an entity that is acquired by or merged with the company or an affiliate. Further, no such amendment, suspension, or termination may adversely affect the rights under any outstanding award without the holder’s consent.

Authorized Shares, Share Usage, and Individual Limitations

The 2016 Plan permits the grant of awards with respect to a number of shares of our common stock equal to the sum of (i) 5,000,000 shares, plus (ii) any shares of our common stock issuable pursuant to awards resulting from awards originally granted under the 2015 Plan that were outstanding immediately prior to the Spin-Off, converted into awards with respect to shares of Cousins’ common stock pursuant to the Merger Agreement and further converted into awards with respect to shares of our common stock pursuant to and as described in the Employee Matters Agreement (the “assumed shares”).

If an award is cancelled, forfeited, or expires unvested or unexercised, or is settled in whole or in part in cash rather than in shares of our common stock, then the shares covered by the portion of the award that is so cancelled, forfeited, expired, or settled will again become available for award under the 2016 Plan. Shares we repurchase at the same price paid by a participant will also become available for award under the 2016 Plan, and the payment of dividend equivalents in cash in conjunction with any outstanding awards will not count against the share limit. Conversely, shares (i) tendered or withheld in payment of an option’s exercise price, (ii) tendered or withheld to satisfy our tax withholding obligation with respect to options or stock appreciation rights, (iii) subject to a stock appreciation right that are not issued in connection with the share-settlement of the stock appreciation right on exercise thereof, and (iv) purchased in the open market with cash proceeds of option exercises will not be available for re-issuance under the 2016 Plan. No shares may be made subject to a grant if that would cause an ISO to fail to qualify as such under the Code.

The maximum aggregate number of shares of our common stock that may be issued pursuant to ISOs, other than ISOs with respect to the assumed shares, is 500,000 shares. The maximum number of shares of our common stock that may be made subject to options or stock appreciation rights, other than awards with respect to the assumed shares, granted under the 2016 Plan to any participant (other than a non-employee director) during any one calendar year is 500,000 shares, and the maximum number of shares of our common stock that may be made subject to awards, other than options and stock appreciation rights and other than awards subject to the assumed shares, granted under the 2016 Plan that are share-denominated and are either share- or cash-settled to any participant (other than a non-employee director) during any one calendar year is 1,000,000 shares.

The maximum amount that may be paid as a cash-denominated award (whether or not cash-settled) that vests based on the attainment of performance goals or other performance-based objectives for a performance period of twelve months or less to any participant (other than a non-employee director) is $5,000,000, and the maximum amount that may be paid as a cash-denominated award (whether or not cash-settled) that vests based on the attainment of performance goals or other performance-based objectives for a performance period of greater than twelve months to any participant (other than a non-employee director) is $10,000,000.

Fair Market Value Determination

For so long as our common stock remains listed on the NYSE (or any other established securities exchange), listed on any national market system, or listed, quoted, or traded on any automated quotation system, the fair market value of a share of our common stock will be the closing sales price for a share as quoted on such exchange or system for such date. If there is no reported closing price on such date, the fair market value of a share of our common stock will be the closing price of our common stock on the last preceding date for which such quotation exists.

If our common stock is not listed on an established securities exchange, national market system, or automated quotation system, but our common stock is regularly quoted by a recognized securities dealer, the fair market value of a share of our common stock will be the average of the mean of the high bid and low asked prices for such date. If there are no high bid and low asked prices on such date, the fair market value of a share of our common stock will be the average of the mean of the high bid and low asked prices on the last preceding date for which such information exists.

If our common stock is neither listed on an established securities exchange, national market system, or automated quotation system, nor regularly quoted by a recognized securities dealer, the Compensation Committee will determine the fair market value in good faith by reasonable application of a reasonable valuation method, in a manner consistent with Section 409A of the Code.

Options

An option is the right to purchase shares of our common stock at a fixed exercise price during a fixed period of time. The 2016 Plan permits the grant of nonstatutory options and options that qualify as ISOs for tax purposes. The Compensation Committee establishes the number of shares covered by each option and the exercise price per share, which cannot be less than the fair market value of a share of our common stock on the date of grant, or 110% of the fair market value of a share of our common stock on the date of grant in the case of an ISO granted to a ten percent stockholder; provided, however, that the Compensation Committee may designate an exercise price less than the fair market value of a share of our common stock on the date of grant if the option is granted upon assumption of, in substitution for, an option in connection with the Spin-Off or previously granted by an entity that is acquired by or merged with us or an affiliate. An option will become vested and exercisable at such times and subject to such conditions as the Compensation Committee determines but will not be exercisable later than ten years after grant, or five years after grant in the case of an ISO granted to a ten percent stockholder. The Compensation Committee will specify in an award agreement whether, and if so, the extent to which an option remains exercisable after the termination of the participant’s employment or service with us.

The exercise price of an option must be paid upon exercise in a form of payment prescribed by the Compensation Committee. The Compensation Committee may provide for any form of payment it finds appropriate, including payment in cash, tender of shares of our common stock, and retention by us of shares otherwise issuable on the option exercise having a fair market value at exercise equal to the option exercise price.

To the extent that the aggregate fair market value of shares of our common stock determined on the date of grant with respect to which ISOs are exercisable for the first time during any calendar year exceeds $100,000, the option will be treated as a nonstatutory stock option.

Stock Appreciation Rights

A stock appreciation right entitles the recipient to payment from us on the exercise date of an amount equal to any excess of the fair market value of a share of our common stock on the exercise date over the exercise price for the stock appreciation right, multiplied by the number of shares covered by the exercise. The Compensation Committee establishes the number of shares covered by each stock appreciation right and the exercise price per share, which cannot be less than the fair market value of a share of our common stock on the date of grant; provided, however, that the Compensation Committee may designate an exercise price less than the fair market value of a share of our common stock on the date of grant if the stock appreciation right is granted upon assumption of, or in substitution for, a stock appreciation right or previously granted by an entity that is acquired by or merged with us or our affiliate. A stock appreciation right will become vested and exercisable at such times and subject to such conditions as the Compensation Committee determines but will not be exercisable later than ten years after grant.

The Compensation Committee will specify in an award agreement whether, and if so, the extent to which, a stock appreciation right remains exercisable after the termination of the participant’s employment or service with us. We may settle the amount due on exercise of a stock appreciation right by payment in cash or the issuance of shares of our common stock, or in a combination of cash and shares, as the Compensation Committee determines.

Restricted Shares and Restricted Stock Units

A restricted share award is an award of shares of our common stock in which the participant’s interest is forfeitable upon grant and will become nonforfeitable only if vesting conditions or other restrictions established by the Compensation Committee are satisfied. A restricted stock unit award obligates us to issue a specified number of shares of our common stock (or their cash equivalent) in the future if vesting conditions or other restrictions established by the Compensation Committee are satisfied. The Compensation Committee determines the number of shares covered by an award of restricted shares or restricted stock units and establishes the terms of the award, including the vesting conditions and/or restrictions for the award. The vesting conditions may relate to the continuance of the participant’s employment or service, the satisfaction of specified performance goals (relating to us, a unit of our company, or the participant) within a specified period, other factors, or a combination of factors. A participant will forfeit a restricted share or restricted stock unit award to the extent its vesting conditions or other restrictions are not satisfied within the period established by the Compensation Committee.

Restricted shares will carry voting and dividend rights unless the Compensation Committee provides otherwise in the award agreement, or unless the vesting of the restricted shares are subject to the satisfaction of performance goals, in which case no dividend will be payable unless and until the performance goals are achieved. A restricted stock unit award does not carry voting or dividend rights, but the Compensation Committee may provide in the award agreement for the payment of dividend equivalents if the award’s vesting conditions are satisfied.

Profits Interest Units (LTIP Units)

An LTIP unit is a unit of limited partnership interest in the Operating Partnership that is intended to constitute a “profits interest” within the meaning of the Code and the guidance thereunder. LTIP units may be issued only to participants for the performance of services to or for the benefit of the Operating Partnership in the participant’s capacity as a partner of the Operating Partnership, in anticipation of the participant becoming a partner of the Operating Partnership, or as otherwise determined by the Compensation Committee. A LTIP unit will become vested at such times and subject to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Partnership Agreement”) and such additional conditions as the Compensation Committee may determine.

Dividend Equivalents

A dividend equivalent is the right to receive the equivalent value (in cash or shares of our common stock) of dividends paid on shares of our common stock during the term of the award. A recipient of dividend equivalents will receive credits as of each dividend payment date during the period of the award as if the underlying shares of our common stock had been then held by the recipient. Dividend equivalents may be granted by the Compensation Committee alone or in tandem with another award, provided that no dividend equivalents may be paid with respect to options or stock appreciation rights. Dividend equivalents credited to the recipient may be converted to cash or additional shares of our common stock in accordance with such formula and at such time, and subject to such limitations, as may be determined by the Compensation Committee. Dividend equivalents granted with respect to shares of our common stock covered by an award subject to performance-based or service-based vesting may only be paid at such time or times, and only to the extent that, such performance-based or service-based vesting conditions are satisfied.

Other Forms of Award

The 2016 Plan permits the grant of cash-based awards and other forms of award that provide for the issuance of shares of our common stock, or that are denominated in or measured by the fair market value of a share of our common stock, or provide for payment in shares of our common stock rather than cash under a bonus or incentive plan of Parkway. The Compensation Committee will determine the terms and conditions of any such award.

Vesting of Full Value Awards

Full value awards (that is, awards other than options and stock appreciation rights) must become vested over a period of three years or longer, except that any full value awards subject to performance-based vesting must become vested over a period of one year or longer. The Compensation Committee may waive vesting requirements upon a participant’s death, disability, retirement, other specified termination of service, or upon a change in control.

Performance Goals

The 2016 Plan is designed to permit the Compensation Committee to grant awards to covered executive officers that will constitute qualified performance-based compensation for purposes of Section 162(m) of the Code; however, the Compensation Committee may exercise its discretion to award compensation under the 2016 Plan that would not qualify as qualified performance-based compensation under Section 162(m) of the Code.

Section 162(m) generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly traded corporation to its principal executive officer or any of the three other most highly-compensated officers (excluding the principal financial officer), as determined in accordance with the applicable rules under the Exchange Act. Under the Code, however, there is no limitation on the deductibility of compensation paid to such officers, who are referred to as “covered employees,” that represents qualified performance-based compensation as determined under the Code. To constitute qualified performance-based compensation, the compensation paid by us to our covered employees must be paid solely on account of the achievement of one or more objective performance goals established in writing by the Compensation Committee while the achievement of such goals is substantially uncertain. Performance goals may be based on one or more performance measures consisting of business criteria that apply to the covered employee, a business unit, or Parkway, a subsidiary, or other affiliate on an individual or a consolidated basis, but need not be based on an increase or positive result under the business criteria selected.

The 2016 Plan authorizes the establishment of performance goals on an objective test of performance based on one or more of the following criteria: revenue; earnings; net earnings; operating earnings; earnings before taxes; EBITDA; earnings per share; stock price; costs; return on equity; return on assets; assets management; asset quality; asset growth; budget achievement; NOI; average occupancy; year-end occupancy; FFO; adjusted funds from operations (“AFFO”); funds available for distribution (“FAD”); dividend or FAD payment; total stockholder return on an absolute basis or a relative basis measured against comparable peers or a real estate index; leverage ratios; capital expenditures; customer satisfaction survey results; property operating expense savings; design, development, permitting, or other progress on designated properties; third-party fee generation; leasing goals; goals relating to mergers and acquisitions or divestitures, targeted financing, or capital market objectives; lease retention; liability management; credit management; certain levels of operating expense; growth in assets, unit volume, revenue, sales, or market share; or strategic business criteria consisting of one or more objectives based on specified revenue goals, market penetration goals, geographic business expansion goals, or cost targets.

Performance goals may be established for Parkway as a whole, on a per share basis, or for our various properties, groups, divisions, or subsidiaries or the Operating Partnership, or a combination of them. Performance goals may be based on absolute performance or on performance relative to performance of unrelated businesses specified by the Compensation Committee, on other external measures of the selected performance criteria, or on comparison to any prior period or to budget or target.

Grants to Non-Employee Directors

The 2016 Plan permits the grant of awards to our directors who are not our employees or employees of the Operating Partnership or our subsidiaries, provided the grants are made in accordance with a written nondiscretionary formula established by our board of directors. Notwithstanding the terms of any such nondiscretionary formula, the aggregate grant date fair value of awards to a non-employee director in any one calendar year may not exceed $1,000,000.

Adjustments in Authorized Shares and to Awards

The 2016 Plan provides that, in the event of a change in our capitalization, a corporate transaction involving us, or our reorganization or liquidation, the Compensation Committee will adjust the number and class of shares of our common stock remaining available for awards under the 2016 Plan, the number of shares subject to outstanding awards, the exercise or purchase prices under outstanding awards (as applicable), and the limits on awards, in a manner the Compensation Committee determines equitable to prevent dilution or enlargement of benefits or rights under the 2016 Plan.

Forfeiture on Misconduct; Recoupment

Under the 2016 Plan, a participant will forfeit all rights under outstanding awards if the Compensation Committee determines that the participant’s behavior constitutes misconduct as defined in the 2016 Plan. The 2016 Plan permits the Compensation Committee to provide in an award agreement or in a policy applicable to awards under the 2016 Plan that, under specified conditions, a participant will be obliged to return to the Company amounts paid and shares of our common stock distributed under the 2016 Plan. By way of illustration, the specified conditions may include the occurrence of an error in financial reporting resulting in payment of excess performance-based compensation. In addition to the foregoing, all awards (and benefits derived therefrom) will be subject to any claw back policy implemented by Parkway, including any such policy implemented to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulations.

Change in Control

If we experience a change in control in which outstanding awards under the 2016 Plan will not be assumed, continued, or replaced with equivalent awards by the surviving entity, then the Compensation Committee may determine in its sole discretion that (i) all outstanding options and stock appreciation rights will immediately vest and become exercisable, and (ii) all restrictions and other conditions applicable to any outstanding restricted shares, restricted stock units, and other share-based awards, including any vesting requirements, will immediately lapse, and any performance goals relevant to such award will be deemed to have been achieved at the target level, with all such awards becoming free from restrictions and, with respect to restricted stock units, becoming payable immediately or otherwise upon the earliest permissible date. In addition, in such situation, the Compensation Committee may determine to cancel such awards and pay the participants cash, property, or a combination of cash and property equal to the net value the holders of such cancelled awards otherwise would have received pursuant to the change in control. If we experience a change in control in which outstanding awards under the 2016 Plan are assumed, continued, or replaced with equivalent awards by the surviving entity, if any participant is terminated other than for cause (as defined in the 2016 Plan) or terminates his or her employment for good reason (as defined in the 2016 Plan) within two years following such change in control, any awards of such participant that were assumed, continued, or replaced by the surviving entity automatically will be given the treatment described in the first sentence of this paragraph.

In summary, a change in control under the 2016 Plan occurs if:

(i)	a person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the direct or indirect beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of 45% or more of the combined voting power of our then-outstanding securities;

(ii)	we close on a merger or consolidation transaction (other than a transaction which would result in our voting securities before the transaction continuing to represent more than 55% of the combined voting power of the securities of the surviving entity);

(iii)	we close on the sale or disposition of all or substantially all of our assets; or

(iv)	there has been a change in 50% or more of the voting power of the members of our board of directors in any rolling twelve-month period, provided that any new directors whose election by our board of directors or whose nomination by our board of directors for election by our stockholders was approved by a vote of at least a majority of the members of our board of directors shall not constitute a change in voting power of the members of our board of directors.

Our board of directors retains full and final authority to determine whether a change in control has occurred, the date of a change in control, and any matters incidental to a change in control.

Transferability

Awards are not transferable other than by will or the laws of descent and distribution. Awards requiring exercise are exercisable during the lifetime of a participant only by the participant or, in the event the participant becomes legally incompetent, by the participant’s guardian or legal representative. Notwithstanding the foregoing, the Compensation Committee may permit a participant to transfer, not for value, all or part of a nonstatutory stock option or stock appreciation right to a family member (as defined in the 2016 Plan). If so transferred, the nonstatutory stock option or stock appreciation right will continue to be subject to the same terms and conditions as were applicable immediately prior to such transfer and shares acquired pursuant to such award shall be subject to the same restrictions with respect to transfer of such shares as would have applied to the participant.

Prohibition against Repricing

Except for adjustments in connection with a change in our capitalization, a corporate transaction involving us, or our reorganization or liquidation, an option or stock appreciation right may not be (i) amended to reduce the exercise price or (ii) cancelled in exchange for cash or another option, stock appreciation right, or other stock-based award, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off, or other similar corporate transaction. We may not take any other action that is treated as a repricing under generally accepted accounting principles.

U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of awards under the 2016 Plan for participants and Parkway will depend on the type of award granted. The following summary description of tax consequences is intended only for the general information of stockholders. A participant in the 2016 Plan should not rely on this description and instead should consult his or her own tax advisor.

Options. The grant of an option will have no tax consequences for us or the participant. Upon the exercise of a nonstatutory stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the acquired shares on the exercise date over the exercise price. Upon a subsequent sale or exchange of the acquired shares, the participant will realize a capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised).

Upon the exercise of an ISO, the participant will not recognize any ordinary income. However, the alternative minimum tax may apply, because the excess of the fair market value of ISO shares on the date of exercise over the exercise price is an adjustment to the participant’s alternative minimum taxable income. If there is no disposition of ISO shares before the later of two years from the date of grant and one year from the date of exercise, then the participant will realize a long-term capital gain or loss upon a sale or exchange of the ISO shares. If the ISO shares are sold or exchanged before the later of two years from the date of grant and one year from the date of exercise, the amount of gain realized on the sale or exchange or, if less, the excess of the fair market value on the exercise date over the exercise price, will be ordinary income for the participant; any balance of the gain or loss recognized by the participant on the sale will be a capital gain or loss.

If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, we will be entitled to a deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

A participant who has transferred a nonstatutory stock option to a family member by gift will realize taxable income at the time the option is exercised by the family member. The participant will be subject to withholding of income and employment taxes at that time. The family member’s tax basis in the shares will be the fair market value of the shares on the date the option is exercised. The transfer of vested nonstatutory stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares of our common stock acquired on exercise of the transferred options will be includable in the participant’s estate for estate tax purposes.

Stock Appreciation Rights. The grant of a stock appreciation right will have no tax consequences for the participant. Upon the exercise of a stock appreciation right, the participant will recognize ordinary income equal to the amount of cash paid and the fair market value of any shares of our common stock delivered to the participant. We will be entitled to a deduction in the same amount, subject to Section 162(m) of the Code and, as to stock appreciation rights that are settled in shares of our common stock, if the Company complies with applicable reporting requirements.

Restricted Shares and Restricted Stock Units. Upon the grant of a restricted share or restricted stock unit award, there will be no tax consequences to the participant. Generally, the participant will recognize ordinary income on the date the award vests in an amount equal to, in the case of restricted shares, the value of the shares on the vesting date, or, in the case of restricted stock units, the amount of cash paid and the fair market value of any shares delivered on the vesting date. With respect to restricted shares, under Section 83 of the Code, if we permit a participant to do so, a participant may elect to recognize income at the date of grant rather than the date of vesting. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, we will be entitled to a deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Dividend Equivalents. The grant of dividend equivalents will have no tax consequences for the participant. Generally, the participant will recognize ordinary income on the amount distributed and at the time distributed to the participant pursuant to the award of dividend equivalents. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Code, we will be entitled to a deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

LTIP Units. LTIP units that constitute “profits interests” within the meaning of the Code and published IRS guidance will generally have no tax consequences for the participant on the date of grant or, if not vested on the date of grant, on vesting. The participant, however, will be required to report on his or her income tax return the participant’s allocable share of the Operating Partnership’s income, gains, losses, deductions, and credits, regardless of whether the Operating Partnership makes a distribution of cash. Instead, the LTIP units are generally taxed upon a disposition of the units or distributions of money to the extent that such amounts received exceed the basis in the LTIP units. Generally, no deduction is available to us upon the grant, vesting, or disposition of the LTIP units. If LTIP units are granted to a participant who is our employee, the issuance of those units may cause wages paid to the participant to be characterized and subject to taxation as self-employment income. If treated as a self-employed partner, the participant will be required to make quarterly income tax payments rather than having amounts withheld by us. Additionally, if self-employed, the participant must pay the full amount of all FICA employment taxes on the employee’s compensation, whereas regular employees are responsible only for a portion of these taxes. To date, the Internal Revenue Service has not issued definitive guidance regarding the treatment of wages paid to partner-employees.

Section 83(b) Filings; REIT Status

No participant in the 2016 Plan may make an election under Section 83(b) of the Code with respect to an award under the 2016 Plan without the consent of the Compensation Committee. Notwithstanding provisions of the 2016 Plan to the contrary, no awards will be granted or will vest, be paid, or become exercisable to the extent that any person otherwise would then be in violation of the ownership limit set forth in Parkway’s Articles or any other provisions thereof or to the extent that Parkway’s status as a REIT could be impaired.

Registration with the SEC

We filed a Registration Statement on Form S-8 relating to the 2016 Plan with the SEC pursuant to the Securities Act as of the date of the Spin-Off, October 7, 2016.

401(k) Plan

Upon recommendation of the Compensation Committee, our board of directors assumed and continued the Parkway Properties 401(k) Profit Sharing and Retirement Plan, which is a defined contribution profit-sharing plan with a salary deferral feature under Section 401(k) of the Code and which was renamed the Parkway, Inc. 401(k) Profit Sharing and Retirement Plan (the “401(k) Plan”). Eligible employees may make elective deferrals to the 401(k) Plan and currently may become eligible to receive (i) employer matching contributions equal to 50% of the employee’s total contributions to the 401(k) Plan, up to a maximum of 10% of the employee’s eligible compensation and/or (ii) discretionary employer contributions.

Separation Pay Plan

Upon recommendation of the Compensation Committee, our board of directors has adopted the Parkway, Inc. Separation Pay Plan, which is a broad-based severance plan. Because each of our named executive officers is party to employment agreement with us, our named executive officers are not eligible to participate in the plan. Upon a termination of an employment without “cause” (as defined in the plan), an eligible employee may become eligible for (i) two weeks of base pay or (ii) if an eligible employee executes and does not revoke a waiver and release agreement, one month of base pay for each year of service, with a minimum of three months and a maximum of 12 months.

Director Compensation

We expect to establish compensation practices for our eligible non-employee directors that will be aligned with creating and sustaining equityholder value whereby such directors will receive customary compensation for their service as members of our board of directors and its committees. We expect that all members of our board of directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such service. Mr. Heistand will not receive any compensation for serving on our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of November 3, 2016, Parkway had outstanding approximately 49,110,645 shares of common stock, 858,417 shares of limited voting stock, and 1,025,752 OP units.

Security Ownership of Certain Beneficial Owners

The following table reports the beneficial ownership of Parkway common stock by each person or group (as those terms are used in Section 13(d)(3) of the Exchange Act) that beneficially owned more than 5% of the outstanding shares of Parkway common stock as of November 3, 2016, based on certain filings made under Section 13 of the Exchange Act by each respective person or group. Unless otherwise stated in the footnotes, shares are owned directly and the person has sole voting and investment power with respect to the securities owned by such person. Unless otherwise stated, the address of each named person is c/o Parkway, Inc., Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

Name and Address	Number of Shares of Common Stock	Percent of Common Stock(1)
The Vanguard Group, Inc.(2) 100 Vanguard Blvd. Malvern, Pennsylvania 19335	6,367,211	13.0%
FMR LLC(3) 245 Summer Street Boston, Massachusetts 02210	5,377,610	10.9%
Blackrock, Inc.(4) 40 East 52nd Street New York, New York 10002	5,072,444	10.3%
TPG Funds(5)(6) 301 Commerce Street, Suite 330 Fort Worth, Texas 76102	4,821,416	9.8%
Invesco Ltd.(7) Two Peachtree Pointe 1555 Peachtree Street NE Atlanta, GA 30309	3,438,245	7.0%
Vanguard Specialized Funds—Vanguard REIT Index Fund—23-2834924(8) 100 Vanguard Blvd. Malvern, Pennsylvania 19335	3,083,619	6.3%

(1)	Based on 49,110,645 shares of common stock outstanding as of November 3, 2016.
(2)	Based upon amended Statements on Schedule 13G filed on February 10, 2016, with respect to Cousins, and February 11, 2016, with respect to Legacy Parkway, with the SEC, The Vanguard Group, Inc. has sole dispositive power with respect to 6,275,832 shares of common stock, shared dispositive power with respect to 91,379 shares of common stock, sole voting power with respect to 120,509 shares of common stock, and shared voting power with respect to 35,403 shares of common stock. The Statements on Schedule 13G further indicated that Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of and directs the voting of 52,659 shares of common stock as a result of its serving as investment manager of collective trust accounts and that Vanguard Investments Australia, Ltd., a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 106,570 shares of common stock as a result of its serving as investment manager of Australian investment offerings.

(3)	Based upon Statements on Schedule 13G each filed on February 12, 2016 with the SEC with respect to Legacy Parkway and Cousins that indicated that FMR LLC, the parent company of Fidelity Management & Resource Company, has sole dispositive power with respect to 5,377,610 shares of common stock and sole voting power with respect to 1,542,184 shares of common stock.
(4)	Based upon amended Statements on Schedule 13G filed on January 8, 2016, with respect to Cousins, and January 27, 2016, with respect to Legacy Parkway, with the SEC, Blackrock, Inc. has sole dispositive power with respect to 5,072,444 shares of common stock and sole voting power with respect to 4,958,834 shares of common stock. The Schedule 13G/As further indicated that several subsidiaries of Blackrock, Inc., listed in Exhibit A to that schedule, are beneficial owners of common stock. The Schedule 13G/As state that the following subsidiaries of Blackrock, Inc. acquired the securities reported on the schedule: BlackRock (Luxembourg) S.A., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Advisors (UK) Limited, BlackRock Fund Managers Ltd, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC and BlackRock Japan Co Ltd.
(5)	TPG Funds refers to TPG Pantera and TPG Management, collectively.
(6)	Total includes 4,808,454 shares held by TPG Pantera, whose general partner is TPG GenPar VI Delfir AIV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar VI Delfir AIV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Cayman Islands limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman Islands corporation, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). Total also includes 12,962 shares held by TPG Management, whose sole member is TPG Capital Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings II Sub, L.P., a Delaware limited partnership, whose general partner is TPG Holdings, II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is Group Advisors. David Bonderman and James G. Coulter are officers and sole stockholders of Group Advisors and may therefore be deemed to beneficially own the shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by the TPG Funds except to the extent of their pecuniary interest therein. The address of TPG Advisors VI, Inc., Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(7)	Based upon an amended Statement on Schedule 13G filed with the SEC with respect to Cousins on February 9, 2016, Invesco Ltd. has sole voting power with respect to 2,304,070 shares of common stock and sole dispositive power with respect to 3,438,245 shares of common stock.
(8)	Based upon amended Statements on Schedule 13G each filed on February 9, 2016 with the SEC with respect to Legacy Parkway and Cousins, Vanguard Specialized Funds—Vanguard REIT Index Fund — 23-2834924 does not have dispositive power with respect to any shares of common stock and sole voting power with respect to 3,083,619 shares of common stock.

Security Ownership of Directors and Officers

The following table reports, as of November 3, 2016, the number of shares of Parkway common stock, Parkway limited voting stock and OP units beneficially owned by (i) each of our directors, (ii) each of our named executive officers and (iii) all of our directors and executive officers. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within

60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise stated in the footnotes, shares are owned directly and the person has sole voting and investment power with respect to the securities owned by such person. Unless otherwise stated, the address of each named person is c/o Parkway, Inc., Bank of America Center, 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

Name	Total Common Stock and OP Units		Percent of Common Stock	Percent of Common Stock and OP Units(1)	Limited Voting Stock	Percent of Limited Voting Stock(1)
Scott E. Francis	12,885	(2)	*	*	—	—
James R. Heistand	891,533	(3)	1.8%	1.8%	—	—
M. Jayson Lipsey	120,504	(4)	*	*	—	—
Avi Banyasz(5)	—		*	*	—	—
James H. Hance, Jr.	11,721		*	*	—	—
Frank J. “Tripp” Johnson, III(6)	—		*	*	—	—
Craig B. Jones	10,473	(7)	*	*	—	—
R. Dary Stone	23,558		*	*	—	—
James A. Thomas	1,262,358	(8)	2.5%	2.5%	858,417	100%
All directors and executive officers as a group (10 people)	2,333,032		4.7%	4.7%	858,417	100%

*	Less than 1%.
(1)	Based on approximately 49,110,645 shares of common stock, 858,417 shares of limited voting stock and 1,025,752 OP units outstanding as of November 3, 2016.
(2)	Includes OP units that are convertible into 5,306 shares of common stock at the holder’s election. Excludes 31,892 RSUs, each of which represents a right to receive one share of common stock upon vesting.
(3)	Includes (A) 9,168 shares of common stock held by ACP-JRL Partnership, Ltd, a family limited partnership, and 6,095 shares of common stock held by ACP Laurich Partnership, Ltd., as to each of which Mr. Heistand disclaims beneficial ownership except to the extent of his pecuniary interest therein, (B) 44,596 shares of common stock pledged as security for a line of credit with TD Ameritrade, which pledge was in place prior to the Spin-Off, (C) fully vested options to purchase 557,526 shares of common stock, and (D) OP units that are convertible into 13,937 shares of common stock at the holder’s election. Excludes 109,045 RSUs, each of which represents a right to receive one share of common stock upon vesting.
(4)	Includes (A) fully vested options to purchase approximately 99,034 shares of common stock and (B) OP units that are convertible into 7,262 shares of common stock at the holder’s election. Excludes (A) unvested options to purchase approximately 33,011 shares of common stock, which unvested options will not vest within 60 days of November 3, 2016 and (B) 59,058 RSUs, each of which represents a right to receive one share of common stock upon vesting.
(5)	Mr. Banyasz is a TPG nominated director. Mr. Banyasz does not have voting or investment power over, and disclaims beneficial ownership of, the shares held by TPG Pantera and TPG Management. The address for Mr. Banyasz is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(6)	Mr. Johnson is a TPG nominated director. Mr. Johnson does not have voting or investment power over, and disclaims beneficial ownership of, the shares held by TPG Pantera and TPG Management. The address for Mr. Johnson III is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(7)	Includes 102 shares of common stock held in trust for the benefit of his children, of which Mr. Jones disclaims beneficial interest.
(8)	Includes 1,683 shares held in trust for the benefit of immediate family members, of which Mr. Thomas disclaims beneficial ownership, except to the extent of his pecuniary interest, and 858,420 OP units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions

This section summarizes material agreements between us and certain related parties and agreements between us and Cousins that govern the ongoing relationships between the two companies after the Spin-Off. The agreements with Cousins provided for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s-length, may be entered into between us and Cousins after the Spin-Off. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are filed as exhibits to the registration statement on Form S-11 of which this prospectus is a part, and are incorporated herein by reference.

Agreements with Cousins

Following the Spin-Off, we and Cousins operate as independent public companies. Cousins LP owns all of the shares of our non-voting preferred stock. To govern certain ongoing relationships between us and Cousins after the Spin-Off, and to provide mechanisms for an orderly transition, we and Cousins entered into agreements pursuant to which certain services and rights will be provided for following the Spin-Off, and we and Cousins will indemnify each other against certain liabilities arising from our respective businesses. Please refer to the discussion under “Our Relationship with Cousins.”

Agreement with the TPG Parties

In connection with the Spin-Off on October 7, 2016, Parkway entered into the TPG Stockholders Agreement with the TPG Parties, in order to establish various arrangements and restrictions with respect to governance of Parkway and certain rights with respect to common stock of Parkway owned by the TPG Parties.

Pursuant to the terms of the Merger Agreement, Parkway has a seven member board of directors. Pursuant to the terms of the TPG Stockholders Agreement, two members of the Parkway board of directors have been designated by TPG Pantera. TPG Pantera has the right to nominate a specified number of directors to our board of directors for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% of the issued and outstanding shares of Parkway common stock. TPG is entitled to nominate to our board of directors (i) three directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of Parkway common stock is at least 30%, (ii) two directors if TPG Pantera’s beneficial ownership of the issued and outstanding shares of Parkway common stock is at least 5% but less than 30% and (iii) one director if TPG Pantera’s beneficial ownership of the issued and outstanding shares of Parkway common stock is at least 2.5% but less than 5%.

In addition, we have agreed to constitute our Investment Committee as a four member committee and (i) for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the issued and outstanding shares of Parkway common stock, TPG Pantera will have the right to have two of its designees to our board of directors appointed to the Investment Committee and one of its designees to our board of directors appointed to the Compensation Committee; and (ii) for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 2.5% but less than 5% of the issued and outstanding shares of Parkway common stock, TPG will have the right to have one of its designees to our board of directors appointed to the Investment Committee and the Compensation Committee. Pursuant to the terms of the TPG Stockholders Agreement, TPG Pantera also will have the right to consent to the following actions for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the issued and outstanding shares of Parkway common stock, other than in connection with any change in control of Parkway: (i) any increase or decrease in the size of the Investment Committee or the Compensation Committee; and (ii) any change in the rights and responsibilities of either the Investment Committee or the Compensation Committee.

Pursuant to the terms of the TPG Stockholders Agreement, for so long as TPG Pantera’s designees are appointed to the Investment Committee or the Compensation Committee, the Investment Committee and Compensation Committee may only act by majority approval, and the rights and responsibilities of the Investment Committee will include, other than in connection with a change of control of Parkway, approval of: (i) any incurrence of indebtedness with a principal amount greater than $20 million; and (ii) certain other operational and investment related matters (which include property acquisitions and dispositions, material leases, certain mortgage and unsecured financing and material service contracts, but which exclude any and all activities related to the issuance, redemption or buy-back of equity securities or equity-linked securities). In addition, during such period, the rights and responsibilities of the Compensation Committee will include, other than in connection with a change of control of Parkway, approval of: (i) subject to the receipt of the approval of Parkway stockholders with respect to such responsibility, the hiring or termination of any of Parkway’s chief executive officer, chief financial officer, chief operating officer and chief investment officer, or any material change in any of the duties of any such executive officers; and (ii) any future compensation arrangements for such officers. During such period, our board of directors may not approve such matters without the affirmative approval of the Investment Committee or the Compensation Committee, as applicable.

Pursuant to the terms of the TPG Stockholders Agreement, except for certain permitted issuances, TPG Pantera will have a preemptive right to participate in our future equity issuances for so long as TPG Pantera (together with its affiliates, other than portfolio companies of TPG Pantera or its affiliates) beneficially owns at least 5% of the outstanding shares of Parkway common stock. TPG Pantera’s preemptive rights with respect to any equity issuances of Parkway common stock or securities convertible into or exercisable for Parkway common stock will be subject to NYSE rules that may limit or restrict such rights.

The TPG Stockholders Agreement also provides the TPG Parties with customary registration rights following the Spin-Off, subject to the terms and conditions of the TPG Stockholders Agreement. Pursuant to such registration rights, we are obligated to use commercially reasonable efforts to file a registration statement with the SEC within 30 days following the closing of the Merger to register for resale the shares held by the TPG Parties. The registration statement of which this prospectus is a part is being filed in accordance with such obligations. In addition, beginning 180 days after the closing of the Merger, the TPG Parties will have, subject to certain limitations, the right to require us to register TPG Pantera’s securities on three separate occasions and, beginning one year after the closing of the Merger, will have limited piggyback registration rights in connection with offerings by other stockholders.

In addition, our board of directors has granted TPG an exemption from the stock ownership limits contained in our Charter to enable TPG to acquire up to 32% of our common stock, subject to continued compliance with the terms of our Charter.

On September 28, 2016, Eola Capital entered into an agreement with affiliates of the TPG Parties (“TPG Owner”) pursuant to which Eola Capital performs property management, accounting and finance services for such affiliates at certain assets owned by TPG Owner. The management agreement has a one-year term. Prior to the first anniversary of the effective date of the management agreement, TPG Owner may terminate the management agreement for any or no cause by providing 60 days’ prior written notice to Eola Capital; provided, however, that TPG Owner will be required to hire or cause to be hired certain employees listed in the management agreement and will indemnify and hold harmless Eola Capital for any severance obligations with respect to such employees, subject to certain conditions. Following the first anniversary of the effective date of the management agreement, the management agreement may be terminated at any time for any or no cause by (i) Eola Capital by providing 120 days’ prior written notice to TPG Owner, or (ii) TPG Owner by providing 60 days’ prior written notice to Eola Capital. Pursuant to the management agreement, Eola Capital receives a monthly management fee equal to approximately 2.5% of the aggregate gross revenues received from the operation of the properties and is reimbursed for certain personnel expenses. We expect that Eola Capital will receive approximately $566,000 in management fees and approximately $541,000 in salary reimbursements during each year of the term of the agreement; provided, however, that the management fees are subject to the gross revenues generated by the properties and, accordingly, may fluctuate from time to time. The salary reimbursements that Eola Capital receives may also be adjusted from time to time depending on the Eola Capital employees that are assigned to work on matters related to the assets and reasonable cost-of-living adjustments.

Agreement with Mr. James A. Thomas

Concurrently with the execution of the Merger Agreement, Legacy Parkway and Parkway LP entered into the Thomas Letter Agreement with the Mr. James A. Thomas, the Chairman of our Board of Directors, and the other Thomas Parties. The Thomas Letter Agreement supplements an existing letter agreement among the parties with respect to the same matters. Pursuant to the Thomas Letter Agreement, among other things:

•	Legacy Parkway and Parkway LP agreed to cause Mr. Thomas to be appointed chairman of our board of directors following consummation of the Merger and, subject to certain continuing equity ownership requirements, to nominate Mr. Thomas for election to the board of directors at the 2017 annual meeting of Parkway stockholders (and, if elected, to cause him to be re-appointed as chairman for three one-year terms, expiring at the 2020 annual meeting of stockholders);

•	the parties agreed that the Registration Rights Agreement will survive the consummation of the Merger and be binding on Parkway with respect to the common stock of Parkway that the Thomas Parties and other related persons may receive upon redemption of their OP units of Parkway LP. Pursuant to the Registration Rights Agreement, the covered holders generally have certain shelf registration rights (to request shelf registration), demand registration rights (to demand an underwritten offering in excess of $10,000,000 within any 12 month period) and piggyback registration rights (with respect to offerings by Parkway for its own account or the account of others stockholders), in each case with respect to shares of our common stock held by them, including shares underlying OP units in Parkway LP;

•	prior to the Merger, Parkway LP modified existing tax protection agreements (which provided Mr. Thomas and the Thomas Parties with an opportunity to contribute up to $39 million of capital in connection with a mortgage loan) in favor of Mr. Thomas and the Thomas Parties, pursuant to which their respective guarantee or contribution opportunities were increased to up to $129 million, and Mr. Thomas and the Thomas Parties were given the opportunity to make a capital contribution of up to $90 million in connection with certain existing mortgage loans. If those loans are no longer available, Parkway shall use commercially reasonable efforts to provide a replacement guarantee or contribution opportunity of up to an aggregate of $129 million. This obligation extends for five years after the current tax protection period expires in October 2016, subject to earlier termination in the event of a going private transaction, sale of all or substantially all of Parkway’s assets or certain similar transactions; and

•	we agreed to issue shares of Parkway to the Thomas Parties if they exercise their redemption rights under the Parkway LP Partnership Agreement.

In the event of a going private transaction, at any time when the Thomas Parties continue to own collectively at least 50% of the OP units in Parkway LP, we will use commercially reasonable efforts to cause the acquiring entity to offer to the Thomas Parties the opportunity (x) to receive a preferred equity interest in the successor to Parkway LP or the surviving entity (i) with a liquidation preference equal to the cash the Thomas Parties otherwise would have received had Mr. Thomas and the Thomas Parties exchanged their OP units in Parkway LP for shares of Parkway common stock immediately prior to such transaction, and (ii) a market dividend (provided that in any event, a dividend rate of at least 5% shall be deemed satisfactory regardless of market conditions) and (y) the opportunity to provide debt guarantees for the remainder of the five-year period described above.

The foregoing provisions of the Thomas Letter Agreement are binding on us, and in accordance with the Separation and Distribution Agreement, are not binding upon Cousins, Cousins LP or any of their subsidiaries. The Thomas Letter Agreement became effective upon the consummation of the Merger and the Spin-Off and, at that time, the letter agreement between Legacy Parkway and the Thomas Parties terminated. The Thomas Letter Agreement will terminate upon the occurrence of a going private transaction, sale of all or substantially all of Parkway’s assets, or certain similar transactions.

Employment Agreements

We assumed from Legacy Parkway an employment agreement, as amended by the waiver agreement, with each of our executive officers effective upon completion of the Spin-Off. These employment agreements provide for base salary, bonus and other benefits, including accelerated vesting of equity awards upon a termination of the executive’s employment under certain circumstances. See “Executive and Director Compensation—Executive Compensation—Narrative Disclosure to the Summary Compensation Table—Employment Agreements.”

Indemnification Agreements for Officers and Directors

We entered into indemnification agreements with our directors and executive officers effective upon completion of the Spin-Off. These indemnification agreements provide indemnification to these persons by us to the maximum extent permitted by Maryland law and certain procedures for indemnification, including advancement by us of certain expenses relating to claims brought against these persons under certain circumstances. See “Management—Indemnification of Directors and Executive Officers.”

OUR RELATIONSHIP WITH COUSINS

The Spin-Off was consummated by Cousins on October 7, 2016, following which we and Cousins operate as independent public companies. To provide for the Separation, the UPREIT Reorganization, and the Spin-Off and to govern certain ongoing relationships between us and Cousins after the Spin-Off, we entered into each of the Separation and Distribution Agreement, the Tax Matters Agreement, and the Employee Matters Agreement with Cousins and certain other parties thereto, each as of October 5, 2016.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth, among other things, our agreements with Cousins regarding the principal transactions for the Separation and sets forth other agreements that govern certain aspects of our relationship after the Spin-Off. The agreement also includes various post-closing covenants, mutual releases, and indemnification provisions, as summarized below. This summary is subject to, and qualified in its entirety by reference to, the Separation and Distribution Agreement, which is Exhibit 2.1 to the registration statement of which this prospectus is a part.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement provided for various individual transactions that were consummated in the Separation and the UPREIT Reorganization, including with respect to the assets transferred to and liabilities assumed by us and the assets transferred to and liabilities assumed by Cousins.

Cash Assets

Prior to the Spin-Off and in connection with the Separation and UPREIT Reorganization, we retained $42.3 million in cash. Pursuant to the Separation and Distribution Agreement, following the Spin-Off, Cousins paid us a cash amount equal to a ratable portion of the October 2016 rent actually collected with respect to our assets, less cash on hand at Parkway or any of its subsidiaries in excess of $42.3 million, which the parties will true up (including any collections of October rent received after the Spin-Off) following the end of the month in which the Spin-Off occurs. This payment and the retained amount will be deemed paid in full satisfaction of all rights pertaining to any cash or cash equivalents related to or reserved for the Houston Business, and no other assets, cash or cash equivalents shall be payable or deliverable to us pertaining to cash or cash equivalents.

Transition Services

The Separation and Distribution Agreement provides for the following transition services (collectively, the “Transition Services”):

•	until such time as we file our report on Form 10-K for the year ended December 31, 2016, Cousins shall reasonably cooperate, and shall use commercially reasonable efforts to cause Cousins’ independent accounting firm to reasonably cooperate, in the preparation of our filings with the SEC;

•	we shall provide Cousins with reasonable access to Legacy Parkway’s email accounts, so that Cousins may fully migrate the historical emails of Legacy Parkway employees;

•	until the one-year anniversary of the effective time of the Spin-Off, Cousins shall provide us with reasonable access to information related to the Houston assets contributed by Cousins to us contained on the “Yardi Systems” accounts of Cousins or any of its subsidiaries; and

•	from and after the effective time of the Spin-Off, until such time as we and Cousins have filed each of our Annual Reports on Form 10-K for the year ended December 31, 2016, we and Cousins will reasonably cooperate and assist one another in providing all information necessary to accurately record the Merger, the Separation and the Spin-Off in each of our financial statements in accordance with GAAP.

Release of Claims

Neither party will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than with respect to a third-party claim. We and Cousins also released the other party and its directors, officers, employees, agents and equity holders from all liabilities related to the releasing party’s business or assets owned by such party after the Spin-Off, liabilities arising from or in connection with the Separation and UPREIT Reorganization, all liabilities arising from, or in connection with, the provision of any of the Transition Services, including the provision of information and liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the Spin-Off, other than certain specified liabilities, including without limitation liabilities arising out of the agreements among the parties with respect to the Merger, the Separation, the UPREIT Reorganization and the Spin-Off, liabilities allocated pursuant to such agreements and liabilities in connection with material misstatements or omissions from disclosure documents, among others. Neither party will make any claim against the other or such directors, officers, employees, agents or equity holders with respect to any such liability. The foregoing in no way limits the rights of the parties under the Merger Agreement.

Indemnification

In the Separation and Distribution Agreement, we agreed to indemnify, defend and hold harmless Cousins, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	certain liabilities related to its businesses or assets as set forth in the Separation and Distribution Agreement and our failure to pay any such liabilities in accordance with their terms;

•	third-party claims relating to the Houston Business or our assets;

•	our breach of the Separation and Distribution Agreement or any ancillary agreement;

•	guarantees, credit support arrangements or similar undertakings for the benefit of us by Cousins;

•	any liabilities arising from, or in connection with, the provision of any of the Transition Services, including the provision of information;

•	any untrue statement of material fact or omission in our registration statement on Form 10 (other than statements explicitly made by Cousins, as specified on a schedule to the Separation and Distribution Agreement); and

•	any untrue statement of material fact or omission with respect to certain specified statements made in our name in the joint proxy statement/prospectus filed with respect to the Merger or any other disclosure document filed by Cousins.

Cousins agreed to indemnify, defend and hold harmless, us and each of our affiliates and each of our and our affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	certain liabilities related to is businesses or assets as set forth in the Separation and Distribution Agreement and the failure of Cousins to pay any such liabilities in accordance with their terms;

•	third-party claims relating to Cousins’ assets;

•	the breach by Cousins of the Separation and Distribution Agreement or any ancillary agreement;

•	guarantees, credit support arrangements or similar undertakings for the benefit of Cousins by us;

•	any liabilities arising from, or in connection with, the provision of any of the Transition Services, including the provision of information;

•	any untrue statement of material fact or omission in our registration statement on Form 10, to the extent such statement was explicitly made by Cousins (as specified on a schedule to the Separation and Distribution Agreement); and

•	any untrue statement of material fact or omission in the joint proxy statement/prospectus filed with respect to the Merger or any other disclosure document filed by Cousins, other than the specified statements of Parkway referred to above.

Neither we nor Cousins will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than liability with respect to a third-party claim.

Insurance

Prior to the effective time of the Spin-Off, we terminated coverage of certain property insurance policies with respect to assets that we previously owned and were transferred to Cousins and terminated liability insurance policies with respect to related liabilities. The Separation and Distribution Agreement further provides that Cousins will cause these assets and liabilities to be covered by existing or new property insurance policies of Cousins and that we will cause our assets and liabilities to be covered by existing or new property insurance policies of Parkway. The Separation and Distribution Agreement also contains procedures for asserting claims for losses arising prior to the Separation and the Spin-Off under the policies that covered the property in question at the applicable time.

Dispute Resolution

The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Cousins related to the Separation, the UPREIT Reorganization or the Spin-Off by arbitration, if they are unable to be resolved first through good-faith negotiation by the parties.

Non-Solicit

Pursuant to the Separation and Distribution Agreement, for a period of two years after the closing of the Merger, neither we nor Cousins, nor any of our or Cousins’ subsidiaries may, directly or indirectly, solicit for employment, employ or cause to leave the employ of the other party certain individuals designated in such party’s confidential disclosure letter to the Merger Agreement, including with respect to certain employees of Legacy Parkway that become our employees.

The agreement provides exceptions for a party to make general solicitations for employment not specifically directed at the other party, its subsidiaries, affiliates or any of its employees, and hiring any person who responds to such solicitations or to solicit for employment, hire or employ any person referred to it by a third-party recruiter who has not been engaged for the purpose of specifically recruiting, nor been given instructions to recruit specifically, such designated individuals.

Segregation of Accounts

The Separation and Distribution Agreement provides that we and Cousins will use commercially reasonable efforts to separate and de-link any common bank or brokerage accounts between us, and any outstanding checks issued or payments initiated prior to the effective time of the Merger will be honored after the effective time of the Merger by the party then owning the account on which the check is drawn or the payment was initiated. The parties will cooperate to pay over any amounts received rightfully owed to the other party, subject to regulatory compliance.

Novation

We and Cousins will use commercially reasonable efforts to obtain any consent or amendment required to novate or assign all liabilities to the appropriate party, based on the separation of liabilities described above. Additionally, each party will use commercially reasonable efforts to have the other party removed as the guarantor or obligor (and to remove any security interest over such other party’s assets serving as collateral) with respect to any obligations or liabilities of such party. To the extent the release or removal cannot be obtained, the party benefiting from the guarantee or obligation will indemnify and hold harmless the other from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase any obligations under, or transfer, the applicable obligation or liability.

Mortgage Debt

Pursuant to the Separation and Distribution Agreement, we and Cousins acquired properties previously owned by the other party, subject to existing mortgage debt. The agreement provides that each party will use commercially reasonable efforts to have the other party released from all debt documents, including guarantees, relating to properties no longer owned by such other party.

Information Sharing

The Separation and Distribution Agreement provides that we and Cousins will use commercially reasonable efforts after the Spin-Off to share with the other party all information relating to matters prior to the Spin-Off, and such other party’s assets held by the disclosing party. The parties will agree on records retention policies and will keep copies of all historic records and agreements to support future diligence and audits. The Separation and Distribution Agreement includes customary confidentiality provisions.

Other Matters

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records, cooperation between the parties as to valuation, accounting, financial reporting and information technology matters following the Spin-Off and treatment of outstanding guarantees and similar credit support.

Amendments

No provision of the Separation and Distribution Agreement may be amended or modified except by a written instrument signed by us and Cousins.

Tax Matters Agreement

The Tax Matters Agreement addresses the preparation and filing of tax returns, apportionment of taxes among us and Cousins, tax refunds, tax attributes and deductions, conduct of tax proceedings and the intended federal income tax characterization of the Separation, the UPREIT Reorganization, and the Spin-Off, as well as the agreed upon reporting thereof. The foregoing summary is subject to, and qualified in its entirety by reference to, the Tax Matters Agreement, which is Exhibit 2.2 to the registration statement of which this prospectus is a part.

Employee Matters Agreement

The Employee Matters Agreement allocates among us and Cousins liabilities and responsibilities relating to certain employee matters, employee compensation and employee benefits plans and programs and other related matters. Generally, under the Employee Matters Agreement, we assumed all liabilities under employee benefit plans that we establish and that we assumed from Legacy Parkway, all liabilities relating to our employees who transfer from Legacy Parkway regardless of when incurred (except to extent covered by insurance maintained by Cousins), and all liabilities relating to our employees who transferred from Cousins, to the extent incurred following the Spin-Off. We also assumed certain employee benefit plans and agreements of Cousins and Legacy Parkway, including employment agreements of Messrs. Heistand, Lipsey, Francis, and Bates, Legacy Parkway’s defined contribution profit-sharing plan with a salary deferral feature under Section 401(k) of the Code, and certain health and welfare plans. The Employee Matters Agreement also describes the treatment of outstanding equity awards and certain other outstanding cash incentive and commission awards and sets forth the general principles relating to employee matters. The foregoing summary is subject to, and qualified in its entirety by reference to, the Employee Matters Agreement, which is Exhibit 2.3 to the registration statement of which this prospectus is a part.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO

CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies are determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders. However, any change to any of these policies would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our board of directors believes, in the exercise of its business judgment, that it is advisable to do so and in our and our stockholders’ best interests. We intend to disclose any changes in these policies in periodic reports that we file or furnish under the Exchange Act.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct substantially all of our investment activities through the Operating Partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide cash dividends and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through our existing properties, as well as other properties and assets that we may acquire in the future. We currently are in the business of owning and operating Class A office assets in Houston, Texas. However, our Charter and Bylaws do not limit the amount or percentage of our assets that may be invested in any one property or in any one geographic area, and we may diversify in terms of properties and markets in the future. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or acquire in the future or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other forms of co-ownership. Such investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in the structure of our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would otherwise fail to meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Investments in Real Estate Mortgages

We do not presently intend to invest in mortgage loans. However, we may do so at the discretion of our board of directors, without a vote of our stockholders, subject to the investment restrictions applicable to REITs. The mortgage loans in which we may invest may be secured by either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. If we choose to invest in mortgages, we would expect to invest in mortgages secured by properties consistent with our investment policies. However, there is no restriction on the proportion of our assets which may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral thereunder may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the office properties owned by such entities, in terms of property locations and types, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash dividends and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We reserve the right to dispose of any of our properties, based upon management’s periodic review of our portfolio and if our board of directors determines that such action would be in the best interests of our stockholders. Certain directors and executive officers who hold OP units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property.

Financing Policies

We intend to maintain a flexible and conservative balance sheet. Because maintaining our REIT qualification requires us to annually distribute at least 90% of our REIT taxable income to our stockholders, we may access the capital markets to raise the funds necessary to finance operations, acquisitions, development and redevelopment opportunities, and to refinance maturing debt. We expect that we will have to comply with customary covenants contained in any financing agreements that could limit our ratio of debt to total assets or market value.

If our board of directors determines to seek additional capital, we may raise such capital by offering equity or debt securities, creating joint ventures with existing ownership interests in properties, entering into joint venture arrangements for new development projects, retaining cash flows or a combination of any of these methods. If the board of directors determines to raise equity capital, it may, without stockholder approval, issue additional shares of common stock or other capital stock. Our board of directors may issue a number of shares up to the amount of our authorized capital in any manner and on such terms and for such consideration as it deems appropriate. Such securities may be senior to the outstanding class of common stock. Such securities also may include additional classes of preferred stock, which may be convertible into common stock. Except for certain preemptive rights of TPG Pantera set forth in the TPG Stockholders Agreement, existing stockholders have no preemptive right to purchase shares in any subsequent offering of our securities. As long as the Operating Partnership is in existence, pursuant to the Partnership Agreement, the proceeds of all equity capital raised by us will be contributed to the Operating Partnership in exchange for additional interests in the Operating Partnership, which will dilute the ownership interests of the limited partners in the Operating Partnership. Any such offering could dilute a stockholder’s investment in us.

We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of customers and future rental rates. Our Charter and Bylaws do not limit the amount or percentage of indebtedness that we may incur.

Although our board of directors has not adopted a policy limiting the total amount of indebtedness that we may incur, we intend to target a net debt to EBITDA multiple of at least 6.0x, and we expect that our board of directors will consider a number of factors in evaluating our level of indebtedness from time to time, such as the amount of such indebtedness that will be paid at fixed or variable rates. We expect that most future borrowings will be made through the Operating Partnership or its subsidiaries. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments or purchase money obligations to the sellers of properties. Any such indebtedness may be secured or unsecured. Any such indebtedness may also have full or limited recourse to the borrower or be cross-collateralization with other debt, or may be fully or partially guaranteed by the Operating Partnership. Although we may borrow to fund the payment of dividends, we currently have no expectation that we will regularly do so.

We may also finance acquisitions through the issuance of shares of common stock or preferred stock, the issuance of additional OP units in the Operating Partnership, the issuance of preferred units of the Operating Partnership, the issuance of other securities including unsecured notes and mortgage debt, draws on our credit facilities or sale or exchange of ownership interests in properties.

The Operating Partnership may also issue units to transferors of properties or other partnership interests which may permit the transferor to defer gain recognition for tax purposes.

We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property. Mortgage financing instruments, however, usually limit additional indebtedness on such properties. Additionally, unsecured credit facilities, unsecured note indentures and other contracts may limit our ability to borrow and contain limits on the amount of secured indebtedness we may incur.

Typically, we will invest in or form special purpose entities to assist us in obtaining secured permanent financing on attractive terms. Permanent financing may be structured as a mortgage loan on a single property or a group of properties, and will generally require us to provide a mortgage lien on such property or properties in favor of a third party, as a joint venture with a third party or as a securitized financing. For securitized financings, we may create special purpose entities to own the properties. Such special purpose entities, which are common in the real estate industry, would be structured so that they would not be consolidated in any potential bankruptcy proceeding by us. We will decide the structure of any potential financing based upon the best terms then available to us, and whether the potential financing is consistent with our other business objectives. For accounting purposes, we will include the outstanding securitized debt of special purpose entities owning consolidated properties in our financial statements.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to, or guarantee debt of, joint ventures in which we participate. Consideration for those guarantees may include, but is not limited to, fees, options to acquire additional ownership interests and promoted equity positions. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

We may, under certain circumstances, purchase our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of making any such repurchase of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Reporting Policies

We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflicts of Interest Policies

Overview

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the Operating Partnership, or any partner thereof, on the other hand. Our directors and officers have duties to us and our stockholders under the MGCL. Additionally, pursuant to the Parkway LP Partnership Agreement and the Partnership Agreement, we owe fiduciary duties as the general partner of each of Parkway LP and the Operating Partnership to the limited partners of each of Parkway LP and the Operating Partnership. Our duties as a general partner to the Operating Partnership and its partners may come into conflict with the duties of our directors and officers to the Company and our stockholders.

The Partnership Agreement expressly limits our liability to our limited partners by providing that neither we, as the general partner of the Operating Partnership, nor any of our directors or officers, will be liable or accountable in damages to the Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, the Operating Partnership is required to indemnify us, our affiliates and each of our respective directors, officers, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that the Operating Partnership will not indemnify us or any of our directors or officers for (1) an act or omission that was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) any transaction for which such person received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the Partnership Agreement.

Sale or Refinancing of Properties

Upon the sale of certain of our properties or upon the repayment of indebtedness, certain holders of OP units could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, holders of OP units may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness. In addition, Legacy Parkway has entered into a tax protection agreement and the Thomas Letter Agreement with Mr. Thomas and certain of his affiliates, which may require us to retain certain properties or maintain more or less indebtedness than we would otherwise require for our business.

Policies Applicable to All Directors and Officers

We have adopted certain policies that are designed to minimize certain potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. We have adopted a code of business conduct and ethics (the “Code of Ethics”) that restricts certain conflicts of interest between our employees, officers and directors and our company. In addition, as set forth below under “Description of Shares,” our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts, and provisions of our Charter that set forth responsibilities with respect to corporate opportunities offered expressly to a director of Parkway expressly in his or her capacity as a director.

However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

DESCRIPTION OF SHARES

The following summary of the material terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Maryland law and to our Charter and Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. While the following describes the material terms of our common stock, the description may not contain all of the information that is important to you. You are encouraged to read the full text of our Charter and Bylaws, the forms of which are included as exhibits to the registration statement, of which this prospectus is a part, as well as the applicable provisions of the MGCL. See “Where You Can Find More Information.”

General

Our authorized stock consists of 200,000,000 shares of common stock, par value $0.001 per share, 1,000,000 shares of limited voting stock, par value $0.001 per share, 48,999,950 shares of preferred stock, par value $0.001 per share, and 50 shares of non-voting preferred stock, par value $0.001 per share.

As of November 3, 2016, we had approximately 49,110,645 shares of common stock, 858,417 shares of limited voting stock, no shares of preferred stock and 50 shares of non-voting preferred stock issued and outstanding.

Common Stock

All of the shares of our common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and the provisions of our Charter that restrict transfer and ownership of stock, the holders of shares of our common stock generally are entitled to receive dividends on such stock out of funds available for distribution to the stockholders when, as and if authorized by our board of directors and declared by us. The holders of shares of our common stock are also entitled to share ratably in our funds available for distribution to stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities and preferential rights of any other class or series of our stock.

Subject to the rights of any other class or series of our stock and the provisions of our Charter that restrict transfer and ownership of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Our Charter does not permit the cumulation of votes in director elections.

Holders of shares of our common stock generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. Other than TPG Pantera’s rights pursuant to the TPG Stockholders Agreement, holders of shares of our common stock have no preemptive rights to subscribe for any of our securities. Subject to the preferential rights of any other class or series of our stock and subject to the provisions of our Charter that restrict transfer and ownership of stock, all shares of our common stock have equal dividend, liquidation and other rights.

Preferred Stock

Pursuant to our Charter, our board of directors may from time to time establish and cause us to issue one or more classes or series of preferred stock and set the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of such classes or series. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly on terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. As of November 3, 2016, no shares of our preferred stock are outstanding.

Non-Voting Preferred Stock

As of the date of the Spin-Off, October 7, 2016, Cousins LP owned all of the shares of our non-voting preferred stock. All of the shares of non-voting preferred stock retained by Cousins LP are duly authorized, fully paid and nonassessable.

Our non-voting preferred stock ranks senior to our common stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of our affairs. The non-voting preferred stock also ranks junior in right of payment to the Operating Partnership’s other existing and future debt obligations. Subject to any preferential rights of any other class or series of stock that may rank senior to the non-voting preferred stock in the future, holders of non-voting preferred stock, are entitled to receive, when, as and if authorized by our board of directors and declared by us, a cumulative preferential dividend payable quarterly at the rate of 8.00% per annum per share of their $100,000.00 liquidation preference (equivalent to a fixed annual amount of $8,000 per share), which dividend shall accrue, accumulate and be payable in accordance with our Charter. So long as any shares of non-voting preferred stock are outstanding, no dividends may be authorized, declared or set apart for payment of any stock that ranks on parity with, or junior to, the non-voting preferred stock unless full cumulative dividends have been or are contemporaneously declared and paid on the non-voting preferred stock, otherwise, dividends must be declared on the non-voting preferred stock and such parity stock on a pro rata basis. Dividends on the non-voting preferred stock shall accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are declared.

Holders of the non-voting preferred stock will not be entitled to any dividend in excess of full cumulative dividends on the non-voting preferred stock, and any dividend payment made on the non-voting preferred stock will first be credited against the earliest accrued but unpaid dividends due with respect to such stock which remain payable.

If we liquidate, dissolve or wind up our affairs, subject to any preferential rights of any other class or series of stock that may rank senior to the non-voting preferred stock in the future, holders of non-voting preferred stock will have the right to receive $100,000.00 per share, plus an amount per share equal to all accumulated and unpaid dividends (whether or not earned or declared) to, but not including, the date of final distribution to such holders, before any payments are made to holders of our common stock or other junior securities.

In the event of a sale of Parkway (defined to be either a sale of all or substantially all of our assets or any merger or similar transaction where our voting equity holders hold less than 50% of the equity interests in the surviving entity), we must redeem all shares of non-voting preferred stock for an amount equal to the liquidation preference plus accumulated but unpaid dividends to, but not including, the date of the sale transaction.

The non-voting preferred stock does not have any voting rights, except that without approval of two-thirds of the non-voting preferred stock, we may not create, authorize, increase or decrease the number of stock senior to the non-voting preferred stock or amend our Charter or Bylaws to change rights or preferences of the non-voting preferred stock materially and adversely.

Our non-voting preferred stock is not convertible into or exchangeable for any other of our property or securities.

Limited Voting Stock

All of the outstanding shares of our limited voting stock are duly authorized, fully paid and nonassessable. Each share of our limited voting stock is “paired” with an OP unit of Parkway LP. A share of our limited voting stock will be automatically redeemed by us without consideration if such share’s paired OP unit is transferred to someone other than a permitted transferee, such share is transferred to any person separate and apart from its paired OP unit, its paired OP unit is transferred to any person separate and apart from such share of limited voting stock, such share’s OP unit is redeemed or such share is not otherwise paired with an OP unit.

Holders of shares of our limited voting stock are entitled to vote on the following matters only: the election of directors; any amendment, alteration or repeal of any provision of our Charter; any merger, consolidation, reorganization or other business combination; any sale, lease, exchange, transfer, conveyance or other disposition of all or substantially all of our assets; and any liquidation of us. Holders of our limited voting stock vote on such matters together with holders of our common stock as a single class, except as otherwise required by the MGCL. Holders of shares of our limited voting stock are not entitled to any dividends or distributions, including in the event of any liquidation or dissolution. Our limited voting stock is not convertible into or exchangeable for any other property or securities of Parkway.

Power to Reclassify Our Unissued Shares

Our board of directors has the power, without stockholder approval, to amend our Charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock, including one or more classes or series of common stock or preferred stock that have priority with respect to voting rights, dividends or upon liquidation over shares of our common stock. Prior to the issuance of shares of each new class or series, our board of directors is required by the MGCL and our Charter to set, subject to the provisions of our Charter regarding restrictions on transfer and ownership of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series of stock.

Restrictions on Transfer and Ownership of Shares of Parkway Capital Stock

In order for us to qualify to be taxed as a REIT under the Code, shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify to be taxed as a REIT has been made) or during a proportionate period of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our capital stock (after taking into account options to acquire shares of capital stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of a taxable year (other than the first year for which an election to qualify to be taxed as a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “Material U.S. Federal Income Tax Consequences.”

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, our Charter generally prohibits:

•	any person (other than a person who has been granted an exception) from actually or constructively owning more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive; and

•	any person (other than a person who has been granted an exception) from actually or constructively owning more than 9.8% of the aggregate of the outstanding shares of such class or series of our preferred stock by value or by number of shares, whichever is more restrictive.

Our Charter grants Cousins and certain of its affiliates an exemption from the ownership limits applicable to other holders of our capital stock with respect to Cousins’ ownership of the non-voting preferred stock. In addition, our board may, in its sole discretion, grant an exemption to the stock ownership limits, subject to certain conditions and the receipt by our board of certain representations and undertakings. Our Charter permits exceptions to be made for stockholders if our board of directors determines such exceptions will not jeopardize our qualification as a REIT.

Our Charter also prohibits any person from (1) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code, (2) transferring shares of our capital stock if such transfer would result in our being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) beneficially or constructively owning shares of our capital stock to the extent such ownership would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (4) beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who would have owned shares of our capital stock transferred to the trust as described below, is required to give notice immediately to us of such event or, in the case of an attempted or proposed transaction, give us at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfers on our qualification as a REIT. The foregoing restrictions on transferability and ownership of our capital stock will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to qualify, or to continue to qualify, to be taxed as a REIT. In addition, our board of directors may determine that compliance with the foregoing restrictions and limits on ownership and transfer of shares of our capital stock described above is no longer required for our qualification as a REIT.

Our board of directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the above ownership limits and any of the restrictions described above or establish a different limit on ownership (the “excepted holder limit”). However, our board of directors may not grant an exemption to any stockholder unless our board of directors obtains such representations, covenants and undertakings from such stockholder as our board of directors may deem appropriate in order to make certain determinations set forth in our Charter. As a condition of granting the exemption or establishing the excepted holder limit, our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our qualification as a REIT.

Our board of directors has granted TPG an exemption from the stock ownership limits contained in our Charter to enable TPG to acquire up to 32% of our common stock, subject to continued compliance with the terms of our Charter.

In connection with granting an exemption or creating an excepted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limits for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own or constructively own in the aggregate, more than 49.9% in value of the shares of our capital stock then outstanding or we would otherwise fail to qualify to be taxed as a REIT. A reduced ownership limit will not apply to any person whose percentage ownership of our common stock or our capital stock, as applicable, is at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s percentage ownership of our common stock or our capital stock, as applicable, equals or falls below such decreased ownership limit, but any further acquisition of shares of our common stock or capital stock, as applicable, will violate the decreased ownership limit.

However, if any purported transfer of our capital stock or any other event would otherwise result in any person (such person, a prohibited owner) violating the above transfer or ownership limitations or an excepted holder limit established by our board of directors, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause the violation (rounded up to the nearest whole share), will be automatically transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable beneficiaries selected by us, and the intended transferee or other prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer or other event that results in a transfer to the trust. If the transfer to the charitable trust as described above would not be effective for any reason to prevent the violation of the above transfer or ownership limitations then our Charter provides that the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be null and void and the intended transferee will acquire no rights in such shares. Shares of our capital stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of our capital stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of our capital stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will exercise all voting rights and receive all dividends or other distributions with respect to shares of stock held in the charitable trust for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to a trust as described above must be repaid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the charitable trust, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the charitable trust; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee must sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations or the other restrictions on ownership and transfer of shares of our capital stock in our Charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•	the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the sales proceeds received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•	to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share paid by the prohibited owner for the shares in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of our capital stock held in the charitable trust as discussed above. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any dividends or other distributions with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of the outstanding shares of our capital stock within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us such additional information as we may request in order to determine the effect, if any, of the owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with our ownership limitations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our capital stock and any person or entity (including the stockholder of record) who is holding shares of our capital stock for a beneficial owner or constructive owner shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Our ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.

Amendments to Our Articles and Bylaws and Approval of Extraordinary Actions

Under the MGCL, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these actions by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Charter provides that the affirmative vote of at least a majority of the votes entitled to be cast on the matter will be required to approve all articles amendments or extraordinary actions, other than certain amendments to the restrictions on ownership and transfer of our capital stock and the vote required for bylaw amendments, which require the affirmative vote of at least two-thirds of the votes entitled to be cast. However, the MGCL permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Our board of directors has the power to adopt, alter or repeal any provision of our Bylaws. In addition, our stockholders may adopt, alter or repeal any provision of our Bylaws by a two-thirds vote of the aggregate votes entitled to be cast.

Our Board of Directors

Our Charter and Bylaws provide that the number of directors of our company may be established by our board of directors, but may not be fewer than the minimum number required under Maryland law nor more than 15 directors. We currently have seven directors. In accordance with our Bylaws, at least a majority of our directors must be “independent” under the standards established by the board of directors and in accordance with the applicable listing requirements of the NYSE. Our board of directors determined that of the seven persons who serve on our board of directors, six of our directors are “independent” as defined by the rules of the NYSE.

Election of Directors

Pursuant to our Bylaws, each of our directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies under Maryland law. Directors are elected by a majority of the votes cast in an uncontested election and by a plurality of the votes cast in a contested election. Holders of shares of common stock will have no right to cumulative voting in the election of directors.

Our Corporate Governance Guidelines include a director resignation policy, pursuant to which an incumbent director who does not receive a majority of the votes cast in an election where the majority vote standard applies must offer to tender his or her resignation to the Corporate Governance and Nominating Committee, which will review the situation and make a recommendation to the board whether to accept or reject the resignation. The board of directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, will determine whether to accept or reject the resignation and publicly disclose its decision within 90 days of receiving certification of the election results. If the board of directors does not accept such tendered resignation, such director shall continue to serve until his or her successor is duly elected or his or her earlier resignation or removal.

Removal of Directors; Vacancies on Our Board of Directors

Our Charter provides that, subject to the rights of holders of any class or series of preferred stock separately entitled to elect or remove one or more directors, a director may be removed only with cause, by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. Cause shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the company through bad faith or active and deliberate dishonesty.

Our Charter provides that any vacancy on the board of directors, other than a vacancy through an increase but not a decrease in the number of authorized directors, shall be filled by the vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. A vacancy resulting from an increase in the number of directors shall be filled by the vote of a majority of the entire board of directors. A vacancy resulting from the removal of a director may be filled by the stockholders by the vote required to elect a director. Any individual elected to fill a vacancy will serve for the remainder of the term and until a successor is duly elected and qualified or until the director’s earlier death, resignation or removal.

Business Combinations

Under Section 3-602 of the MGCL, “business combinations” between a Maryland corporation and an interested stockholder, or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which such stockholder becomes an interested stockholder. Business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation; or

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approves in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, a board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described under the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has, by resolution, opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and an interested stockholder, unless our board of directors alters or repeals this resolution in the future.

We cannot assure you that our board of directors will not determine to become subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

Under Section 3-702 of the MGCL, issued and outstanding “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to, directly or indirectly, exercise voting power in electing directors within one of the following ranges of voting power:

•	more than one-tenth but less than one-third;

•	more than one-third but less than a majority; or

•	more than a majority.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made, or proposes to make, a control share acquisition may require the board of directors of the Maryland corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to require the calling of a special meeting is subject to the satisfaction or waiver of certain conditions, including an undertaking to pay the expenses of the special meeting. If no request for a special meeting is made, the corporation may itself present the question at any stockholder meeting.

If voting rights are not approved at the special meeting, or if the acquiror does not deliver an acquiring person statement as required by the statute, then the Maryland corporation may, subject to certain conditions and limitations, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the Maryland corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. There is no assurance, however, that our board of directors will not amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL, known as the Maryland Unsolicited Takeover Act, permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or by a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds stockholder vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by the vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors in office and such director shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified; and

•	a majority requirement for the calling of a special meeting of stockholders.

We have elected to opt out of the Maryland Unsolicited Takeover Act and cannot opt back in without obtaining stockholder approval in advance. Through provisions in our Charter and Bylaws unrelated to Subtitle 8, we already (1) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our Charter and Bylaws and (2) require, unless called by the chairman of our board of directors, Chief Executive Officer, President or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such meeting to call a special meeting.

Special Meetings of the Stockholders

Our chairman, Chief Executive Officer, President or board of directors will have the power to call a special meeting of stockholders. A special meeting of our stockholders to act on any matter that may properly be brought before a meeting of stockholders will also be called by the secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on such matter at the meeting and containing the information required by our Bylaws. The secretary will be required to inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of meeting (including its proxy materials), and the requesting stockholder will be required to pay such estimated cost to the secretary prior to the preparation and mailing of any notice for such special meeting.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Corporate Opportunities and Conflicts of Interest

Pursuant to our Charter, unless otherwise agreed to with Cousins, neither we nor Cousins have any duty to refrain from engaging, directly or indirectly, in any similar activities or lines of business as the other, doing business with any customer of the other or employing, engaging or soliciting for employment any director, officer or employee of the other. In addition, except as otherwise agreed to with Cousins and for business opportunities offered to any of our directors in his or her capacity as a director, our board of directors has the power to cause us to renounce any interest we may have in, or an opportunity to participate in, specified business opportunities or categories of business opportunities that are presented to any of our directors, even if we or our subsidiaries might reasonably be deemed to have pursued or would have desired to pursue it if we had the opportunity. Such director will not have a duty to communicate or offer such business opportunity to us and will not be liable to us for a breach of any fiduciary or other duty or standard of conduct for pursuing such opportunity or not presenting such opportunity to us.

Exclusive Forum for Certain Litigation

Unless we consent in writing to an alternative forum, the Circuit Court for Baltimore City, Maryland or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (1) any derivative action or proceeding brought in the right or on behalf of the company, (2) any action asserting a claim for or based on a breach of any duty owed by any current or former director, officer, other employee or agent of the company to the company or to the stockholders of the company, including a claim alleging the aiding and abetting of such a breach of duty, (3) any action asserting a claim against the company or any current or former director, officer, other employee or agent of the company arising pursuant to any provision of MGCL (including, without limitation, Section 2-401 and 2-405.1 thereof), our Charter or Bylaws, or (4) any action asserting a claim related to or involving the company or any current or former director, officer, other employee or agent of the company that is governed by the internal affairs doctrine.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nomination and New Business

Our Bylaws provide that, at any annual meeting of stockholders, nominations of individuals for election to the board of directors and proposals of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who was a stockholder of record at the time of provision of notice and at the time of the annual meeting, is entitled to vote at the meeting in the election of directors or on such other proposed business and who has complied with the advance notice procedures of our Bylaws.

Only the business specified in our notice of meeting may be brought before any special meeting of stockholders. Our Bylaws provide that nominations of individuals for election to our board of directors at a special meeting of stockholders may be made only (1) pursuant to the notice of the meeting, (2) by or at the direction of its board of directors or (3) if the special meeting has been called for the purpose of electing directors, by any stockholder of record at the time of provision of the notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions that are set forth in our Bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting stockholder meetings. Although our Bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our Bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Effect of Certain Provisions of Maryland Law and of Our Articles and Bylaws

Provisions of our Charter and Bylaws, including provisions relating to the removal of directors and the filling of vacancies, the two-thirds vote that will be required to amend certain provisions of our Charter, the advance notice provisions and the procedures that stockholders will be required to follow to request a special meeting, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control that might involve a premium price for shares of our common stockholders or otherwise be in the best interest of our stockholders, and could increase the difficulty of consummating any offer. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL in the future, it may discourage others from trying to acquire more than 10% of our stock without the advance approval of our board of directors, and may substantially delay or increase the difficulty of consummating any transaction that could result in a change of control of Parkway. Because our board of directors would be able to approve exceptions to the ownership limits and exempt transactions from the business combination statute, the ownership limits and the business combination statute will not interfere with a merger or other business combination approved by our board of directors. Similarly, if the provisions in our Bylaws opting out of the control share acquisition provisions of the MGCL were amended or restated, it could have similar anti-takeover effects.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “PKY.”

SHARES ELIGIBLE FOR FUTURE SALE

General

As of November 3, 2016, we had approximately 49,110,645 shares of common stock, 858,417 shares of limited voting stock, no shares of preferred stock and 50 shares of non-voting preferred stock outstanding. In addition, we have 1,025,752 shares of common stock reserved and authorized for issuance upon redemption of OP units of Parkway LP and 6,002,596 shares of common stock authorized under the 2016 Plan for issuance to directors, executive officers, employees and other individuals who provide services to us that, if and when such shares are issued, may be subject in whole or in part to vesting requirements or the lapsing of restrictions.

The outstanding shares of Parkway common stock are freely transferable, except for shares received by persons who may be deemed to be Parkway “affiliates” under the Securities Act. Persons who may be deemed to be affiliates of Parkway generally include individuals or entities that control, are controlled by or are under common control with Parkway and may include directors and certain officers or principal stockholders of Parkway. Parkway affiliates will be permitted to sell their Parkway common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 promulgated under the Securities Act (“Rule 144”).

Upon effectiveness of the registration statement of which the prospectus is a part, 4,821,416 shares of common stock held by the TPG Parties will be freely transferable by such persons without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our Charter and the TPG Stockholders Agreement.

The Parkway limited voting stock and the Parkway non-voting preferred stock will not be registered under the Securities Act and will only be transferable pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as Rule 144.

Redemption/Exchange Rights

Pursuant to the partnership agreements of the Operating Partnership and Parkway LP, persons that own OP units in either partnership have the right to redeem their OP units. When a limited partner exercises this redemption right, the partnership must redeem the OP units for cash or, at our option, unregistered common stock, on a one-for-one basis. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the OP units. There will be no one-year lock-up period for the outstanding OP units of Parkway LP.

If a limited partner in the Operating Partnership or Parkway LP redeems OP units pursuant to the partnership agreement of either partnership, the partner may receive cash or shares of our common stock in exchange for such OP units. To the extent the partner receives cash (instead of shares of our common stock) through the exercise of these redemption rights, the partner will no longer have any interest in the Operating Partnership, Parkway LP or in us, as the case may be, will not benefit from any subsequent increases in the share price of our common stock and will not receive any future distributions from the Operating Partnership, Parkway LP or us, as the case may be (unless the partner currently owns or acquires in the future additional partnership units or shares of common stock). To the extent the limited partner receives shares of our common stock, the limited partner will become a stockholder rather than a holder of partnership units.

Upon effectiveness of the registration statement of which the prospectus is a part, 1,025,752 shares of common stock, which have not been issued but may be issued upon redemption of OP units of Parkway LP, will be registered and, upon issuance, if any, will be freely transferable by such persons without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our Charter.

Please refer to “Partnership Agreement—Redemption of Partnership Interests.” Any amendment to the Partnership Agreement that would affect these redemption rights would require our consent as indirect general partner and the consent of the majority of outside limited partners, meaning all limited partners other than the Operating Partnership.

Rule 144

Any “restricted” securities under the meaning of Rule 144 of the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, if six months have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the non-affiliated holder of such restricted shares can sell such shares subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. An affiliate of ours who has beneficially owned our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of shares of our common equity then outstanding or the average weekly trading volume of our common equity on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Grants Under Our Equity Compensation Plan

Parkway adopted the 2016 Plan, the terms of which are described in “Executive and Director Compensation—Parkway Compensation Programs—Parkway, Inc. and Parkway Operating Partnership LP 2016 Omnibus Equity Incentive Plan.” As of November 3, 2016, there was a total of 6,002,596 shares of our common stock authorized under the 2016 Plan. In connection with equity awards assumed in the Spin-Off, we granted 228,979 RSUs and 773,617 options to purchase shares of our common stock under the 2016 Plan.

PARTNERSHIP AGREEMENT

Partnership Agreement of the Operating Partnership

The following section summarizes material provisions of the Partnership Agreement of the Operating Partnership. This summary is subject to, and qualified in its entirety by reference to, the Partnership Agreement, which is attached as Exhibit 10.1 to the registration statement of which this prospectus is a part.

General

Substantially all of Parkway’s operations are conducted through the Operating Partnership, either directly or through its subsidiaries. Parkway serves indirectly as the sole general partner of the Operating Partnership through its interest in Parkway Properties General Partnership, Inc., the general partner, which holds all of the general partnership interests in the Operating Partnership. Ownership of OP units in the Operating Partnership will generally entitle the holder to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to such holder’s percentage ownership. Parkway does not intend to list the OP units of the Operating Partnership on any exchange or any national market system. The Operating Partnership does not have any units outstanding other than those owned by Parkway, directly and indirectly.

Management

Except as otherwise expressly provided in the Partnership Agreement, the general partner has the exclusive right and full authority and responsibility to manage and operate the Operating Partnership’s business. Limited partners generally do not have any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership or the power to sign documents for or otherwise bind the Operating Partnership. The limited partners have no power to remove the general partner.

Outside Activities of Parkway

Substantially all of the assets of Parkway consist of its ownership of OP units in the Operating Partnership. The Partnership Agreement authorizes Parkway, in its sole and absolute discretion, to hold or acquire assets in its own name or otherwise other than through the Operating Partnership so long as the general partner takes commercially reasonable measures to ensure that the economic benefits and burdens of such assets are otherwise vested in the Operating Partnership, through assignment, mortgage loan or otherwise or, if it is not commercially reasonable to vest such economic interests in the Operating Partnership, Parkway will make such amendments to the Partnership Agreement as Parkway determines are necessary or desirable, including, without limitation, adjusting the one-for-one conversion factor, to reflect such activities and the direct ownership of assets by Parkway.

Fiduciary Responsibilities

The Partnership Agreement contains provisions that expressly limit the duties, fiduciary or otherwise, that Parkway, as indirect general partner, owes to the limited partners of the Operating Partnership. Provided that Parkway acts in good faith and pursuant to Parkway’s authority under the Partnership Agreement, any decisions or actions taken or not taken in accordance with the terms of the Partnership Agreement will not constitute a breach of any duty owed to the Operating Partnership or its limited partners by law or equity, fiduciary or otherwise. Pursuant to the Partnership Agreement, Parkway will act on behalf of the Operating Partnership and its equityholders, and on behalf of Parkway’s stockholders, and generally will be under no obligation to consider or give priority to the separate interests of the limited partners in the Operating Partnership (including, without limitation, the tax consequences to such limited partners) in deciding whether to cause the Operating Partnership to take (or decline to take) any actions.

Management Liability and Indemnification

Parkway, the general partner, and Parkway’s directors and officers will not be liable or accountable for monetary or other damages to the Operating Partnership or any partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless Parkway acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived. To the fullest extent permitted by law, the Partnership Agreement will provide that the Operating Partnership will indemnify Parkway, as its indirect general partner, any limited partners, any of Parkway’s officers, directors, managers, members, stockholders or partners and other persons as Parkway may designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts, arising from or in connection with any and all claims, demands, subpoenas, requests for information, formal or informal investigations, actions, suits or proceedings, whether civil, criminal, administrative or investigative, relating to Parkway, the Operating Partnership or the operations of or ownership of property by the Operating Partnership, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Capital Contributions

The Operating Partnership issued Class A Units in exchange for certain capital contributions received in connection with the Separation and the UPREIT Reorganization. If the Operating Partnership requires additional funds at any time in excess of capital contributions made by Parkway or from borrowings, Parkway may borrow funds from a financial institution or other lender and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to Parkway’s borrowing of such funds. In addition, Parkway is authorized to cause the Operating Partnership to issue OP units for less than fair market value if Parkway concludes in good faith that such issuance is in the best interest of the Operating Partnership and Parkway’s stockholders.

Issuance of Additional Partnership Interests

Initially, the Partnership Agreement provides for four classes of operating partnership units: Class A Units, Class B Units, LTIP units and Series A Preferred Units. The terms and rights of these classes are described below. Parkway, through the general partner, will be authorized to cause the Operating Partnership to issue additional operating partnership units or other partnership interests to its partners, including Parkway and its affiliates, or other persons without the approval of any limited partners. Operating partnership units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including operating partnership units held by Parkway), as determined by Parkway, subject to Delaware law, in its sole and absolute discretion without the approval of any limited partner, subject to limitations described below. No operating partnership unit or interest may be issued to Parkway or the general partner unless:

•	the Operating Partnership issues operating partnership units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in Parkway having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests in Parkway are substantially similar to the designations, preferences and other rights, except voting rights, of the operating partnership units or other partnership interests issued to Parkway; or

•	the Operating Partnership issues the additional operating partnership units or other partnership interests to all partners holding operating partnership units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Common Units

Initially, the Partnership Agreement authorized two classes of common operating partnership or OP units: Class A Units and Class B Units. Class A Units are the general class of operating partnership units (not specifically designated by the general partner as being of another specified class of operating partnership units). Class B Units may be issued between distribution record dates and provide for a distribution of available cash with respect to the distribution period during which they are issued that is based upon the period they are outstanding. Class B Units automatically convert into a like number of Class A Units following the record date for the distribution period in which they are issued. If and when there are Class B Units outstanding, all Class B Units will be treated as Class A Units for purposes of determining the percentage interest of the partners in voting requirements.

LTIP Units

The Operating Partnership may issue LTIP units from time to time to Parkway’s directors, officers, employees and consultants and persons who have provided or will provide services to the Operating Partnership or Parkway. In general, LTIP units are a special class of operating partnership units in the Operating Partnership that are structured to qualify as “profits interests” for tax purposes, and as further described below regarding tax matters, Parkway in its discretion as general partner may make a safe harbor election with respect to LTIP units transferred in connection with the performance of services by a partner in a partner capacity. Subject to certain exceptions contained in the Partnership Agreement, LTIP units will be treated as Class A Units (or, if so designated in connection with the issuance thereof, as Class B Units for the quarter in which such LTIP units are issued). For purposes of computing the percentage interests of the partners in the Operating Partnership, holders of LTIP units will be treated as Class A Unit holders and LTIP units will be treated as Class A Units. The Operating Partnership will be required to maintain at all times a one-to-one correspondence between LTIP units and Class A Units for conversion, distribution and other purposes. Further, LTIP units may be subjected to vesting requirements as determined by the Compensation Committee of the Parkway board of directors.

Generally, LTIP units will receive the same quarterly per-unit profit distributions as the outstanding Class A Units in the Operating Partnership. However, LTIP units will not participate in quarterly per-unit cash distributions until the date specified in the vesting agreement pursuant to which the LTIP units are issued (the “Distribution Participation Date”). Subject to certain limitations, as of the Distribution Participation Date for each LTIP unit, the holder of such LTIP unit shall be entitled to receive a special cash distribution, extraordinary or other distributions in an amount per unit equal to (i) the amount of cash distributions per unit that were paid on the Class A Units during the period from issuance of such LTIP unit until the Distribution Participation Date, multiplied by a percentage set forth in the vesting agreement for such LTIP unit award, less special cash distributions previously paid with respect to LTIP units that were part of the same award, divided by (ii) the holder’s LTIP units that have the same Distribution Participation Date, are part of the same award, and have not been forfeited.

Initially, each LTIP unit has a capital account of zero and, therefore, the holder of the LTIP unit would receive nothing if the Operating Partnership were liquidated immediately after the LTIP unit is awarded. However, the Partnership Agreement requires that “book gain” or economic appreciation in Parkway’s assets realized by the Operating Partnership, whether as a result of an actual asset sale or upon the revaluation of Parkway’s assets, as permitted by applicable Treasury Regulations, be allocated first to LTIP units until the capital account per LTIP unit is equal to the capital account per operating partnership unit plus any net income allocated to the LTIP unit prior to the Distribution Participation Date, but less the amount of any special cash distribution payable with respect to such LTIP unit. The applicable Treasury Regulations and the Partnership Agreement provide that assets of the Operating Partnership may be revalued upon specified events, including upon additional capital contributions by Parkway or other partners of the Operating Partnership, upon a distribution by the Operating Partnership to a partner in redemption of partnership interests, upon the liquidation of the Operating Partnership or upon a later issuance of additional units in exchange for services, including LTIP units. Upon equalization of the capital account of an LTIP unit with the per unit capital account of the operating partnership units and full vesting of the LTIP unit, the LTIP unit will be convertible into an operating partnership unit at any time, provided that in no event may a holder of vested LTIP units convert a number of vested LTIP units that exceeds (i) the capital account balance attributable to the LTIP units, divided by (ii) the capital account balance attributable to an operating partnership unit, and provided that in no event may Parkway convert any LTIP units unless any special cash distribution payable with respect to such units has been paid. There is a risk that an LTIP unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested LTIP units may be less than the value of an equal number of shares of common stock.

Holders of LTIP units are not entitled to the redemption right described under “—Redemption of Partnership Interests,” but any OP units into which LTIP units are converted are entitled to such redemption right.

LTIP units generally vote with the Class A Units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP units.

Series A Preferred Units

The Partnership Agreement authorizes a series of operating partnership units designated as the “8.00% Series A Cumulative Preferred Units” (the “Series A Preferred Units”). With respect to distribution rights and rights upon liquidation, dissolution or winding up of the Operating Partnership, the Series A Preferred Units rank senior to any class or series of operating partnership units in preference or in priority, as further described below. The Series A Preferred Units also rank junior in right of payment to the Operating Partnership’s other existing and future debt obligations. The Series A Preferred Units were issued to Parkway LP (which in turn issued a substantially identical series of preferred units to the Company) in connection with our issuance of the non-voting preferred stock to Cousins in the Separation and UPREIT Reorganization Transactions and have terms substantially similar to the non-voting preferred stock, including an 8.00% per annum distribution rate and mandatory redemption upon a sale of any of the Company, Parkway LP or the Operating Partnership. If we repurchase any non-voting preferred stock, the Operating Partnership will be obligated to repurchase an equal number of Series A Preferred Units. Holders of Series A Preferred Units are not entitled to the redemption right described under “—Redemption of Partnership Interests.” The Series A Preferred Units are not convertible or exchangeable for any other property or securities of the Operating Partnership.

Preemptive Rights

Except to the extent expressly granted by the Operating Partnership in an agreement other than the Partnership Agreement, no person or entity, including any partner of the Operating Partnership, will have any preemptive, preferential or other similar right with respect to additional capital contributions or loans to the Operating Partnership or the issuance or sale of any operating partnership units or other partnership interests.

Distributions

The Partnership Agreement requires the distribution of available cash on at least a quarterly basis. Available cash will be, with respect to any period for which such calculation is being made, cash of the Operating Partnership, regardless of source, including capital contributions and loans to the Operating Partnership, as determined by Parkway, through the general partner, to be appropriate for distribution in its sole and absolute discretion. Unless otherwise specifically agrees in the Partnership Agreement (including with respect to the ranking of Series A Units as senior in preference or in priority to other operating partnership units) or in the terms established for a new class or series of partnership interests in accordance with the Partnership Agreement, no partnership interest will be entitled to a distribution in preference to any other partnership interest. A partner will not in any event receive a distribution of available cash with respect to an operating partnership unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of Parkway for which that operating partnership unit has been exchanged or redeemed.

The Operating Partnership will make reasonable efforts, as determined by Parkway in its sole and absolute discretion and consistent with Parkway’s qualification as a REIT, to distribute available cash in an amount sufficient to enable Parkway to pay stockholder dividends that will satisfy the requirements to qualify as a REIT and to avoid any federal income or excise tax liability for Parkway. Parkway may determine, in its sole and absolute discretion, to make a distribution in kind of assets of the Operating Partnership to the holders of operating partnership units in the Operating Partnership. Such assets shall be distributed in such a fashion as to ensure that the fair market value is distributed and allocated in the same manner as a cash distribution.

Upon the liquidation of the Operating Partnership, after payment of debts and obligations, any remaining assets of the Operating Partnership will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions and allocations for all periods.

Allocation of Net Income and Net Loss

Net income and net loss of the Operating Partnership will be determined and allocated with respect to each taxable year of the Operating Partnership. Except as otherwise provided in the Partnership Agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the Partnership Agreement, net income and net loss are allocated to the general partner and the limited partners in accordance with their respective percentage interests in a class at the end of each taxable year. The Partnership Agreement contains provisions for special allocations intended to comply with certain regulatory requirements under the Code.

Transfers of Partnership Interests; Termination Transactions

The general partner generally may not transfer any of its operating partnership units in the Operating Partnership, including any of Parkway’s limited partner interests, or withdraw as the general partner of the Operating Partnership, except (i) in connection with a merger, consolidation or other combination with or into another person following the consummation of which the equityholders of the surviving entity are substantially identical to Parkway’s stockholders, (ii) with the consent of a majority of the Operating Partnership’s limited partners (excluding Parkway and any limited partners majority owned, directly or indirectly, by Parkway), (iii) to one or more of Parkway’s controlled affiliates or (iv) in connection with a “termination transaction” as described below.

Parkway may not engage in a merger, consolidation or other combination of Parkway with or into another person, sale of all or substantially all of Parkway’s assets or a reclassification, recapitalization or other change in outstanding shares of Parkway (except for certain reclassifications, recapitalizations or changes) (which we refer to in each case as a “termination transaction”), unless, in general, (i) the general partner receives “partnership approval” (as defined below) of the termination transaction, in the event that partners will receive consideration for their operating partnership units as described in clause (ii) and Parkway is required to seek approval of its stockholders of the termination, or if Parkway would be required to obtain such stockholder approval but for the fact that a tender offer has been accepted by a sufficient number of stockholders to permit consummation of the termination transaction without such approval, and (ii) each partner receives or has the right to receive in the termination transaction cash, securities or other property for each operating partnership unit owned by such partner in the same form as, and equal to the greatest per-share amount paid to, a stockholder of Parkway (or equal to a proportional amount, if the operating partnership units are no longer redeemable for shares on a one-for-one basis).

In order to obtain “partnership approval,” Parkway must obtain the consent of its limited partners holding Class A Units and LTIP units (including Parkway and any limited partners majority owned, directly or indirectly, by Parkway) representing a percentage interest of Class A Units and LTIP units that is equal to or greater than the percentage of outstanding shares of Parkway common stock or votes cast by Parkway’s outstanding common stockholders, as the case may be, required to approve the termination transaction. The “partnership approval” requirement will be satisfied, with respect to such termination transaction, when the sum of the (i) the percentage interest of limited partners consenting to the termination transaction, plus (ii) the product of (a) the percentage of the outstanding Class A Units held by Parkway or certain affiliates of Parkway multiplied by (b) the percentage of the votes that were cast in favor of the termination transaction by Parkway common stockholders or the percentage of shares with respect to which the tender offer has been accepted, as the case may be, equals or exceeds the percentage required for Parkway common stockholders to approve the termination transaction.

The general partner may not enter into any agreement or other arrangement providing for or facilitating the creation of a new general partner of the Operating Partnership, unless the successor general partner (i) is a direct or indirect controlled affiliate of Parkway, and (ii) executes and delivers a counterpart to the Partnership Agreement in which such successor general partner agrees to be fully bound by all of the terms and conditions contained herein that are applicable to the general partner.

With certain limited exceptions, the limited partners may not transfer their interests in the Operating Partnership or rights as a limited partner, in whole or in part, without Parkway’s prior written consent, which consent may be withheld in Parkway’s sole and absolute discretion.

Even if Parkway’s consent is not required for a transfer by a limited partner, Parkway, through the general partner, may prohibit the transfer of operating partnership units by a limited partner unless the general partner receives a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act and would not otherwise violate any federal or state securities laws or regulations applicable to the Operating Partnership or the operating partnership units. Further, except for certain limited exceptions, no transfer of operating partnership units by a limited partner, without Parkway’s prior written consent, may be made if, among other things:

•	Parkway determines in its reasonable discretion that there is a significant risk that such transfer would cause a termination of the Operating Partnership for U.S. federal or state income tax purposes (except as a result of a redemption or exchange of all operating partnership units for Parkway common stock as expressly permitted under the Partnership Agreement);

•	Parkway determines in its reasonable discretion that there is a significant risk that such transfer would cause the Operating Partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of a redemption or exchange of all operating partnership units for Parkway common stock as expressly permitted under the Partnership Agreement);

•	such transfer requires the registration of the operating partnership units pursuant to any applicable federal or state securities laws;

•	such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code or such transfer causes the Operating Partnership to become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or Section 7704(b) of the Code;

•	such transfer subjects the Operating Partnership or the activities of the Operating Partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended; or

•	Parkway determines in its reasonable discretion that there is a risk that such transfer would adversely affect the ability of Parkway to continue to qualify as a REIT or subject it to any additional taxes under Section 857, Section 4981, or any other provision of the Code.

Except with Parkway’s consent to the admission of the transferee as a limited partner, no transferee will have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote operating partnership units in any matter presented to the limited partners for a vote. Parkway, through the general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by Parkway in its sole and absolute discretion.

Mergers and Sales of Assets of the Operating Partnership

Subject to the restrictions on Parkway’s ability to transfer interests in the Operating Partnership described above under “—Transfers of Partnership Interests; Termination Transactions,” Parkway may, and may cause the Operating Partnership to, engage in a merger, consolidation or other combination transaction only if Parkway has provided notice to the limited partners at least 20 business days, or such shorter period as determined by Parkway in its sole and absolute discretion, before the record date for determining stockholders eligible to vote upon the approval of the merger, consolidation or other combination transaction. Parkway generally will have the exclusive power to cause the Operating Partnership to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity.

Redemption of Partnership Interests

Subject to periodic limits and minimum thresholds described below, a limited partner may exercise a redemption right to redeem his or her OP units at any time beginning 12 months following the date of the initial issuance of the OP units held by the limited partner, or at such other time as may be set forth in the agreement pursuant to which the applicable OP units are issued. In addition, Parkway, through the general partner, may reduce or waive the holding period.

Further, if Parkway gives the limited partners notice of its intention to make an extraordinary distribution of cash or property to its stockholders or effect a merger, a sale of all or substantially all of Parkway’s assets, or any other similar termination transaction, each limited partner may exercise its unit redemption right, regardless of the length of time it has held its OP units. This redemption right begins when such notice is given, which must be at least 20 business days before the record date for determining stockholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other termination transaction, and ends on the record date (or if none, on the date of consummation of such distribution or termination transaction). Parkway, in its sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the stockholders eligible to vote upon a distribution or termination transaction. If no record date is applicable, Parkway may shorten the required notice period of not less than 20 business days before a distribution in Parkway’s sole and absolute discretion.

A limited partner may exercise its unit redemption right by giving written notice to the Operating Partnership and Parkway. The OP units specified in the notice generally will be redeemed on the 20th business day following the date Parkway received the redemption notice or, in the case of the exercise of a unit redemption right in connection with a distribution or termination transaction, the date the Operating Partnership and Parkway received the redemption notice.

The redemption right may be exercised by a limited partner no more than once per fiscal quarter. A limited partner may not exercise the unit redemption right for fewer than 1,000 OP units, or if the limited partner holds fewer than 1,000 OP units, all of the OP units held by that limited partner. The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those OP units redeemed.

Unless Parkway elects to assume and perform the Operating Partnership’s obligation with respect to the unit redemption right, as described below, a limited partner exercising a unit redemption right will receive cash from the Operating Partnership in an amount equal to the market value of Parkway common stock for which the OP units would have been redeemed if Parkway had assumed and satisfied the Operating Partnership’s obligation by paying with Parkway common stock, as described below. The market value of Parkway common stock for this purpose (assuming a market then exists) will be equal to the average of the closing trading price of Parkway common stock on the NYSE for the 10 consecutive trading days before the day on which Parkway received the redemption notice.

In its sole and absolute discretion, Parkway, through the general partner, may elect to assume and perform the Operating Partnership’s obligation to acquire the OP units being redeemed in exchange for either cash in the amount specified above or a number of shares of Parkway common stock equal to the number of OP units offered for redemption, adjusted as specified in the Partnership Agreement to take into account prior share dividends or any subdivisions or combinations of Parkway common stock. No redemption or exchange can occur if delivery of shares of Parkway common stock by Parkway would be prohibited either under the provisions of our Charter or under applicable federal or state securities laws, in each case regardless of whether Parkway would in fact elect to assume and satisfy the unit redemption right with shares.

The general partner is authorized to take any action that it determines to be necessary or appropriate to cause the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law that apply upon a limited partner’s exercise of the redemption right.

Parkway is required to place appropriate restrictions on the ability of the limited partners to exercise their redemption rights as and if deemed necessary to ensure that the Operating Partnership does not constitute a “publicly traded partnership” taxable as an association under Section 7704 of the Code.

In addition to the foregoing right of limited partners to redeem OP units, the Operating Partnership will be entitled to redeem Class A Units and Class B Units held by limited partners other than Parkway or Parkway LP at any time when the aggregate percentage interest of limited partners other than Parkway or Parkway LP in the Operating Partnership is less than 1%. The redemption price and procedure will be substantially similar to those that apply to the redemption right of limited partners described above.

Amendment of Partnership Agreement

In general, other than as described below, the Partnership Agreement may only be amended exclusively by Parkway, through the general partner, without the consent of the limited partners. Amendments to the Partnership Agreement requiring approval of the limited partners may only be proposed by Parkway, through general partner. The approval of a majority of the Class A Units held by limited partners, other than Parkway and certain of its affiliates, will be necessary to, among other things:

•	amend certain provisions regarding the unit redemption right of the limited partners in a manner that adversely affects the limited partners, except as already permitted by the Partnership Agreement;

•	amend certain provisions regarding the distribution rights of the limited partners in a manner that adversely affects the limited partners, other than in connection with the creation or issuance of new or additional partnership interests or as otherwise permitted by the Partnership Agreement;

•	amend certain provisions that would materially alter the Operating Partnership’s allocation of profit and loss to the limited partners, other than in connection with the creation or issuance of new or additional partnership interests or as otherwise permitted by the Partnership Agreement;

•	amend provisions that would convert a limited partner’s interest in the Operating Partnership into a general partner’s interest, modify the limited liability of a limited partner, or impose on the limited partners any obligation to make additional capital contributions to the Operating Partnership;

•	amend certain provisions that set restrictions on the issuance of partnership interests to the general partner;

•	amend certain provisions regarding transfers of partnership interests by the general partner and by the limited partners; or

•	amend the requirements for amending the Partnership Agreement.

Tax Matters

Pursuant to the Partnership Agreement, the general partner is the “tax partner” of the Operating Partnership. Accordingly, through the general partner of the Operating Partnership, Parkway has authority to make tax elections under the Code on behalf of the Operating Partnership, take actions with respect to tax audits or tax judicial review proceedings, enter into agreements with the IRS and to take such other actions as permitted under the Partnership Agreement, including but not limited to, making a safe harbor election with respect to LTIP units under which the fair market value of any partnership interests (or LTIP units, if and as elected by Parkway through the general partner) issued in connection with the performance of services after the effective date of the applicable Treasury Regulations and guidance will be treated as equal to the liquidation value of such safe harbor interests. In the event that the Operating Partnership makes a safe harbor election as described in the preceding sentence, each partner will be bound to comply with all safe harbor requirements with respect to transfers of such safe harbor interests while such election remains effective.

Term

The Operating Partnership will continue until dissolved upon the first to occur of any of the following:

•	an event of withdrawal of the general partner (other than an event of bankruptcy), unless within ninety days after the withdrawal, a majority of the Class A Units held by limited partners, other than Parkway and certain of its affiliates, elect to continue the business of the Operating Partnership and to the appointment, effective as of the date of withdrawal, of a substitute general partner is obtained;

•	an election to dissolve the Operating Partnership by the general partner, in its sole and absolute discretion;

•	entry of a decree of judicial dissolution of the Operating Partnership pursuant to Delaware law;

•	ninety days after the sale of all or substantially all of the assets and properties of the Operating Partnership for cash or for marketable securities; or

•	entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or entry of a final and non-appealable order for relief against the general partner, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the consent of a majority of the holders of the Class A Units to continue the business of the Operating Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner is obtained.

Partnership Agreement of Parkway LP

The following section summarizes material provisions of the Parkway LP Partnership Agreement. This summary is subject to, and qualified in its entirety by reference to, the Parkway LP Partnership Agreement and its amendments, which are attached as Exhibits 10.2, 10.3, 10.4, 10.5, and 10.6 to the registration statement of which this prospectus is a part.

Each limited partner of Parkway LP that did not redeem or exchange its partnership interests for shares of Legacy Parkway common stock in connection with the Merger retained its limited partnership interests in Parkway LP. Such interests are and will be subject to the rights and obligations set forth in the Parkway LP agreement. Additionally, in connection with the Separation and the UPREIT Reorganization, Parkway LP maintained a limited partner interest in the Operating Partnership. Any cash distributions from or allocations of the profits and losses of the Operating Partnership will flow through to Parkway LP in proportion to its percentage ownership in the Operating Partnership.

In turn, the limited partners of Parkway LP (including Parkway following the Separation, the UPREIT Reorganization and the Spin-Off) are entitled to share in cash distributions from, and in the profits and losses of, Parkway LP in proportion to their percentage ownerships therein. These distributions and allocations of profits and losses are governed by the Parkway LP Partnership Agreement. In general, the Parkway LP Partnership Agreement provides the limited partners of Parkway LP with similar rights and obligations as the limited partners of the Operating Partnership under the Partnership Agreement, including the general right to redeem their partnership interests for shares of common stock of the Company on a one-for-one basis (as described in the section “—Partnership Agreement of the Operating Partnership”).

DESCRIPTION OF MATERIAL INDEBTEDNESS

Credit Facilities

In connection with the Separation and the Reorganization, on October 6, 2016, Parkway and the Operating Partnership, as borrower, entered into a credit agreement (the “Credit Agreement”) providing for (i) the Revolving Credit Facility, a three-year, $100 million senior secured revolving credit facility, and (ii) the Term Loan, a three-year, $350 million senior secured term loan facility, with Bank of America, N.A., as Administrative Agent and the lenders party thereto (collectively, the “Lenders”).

As of October 6, 2016, no amounts had been drawn on the Revolving Credit Facility, and the Term Loan was fully funded. Approximately $167 million of the proceeds of the Term Loan were contributed, directly or indirectly, to the funds of Cousins LP, which used such funds to repay certain indebtedness of Cousins and its subsidiaries, including Legacy Parkway’s previously-existing credit facilities. The Operating Partnership has retained the remaining proceeds of the Term Loan as working capital that will be used for the general corporate purposes of the Operating Partnership.

Pursuant to the Credit Agreement, the Credit Facilities are subject to the following terms, among others:

Term. Each of the Credit Facilities has an initial maturity date of October 6, 2019. In addition, the borrower has the option, exercisable one time, to extend the termination date with respect to either or both of the Term Loan and the Revolving Credit Facility for an additional one-year period if certain conditions are met, subject to an extension fee of 0.25% of the Revolving Credit Facility commitments then outstanding in the case of an extension of the maturity date of the Revolving Credit Facility or the amount outstanding under the Term Loan in the case of an extension of the maturity date of the Term Loan.

Interest Rate. Interest on the Credit Facilities will accrue at a rate based on LIBOR or a base rate, in each case, plus an applicable margin. Such applicable margin will be based on the ratio of indebtedness to total asset value. For LIBOR loans, the applicable margin varies (i) in the case of the Revolving Credit Facility, from 2.60% to 3.60%, and (ii) in the case of the Term Loan, from 2.50% to 3.50%. In the case of base rate loans, the applicable margin is the same as that applicable to LIBOR loans less 1.00%.

Availability. The maximum principal amount permitted to be outstanding under the Credit Facilities at any time will not exceed the lesser of (i) 50% of the “as-is” appraised value of a pool of properties securing the Credit Facilities, which initially consist of the properties generally known as CityWest Place Building I & II and the Greenway Plaza, and that satisfy certain criteria specified in the Credit Agreement (the “Borrowing Base Properties”) and (ii) an amount that would not result in a minimum implied debt service coverage ratio associated with the Borrowing Base Properties being less than 1.85 to 1.00 during the first year of the term of the Credit Facilities and 2.00 to 1.00 thereafter, except in certain circumstances in the event that the Operating Partnership deposits all rents and other revenues from the Borrowing Base Properties in a reserve account.

Prepayments. The Credit Facilities are pre-payable at the election of the borrower (upon not less than three business days’ written notice to the administrative agent with respect to prepayments of LIBOR loans) without premium or penalty (other than customary breakage fees).

Amortization and Maturity. The Credit Facilities will not require any scheduled repayments of principal prior to the maturity date.

Collateral. The Credit Facilities are secured by, among other things, (i) first lien mortgages over the Borrowing Base Properties, (ii) first priority pledges of our equity interests in any subsidiary that owns a Borrowing Base Property or any other collateral and any other subsidiary that is a guarantor of the Credit Facilities, (iii) a first priority security interest in all furniture, fixtures and equipment at the Borrowing Base Properties, (iv) an assignment of all related leases, rents, deposits, letter of credit, escrow accounts, REA, income and profits and (v) all lease termination payments. The Credit Facilities are also cross collateralized and cross defaulted among all the Borrowing Base Properties.

Letters of Credit. Up to $15 million of the Revolving Credit Facility will be available for the issuance of letters of credit, with each of Wells Fargo Bank, National Association, Bank of America, N.A. and JPMorgan Chase Bank, N.A. being the issuing banks.

Financial Covenants. At all times during the term of the Credit Facilities, we are required to comply with the following financial covenants:

•	Maximum Leverage Ratio—a ratio of total indebtedness to total asset value of not more than 0.55 to 1.00.

•	Minimum Fixed Charge Coverage Ratio—a ratio of Adjusted EBITDA to fixed charges of not less than 1.75 to 1.00.

•	Maximum Recourse Indebtedness—recourse indebtedness (other than the loans and other extensions under the Credit Facilities) shall be limited to 5% of the total asset value.

•	Minimum Tangible Net Worth—tangible net worth shall not be less than (i) $825,885,200 plus (ii) 70% of the net proceeds of all equity issuances effected at any time after October 6, 2016, with certain exclusions.

•	Dividend Payout/Distributions—distributions or other restricted payments are subject to customary restrictions including, among other things, in amounts equal to the greater of 90% of funds from operations and distributions required to maintain REIT status.

•	Assets owned by Borrower and Guarantors—adjusted total asset value attributable to assets directly owned by the borrower and the guarantors cannot be less than 95% of adjusted total asset value at any time.

•	Borrowing Base Properties—(i) the aggregate appraised value of the Borrowing Base Properties included in the calculation of maximum loan availability cannot be less than $700 million, (ii) there cannot be less than two Borrowing Base Properties included in the calculation of maximum loan availability or (iii) the aggregate occupancy rate of the Borrowing Base Properties cannot be less than 80% (subject to certain allowances regarding CityWest Place Building I).

•	Liquidity—aggregate unrestricted cash and cash equivalents (excluding certain tenant deposits and any other cash and cash equivalents, as agreed upon with the Lenders) plus availability under the Revolving Credit Facility shall equal at least $100 million.

Unused Commitment Fee. To the extent that amounts under the Revolving Credit Facility remain unused, the Operating Partnership is required to pay a quarterly commitment fee in an amount equal to (i) if the unused portion of the Revolving Credit Facility is less than or equal to 50% of the Revolving Credit Facility, 0.30% of the unused portion of the Revolving Credit Facility and (ii) if the unused portion of the Revolving Credit Facility is greater than 50% of the Revolving Credit Facility, 0.40% of the unused portion of the Revolving Credit Facility.

Guaranty. Amounts outstanding under the Credit Facilities are guaranteed by Parkway, all wholly owned material subsidiaries of the Operating Partnership (including all subsidiaries that directly or indirectly own a Borrowing Base Property) that are not otherwise prohibited from guarantying the Credit Facilities, Parkway LP and Parkway Properties General Partners, Inc., which is the general partner of each of the Operating Partnership and Parkway LP. In addition, the Credit Agreement requires that the Operating Partnership and the guarantors directly own at least 95% of the total asset value of Parkway and its subsidiaries, as adjusted to exclude assets held by unconsolidated affiliates and assets of certain subsidiaries that are precluded from guaranteeing debt.

Property-Level Indebtedness

Parkway’s properties were subject to $454.1 million of existing secured property-level indebtedness, based on principal balances at June 30, 2016. Such indebtedness includes customary covenants for comparable commercial borrowers and bears customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross-acceleration default (to indebtedness in excess of a threshold amount); and a change of control.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this discussion, references to “our company,” “we” and “us” mean only Parkway and not its subsidiaries or affiliates, except as otherwise indicated, and references to “customer” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. The summary is also based upon the assumption that we will operate Parkway and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only, is not tax advice, and does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its particular investment or tax circumstances, or to investors subject to special tax rules, including, but not limited to:

•	tax-exempt organizations, except to the extent discussed below in “—Taxation of U.S. Stockholders—Taxation of Tax-Exempt Stockholders”;

•	broker-dealers;

•	non-U.S. corporations, non-U.S. partnerships, non-U.S. trusts, non-U.S. estates, or individuals who are not taxed as citizens or residents of the United States, all of which may be referred to, collectively, as “non-U.S. persons,” except to the extent discussed below in “—Taxation of Non-U.S. Stockholders”;

•	trusts and estates;

•	regulated investment companies;

•	REITs and other pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	financial institutions;

•	insurance companies;

•	subchapter S corporations;

•	foreign (non-U.S. governments);

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding the shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security” or other integrated investment;

•	persons who receive the shares upon the exercise of employee stock options or otherwise as compensation;

•	persons holding the shares through a partnership or similar pass-through entity;

•	persons with a “functional currency” other than the U.S. dollar;

•	persons holding 10% or more (by vote or value) of our common stock, except to the extent discussed below;

•	persons who do not hold the shares as a “capital asset,” within the meaning of Section 1221 of the Code;

•	corporations subject to the provisions of Section 7874 of the Code;

•	U.S. expatriate; or

•	persons otherwise subject to special tax treatment under the Code.

This summary does not address state, local or non-U.S. tax considerations. This summary also does not consider tax considerations that may be relevant with respect to securities we may issue, or selling security holders may sell, such as limited voting stock, other than our common stock.

The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Each prospective investor is advised to consult his or her tax advisor to determine the impact of his or her personal tax situation on the anticipated tax consequences of the acquisition, ownership and sale of our common stock and of our intended election to be taxed as a REIT. This includes the U.S. federal, state, local, foreign and other tax considerations of the ownership and sale of our common stock and the potential changes in applicable tax laws.

Taxation of Our Company

The sections of the Code that relate to our qualification and taxation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the Code sections that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury Regulations, and related administrative and judicial interpretations.

Immediately after the effective time of the Merger, we were treated as a “qualified REIT subsidiary” of Cousins. As described below, a corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT for U.S. federal income tax purposes. We intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year commencing on the day prior to the Spin-Off and ending on December 31, 2016.

We will receive an opinion from Hogan Lovells US LLP that, commencing with our short taxable year ending December 31, 2016, we are organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our current and proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2016 and subsequent taxable years. You should be aware that Hogan Lovells US LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us and Cousins as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS, or any court, and speaks as of the date issued. In addition, Hogan Lovells US LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hogan Lovells US LLP has not reviewed and will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hogan Lovells US LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material) for us to satisfy the requirements for REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify as a REIT.”

Taxation of REITs in General

For each taxable year in which we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our “REIT taxable income” (generally, taxable income subject to specified adjustments, including a deduction for dividends paid and excluding our net capital gain) that is distributed currently to our stockholders.

Any net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to our stockholders, subject to special rules for certain items such as the net capital gain that we recognize.

Even if we qualify for taxation as a REIT, we will be subject to U.S. federal income tax in the following circumstances:

1.	We will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including any undistributed net capital gain. REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2.	We (or our stockholders) may be subject to the “alternative minimum tax” on our items of tax preference, if any.

3.	If we have (1) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business, or (2) other non-qualifying income from foreclosure property, such income will be subject to tax at the highest corporate rate.

4.	Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property.

5.	If we fail to satisfy either the 75% gross income test or the 95% gross income test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because we satisfy specified cure provisions, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

6.	We will be subject to a 4% nondeductible excise tax on the excess of the required calendar year distribution over the sum of the amounts actually distributed, excess distributions from the preceding tax year and amounts retained for which U.S. federal income tax was paid. The required distribution for each calendar year is equal to the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year, other than capital gains we elect to retain and pay tax on as described below; and

•	any undistributed taxable income from prior taxable years.

7.	We will be subject to a 100% penalty tax on certain rental income we receive when a taxable REIT subsidiary provides services to our customers, on certain expenses deducted by a taxable REIT subsidiary on payments made to us and on income for services rendered to us by a taxable REIT subsidiary, if the arrangements among us, our customers, and our taxable REIT subsidiaries do not reflect arm’s-length terms.

8.	If we acquire any assets, directly or indirectly, from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which our basis in the asset is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, we would be liable for corporate income tax, at the highest applicable corporate rate, on the “built-in gain” inherent in those assets if we disposed of those assets within ten years after they were acquired. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a C corporation owns an interest, we will be subject to this tax in proportion to the C corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. The results described in this paragraph assume that the C corporation or partnership transferor will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

9.	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the U.S. stockholder in our common stock.

10.	If we violate an asset test (other than certain de minimis violations) or other requirements applicable to REITs, as described below, but our failure is due to reasonable cause and not due to willful neglect and we nevertheless maintain our REIT qualification because we satisfy specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by such non-qualifying assets by the highest rate of tax applicable to C corporations during periods when owning such assets would have caused us to fail the relevant asset test.

11.	If we fail to satisfy a requirement under the Code and the failure would result in the loss of our REIT qualification, other than a failure to satisfy a gross income test or an asset test, as described in paragraph 10 above, but nonetheless maintain our qualification as a REIT because the requirements of certain relief provisions are satisfied, we will be subject to a penalty of $50,000 for each such failure.

12.	If we fail to comply with the requirement to send annual letters to our stockholders requesting information regarding the actual ownership of our common stock and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

13.	The earnings of any subsidiaries that are C corporations, including any taxable REIT subsidiaries, are subject to U.S. federal corporate income tax.

Notwithstanding our qualification as a REIT, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets, operations or net worth. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a “REIT” as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares or other beneficial interest of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

(7)	that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and that satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that uses a calendar year as its taxable year for U.S. federal income tax purposes;

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

(10)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (our first taxable year as a REIT will be the year commencing on the day prior to the Spin-Off and ending December 31, 2016). Condition (6) must be met during the last half of each taxable year. For purposes of determining share ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we have been organized and we intend to operate and we intend to issue sufficient shares of common stock with sufficient diversity of ownership to allow us to satisfy the above conditions. We believe that we issued sufficient common stock in the Spin-Off with sufficient diversity of ownership to allow us to satisfy requirements (5) and (6) above. In addition, our Charter contains restrictions regarding the transfer and ownership of our common stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above but without causing us to violate the freely transferable shares requirement described in clause (2) above. See “Description of Our Capital Stock—Restrictions on Transfer and Ownership of Shares of Parkway Common Stock.” If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT unless we qualify for certain relief provisions described below under “—Requirements for Qualification as a REIT—Relief from Violations; Reasonable Cause.”

To monitor our compliance with condition (6) above, we are generally required to maintain records regarding the actual ownership of our common stock. To do so, we must demand written statements each year from the record holders of specified percentages of our common stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. If we comply with the record-keeping requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes beginning with our short taxable year commencing on the day prior to the Spin-Off and ending on December 31, 2016, and we do not believe that we have succeeded to any earnings and profits of a C corporation. Therefore, we do not believe we had any undistributed non-REIT earnings and profits.

For purposes of condition (8), we adopted December 31 as our year end, and thereby satisfy this requirement.

As noted above, from the effective time of the Merger until the issuance of non-voting preferred stock to Cousins LP, we were a “qualified REIT subsidiary” of Cousins. Under applicable Treasury Regulations, if either of Cousins or Legacy Parkway failed or fail to qualify as a REIT in its 2012 through 2016 taxable years, unless Cousins’ or Legacy Parkway’s failure to qualify as a REIT was or is subject to relief under as described below under “—Failure to Qualify as a REIT,” we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Cousins or Legacy Parkway failed to qualify. Cousins and Legacy Parkway obtained opinions of counsel in connection with the Merger as to their qualification as REITs at the time of the Merger.

Relief from Violations; Reasonable Cause

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Requirements for Qualification as a REIT—Gross Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Requirements for Qualification as a REIT—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we did not have reasonable cause for a failure, we would fail to qualify as a REIT. Whether we would have reasonable cause for any such failure cannot be known with certainty, because the determination of whether reasonable cause exists depends on the facts and circumstances at the time and we cannot provide any assurance that we in fact would have reasonable cause for a particular failure or that the IRS would not successfully challenge our view that a failure was due to reasonable cause. Moreover, we may be unable to actually rectify a failure and restore asset test compliance within the required timeframe due to the inability to transfer or otherwise dispose of assets, including as a result of restrictions on transfer imposed by our lenders or undertakings with our co-investors or the inability to acquire additional qualifying assets due to transaction risks, access to additional capital or other considerations. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs, as described below. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships, which include the assets, liabilities, and items of income of any partnership in which such subsidiary partnership holds an interest, is treated as our asset and item of income for purposes of applying the REIT requirements.

Any investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S.

federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “—Requirements for Qualification as a REIT—Asset Tests” and “—Requirements for Qualification as a REIT—Gross Income Tests,” and in turn could prevent us from qualifying as a REIT, unless we are eligible for relief from the violation pursuant to relief provisions. See “—Requirements for Qualification as a REIT—Relief from Violations; Reasonable Cause” above, and “—Requirements for Qualification as a REIT—Gross Income Tests,” “—Requirements for Qualification as a REIT—Asset Tests” and “—Failure to Qualify as a REIT,” below, for discussion of the effect of failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Recent legislation may alter who bears the liability in the event any subsidiary partnership is audited and an adjustment is assessed. Congress recently revised the rules applicable to U.S. federal income tax audits of partnerships (such as certain of our subsidiaries) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs, and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the U.S. federal income tax, interest, or penalties otherwise borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership.

Ownership of Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” (“QRS”), that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs, as described below. A QRS is any corporation, other than a taxable REIT subsidiary, that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours) the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation unless it is a taxable REIT subsidiary or a QRS. See “—Requirements for Qualification as a REIT—Gross Income Tests” and “—Requirements for Qualification as a REIT—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. In general, we my jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a taxable REIT subsidiaries. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a taxable REIT subsidiary or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a taxable REIT subsidiary or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the shares issued by a taxable subsidiary corporation to us are assets in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of taxable REIT subsidiaries or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we use such entities to undertake, indirectly, activity that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we use taxable REIT subsidiaries or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of nonqualifying income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s customers that are not conducted on an arm’s-length basis. We intend that all of our transactions with our taxable REIT subsidiaries will be conducted on an arm’s-length basis.

Gross Income Tests

To qualify as a REIT, we must satisfy two gross income requirements that are applied on an annual basis. First, in each taxable year, at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, as described below, and certain foreign currency transactions) must be derived from investments relating to real property or mortgages on real property, including:

•	“rents from real property”;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgages on real property, in either case, not held for sale to customers;

•	interest income derived from mortgage loans secured by real property; and

•	income attributable to temporary investments of new capital in stocks and debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or issuance of debt obligations with at least a five-year term.

Second, at least 95% of our gross income in each taxable year (excluding gross income from prohibited transactions, certain hedging transactions, as described below, and certain foreign currency transactions) must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as (a) other dividends, (b) interest (including interest income from debt instruments issued by publicly offered REITs), and (c) gain from the sale or disposition of stock or securities (including gain from the sale or other disposition of debt instruments issued by publicly offered REITs), in either case, not held for sale to customers.

Gross income from certain hedging transactions is excluded from gross income for purposes of the 75% gross income test and 95% gross income test. Income from, and gain from the termination of, certain hedging transactions, where the property or indebtedness that was the subject of the prior hedging transaction was extinguished or disposed of, also will be excluded from gross income for purposes of the 75% gross income test and the 95% gross income test. See “—Requirements for Qualification as a REIT—Gross Income Tests—Income from Hedging Transactions.”

Rents from Real Property. Rents we receive will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the customer, the computation of the rent payable, and the nature of the property lease.

•	First, the amount of rent must not be based in whole, or in part, on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	Second, we, or an actual or constructive owner of 10% or more of our common stock, must not actually or constructively own 10% or more of the interests in the customer, or, if the customer is a corporation, 10% or more of the voting power or value of all classes of stock of the customer. Rents received from such customer that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT

•	subsidiary are comparable to rents paid by our other customers for comparable space or (ii) the property is a qualified lodging facility or a qualified health care property and such property is operated on behalf of the taxable REIT subsidiary by a person who is an “eligible independent contractor” (as described below) and certain other requirements are met;

•	Third, rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

•	Fourth, for rents to qualify as “rents from real property,” for the purpose of satisfying the gross income tests, we generally must not operate or manage the property or furnish or render services to the customers of such property, other than through an “independent contractor” who is adequately compensated and from whom we derive no revenue or through a taxable REIT subsidiary. This requirement, however, does not apply to the extent the services we provide are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, this requirement will not apply to “non-customary” services we provide, if the annual value of such non-customary services does not exceed 1% of the gross income derived from the property with respect to which the non-customary services are provided (the “1% de minimis exception”). For this purpose, such services may not be valued at less than 150% of our direct cost of providing the service, and any gross income deemed to have been derived by us from the performance of non-customary services pursuant to the 1% de minimis exception will constitute nonqualifying gross income under the 75% and 95% gross income tests.

We intend to monitor the activities provided at, and the non-qualifying income arising from, our properties and do not expect to provide services at levels that will cause us to fail to meet the income tests. We provide services and may provide access to third-party service providers at some or all of our properties. We believe that all access to service providers and services that we expect to provide to customers (other than through an eligible independent contractor or a taxable REIT subsidiary) either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in an amount of impermissible customer service income that will cause us to fail to meet the income test requirements. However, we cannot provide any assurance that the IRS will agree with these positions.

Income we receive which is attributable to the rental of parking spaces at the properties will constitute rents from real property for purposes of the REIT gross income tests if the services provided with respect to the parking facilities are performed by independent contractors from whom we derive no income, either directly or indirectly, or by a taxable REIT subsidiary. We believe that the income we receive that is attributable to parking facilities will meet these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

Interest Income. “Interest” generally will be non-qualifying income for purposes of the 75% or 95% gross income tests if it depends, in whole or in part, on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We do not expect to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

Dividend Income. We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or QRSs. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from any taxable REIT subsidiaries to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Dividends that we receive from other qualifying REITs, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Income from Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap or cap agreements, option agreements, and futures or forward contracts. Income of a REIT, including income from a pass-through subsidiary, arising from “clearly identified” hedging transactions that are entered into to manage the risk of interest rate or price changes with respect to borrowings, including gain from the disposition of such hedging transactions, to the extent the hedging transactions hedge indebtedness incurred, or to be incurred, by the REIT to acquire or carry real estate assets (each such hedge, a “Borrowings Hedge”), will not be treated as gross income for purposes of either the 95% gross income test or the 75% gross income test. Income of a REIT arising from hedging transactions that are entered into to manage the risk of currency fluctuations with respect to our investments (each such hedge, a “Currency Hedge”) will not be treated as gross income for purposes of either the 95% gross income test or the 75% gross income test provided that the transaction is “clearly identified.” This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. In general, for a hedging transaction to be “clearly identified,” (1) it must be identified as a hedging transaction before the end of the day on which it is acquired, originated, or entered into; and (2) the items of risks being hedged must be identified “substantially contemporaneously” with entering into the hedging transaction (generally not more than 35 days after entering into the hedging transaction). To the extent that we hedge with other types of financial instruments or in other situations, the resultant income will be treated as income that does not qualify under the 95% or 75% gross income tests unless the hedge meets certain requirements and we elect to integrate it with a specified asset and to treat the integrated position as a synthetic debt instrument. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT but there can be no assurance we will be successful in this regard.

Income from Prohibited Transactions. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, either directly or through subsidiary partnerships and limited liability companies, (excluding sales of foreclosure property and sales conducted by taxable REIT subsidiaries) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Under a statutory safe harbor, however, we generally will not be subject to the 100% tax with respect to gain on a property we sell if (i) we have held the property for at least two years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the two years preceding the sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure and other than certain involuntary conversions) in the year of sale or (b) meet certain other conditions. The sale of more than one property to a buyer as part of one transaction constitutes one sale for purposes of this safe harbor. Not all of our property sales may qualify for the safe harbor. Nevertheless, we intend to own our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning rental properties and making occasional sales of properties as are consistent with our investment objectives. However, the IRS may successfully contend that some or all of the sales made by us or subsidiary partnerships or limited liability companies are prohibited transactions, in which case, we would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Income from Foreclosure Property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure property election has been made and remains in place generally will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property if the election is available (which may not be the case with respect to any acquired “distressed loans”).

Failure to Satisfy the Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth a description of each item of our gross income that satisfies the gross income tests for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. As discussed above, under “—Taxation of REITs in General,” even if these relief provisions apply, a tax would be imposed based on the amount of non-qualifying income. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Any redetermined rents, redetermined deductions, excess interest, or redetermined taxable REIT subsidiary service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by taxable REIT subsidiaries to any of our customers, redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations, and redetermined taxable REIT subsidiary service income is gross income (less deductions allocable thereto) of a taxable REIT subsidiary attributable to services provided to, or on behalf of, us that is less than the amounts that would have been paid by us to the taxable REIT subsidiary if based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible customer service income as a result of satisfying the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	rents paid to us by customers leasing at least 25% of the net leasable space of the REIT’s property who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s customers leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the service is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

While we intend that any fees paid to a taxable REIT subsidiary for customer services reflect arm’s-length rates, a taxable REIT subsidiary may, under certain circumstances, provide customer services which do not satisfy any of the safe-harbor provisions described above. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions or excess interest, as applicable.

Asset Tests

To qualify as a REIT, at the close of each calendar quarter, we must satisfy the following tests relating to the nature and diversification of our assets. For purposes of the asset tests, a REIT is not treated as owning the stock of a QRS or an equity interest in any entity treated as a partnership otherwise disregarded for U.S. federal income tax purposes. Instead, a REIT is treated as owning its proportionate share of the assets held by such entity.

•	At least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. government securities. For purposes of this test, real estate assets include interests in real property, such as land and buildings, leasehold interests in real property, stock of other corporations that qualify as REITs (and debt instruments issued by publicly offered REITs, interests in mortgages on interests in real property and personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”), some types of mortgage-backed securities and mortgage loans, and stock or debt instruments held for less than one year purchased with an offering of our common stock or long term debt. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below:

•	not more than 25% of our total assets may be represented by securities other than those described in the first bullet above.

•	except for securities described in the first bullet above and the last bullet below and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•	except for securities described in the first bullet above and the last bullet below and securities in QRSs and taxable REIT subsidiaries, we may not own more than 10% of any one issuer’s outstanding voting securities.

•	except for securities described in the first bullet above and the last bullet below and securities in QRSs and taxable REIT subsidiaries, and certain types of indebtedness that are not treated as securities for purposes of this test, as discussed below, we may not own more than 10% of the total value of the outstanding securities of any one issuer.

•	not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. For our tax years beginning after December 31, 2017, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

•	not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments (e.g., not secured by real property or interests in real property).

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including (1) loans to individuals or estates; (2) obligations to pay rent from real property; (3) rental agreements described in Section 467 of the Code; (4) any security issued by other REITs; (5) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (6) any other arrangement as determined by the IRS. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by a partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, debt will meet the “straight debt” safe harbor if (1) neither us, nor any of our controlled taxable REIT subsidiaries (i.e., taxable REIT subsidiaries more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by us), own any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. However, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if either (1) such contingency does not have the effect of changing the effective yield of maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

To the extent that we own an interest in an issuer that does not qualify as a REIT, a qualified REIT subsidiary, or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of our assets. Moreover, with respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any such issuer complies with the 10% voting securities limitation and 10% value limitation.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. As a result, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

Failure to Satisfy the Asset Tests. The asset tests must be satisfied not only on the last day of the calendar quarter in which we, directly or through pass-through subsidiaries, acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in pass-through subsidiaries. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets (including a discrepancy caused solely by the change in the foreign currency exchange rate used to value a foreign asset). If failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT, unless we satisfy certain relief provisions.

The failure to satisfy the 5% asset test, or the 10% vote or value asset tests can be remedied even after the 30-day cure period under certain circumstances. Specifically, if we fail these asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposing of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), paying a tax equal to the greater of $50,000 or the highest corporate income tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test, and filing in accordance with applicable Treasury regulations a schedule with the IRS that describes the assets that caused us to fail to satisfy the asset test(s). We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the asset tests applicable to REITs. In certain circumstances, utilization of such provisions could result in us being required to pay an excise or penalty tax, which could be significant in amount.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to:

•	the sum of: (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain; and (2) 90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount included in our taxable income without the receipt of a corresponding payment, cancellation of indebtedness or income attributable to a like-kind exchange that is later determined to be taxable.

We generally must make dividend distributions in the taxable year to which they relate. Dividend distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. Second, distributions may be made in the following year if they are declared before we timely file our tax return for the year and if made with or before the first regular dividend payment after such declaration. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide REITs with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class and (2) in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. This requirement does not currently apply to publicly offered REITs, including us, but does apply to nonpublicly offered REITs (e.g., subsidiary REITs).

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on that amount at regular corporate tax rates. We intend to make timely distributions sufficient to satisfy these annual distribution requirements. In certain circumstances we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they included in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, (1) will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains; and (2) cannot be passed through or used by our stockholders. See “—Taxation of U.S. Stockholders—Taxation of Taxable U.S. Stockholders—Distributions Generally.”

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

Immediately before the Separation, we were treated as acquiring our initial assets from Cousins in exchange for our common stock. Although the law is not entirely clear, we and Cousins treated that contribution as a tax-deferred transaction in which our carryover basis in our initial assets was increased by the gain that was recognized to Cousins on our distribution of the cash proceeds from a loan incurred by the Operating Partnership. If that position is respected, our basis in our initial properties is equal to their fair market value at the time of the Separation. There can be no assurance, however that the IRS might not assert that we are not entitled to increase the basis in our assets as a result of the gain recognized by Cousins in the Separation, in which case we would have a carryover basis in our initial assets that is less than their fair market value and we would have lower amounts of depreciation deduction for tax purposes than we would if we had acquired our initial properties in a taxable transaction. In that event, the lower amounts of depreciation deductions would increase the amount we are required to distribute to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

We expect that our REIT taxable income (determined before our deduction for dividends paid) will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

We may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Record-Keeping Requirements

We are required to and we intend to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification other than gross income and asset tests that have the specific savings clauses, we can avoid termination of our REIT qualification by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect. It is not possible to predict whether in all circumstances we would be entitled to the benefit of this relief provision.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. If we fail to qualify for taxation as a REIT, we will not be required to make any distributions to stockholders, and any distributions that are made to stockholders will not be deductible by us. As a result, our failure to qualify for taxation as a REIT would significantly reduce the funds available for distributions by us to our stockholders. In addition, if we fail to qualify for taxation as a REIT, all distributions to stockholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends, which means that stockholders taxed as individuals would receive qualified dividend income that would be taxed at capital gains rates, and corporate stockholders generally would be entitled to a dividends received deduction with respect to such dividends. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. Under applicable Treasury

Regulations, if Cousins or Legacy Parkway failed, or fails, to qualify as a REIT in its 2012 through 2016 taxable years, unless Cousins’ or Legacy Parkway’s failure was or is subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Cousins or Legacy Parkway failed to qualify. Cousins and Legacy Parkway obtained opinions of counsel in connection with the Merger as to their qualification as REITs at the time of the Merger. There can be no assurance that we would be entitled to any statutory relief. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the requirements applicable to REITs.

Tax Aspects of Our Ownership of Interests in the Operating Partnership

General

Substantially all of our investments will be owned indirectly through the Operating Partnership, which owns our properties either directly or through certain subsidiaries. This discussion focuses on the tax aspects of our ownership of properties through partnerships and entities such as limited liability companies that are taxable as partnerships for U.S. federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We intend to include in our gross income our proportionate share of the foregoing partnership items for purposes of the gross income tests applicable to REITs and in the computation of our REIT taxable income.

Moreover, for purposes of the REIT asset tests, we intend to include our proportionate share of assets held through the Operating Partnership and those of its subsidiaries that are either disregarded as separate entities or that are treated as partnerships for U.S. federal income tax purposes. For more information, see “—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Partnership Interests.”

Entity Classification

If the Operating Partnership or any other non-corporate subsidiary were treated as an association, the entity would be taxable as a corporation and, therefore, would be subject to U.S. federal and state income tax on its taxable income. In such a situation, the character of our assets and items of gross income would change and could preclude us from qualifying as a REIT (see “—Requirements for Qualification as a REIT—Asset Tests” and “—Requirements for Qualification as a REIT—Gross Income Tests”). The tax treatment of our company, and the U.S. federal income tax consequences of the ownership of our common stock would be materially different from the consequences described herein if the Operating Partnership and all of its subsidiaries (other than a taxable REIT subsidiary) were not classified as partnerships or disregarded as separate entities for U.S. federal income tax purposes. If the Operating Partnership were taxable as a corporation, most, if not all, of the U.S. federal income tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in the Operating Partnership would exceed 5% of our assets and we would be considered to hold more than 10% of the voting securities (and more than 10% of the value of the outstanding securities) of another corporation (see “—Requirements for Qualification as a REIT—Asset Tests”). In this event, the value of our stock could be materially adversely affected (see “—Failure to Qualify as a REIT”).

Pursuant to Treasury Regulations under Section 7701 and Section 7704 of the Code, a partnership will be treated as a partnership for U.S. federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation by virtue of being a “publicly traded partnership.” Neither the Operating Partnership nor any of its non-corporate subsidiaries that are not taxable REIT subsidiaries have elected or will elect to be treated as a corporation for U.S. federal income tax purposes. Therefore, subject to the discussion below regarding the rules applicable to publicly traded partnerships, the Operating Partnership and each subsidiary that is not a taxable REIT subsidiary will be treated as a partnership for U.S. federal income tax purposes (or, if such an entity has only one partner or member, disregarded entirely for U.S. federal income tax purposes).

Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation if it is a “publicly traded partnership” and it does not derive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an “established securities market” or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” The units of the Operating Partnership currently are not and, in the future we do not expect that they will be traded on an “established securities market,” and we will take the reporting position for U.S. federal income tax purposes that the Operating Partnership is not a publicly traded partnership. There is a risk, however, that the right of a holder of the Operating Partnership units to redeem the units for our common stock could cause the Operating Partnership units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership.

If the Operating Partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. The income requirements applicable to us to qualify as a REIT under the Code, on the one hand, and the definition of qualifying income under the publicly traded partnership rules, on the other hand, are very similar. Although differences exist between these two income tests, we do not expect that these differences would cause the Operating Partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships. We expect that, even if it were a publicly traded partnership, the Operating Partnership will have sufficient qualifying income so that it would be taxed as a partnership.

Allocations of the Operating Partnership’s Income, Gain, Loss and Deduction

A partnership agreement will generally determine the allocation of income and loss among partners. However, such allocations will be disregarded for U.S. federal income tax purposes if they do not comply with the provisions of Code Section 704(b) and the Treasury Regulations promulgated thereunder. Generally, Code Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item. The allocations of taxable income and loss provided for in the Partnership Agreement are intended to comply with the requirements of Section 704(b) of the Code and the regulations promulgated thereunder.

Tax Allocations with Respect to Our Properties

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as property deemed contributed to the Operating Partnership in connection with the partnership merger) must be allocated in a manner such that the contributing partners are charged with, or benefit from, the difference between the adjusted tax basis and the fair market value of such property at the time of contribution. This difference is known as a book-tax difference. The Partnership Agreement requires that such allocations be made in a manner consistent with Code Section 704(c). Any property purchased by the Operating Partnership for cash initially will have an adjusted tax basis equal to its fair market value, and Code Section 704(c) generally will not apply. In the future, however, the Operating Partnership may admit partners in exchange for a contribution of appreciated property.

Treasury Regulations issued under Code Section 704(c) provide partnerships with a choice of several methods of accounting for book-tax differences. Under certain available methods, the carryover basis of contributed properties in the hands of the Operating Partnership (i) would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (ii) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirement and may result in a greater portion of our distributions being treated, for U.S. federal income tax purposes, as a dividend (rather than as a return of capital).

Taxation of U.S. Stockholders

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations. For these purposes, the term “U.S. stockholder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common stock by the partnership.

Distributions Generally. So long as we qualify as a REIT, distributions that we make to our taxable U.S. stockholders out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not designated as capital gains dividends or “qualified dividend income” will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to any outstanding preferred shares and then to our outstanding common stock. With limited exceptions, our dividends are not eligible to be taxed at the preferential qualified dividend income rates currently available to U.S. stockholders that are individuals, trusts and estates who receive dividends from taxable subchapter “C” corporations.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as “capital gain dividends” will be taxable to our taxable U.S. stockholders as long-term capital gains without regard to the period for which the U.S. stockholder that receives such distribution has held its shares. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of some capital gain dividends as ordinary income. Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on these dividends.

We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case U.S. stockholders will be treated as having received, solely for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes that we paid on such undistributed capital gains. A U.S. stockholder will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. stockholder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

•	a long-term capital gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20% (excluding the 3.8% tax on “net investment income”), and taxable to U.S. stockholders that are corporations at a maximum rate of 35%; or

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a U.S. stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a U.S. stockholder’s shares, the U.S. stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of Our Company” and “—Requirements for Qualification as a REIT—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

The maximum amount of dividends that we may designate as capital gain and as “qualified dividend income” (discussed below) with respect to any taxable year may not exceed the dividends actually paid by us with respect to such year, including dividends paid by us in the succeeding tax year that relate back to the prior tax year for purposes of determining our dividends paid deduction.

Qualified Dividend Income. We may elect to designate a portion of our distributions paid to stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders as capital gain, provided that the stockholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares become ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by us during such taxable year from non-REIT corporations (including our taxable REIT subsidiaries);

•	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

•	the excess of (i) any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a “C” corporation with respect to which we are required to pay U.S. federal income tax, over (ii) the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if (A) the dividends are received from (i) a U.S. corporation (other than a REIT or a RIC), (ii) any of our taxable REIT subsidiaries, or (iii) a “qualifying foreign corporation,” and (B) specified holding period requirements and other requirements are met. A foreign corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. If we designate any portion of a dividend as qualified dividend income, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as qualified dividend income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our common stock will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against income or gain relating to our common stock. To the extent that distributions we make do not constitute a return of capital, they generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder may elect, depending on its particular situation, to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates.

Dispositions of Our Common Stock. If a U.S. stockholder sells, redeems or otherwise disposes of our common stock in a taxable transaction, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. In general, a U.S. stockholder’s adjusted basis will equal the U.S. stockholder’s acquisition cost, increased by the excess for net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns on capital.

In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our common stock will be subject to a maximum U.S. federal income tax rate of 20% (excluding the 3.8% tax on “net investment income”), if our common stock are held for more than one year, and will be taxed at ordinary income rates of up to 39.6% if the stock is held for one year or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. stockholders) to a portion of capital gain realized by a non-corporate U.S. stockholder on the sale of our common stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. stockholders should consult with their own tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a U.S. stockholder upon the disposition of our common stock that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the U.S. stockholder as long-term capital gain.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. stockholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock, or transactions that we might undertake directly or indirectly.

Net Investment Income Tax. In certain circumstances, certain U.S. stockholders that are individuals, estates or trusts are subject to a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of REIT shares. U.S. stockholders should consult their own tax advisors regarding this legislation.

Taxation of Tax-Exempt Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity generally do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of our common stock is financed through a borrowing by the U.S. tax-exempt stockholder), (2) our common stock is not otherwise used in an unrelated trade or business of a U.S. tax-exempt stockholder, and (3) we do not hold an asset that gives rise to “excess inclusion income,” distributions that we make and income from the sale of our common stock generally should not give rise to UBTI to a U.S. tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Section 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, are subject to different UBTI rules, which generally require such stockholders to characterize distributions from us as UBTI, unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our common stock. These stockholders should consult with their tax advisors concerning these set aside and reserve requirements.

In certain circumstances, a pension trust that (1) is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of the value of our common stock could be required to treat a percentage of the dividends as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT, unless:

•	either (1) one pension trust owns more than 25% of the value of our stock, or (2) one or more pension trusts, each individually holding more than 10% of the value of our common stock, collectively own more than 50% of the value of our common stock; and

•	we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. As a result of certain limitations on the transfer and ownership of our common and preferred shares contained in our Charter, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above with respect to pension-held REITs should be inapplicable to our tax-exempt stockholders.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing U.S. federal income taxation of non-U.S. stockholders. For purposes of this summary, “non-U.S. stockholder” is a beneficial owner of our common stock that is not a U.S. stockholder (as defined above under “—Taxation of U.S. Stockholders—Taxation of Taxable U.S. Stockholders”) or an entity that is treated as a partnership for U.S. federal income tax purposes. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. Prospective non-U.S. stockholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of shares of our common stock or preferred stock, including any reporting requirements.

Distributions Generally. As described in the discussion below, distributions paid by us with respect to our common stock will be treated for U.S. federal income tax purposes as:

•	ordinary income dividends;

•	long-term capital gain; or

•	return of capital distributions.

This discussion assumes that our common stock will be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) provisions described below. We anticipate that our common stock will be regularly traded on an established securities market in the United States following the Separation. If our common stock is not regularly traded on an established securities market, the tax considerations described below would materially differ.

Ordinary Income Dividends. A distribution paid by us to a non-U.S. stockholder will be treated as an ordinary income dividend if the distribution is payable out of our earnings and profits and:

•	not attributable to our net capital gain; or

•	the distribution is attributable to our net capital gain from the sale of U.S. Real Property Interests, or “USRPIs,” and the non-U.S. stockholder owns 10% or less of the value of our common stock at all times during the one-year period ending on the date of the distribution.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our common stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation.

Generally, we will withhold and remit to the IRS 30% (or lower applicable treaty rate) of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated earnings and profits) that could not be treated as capital gain distributions with respect to the non-U.S. stockholder (and that are not deemed to be capital gain dividends for purposes of the FIRPTA withholding rules described below), unless:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or Form W-8BEN-E, as applicable, evidencing eligibility for that reduced treaty rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business; or

•	the non-U.S. stockholder is a foreign sovereign or controlled entity of a foreign sovereign and also provides an IRS Form W-8EXP claiming an exemption from withholding under Section 892 of the Code.

Return of Capital Distributions. Unless (A) shares of our common stock constitute a USRPI, as described in “— Dispositions of Our Common Stock” below, or (B) either (1) the non-U.S. stockholder’s investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S.

stockholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If shares of our common stock constitute a USRPI, as described below, distributions that we make in excess of the sum of (1) the non-U.S. stockholder’s proportionate share of our earnings and profits, and (2) the non-U.S. stockholder’s basis in its shares, will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 15% of the amount by which the distribution exceeds the non-U.S. stockholder’s share of our earnings and profits.

Capital Gain Dividends. A distribution paid by us to a non-U.S. stockholder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated earnings and profits and:

•	the distribution is attributable to our net capital gain (other than from the sale of USRPIs) and we timely designate the distribution as a capital gain dividend; or

•	the distribution is attributable to our net capital gain from the sale of USRPIs and the non-U.S. common stockholder owns more than 10% of the value of common stock at any point during the one-year period ending on the date on which the distribution is paid.

Long-term capital gain that a non-U.S. stockholder is deemed to receive from a capital gain dividend that is not attributable to the sale of USRPIs generally will not be subject to U.S. federal income tax in the hands of the non-U.S. stockholder unless:

•	the non-U.S. stockholder’s investment in our common stock is effectively connected with a U.S. trade or business of the non-U.S. stockholder, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% (or lower applicable treaty rate) branch profits tax; or

•	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States in which case the nonresident alien individual will be subject to a 30% tax on his capital gains.

Under FIRPTA, distributions that are attributable to net capital gain from the sale by us of USRPIs and paid to a non-U.S. stockholder that owns more than 10% of the value of our common stock at any time during the one-year period ending on the date on which the distribution is paid will be subject to U.S. tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend, and, in the case of a non-U.S. stockholder that is a corporation, such distributions also may be subject to the 30% (or lower applicable treaty rate) branch profits tax.

Any distribution paid by us that is treated as a capital gain dividend or that could be treated as a capital gain dividend with respect to a particular non-U.S. stockholder will be subject to special withholding rules under FIRPTA. We will withhold and remit to the IRS 35% (or, to the extent provided in Treasury Regulations, 20%) of any distribution that could be treated as a capital gain dividend with respect to the non-U.S. stockholder, whether or not the distribution is attributable to the sale by us of USRPIs. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability or refundable when the non-U.S. stockholder properly and timely files a tax return with the IRS. In addition, distributions to certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our common stock. Furthermore, distributions to “qualified foreign pension funds” (as defined in the Code) or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

Undistributed Capital Gain. Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our common stock held by non-U.S. stockholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom its proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gains to the non-U.S. stockholder, and generally receive from the IRS a refund to the extent its proportionate share of the tax paid by us were to exceed the non-U.S. stockholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. stockholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions of Our Common Stock. Unless shares of our common stock constitute a USRPI, a sale of our common stock by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. Generally, subject to the discussion below regarding dispositions by “qualified stockholders” and “qualified foreign pension funds,” with respect to any particular stockholder, shares of our common stock will constitute a USRPI only if each of the following three statements is true:

•	fifty percent or more of our assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor;

•	we are not a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. stockholders at all times during a specified testing period. Although we believe that we will remain a domestically-controlled REIT, because our common stock is publicly traded, we cannot guarantee that we will remain a domestically-controlled qualified investment entity; and

•	either (a) our common stock is not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market; or (b) our common stock is “regularly traded” on an established securities market and the selling non-U.S. stockholder has held over 10% of our outstanding common stock any time during the five-year period ending on the date of the sale.

A sale of our common stock by a “qualified stockholder” or a “qualified foreign pension fund” that holds our common stock directly (or indirectly through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA. However, if a foreign investor in a “qualified stockholder” directly or indirectly, whether or not by reason of such investor’s ownership interest in the “qualified stockholder,” holds more than 10% of the stock of a REIT, then a portion of the REIT stock held by the “qualified stockholder” (based on the foreign investor’s percentage ownership of the “qualified stockholder”) would be treated as a USRPI in the hands of the “qualified stockholder” and will be subject to FIRPTA.

Specific wash sales rules applicable to sales of shares in a domestically controlled qualified investment entity could result in gain recognition, taxable under FIRPTA, upon the sale of our common stock even if we are a domestically-controlled qualified investment entity. These rules would apply if a non-U.S. stockholder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. stockholder as gain from the sale or exchange of a USRPI, (2) acquires, or enters into a contract or option to acquire, other shares of our common stock during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if our common stock is “regularly traded” on an established securities market in the United States, such non-U.S. stockholder has owned more than 10% of our outstanding common stock at any time during the one-year period ending on the date of such distribution.

If gain on the sale of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and, if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of the shares generally would be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of our common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder as follows: (1) if the non-U.S. stockholder’s investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Information Reporting and Backup Withholding Tax Applicable to Stockholders

U.S. Stockholders—Generally

In general, information reporting requirements will apply to distributions made with respect to our common stock and to payments of the proceeds on the sale of our common stock to some U.S. stockholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments (currently at the rate of 28%) if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some stockholders may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s U.S. federal income tax liability and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

U.S. Stockholders—Withholding on Payments in Respect of Certain Foreign Accounts.

As described below, certain future payments made to “foreign financial institutions” and “non-financial foreign entities” may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this withholding provision on their ownership and disposition of our common stock. For more information, see “—Non-U.S. Stockholders—Withholding on Payments to Certain Foreign Entities.”

Non-U.S. Stockholders—Generally

Generally, information reporting will apply to payments or distributions on our common stock, and backup withholding described above for a U.S. stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The payment of the proceeds from the disposition of our common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding as described above for U.S. stockholders, or the withholding tax for non-U.S. stockholders, as applicable, unless the non-U.S. stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. stockholder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership 50% or more of whose interests are held by partners who are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker unless the broker has documentary evidence as to the non-U.S. stockholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. If a non-U.S. stockholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under an applicable income tax treaty. Because the application of these Treasury regulations varies depending on the non-U.S. stockholder’s particular circumstances, non-U.S. stockholders are urged to consult their tax advisor regarding the information reporting requirements applicable to them.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. stockholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Non-U.S. Stockholders—Withholding on Payments to Certain Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligations requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is exempted under FATCA. Under delayed effective dates provided for in the regulations, the required withholding will not begin until January 1, 2019 with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Other Tax Considerations

State, Local and Foreign Taxes

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our stockholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. In addition, a stockholder’s state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult with their tax advisors regarding the effect of state and local tax laws on an investment in our common stock and depositary shares.

Our subsidiaries that are taxable REIT subsidiaries, if any, are subject to U.S. federal, state and local income tax at the full applicable corporate rates. In addition, a taxable REIT subsidiary is limited in its ability to deduct interest payments in excess of a certain amount made directly or indirectly to us. To the extent that our taxable REIT subsidiaries and we are required to pay U.S. federal, state or local taxes, we will have fewer funds available for distribution to stockholders.

Tax Shelter Reporting

If a holder recognizes a loss as a result of a transaction with respect to our common stock of at least (i) for a holder that is an individual, S corporation, trust or a partnership with at least one non-corporate partner, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a holder that is either a corporation or a partnership with only corporate partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such holder may be required to file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

SELLING STOCKHOLDERS

The 5,847,168 shares of our common stock being registered for resale under this prospectus include (i) 4,821,416 shares that were received by the TPG Parties, collectively, in connection with the Spin-Off on October 7, 2016, following the Merger, and (ii) 1,025,752 shares that, from time to time, we may issue to holders of OP units in Parkway LP upon the tender of OP units for redemption in accordance with the Parkway LP Partnership Agreement, in each case, as well as the permitted transferees, pledges, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale (collectively, the “selling stockholders”). The registration statement of which this prospectus is a part shall also cover any additional shares of common stock that become issuable in connection with the common stock registered for sale in this prospectus because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of our outstanding shares of common stock.

We are registering the resale of certain of the shares of common stock in order to satisfy our contractual obligations under the TPG Stockholders Agreement and the Registration Rights Agreement. The TPG Stockholders Agreement requires us to use commercially reasonable efforts to file a registration statement with the SEC within 30 days following the closing of the Merger to register for resale the shares held by the TPG Parties. The Registration Rights Agreement provides for the registration by us of certain securities held by or issuable to Mr. Thomas and the other parties thereto, including shares of common stock underlying OP units in Parkway LP.

Each of the selling stockholders may from time to time offer and sell pursuant to this prospectus the shares of common stock set forth opposite his, her or its name in the table below. The table below sets forth the names of the selling stockholders and the following information as of November 3, 2016:

•	the number of shares of common stock beneficially owned, to our knowledge, by the selling stockholder;

•	the maximum number of shares of common stock that may be offered for sale by the selling stockholder under this prospectus;

•	the number of shares of common stock assumed to be beneficially owned by the selling stockholder upon completion of the offering; and

•	the percentage of our outstanding shares of common stock beneficially owned by the selling stockholder upon completion of this offering.

Because the selling stockholders may offer all, some or none of the shares of common stock pursuant to this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares of common stock, no definitive estimate can be given as to the amount of shares of common stock that will be held by the selling stockholders after completion of this offer. The following table has been prepared assuming that (i) all OP units in Parkway LP are tendered for redemption or exchange by the holders and that we issue shares of common stock on a one-for-one basis in redemption of such OP units in accordance with the Parkway LP Partnership Agreement and (ii) the selling stockholders sell all of the shares of common stock beneficially owned by them (including any shares of common stock issued upon redemption of OP units) that have been registered by us pursuant to the registration statement of which this prospectus is a part and do not acquire any additional shares of common stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of their shares of common stock. Likewise, we cannot predict whether or when any holders of OP units will elect to redeem their OP units or whether we will elect to satisfy any redemption or purchase of OP units with cash or shares of our common stock.

The selling stockholders listed in the table below may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date as of which the information is presented in the table below. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

Unless otherwise indicated, the address of each named person is c/o Parkway, Inc., 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

	Beneficial Ownership Prior to Resale Offering				Common Stock Registered Pursuant to This	Beneficial Ownership After Resale Offering(1)
Name of Selling Stockholder	Total Common Stock and OP Units (2)(3)		Percentage of Common Stock and OP Units (4)		Registration Statement (Maximum Number That May Be Sold)	Common Stock	Percentage of Class
TPG VI Pantera Holdings, L.P. c/o TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	4,808,454		9.6%		4,808,454	—	—
TPG VI Management, LLC c/o TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	12,962		*		12,962	—	—
Maguire Thomas Partners—Philadelphia, Ltd. (5)(6)	273,690		*	(7)	273,690	—	—
Thomas Investment Partners, Ltd. (5)(6)	453,155		*	(7)	249,565	203,590	*
Maguire Thomas Partners—Commerce Square II, Ltd. (5)(6)	179,767		*	(7)	179,767	—	—
The Lumbee Clan Trust (5)(6)	241,056	(8)	*	(7)	144,285	96,771	*
Andrew Silverman (5)	56,480		*		56,480	—	—
Alexander D. Silverman (5)	56,480		*		56,480	—	—
James R. Heistand (5)(9)	891,533	(10)	1.8%		13,937	877,596	1.7%
Thomas Partners, Inc. (5)(6)	10,658		*	(7)	10,658	—	—
Diana Laing (5)	9,080		*		9,080	—	—
M. Jayson Lipsey (5)(11)	120,504	(12)	*		7,262	113,242	*
Jeremy Dorsett (5)(13)	33,248	(14)	*		5,868	27,380	*
Scott E. Francis (5)(15)	12,885	(16)	*		5,306	7,579	*
David R. O’Reilly (5)(17)	91,215	(18)	*		4,890	86,325	*
Jason A. Bates (5)(19)	9,749	(20)	*		4,841	4,908	*
Paul Rutter (5)	2,920		*		2,920	—	—
Thomas Master Investments, LLC (5)(6)	49,020		*	(7)	455	48,565	*
Jeffrey N. Meltzer (5)	134		*		134	—	—
John A. Meltzer (5)	134		*		134	—	—

*	Less than 1%.
(1)	The selling stockholders are not obligated to sell all or any portion of our common stock shown as offered by them. Therefore, for purposes of this table, we have assumed that the selling stockholders have sold only the shares of common stock being registered by us pursuant to the registration statement of which this prospectus is a part.
(2)	Includes shares of common stock and OP units held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Pursuant to Rule 13d-3 of the Exchange Act, beneficial ownership includes any shares over which the selling stockholder has sole or shared voting or investment power and also any shares that the selling stockholder has the right to acquire within 60 days of November 3, 2016 through the exercise of options or other rights.
(3)	The registration statement of which this prospectus is a part shall also cover any additional shares of common stock that become issuable in connection with the common stock registered for sale in this prospectus because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of our outstanding shares of common stock.
(4)	Based on 49,110,645 shares of our common stock and 1,025,752 OP units outstanding as of November 3, 2016.

(5)	For a holder of OP units in Parkway LP, the number of shares of common stock assumes that all OP units held as of the date of this prospectus are tendered for redemption in accordance with the Parkway LP Partnership Agreement and that Parkway elects to issue shares of common stock upon such redemption on a one-to-one basis.
(6)	OP unitholder is affiliated with Mr. James A. Thomas, chairman of our board of directors. Mr. Thomas previously served as chairman of the board of directors of Legacy Parkway from December 2013 until the Merger. Such OP unitholders affiliated with Mr. Thomas hold, in the aggregate, (A) 348,926 shares of common stock and (B) OP units that are convertible into 858,420 shares of common stock at the holder’s election.
(7)	Collectively, the OP unitholders affiliated with Mr. Thomas own 2.4% of the outstanding shares of common stock and OP units as of November 3, 2016.
(8)	Includes (A) 96,771 shares of common stock and (B) OP units that are convertible into 144,285 shares of common stock at the holder’s election.
(9)	Mr. Heistand is our President and Chief Executive Officer and also serves as a director. Mr. Heistand previously served as president and chief executive officer of Legacy Parkway from December 2011 until the Merger and was a director of Legacy Parkway from June 2011 until the Merger, having served as executive chairman from June 2011 through November 2011.
(10)	Includes (A) 9,168 shares of common stock held by ACP-JRL Partnership, Ltd, a family limited partnership, and 6,095 shares of common stock held by ACP Laurich Partnership, Ltd., as to each of which Mr. Heistand disclaims beneficial ownership except to the extent of his pecuniary interest therein, (B) 44,596 shares of common stock pledged as security for a line of credit with TD Ameritrade, which pledge was in place prior to the Company’s adoption of its pledging policy, (C) fully vested options to purchase 557,526 shares of common stock, and (D) OP units that are convertible into 13,937 shares of common stock at the holder’s election. Excludes 109,045 RSUs, each of which represents a right to receive one share of common stock upon vesting.
(11)	Mr. Lipsey is our Executive Vice President and Chief Operating Officer. Mr. Lipsey previously served as executive vice president and chief operating officer of Legacy Parkway from October 2011 until the Merger.
(12)	Includes (A) fully vested options to purchase approximately 99,034 shares of common stock and (B) OP units that are convertible into 7,262 shares of common stock at the holder’s election. Excludes (A) unvested options to purchase approximately 33,011 shares of common stock, which unvested options will not vest within 60 days of November 3, 2016 and (B) 59,058 RSUs, each of which represents a right to receive one share of common stock upon vesting.
(13)	Mr. Dorsett is not an officer, director, or employee of Parkway. Mr. Dorsett served as the executive vice president and general counsel of Legacy Parkway from September 2012 until the Merger and also as secretary of Legacy Parkway from February 2013 until the Merger.
(14)	Includes (A) fully vested options to purchase 15,281 shares of common stock and (B) OP units that are convertible into 5,868 shares of common stock at the holder’s election.
(15)	Mr. Francis is our Executive Vice President and Chief Financial Officer. Mr. Lipsey previously served as the executive vice president of Legacy Parkway from December 2014 until the Merger and also as chief accounting officer of Legacy Parkway from September 2013 until the Merger.
(16)	Includes OP units that are convertible into 5,306 shares of common stock at the holder’s election. Excludes 31,892 RSUs, each of which represents a right to receive one share of common stock upon vesting.

(17)	Mr. O’Reilly is not an officer, director, or employee of Parkway. Mr. O’Reilly previously served as the executive vice president of Legacy Parkway from November 2011 until the Merger and also as Chief Financial Officer from August 2012 until the Merger.
(18)	Includes (A) fully vested options to purchase 68,765 shares of common stock and (B) OP units that are convertible into 4,890 shares of common stock at the holder’s election.
(19)	Mr. Bates is our Executive Vice President and Chief Investment Officer of Parkway. Mr. Bates previously served as the executive vice president and chief investment officer of Legacy Parkway from September 2014 until the Merger and, prior to that, served as senior vice president, head of transactions for Legacy Parkway from November 2013 to September 2014 and as vice president of investments for Legacy Parkway from December 2011 to November 2013.
(20)	Includes OP units that are convertible into 4,841 shares of common stock at the holder’s election. Excludes 28,984 RSUs, each of which represents a right to receive one share of common stock upon vesting.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time of up to 4,821,416 shares of common stock that were distributed to the TPG Parties in the Spin-Off on October 7, 2016. We are registering such shares of common stock pursuant to our obligations under the TPG Stockholders Agreement, but registration of such shares of common stock does not necessarily mean that any of the TPG Parties will offer or sell such shares.

This prospectus also relates to our possible issuance from time to time of up to 1,025,752 shares of common stock to the holders of OP units in Parkway LP, upon the redemption of such units in accordance with the Parkway LP Partnership Agreement. We are registering the issuance of such shares of common stock to permit the holders thereof to sell such shares without restriction in the open market or otherwise, but registration of such shares does not necessarily mean that any holders will elect to redeem their OP units, that we will issue any shares of common stock upon any such redemption, or that, if issued, such holders will offer or sell such shares.

We are registering the common stock by this prospectus to permit the selling stockholders to conduct public secondary trades of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. The selling stockholders or pledgees, donees or transferees of, or other successors in interest to, the selling stockholders may sell all or a portion of common stock beneficially owned by them and offered hereby from time to time either directly, or through underwriters, broker-dealers or agents, who may act solely as agents or who may acquire shares of our common stock as principals or as both, and who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from the purchasers of shares of our common stock for whom they may act as agent (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

Unless otherwise permitted by law, if shares of our common stock are to be sold pursuant to this prospectus by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, then we must file a prospectus supplement or an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include such pledgee, donee, transferee or other successors in interest as selling stockholders under this prospectus.

Determination of Offering Price by Selling Stockholders

The selling stockholders may offer the common stock pursuant to this prospectus from time to time at fixed prices, which may be changed, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The prices will be determined by the market, by the selling stockholders or by agreement between the selling stockholders and underwriters or dealers.

Our common stock is listed on the NYSE under the symbol “PKY.” The public price at which shares of our common stock trade in the future might be below the prevailing market price at the time the registration statement of which this prospectus is a part is declared effective. In determining the prices at which the selling stockholders may offer their shares of common stock from time to time pursuant to this prospectus, we expect selling stockholders to consider a number of factors in addition to prevailing market conditions, including:

•	the information set forth in this prospectus and otherwise available to selling stockholders;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	the trend of our revenues and earnings;

•	our earnings prospects;

•	the price of similar securities of generally comparable companies; and

•	other factors deemed relevant.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them hereby will be the purchase price of the shares of our common stock less discounts and commissions, if any, paid by the selling stockholders.

Methods of Distribution

The sales described in the preceding paragraphs may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock is listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions (which may include underwritten transactions) otherwise than on such exchanges or services or in the over-the-counter market;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through the writing of options whether the options are listed on an option exchange or otherwise;

•	through the settlement of short sales (except that no selling stockholder may satisfy its obligations in connection with short sales or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under this registration statement); or

•	a combination of any such methods or any other method permitted by applicable law.

In connection with sales of the common stock, selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell the common stock.

The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the common stock which may be resold thereafter pursuant to this prospectus if the shares of common stock are delivered by the selling stockholders. However, if the shares of common stock are to be delivered by the selling stockholders’ successors in interest, we must file a prospectus supplement or an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the successors in interest as selling stockholders under this prospectus.

Selling stockholders might not sell any, or all, of the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer any, or all, of the shares of common stock by other means not described in this prospectus.

The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and, if the selling stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell such pledged shares from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the common stock to be sold under this registration statement, unless permitted by law, we must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.

In addition, any securities registered and offered pursuant to this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

In order to comply with the securities laws of some states, shares of our common stock may be sold in such states only through registered or licensed brokers or dealers.

The selling stockholders and any other person participating in such distribution will be subject to the applicable provisions of the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any shares of common stock by the selling stockholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares being distributed. All of the above may affect the marketability of shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

Underwriting Discounts and Commissions, Indemnification and Expenses

Brokers, dealers, underwriters or agents participating in the distribution of the common stock pursuant to this prospectus as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The selling stockholders and any brokers, dealers, agents or underwriters that participate with the selling stockholders in the distribution of the common stock pursuant to this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions. Neither we nor any selling stockholder can presently estimate the amount of such compensation. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Selling stockholders who are registered broker-dealers or affiliates of registered-broker dealers may be deemed underwriters under the Securities Act.

Pursuant to the TPG Stockholders Agreement, we have agreed to indemnify each TPG Party, each person, if any, who controls such selling stockholder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, and the managers, members, managing members, general and limited partners, officers, directors, employees and agents of any of the foregoing, against specified liabilities arising under the Securities Act, but only insofar as such damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus of Parkway or any preliminary prospectus of Parkway. Each TPG Party has agreed to indemnify us and each of our officers, directors, employees and agents, and each person, if any, who controls us within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act against specified liabilities arising under the Securities Act, but only with respect to information related to the TPG Parties, or their plan of distribution, furnished by the TPG Parties or any of their managers, members, managing members, general partners, officers, directors, employees, agents and controlling persons to Parkway for use any registration statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. Pursuant to the TPG Stockholders Agreement, with respect to the TPG Parties, we have agreed to pay all of the costs and expenses incurred in connection with the registration statement of which this prospectus is a part, except that the TPG Parties will be responsible for any underwriting discounts and commissions attributable to the sale of their shares of common stock.

Pursuant to the Registration Rights Agreement, we have agreed to indemnify each of the other parties thereto, which are The Lumbee Clan Trust, Thomas Partners, Inc., Thomas Master Investments, LLC, Maguire Thomas Partners—Philadelphia, Ltd. Thomas Investment Partners, Ltd., Thomas-Pastron Family Partnership, L.P., and Maguire Thomas Partners—Commerce Square II, Ltd. (collectively, the “Indemnitees”) and each person, if any, who controls such selling stockholder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, and the officers, directors, employees and agents of any of the foregoing, against specified liabilities arising under the Securities Act, unless the person asserting any losses against such Indemnitee purchased registrable securities and a copy of the prospectus or prospectus supplement was not sent or given by or on behalf of such Indemnitee to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the registrable securities to such person, and if the prospectus or prospectus supplement (as may be amended or supplemented) would have cured the defect giving rise to such asserted losses. Each Indemnitee has agreed to indemnify us and each of our officers, directors, employees, agents and certain affiliates, and each person, if any, who controls us within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act against the same specified liabilities arising under the Securities Act, but only with respect to losses arising out of or caused by any untrue statement or omission included or omitted in conformity with information furnished in writing by or on behalf of the Indemnitee expressly for use in any registration statement contemplated by the Registration Rights Agreement or any related prospectus or prospectus supplement relating to the registrable securities (as may be amended or supplemented). Pursuant to the Registration Rights Agreement, with respect to the parties thereto, we have agreed to pay all federal and state filing fees, all fees and expenses of counsel and all independent certified public accountants, underwriters (excluding discounts and commissions and fees and expenses of counsel to the underwriters) and other persons retained by us, printing expenses, and all fees and expenses incurred in connection with the listing of shares in connection with the registration statement of which this prospectus is a part.

New York Stock Exchange

Our common stock is listed on the NYSE under the symbol “PKY.”

Stabilization and Other Transactions

As described above, the selling stockholders may utilize methods of sale that amount to a distribution under federal securities laws. The anti-manipulation rules under the Exchange Act, including, without limitation, Regulation M, may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time before the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the common stock offered by this prospectus.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the balance sheet of Parkway, Inc. as of June 29, 2016, as set forth in their report dated June 30, 2016, the combined financial statements and schedule of Parkway Houston for the years ended December 31, 2015, 2014 and 2013, as set forth in their report dated June 30, 2016 and the combined statement of revenues and certain expenses of Houston Portfolio for the year ended December 31, 2012, as set forth in their report dated October 3, 2013. We’ve included these financial statements (and schedule) in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The combined financial statements and financial statement schedule of Cousins Houston included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph relating to the allocation of certain operating expenses from Cousins Properties Incorporated). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined statement of revenues and certain operating expenses of Greenway Plaza for the year ended December 31, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters relating to this offering, including the validity of the shares of common stock offered hereby and certain tax matters, were passed upon for us by Hogan Lovells US LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the Parkway common stock being offered as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to Parkway and its common stock, please refer to the registration statement, including its exhibits. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

We are subject to the information and reporting requirements of the Exchange Act and file periodic reports and proxy statements and make available to our stockholders reports containing financial information. We maintain a website at www.pky.com. We plan to make available, free of charge, on our website our Annual Reports on Form 10-K, and make available, free of charge, our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials to the SEC.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

PARKWAY HOUSTON

INDEX TO FINANCIAL STATEMENTS

Parkway, Inc.

Report of Independent Registered Public Accounting Firm	F-3
Balance Sheet as of June 29, 2016	F-4
Notes to Balance Sheet	F-5

Parkway Houston

Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-6
Combined Balance Sheets as of December 31, 2015 and 2014	F-7
Combined Statements of Operations for the years ended December 31 2015, 2014 and 2013	F-8
Combined Statements of Changes in Equity for the years ended December 2015, 2014 and 2013	F-9
Combined Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013	F-10
Notes to Combined Financial Statements	F-12
Schedule III—Real Estate and Accumulated Depreciation	F-27
Note to Schedule III—Real Estate and Accumulated Depreciation	F-29

Unaudited Combined Financial Statements
Combined Balance Sheets as of June 30, 2016 and December 31, 2015	F-30
Combined Statements of Operations for the six months ended June 30, 2016 and 2015	F-31
Combined Statement of Changes in Equity for the six months ended June 30, 2016	F-32
Combined Statements of Cash Flows for the six months ended June 30, 2016 and 2015	F-33
Notes to the Combined Financial Statements	F-34

Houston Portfolio

Report of Independent Auditors	F-37
Combined Statements of Revenues and Certain Expenses for the nine months ended September 30, 2013 and the year ended December 31, 2012	F-38
Notes to Combined Statements of Revenues and Certain Expenses	F-39

Cousins Houston*

Audited Combined Financial Statements
Report of Independent Public Accounting Firm	F-41
Combined Balance Sheets as of December 31, 2015 and 2014	F-42
Combined Statements of Operations for the years ended December 31, 2015 and 2014, and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-43
Combined Statements of Equity for the years ended December 2015, 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-44
Combined Statements of Cash Flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013	F-45
Notes to Combined Financial Statements	F-46
Schedule III—Real Estate and Accumulated Depreciation	F-54

Unaudited Combined Financial Statements
Combined Balance Sheets as of June 30, 2016 and December 31, 2015	F-55
Combined Statements of Operations for the six months ended June 30, 2016 and 2015	F-56
Combined Statements of Equity for the six months ended June 30, 2016 and 2015	F-57
Combined Statements of Cash Flows for the six months ended June 30, 2016 and 2015	F-58
Notes to the Combined Financial Statements	F-59

*	The financial data of the predecessor to Cousins Houston for the 37-day period prior to the acquisition of Post Oak Central has been omitted. Such data is unknown and unavailable to us. Preparing such financial data would require substantial management time and cannot be completed without expenditure of unreasonable time, effort and expense. We believe that the omission of this financial data does not have a material impact on the understanding of Cousins Houston’s results of operations, financial performance and related trends.

Greenway Plaza

Report of Independent Auditors	F-65
Combined Statements of Revenues and Certain Expenses for the six months ended June 30, 2013 and the year ended December 31, 2012	F-66
Notes to Combined Statement of Revenues and Certain Operating Expenses	F-67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS

PARKWAY PROPERTIES, INC.

We have audited the accompanying balance sheet of Parkway, Inc. (the “Company”) as of June 29, 2016. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at June 29, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 30, 2016

PARKWAY, INC.

Balance Sheet

June 29, 2016
Assets
Cash	$1

Stockholder’s Equity
Common Stock ($0.001 par value, 100,000 shares authorized, 1,000 issued and outstanding)	$1

See notes to balance sheet.

PARKWAY, INC.

NOTES TO BALANCE SHEET

Note 1—Organization

Parkway, Inc. ( the “Company”) was incorporated as a Maryland corporation on June 3, 2016 (capitalized on June 29, 2016), to own and operate five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas, following the spin-off of these assets from the merger of Parkway Properties, Inc. (“Parkway”), and Cousins Properties Incorporated (“Cousins”). The Company has no material assets or any operations. The Company’s sole stockholder is Parkway Properties, Inc.

Note 2—Basis of Presentation

The Company’s balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because this entity has had no activity.

Note 3—Stockholder’s Equity

The Company has been capitalized with the issuance of 1,000 shares of common stock ($0.001 par value per share) for a total of $1.

Note 4—Subsequent Events (unaudited)

The merger of Parkway and Cousins was consummated on October 6, 2016, and the spin-off was completed on October 7, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS

PARKWAY PROPERTIES, INC.

We have audited the accompanying combined balance sheets of Parkway Houston (the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the combined financial statement schedule listed in the Index to Financial Statements on Page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2015 and 2014, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 30, 2016

PARKWAY HOUSTON

COMBINED BALANCE SHEETS

(In thousands)

	December 31, 2015	December 31, 2014
Assets
Real estate related investments:
Office properties	$818,594	$772,957
Accumulated depreciation	(65,941)	(34,111)

Total real estate related investments, net	752,653	738,846

Condominium units	—	9,318
Cash and cash equivalents	11,961	7,992
Receivables and other assets	76,300	67,657
Intangible assets, net	24,439	41,550
Management contract intangibles, net	378	1,133

Total assets	$865,731	$866,496

Liabilities
Mortgage notes payable, net	$396,901	$407,211
Accounts payable and other liabilities	36,299	37,270
Below market leases, net of accumulated amortization of $36,175 and $18,586, respectively	23,465	41,054

Total liabilities	456,665	485,535

Equity
Parkway Equity	409,066	380,053
Noncontrolling interests	—	908

Total equity	409,066	380,961

Total liabilities and equity	$865,731	$866,496

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Revenues
Income from office properties	$108,507	$123,172	$20,965
Management company income	9,891	23,971	17,526
Sale of condominium units	11,063	16,554	—

Total revenues	129,461	163,697	38,491

Expenses
Property operating expenses	45,385	54,856	9,119
Management company expenses	9,362	27,038	23,638
Cost of sales—condominium units	11,120	13,199	14
Depreciation and amortization	55,570	64,012	10,465
Impairment loss on management contracts	—	4,750	—
General and administrative	6,336	6,917	7,267

Total expenses	127,773	170,772	50,503

Operating income (loss)	1,688	(7,075)	(12,012)
Other income and expenses
Interest and other income	246	244	1,663
Interest expense	(16,088)	(16,252)	(3,296)

Loss before income taxes	(14,154)	(23,083)	(13,645)
Income tax (expense) benefit	(1,635)	180	1,276

Net loss	(15,789)	(22,903)	(12,369)
Net (income) loss attributable to noncontrolling interests	7	(148)	—

Net loss attributable to Parkway Houston	$(15,782)	$(23,051)	$(12,369)

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)

	Parkway Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2012	$146,987	$—	$146,987
Net loss	(12,369)	—	(12,369)
Contributions from Parkway, net	262,367	—	262,367
Contributions from noncontrolling interest holders in properties	—	3,050	3,050

Balance at December 31, 2013	$396,985	$3,050	$400,035
Net income (loss)	(23,051)	148	(22,903)
Distributions to noncontrolling interest holders in properties	—	(2,290)	(2,290)
Contributions from Parkway, net	6,119	—	6,119

Balance at December 31, 2014	$380,053	$908	$380,961
Net loss	(15,782)	(7)	(15,789)
Distributions to noncontrolling interest holders in properties	—	(901)	(901)
Contributions from Parkway, net	44,795	—	44,795

Balance at December 31, 2015	$409,066	$—	$409,066

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2015	2014	2013
Operating activities
Net loss	$(15,789)	$(22,903)	$(12,369)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization of office properties	55,570	64,012	10,465
Amortization of management contracts, net	755	7,881	7,125
Amortization of below market leases, net	(16,937)	(16,118)	(1,826)
Amortization of financing costs	42	42	32
Amortization of debt premium, net	(3,992)	(3,940)	(93)
Deferred income tax expense (benefit)	363	(4,763)	(1,960)
Non-cash impairment loss on management contracts	—	4,750	—
Increase in deferred leasing costs	(7,735)	(14,661)	(563)
Changes in operating assets and liabilities:
Change in condominium units	9,318	10,582	—
Change in receivables and other assets	(9,369)	(20,396)	(3,610)
Change in accounts payable and other liabilities	630	(1,294)	6,398

Cash provided by operating activities	12,856	3,192	3,599

Investing activities
Improvements to real estate	(46,421)	(4,360)	(623)

Cash used in investing activities	(46,421)	(4,360)	(623)

Financing activities
Principal payments on mortgage notes payable	(6,360)	(3,547)	—
Proceeds from issuance of mortgage notes payable	—	—	80,000
Debt financing costs	—	—	(422)
Change in Parkway investment, net	44,795	4,573	(74,785)
Distributions to noncontrolling interest holders in properties	(901)	(2,290)	—

Cash provided by (used in) financing activities	37,534	(1,264)	4,793

Change in cash and cash equivalents	3,969	(2,432)	7,769
Cash and cash equivalents at beginning of year	7,992	10,424	2,655

Cash and cash equivalents at end of year	$11,961	$7,992	$10,424

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

Supplemental Cash Flow Information and Schedule of Non-Cash Investing and Financing Activity

	Year Ended December 31,
	2015	2014	2013
Supplemental cash flow information:
Cash paid for interest	$20,064	$20,313	$19,775
Cash paid for income taxes	1,783	4,383	100
Supplemental schedule of non-cash investing and financing activity:
Real estate assets acquired in TPGI Merger	—	—	645,284
Intangible assets acquired in TPGI Merger	—	—	61,562
Condominium units acquired in TPGI Merger	—	—	19,900
Other assets acquired in TPGI Merger	—	—	19,294
Management contract intangibles acquired in TPGI Merger	—	—	1,889
Mortgage notes payable assumed in TPGI Merger	—	—	335,038
Below market leases assumed in TPGI Merger	—	—	50,152
Other liabilities assumed in TPGI Merger	—	—	22,537
Contributions from noncontrolling interests in condominium units	—	—	3,050
Contributions from Parkway, net	—	1,546	—

PARKWAY HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2015

Note 1—Organization

On April 28, 2016, the board of directors of Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and the board of directors of Parkway Properties, Inc., a Maryland corporation (“Parkway”), each approved an agreement and plan of merger, dated as of April 28, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off (the “Distribution”) of the Houston-based assets of both companies (“Cousins Houston” and “Parkway Houston”, respectively) into a new publicly traded real estate investment trust (“REIT”) called Parkway, Inc. (“New Parkway”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated by subsidiaries of Cousins, and certain corporate costs. Parkway Houston includes the combined accounts related to the office properties of Phoenix Tower (for all periods presented), CityWestPlace and San Felipe Plaza (acquired on December 19, 2013), fee-based real estate services (for all periods presented) and the Murano residential condominium project (acquired on December 19, 2013), currently operated through subsidiaries of Parkway, and certain corporate costs. Unless the context otherwise requires, references to the “Company” refer to Parkway Houston. New Parkway is expected to operate and elect to be treated as a REIT under the Internal Revenue Code of 1986, as amended. REITs generally are not liable for federal corporate income taxes as long as they meet certain requirements and distribute at least 90% of their taxable income.

Following the Distribution, New Parkway will own five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas. In addition, New Parkway will provide fee-based real estate services through wholly owned subsidiaries, including Eola Office Partners, LLC (“Eola”), which in total managed and/or leased approximately 4.2 million square feet (unaudited) for primarily third-party owners at December 31, 2015 and will own certain other assets previously owned by Parkway.

As of December 31, 2015, New Parkway had not conducted any business as a separate company and has no material assets or liabilities. The operations of Parkway Houston, which will be transferred to New Parkway immediately following the effective time of the Merger, are presented as if the transferred business was Parkway Houston’s business for all historical periods described and at the carrying value of such assets and liabilities reflected in Parkway’s books and records.

Note 2—Basis of Presentation and Consolidation

The accompanying combined financial statements include the accounts of Parkway Houston presented on a combined basis as the ownership interests are currently under common control and ownership of Parkway. All significant intercompany balances and transactions have been eliminated.

These combined financial statements are derived from the books and records of Parkway and were carved out from Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.

Parkway Houston is a predecessor, as defined in applicable rules and regulations for the Securities and Exchange Commission (the “SEC”), to the Houston Business, which will commence operations on the date of the Distribution.

These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us. Eola, Phoenix Tower, CityWestPlace and San Felipe Plaza were all wholly owned for all periods presented.

Parkway Houston consolidates its Murano residential condominium project which it controls. Parkway Houston’s unaffiliated partner’s interest is reflected on its combined balance sheets under the “Noncontrolling Interests” caption. Parkway Houston’s partner has a stated ownership interest of 27%. Net proceeds from the project will be distributed, to the extent available, based on an order of preferences described in the partnership agreement. Parkway Houston may receive distributions, if any, in excess of its stated 73% ownership interest if certain return thresholds are met.

Note 3—Summary of Significant Accounting Policies

Real Estate Properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of Parkway Houston’s investment plus any additional consideration paid, liabilities assumed and improvements made subsequent to acquisition. Depreciation of buildings and building improvements is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of tenant improvements, including personal property, is computed using the straight-line method over the lesser of the useful life or the term of the lease involved. Maintenance and repair expenses are charged to expense as incurred.

Parkway Houston evaluates its real estate assets for impairment upon occurrence of significant adverse changes in its operations to assess whether any impairment indicators are present that affect the recovery of the carrying amount. The carrying amount includes the net book value of tangible and intangible assets and liabilities. Real estate assets are classified as held for sale or held and used. Parkway Houston classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next 12 months. Parkway Houston considers an office property as held for sale once it has executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer’s obligation to perform have been satisfied, Parkway Houston does not consider a sale to be probable. When Parkway Houston identifies an asset as held for sale, it estimates the net realizable value of such asset and discontinues recording depreciation on the asset. Parkway Houston records assets held for sale at the lower of the carrying amount or fair value less cost to sell. If the fair value of the asset net of estimated selling costs is less than the carrying amount, Parkway Houston records an impairment loss. With respect to assets classified as held and used, Parkway Houston recognizes an impairment loss if the carrying amount is not recoverable and exceeds the sum of undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Upon impairment, Parkway Houston recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include, but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation, discount rates, capitalization rates and other known variables, and contractual purchase and sale agreements. This market information is considered a Level 2 or Level 3 input as defined by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”.

Parkway Houston recognizes gains or losses on sales of real estate at times and in amounts determined in accordance with the accounting guidance for sales of real estate. The guidance takes into account the terms of the transaction and any continuing involvement, including in the form of management, leasing of space or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, then Parkway Houston defers gain recognition and accounts for the transaction by applying the deposit, finance, installment or cost recovery methods, as appropriate.

Cash Equivalents

Parkway Houston considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash, which is included in receivables and other assets, primarily consists of security deposits held on behalf of Parkway Houston’s tenants as well as capital improvements and real estate tax escrows required under certain loan agreements. There are restrictions on Parkway Houston’s ability to withdraw these funds other than for their specified usage.

Purchase Price Assignment

Parkway Houston assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value. Tangible assets consist of land, building, garage, building improvements and tenant improvements. Intangible assets and liabilities consist of the value of above and below market leases, lease costs, the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway Houston engages independent third-party appraisers to perform the valuations used to determine the fair value of these identifiable tangible and intangible assets. These valuations and appraisals use commonly employed valuation techniques, such as discounted cash flow analyses. Factors considered in these analyses include an estimate of costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. Parkway Houston also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. Parkway Houston includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on specific local market conditions and the type of property acquired. Additionally, Parkway Houston estimates costs to execute similar leases including leasing commissions, legal and other related expenses.

The fair value of above or below market in-place lease values is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease. The capitalized above market lease values are amortized as a reduction of rental income over the remaining term of the respective leases. The portion of the values of the leases associated with below-market renewal options that are likely to be exercised are amortized to rental income over the respective renewal. The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the respective leases. Total amortization for above and below market leases was a net increase of rental income of $17.1 million, $16.3 million and $1.8 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the remaining amortization of below market leases, net is projected as a net increase to rental income as follows (in thousands):

Amount
2016	$6,826
2017	4,254
2018	2,476
2019	2,113
2020	1,511
Thereafter	6,285

Total	$23,465

The fair value of in-place leases is the present value associated with re-leasing the in-place lease as if the property was vacant. Factors to be considered include estimates of costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating costs, Parkway Houston includes estimates of lost rentals at market rates during the expected lease-up periods. The value of at market in-place leases is amortized as a lease cost amortization expense over the expected life of the lease. Total amortization expense for the value of in-place leases was $16.7 million, $30.1 million and $4.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the remaining amortization expense for the value of in-place leases is projected as follows (in thousands):

Amount
2016	$7,928
2017	4,481
2018	2,107
2019	1,532
2020	1,369
Thereafter	4,860

Total	$22,277

A separate component of the fair value of in-place leases is identified for the lease costs. The fair value of lease costs represents the estimated commissions and legal fees paid in connection with the current leases in place. Lease costs are amortized over the non-cancelable terms of the respective leases as lease cost amortization expense.

In no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a customer terminate its lease, the unamortized portion of the tenant improvement, in-place lease value and lease cost intangibles would be charged to expense. Additionally, the unamortized portion of above market in-place leases would be recorded as a reduction to rental income and the below market in-place lease value would be recorded as an increase to rental income.

Parkway Houston calculates the fair value of mortgage notes payable by discounting the remaining contractual cash flows on each instrument at the current market rate for these borrowings.

Capitalization of Costs

Costs related to planning, developing, leasing and constructing a property, including costs of development personnel working directly on projects under development, are capitalized. In addition, Parkway Houston capitalizes interest to qualifying assets under development based on average accumulated expenditures outstanding during the period. In capitalizing interest to qualifying assets, Parkway Houston first uses the interest incurred on specific project debt, if any, and next uses Parkway Houston’s weighted average interest rate for non-project specific debt. Parkway Houston also capitalizes certain costs of leasing personnel in connection with the completion of leasing arrangements.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that Parkway Houston estimates to be uncollectible. The receivable balance is comprised primarily of rent and expense reimbursement income due from the customers. Management evaluates the adequacy of the allowance for doubtful accounts considering such factors as the credit quality of the customers, delinquency of payment, historical trends and current economic conditions. Parkway Houston provides an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful.

The components of allowance for doubtful accounts for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	For the Year Ended December 31,
	2015	2014	2013
Beginning balance:	$38	$306	$136
Bad debt expense	261	88	351
Write-offs	(201)	(356)	(181)

Ending balance:	$98	$38	$306

Noncontrolling Interest

A noncontrolling interest in a subsidiary is in most cases an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. In addition, consolidated net income is required to be reported as amounts that include the amounts attributable to both the parent and the noncontrolling interest and the amount of consolidated net income attributable to the parent and the noncontrolling interest are required to be disclosed on the face of the combined statements of operations.

Revenue Recognition

Revenue from real estate rentals is recognized on a straight-line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight-line rent receivable on the accompanying balance sheets. The straight-line rent adjustment increased revenue by $13.9 million, $6.3 million and $841,000 in 2015, 2014 and 2013, respectively.

When Parkway Houston is the owner of the tenant improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed, at which point revenue recognition begins. In limited instances, when the tenant is the owner of the customer improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space.

The leases also typically provide for tenant reimbursement of a portion of common area maintenance, real estate taxes and other operating expenses. Property operating cost recoveries from customers (“expense reimbursements”) are recognized as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. Parkway Houston makes adjustments, positive or negative, to expense reimbursement income quarterly to adjust the recorded amounts to Parkway Houston’s best estimate of the final property operating costs based on the most recent annual estimate. After the end of the calendar year, Parkway Houston computes each customer’s final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. Differences between actual billed amounts and accrued amounts are considered immaterial.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage and acquisition services to unconsolidated joint ventures, related parties and third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the management service agreements. Leasing and brokerage commissions, as well as salary and administrative fees, are recognized pursuant to the terms of the agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of fees is reasonably assured. Fees relating to the purchase or sale of property are recognized when the earnings process is complete and collection of fees is reasonably assured, which usually occurs at closing. All fees on company-owned properties are eliminated in consolidation. Parkway Houston recognizes fees earned from Parkway’s unconsolidated joint ventures in management company income.

Parkway Houston has one high-rise condominium project. Under the provisions of FASB ASC 360-20, “Property, Plant and Equipment” subsection “Real Estate and Sales,” revenue and costs for projects are recognized when all parties are bound by the terms of the contract, all consideration has been exchanged, any permanent financing for which the seller is responsible has been arranged and all conditions precedent to closing have been performed. This results in profit from the sale of condominium units recognized at closing. Revenue is recognized on the contract price of individual units. Total estimated costs are allocated to individual units which have closed on a relative value basis.

Amortization of Debt Origination Costs and Leasing Costs

Debt origination costs are deferred and amortized using a method that approximates the effective interest method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the respective lease.

Income Taxes

Parkway elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 1997. To qualify as a REIT, Parkway must meet a number of organizational and operational requirements, including a requirement that it distribute annually at least 90% of its “REIT taxable income,” subject to certain adjustments and excluding any net capital gain to its stockholders. It is management’s current intention to adhere to these requirements and maintain Parkway’s REIT status, and Parkway believes that it was in compliance with all REIT requirements at December 31, 2015. As a REIT, Parkway generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If Parkway fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if Parkway qualifies for taxation as a REIT, Parkway may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. The properties in the combined financial statements are owned directly or indirectly by partnerships, limited partnerships or limited liability companies and as a result, the allocated share of income or loss for each period is included in the income tax returns of the partners. In addition, taxable income from non-REIT activities managed through the taxable REIT subsidiary is subject to federal, state and local income taxes. Parkway provides for income taxes based on pretax income and applicable tax rates in the various jurisdictions in which it operates. The effective tax rate reflects the impact of earnings attributable to REIT operations and noncontrolling interests for which no U.S. income taxes have been provided.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical assets or liabilities in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar assets or liabilities in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect Parkway Houston’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. These inputs are unobservable in the market and significant to the valuation estimate.

Impairment of Intangible Assets

During 2014, Parkway Houston evaluated certain qualitative factors and determined that it was necessary to apply the two-step quantitative impairment test under ASU 2011-8. During the year ended December 31, 2014, Parkway Houston determined that the undiscounted cash flows indicated that the carrying amounts of certain Eola Capital, LLC (“Eola Capital”) management contracts were not expected to be recovered and, as a result, Parkway Houston recorded a $4.8 million pre-tax non-cash impairment loss related to these management contracts which resulted in the entire remaining balance of the Eola Capital contracts being written off as of December 31, 2014. During the year ended December 31, 2015, no impairment losses were recorded on Parkway Houston’s intangible assets.

Segment Reporting

Parkway Houston’s primary business is the ownership and operation of office properties. Parkway Houston has accounted for each office property or groups of related office properties as an individual operating segment. Parkway Houston has aggregated the individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics, such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with standard operating procedures. The range and type of customer uses of the properties is similar throughout the portfolio regardless of location or class of building and the needs and priorities of the customers do not vary widely from building to building. Therefore, the management responsibilities do not vary widely from location to location based on the size of the building, geographic location or class. The operations of the Management Company are separately presented in the Combined Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although Parkway Houston believes the assumptions and estimates made are reasonable and appropriate, as discussed in the applicable sections throughout these combined financial statements, different assumptions and estimates could materially impact reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions; therefore, changes in market conditions could impact Parkway Houston’s future operating results. Parkway Houston’s most significant estimates relate to impairments on real estate and other assets and purchase price assignments. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Adopted

In February 2015, the FASB issued ASU No. 2015-02, “Amendments to the Consolidated Analysis.” This update amends consolidation guidance which makes changes to both the variable interest model and the voting model. The new standard specifically eliminates the presumption in the current voting model that a general partner controls a limited partnership or similar entity unless that presumption can be overcome. Generally, only a single limited partner that is able to exercise substantive kick-out rights will consolidate. Parkway Houston adopted this update on January 1, 2016. The new standard must be applied using a modified retrospective approach by recording either a cumulative-effect adjustment to equity as of the beginning of the period of adoption or retrospectively to each period presented. This did not have an impact on Parkway Houston’s financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. Parkway Houston adopted this update on January 1, 2016. Retrospective application of the guidance set forth in this update is required and resulted in the classification of the deferred financing costs within the combined balance sheets as a direct deduction from the carrying amount of debt within total liabilities.

Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will be effective for Parkway Houston’s fiscal year beginning as early as January 1, 2019 and subsequent interim periods. Management is currently assessing this guidance for future implementation.

Note 4—Real Estate Related Investments, Net

Included in Real Estate Related Investments are three office assets located in the Galleria, Greenway and Westchase submarkets of Houston, Texas, comprising six buildings and two adjacent parcels of land totaling approximately 3.1 million square feet (unaudited).

Balances of major classes of depreciable assets (in thousands) and their respective estimated useful lives are:

		December 31,
Asset Category	Estimated Useful Life	2015	2014
Land	Non-depreciable	$106,323	$106,323
Building and garage	40 years	600,562	600,562
Building improvements	7 to 40 years	14,426	4,174
Tenant improvements	Lesser of useful life or term of lease	97,283	61,898

		$818,594	$772,957

Depreciation expense related to these assets of $32.0 million, $28.8 million and $5.3 million was recognized in 2015, 2014 and 2013, respectively.

2013 Acquisitions

On December 19, 2013, in connection with Parkway’s merger transactions with TPGI (such transactions, the “TPGI Mergers”), Parkway Houston assumed TPGI’s ownership interest in two wholly owned office properties in Houston, Texas, CityWestPlace and San Felipe Plaza, and two parcels of land adjacent to CityWestPlace. The following table summarizes the aggregate purchase price assignment for CityWestPlace and San Felipe Plaza as of December 19, 2013 based on Level 2 and Level 3 inputs (in thousands):

Amount
Land	$97,132
Building	502,537
Tenant improvements	41,697
Lease commissions	27,847
Lease in place value	61,562
Above market leases	3,176
Below market leases	(53,382)
Mortgage debt assumed	(317,688)
Mortgage premium for mortgage assumed	(9,974)

Parkway Houston’s unaudited pro forma results of operations after giving to effect the purchases of CityWestPlace and San Felipe Plaza as if the purchases had occurred on January 1, 2013 is as follows (in thousands):

2013
Revenues	$138,828
Net loss attributable to Parkway Houston	(2,465)

2012 Acquisition

On December 20, 2012, Parkway completed the purchase of Phoenix Tower, an office tower located in the Greenway Plaza submarket of Houston, Texas, for a gross purchase price of $123.8 million. Phoenix Tower is a 26-story office tower that sits atop an eight-story parking garage. On February 20, 2013, Parkway obtained an $80.0 million non-recourse first mortgage loan secured by Phoenix Tower. The mortgage loan has a fixed interest rate of 3.9%, an initial 24-month interest only period and a maturity date of March 2023. See “Note 6—Mortgage Notes Payable” for additional details.

Contractual Obligations and Minimum Rental Receipts

Obligations for tenant improvement allowances and lease commission costs for leases in place and commitments for building improvements at December 31, 2015 are as follows (in thousands):

Amount
2016	$10,432
2017	37
2018	10
2019	—
2020	—
Thereafter	—

Total	$10,479

The following is a schedule by year of future minimum rental receipts under noncancelable leases for office buildings owned at December 31, 2015 (in thousands):

Amount
2016	$87,844
2017	81,416
2018	72,966
2019	68,629
2020	64,493
Thereafter	436,128

Total	$811,476

Parkway Houston is geographically concentrated in Houston, Texas. For the years ended December 31, 2015, 2014 and 2013, five, four and six tenants in the Parkway Houston portfolio, respectively, represented more than 5% of base rent.

Note 5—Intangible Assets, Net

The following table reflects the portion of the purchase price of office properties assigned to intangible assets, as discussed in “Note 3—Summary of Significant Accounting Policies.” The portion of the purchase price assigned to below market lease value and the related accumulated amortization is reflected in “Note 8—Accounts Payable and Other Liabilities.”

	December 31,
	2015	2014
	(In thousands)
Lease in place value	$73,064	$73,064
Accumulated amortization	(50,787)	(34,115)
Above market lease value	3,044	3,044
Accumulated amortization	(882)	(443)

	$24,439	$41,550

Note 6—Mortgage Notes Payable, Net

On February 20, 2013, Parkway obtained an $80.0 million non-recourse first mortgage loan secured by Phoenix Tower. The mortgage loan has a fixed interest rate of 3.9%, an initial 24-month interest only period and a maturity date of March 2023.

On December 19, 2013, in connection with the TPGI Mergers, Parkway assumed the existing first mortgage loans for CityWestPlace I & II, CityWestPlace III & IV, and San Felipe Plaza.

A summary of mortgage notes payable at December 31, 2015 and 2014 is as follows (dollars in thousands):

	Fixed Rate	Maturity Date	December 31,
Office Properties			2015	2014
Phoenix Tower	3.9%	03/01/2023	$78,555	$80,000
CityWestPlace I & II	6.2%	07/06/2016	114,460	116,111
CityWestPlace III & IV	5.0%	03/05/2020	90,334	91,889
San Felipe Plaza	4.8%	12/01/2018	107,877	109,585
Unamortized premium, net			5,981	9,974
Unamortized debt issuance costs, net			(306)	(348)

Total mortgage notes payable, net			$396,901	$407,211

The aggregate annual maturities of mortgage notes payable at December 31, 2015 are as follows (in thousands):

Amount
2016	$119,879
2017	5,670
2018	108,166
2019	4,138
2020	85,602
Thereafter	67,771

Total principal maturities	391,226
Unamortized premium, net	5,981
Unamortized debt issuance costs, net	(306)

Total Mortgage Notes Payable, net	$396,901

The fair value of mortgage notes payable was $394.3 million and $397.7 million as of December 31, 2015 and 2014, respectively. The fair value was determined using Level 2 inputs.

Note 7—Receivables and Other Assets

The following represents the composition of Receivables and Other Assets as of December 31, 2015 and 2014:

	December 31,
	2015	2014
	(In thousands)
Rents and fees receivable	$300	$2,093
Allowance for doubtful accounts	(98)	(38)
Straight-line rent receivable	21,073	7,149
Other receivables	3,593	5,852
Lease costs, net of accumulated amortization of $13,257 and $6,247, respectively	40,451	39,929
Escrow and other deposits	1,865	3,383
Prepaid expenses	482	585
Cost method investment	3,500	3,500
Deferred tax asset, non current	4,999	5,040
Other assets	135	164

	$76,300	$67,657

Note 8—Accounts Payable and Other Liabilities

The following represents the composition of Accounts Payable and Other Liabilities as of December 31, 2015 and 2014:

	December 31,
	2015	2014
	(In thousands)
Accounts payable and accrued expenses	$17,065	$14,851
Accrued property taxes	9,300	14,832
Prepaid rents	5,319	3,304
Security deposits	1,052	821
Deferred tax liability	793	470
Accrued payroll	1,248	1,446
Interest payable	1,522	1,546

	$36,299	$37,270

Note 9—Income Taxes

As a REIT, Parkway generally will not be subject to corporate level U.S. federal income tax on taxable income it distributes currently to its stockholders. If Parkway fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if Parkway qualifies for taxation as a REIT, Parkway may be subject to certain state and local taxes on its income and property, and to U.S. federal income taxes on its undistributed taxable income.

The properties in the combined financial statements are owned directly or indirectly by a limited partnership or limited liability companies and as a result, the allocated share of income or loss for each period is included in the income tax returns of the partners.

Parkway Houston has certain entities as taxable REIT subsidiaries (“TRSs”), which are tax paying entities for income tax purposes and are taxed separately from Parkway Houston. TRSs may participate in non-real estate related activities and/or perform non-customary services for customers and are subject to U.S. federal and state income tax at regular corporate tax rates. The income tax benefit (expense) and related income tax assets and liabilities are based on actual and expected future income.

As of December 31, 2015 and 2014, Parkway Houston recorded net deferred tax assets of $4.2 million and $4.6 million, respectively, related to the TRSs. Deferred tax assets generally represent items that can be used as a tax deduction in Parkway Houston’s tax returns in future years for which Parkway Houston has already recorded a tax benefit in its combined statements of operations.

The significant components of the net deferred tax assets (liabilities) as of December 31, 2015 and 2014 are as follows (in thousands):

	December 31,
	2015	2014
	(In thousands)
Deferred tax assets
Capitalizable transaction costs	$667	$784
Contingent consideration	1,198	1,411
Management contracts	2,022	2,377
Condominium sales	1,064	331
Other	48	137

Total deferred tax assets	4,999	5,040

Deferred tax liabilities
Cost method investment	670	470
Other	123	—

Total deferred tax liabilities	793	470

Total deferred tax assets, net	$4,206	$4,570

FASB ASC 740-10-30 “Accounting for Income Taxes” subsection “Initial Measurement,” requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. In determining whether the deferred tax asset is realizable, Parkway Houston considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, carryback potential, tax-planning strategies and its ability to generate sufficient taxable income in future years. As of December 31, 2015, Parkway Houston concludes that a valuation allowance against its deferred tax asset is not necessary.

The components of income tax benefit (expense) for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	For the Year Ended
	December 31,
	2015	2014	2013
Current:
Federal	$(853)	$(2,870)	$(490)
State	(418)	(1,713)	(194)

Total current	(1,271)	(4,583)	(684)

Deferred:
Federal	124	3,868	1,582
State	(488)	895	378

Total deferred	(364)	4,763	1,960

Total income tax (expense) benefit	$(1,635)	$180	$1,276

The reconciliation of income tax expense computed at the U.S. statutory income tax rate and the income tax expense in the combined statements of operations is shown below (in thousands):

	For the Years Ended December 31,
	2015		2014		2013
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Pre-tax income (loss) from continuing operations	$4,812	34.0%	$7,848	34.0%	$4,639	34.0%
Pass-through earnings without income tax provision	(5,596)	(39.5)%	(7,003)	(30.3)%	(2,649)	(19.4)%
Noncontrolling interest	(2)	—%	50	0.2%	—	—%
State income tax, net of federal tax benefit	(510)	(3.6)%	(778)	(3.4)%	58	0.4%
Effect of permanent differences	(6)	—%	(41)	(0.2)%	(291)	(2.1)%
Valuation allowance	—	—%	479	2.1%	(479)	(3.5)%
Cost method investment	—	—%	(422)	(1.8)%	—	—%
Other	(333)	(2.4)%	47	0.2%	(2)	—%

Total income tax (expense) benefit	$(1,635)	(11.5)%	$180	0.8%	$1,276	9.4%

FASB ASC 740-10-25, “Accounting for Income Taxes” subsection “Recognition,” clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Parkway Houston’s policy is to recognize interest and penalties related to unrecognized tax benefits as components of income tax expense. As of December 31, 2015, there was no material unrecognized tax benefits and we do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Note 10—Commitments and Contingencies

Parkway Houston and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of business. Parkway Houston does not believe that any such litigation will materially affect its financial position or operations.

Parkway Houston holds a 1% limited partnership interest in 2121 Market Street Associates LLC (“2121 Market Street”), which it acquired in the TPGI Mergers. A mortgage loan secured by a first trust deed on 2121 Market Street is guaranteed by Parkway Houston up to a maximum amount of $14.0 million expiring in December 2022.

Note 11—Related Party Transactions

On May 18, 2011, Parkway closed on the Contribution Agreement pursuant to which Eola Capital contributed its property management company (the “Management Company”) to Parkway. In connection with the Eola Capital contribution of its Management Company to Parkway, a subsidiary of Parkway made a $3.5 million preferred equity investment in an entity 21% owned by Mr. James R. Heistand, and which is included in receivables and other assets on Parkway Houston’s combined balance sheets. This investment provides that Parkway will be paid a preferred equity return equal to 7% per annum of the preferred equity outstanding. In 2015, 2014 and 2013 Parkway received preferred equity distributions on this investment in the aggregate amounts of approximately $245,000, $265,000 and $225,000, respectively. This preferred equity investment was approved by the board of directors of Parkway and is recorded as a cost method investment in receivables and other assets on the combined balance sheets.

Certain of Parkway’s executive officers own interests in properties that are managed and leased by the Management Company. Parkway Houston recorded $398,000, $3.5 million and $4.0 million in management fees and $869,000, $8.8 million and $10.2 million in reimbursements related to the management and leasing of these assets for the years ended December 31, 2015, 2014 and 2013, respectively. For the years ended December 31, 2015, 2014 and 2013, Parkway Houston recorded management fees and reimbursements, net of elimination, related to the unconsolidated joint ventures of Parkway of $384,000, $4.2 million and zero, respectively.

On December 8, 2014, Parkway Houston sold the retail unit at its Murano residential condominium project to its unaffiliated joint venture partner in the project for a gross sales price of $3.5 million.

For the year ended December 31, 2013, Parkway Properties LP (“Parkway LP”) recognized interest income of approximately $1.3 million related to an $80.0 million bridge loan issued by Parkway LP to TPGI in connection with the TPGI Mergers.

As discussed in Note 1, the accompanying combined financial statements present the operations of Parkway Houston as carved out from the financial statements of Parkway. Transactions between the entities have been eliminated in the combined presentation. The combined financial statements include payroll costs and benefits for on-site personnel employed by Parkway. These costs are reflected in property operating expenses on the combined statements of operations. A summary of these for each of the periods presented is as follows (in thousands):

	For the Year Ended December 31,
	2015	2014	2013
Charged to property operating expense:
Direct payroll charges	$2,747	$2,823	$568
Management fees	2,298	3,087	452

Total	$5,045	$5,910	$1,020

Lease commissions and development fees paid to Parkway’s personnel and other leasing costs incurred by Parkway Houston are capitalized and amortized over the respective lease term. For the years ended December 31, 2015, 2014, and 2013, Parkway Houston capitalized $1.6 million, $982,000 and $88,000, respectively, in commissions and other leasing costs to the properties.

The expenses charged to Parkway Houston for these services are not necessarily indicative of the expenses that would have been incurred had Parkway Houston been a separate, independent entity.

Note 12—Subsequent Events

On April 6, 2016, Parkway paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II.

Note 13—Subsequent Events (unaudited)

The Merger was consummated on October 6, 2016, and the Distribution was completed on October 7, 2016.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2015

(In thousands)

		Initial Cost to Parkway Houston
Description	Encumbrances (1)	Land	Building and Improvements	Subsequent Capitalized Costs	Total Real Estate
Texas
Phoenix Tower	$78,555	$9,191	$98,183	$15,083	$122,457
CityWestPlace	204,794	56,785	295,869	73,418	426,072
San Felipe Plaza	107,877	40,347	206,510	22,822	269,679
Other
Corporate	—	—	—	386	386

Total Real Estate Owned	$391,226	$106,323	$600,562	$111,709	$818,594

(1)	Encumbrances represent face amount of mortgage debt and exclude any premiums or discounts.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2015

(In thousands)

	Gross Amount at Which Carried at Close of Period
Description	Land	Building and Improvements	Total (1)	Accumulated Depreciation	Net Book Value of Real Estate	Year Acquired	Year Constructed	Depreciable Lives (Yrs.)
Texas
Phoenix Tower	$9,191	$113,266	$122,457	$13,949	$108,508	2012	1984		(2)
CityWestPlace	56,785	369,287	426,072	35,075	390,997	2013	1993-2001		(2)
San Felipe Plaza	40,347	229,332	269,679	16,842	252,837	2013	1984		(2)
Other
Corporate	—	386	386	75	311	N/A	N/A	N/A

Total Real Estate Owned	$106,323	$712,271	$818,594	$65,941	$752,653

(1)	The aggregate cost for federal income tax purposes was approximately $682.5 million (unaudited).
(2)	Depreciation of buildings is 40 years from acquisition date.

NOTE TO SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

At December 31, 2015, 2014 and 2013

(In thousands)

A summary of activity for real estate and accumulated depreciation is as follows:

	December 31,
	2015	2014	2013
Real Estate:
Office Properties:
Balance at beginning of year	$772,957	$763,126	$115,759
Acquisitions and improvements	45,637	9,831	647,429
Real estate disposed	—	—	(62)

Balance at close of year	$818,594	$772,957	$763,126

Accumulated Depreciation:
Balance at beginning of year	$34,111	$5,278	$—
Depreciation expense	32,015	28,751	5,340
Real estate disposed	—	—	(62)
Other adjustments	(185)	82	—

Balance at close of year	$65,941	$34,111	$5,278

PARKWAY HOUSTON

COMBINED BALANCE SHEETS

(In thousands)

(unaudited)

	June 30, 2016	December 31, 2015
Assets
Real estate related investments:
Office properties	$829,151	$818,594
Accumulated depreciation	(79,745)	(65,941)

Total real estate related investments, net	749,406	752,653
Cash and cash equivalents	7,973	11,961
Receivables and other assets	78,275	76,300
Intangible assets, net	19,640	24,439
Management contract intangibles, net	—	378

Total assets	$855,294	$865,731

Liabilities
Mortgage notes payable, net	$278,352	$396,901
Accounts payable and other liabilities	25,625	36,299
Below market leases, net of accumulated amortization of $40,072 and $36,175, respectively	19,569	23,465

Total liabilities	323,546	456,665

Equity
Parkway equity	531,748	409,066

Total liabilities and equity	$855,294	$865,731

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

(unaudited)

	Six Months Ended June 30,
	2016	2015
Revenues
Income from office properties	$55,779	$51,880
Management company income	2,592	5,523
Sale of condominium units	—	9,836

Total revenues	58,371	67,239

Expenses
Property operating expenses	26,367	22,593
Management company expenses	2,006	5,574
Cost of sales—condominium units	—	10,091
Depreciation and amortization	21,005	26,628
General and administrative	2,893	3,187

Total expenses	52,271	68,073

Operating income (loss)	6,100	(834)
Other income and expenses
Interest and other income	131	122
Gain on extinguishment of debt	154	—
Interest expense	(6,955)	(8,076)

Loss before income taxes	(570)	(8,788)
Income tax expense	(760)	(361)

Net loss	(1,330)	(9,149)
Net loss attributable to noncontrolling interests	—	7

Net loss attributable to Parkway Houston	$(1,330)	$(9,142)

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENT OF CHANGES IN EQUITY

(in thousands)

(unaudited)

Parkway Equity
Balance at December 31, 2015	$409,066
Net loss	(1,330)
Contributions from Parkway, net	124,012

Balance at June 30, 2016	$531,748

See notes to combined financial statements.

PARKWAY HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Operating activities
Net loss	$(1,330)	$(9,149)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization of office properties	21,005	26,628
Amortization of management contract intangibles, net	378	378
Amortization of below market leases, net	(3,487)	(8,458)
Amortization of financing costs	21	21
Amortization of debt premium, net	(1,431)	(1,973)
Deferred income tax expense (benefit)	256	(401)
Gain on extinguishment of debt	(154)	—
Increase in deferred leasing costs	(4,919)	(7,067)
Changes in operating assets and liabilities:
Change in condominium units	—	8,649
Change in receivables and other assets	1,197	149
Change in accounts payable and other liabilities	(11,666)	(9,285)

Cash used in operating activities	(130)	(508)

Investing activities
Improvements to real estate	(10,885)	(9,330)

Cash used in investing activities	(10,885)	(9,330)

Financing activities
Principal payments on mortgage notes payable	(116,985)	(2,912)
Change in Parkway investment, net	124,012	17,416
Distributions to noncontrolling interest holders in properties	—	(901)

Cash provided by financing activities	7,027	13,603

Change in cash and cash equivalents	(3,988)	3,765
Cash and cash equivalents at beginning of period	11,961	7,992

Cash and cash equivalents at end of period	$7,973	$11,757

Supplemental Cash Flow Information:
Cash paid for interest	$8,728	$10,063
Cash paid for income taxes	1,043	1,060

See notes to combined financial statements.

PARKWAY HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

June 30, 2016

(unaudited)

Note 1—Organization

On April 28, 2016, the board of directors of Cousins Properties Incorporated, a Georgia corporation (“Cousins”), and the board of directors of Parkway Properties, Inc., a Maryland corporation (“Parkway”), each approved an agreement and plan of merger, dated as of April 28, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off (the “Distribution”) of the Houston-based assets of both companies (“Cousins Houston” and “Parkway Houston”, respectively) into a new publicly traded real estate investment trust (“REIT”) called Parkway, Inc. (“New Parkway”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated by subsidiaries of Cousins, and certain corporate costs. Parkway Houston includes the combined accounts related to the office properties of Phoenix Tower (for all periods presented), CityWestPlace and San Felipe Plaza (acquired on December 19, 2013), fee-based real estate services (for all periods presented) and the Murano residential condominium project (acquired on December 19, 2013), currently operated through subsidiaries of Parkway, and certain corporate costs. Unless the context otherwise requires, references to the “Company” refer to Parkway Houston. New Parkway is expected to operate and elect to be treated as a REIT under the Internal Revenue Code of 1986, as amended. REITs generally are not liable for federal corporate income taxes as long as they meet certain requirements and distribute at least 90% of their taxable income.

Following the Distribution, New Parkway will own five office properties with 8.7 million rentable square feet (unaudited) in the Galleria, Greenway and Westchase submarkets of Houston, Texas. In addition, New Parkway will provide fee-based real estate services through wholly owned subsidiaries, including Eola Office Partners, LLC (“Eola”), which in total managed and/or leased approximately 2.7 million square feet (unaudited) for primarily third-party owners at June 30, 2016 and will own certain other assets previously owned by Parkway.

As of June 30, 2016, New Parkway had not conducted any business as a separate company and has no material assets or liabilities. The operations of Parkway Houston, which will be transferred to New Parkway immediately following the effective time of the Merger, are presented as if the transferred business was Parkway Houston’s business for all historical periods described and at the carrying value of such assets and liabilities reflected in Parkway’s books and records.

Note 2—Basis of Presentation and Consolidation

The accompanying combined financial statements include the accounts of Parkway Houston presented on a combined basis as the ownership interests are currently under common control and ownership of Parkway. All significant intercompany balances and transactions have been eliminated.

These combined financial statements are derived from the books and records of Parkway and were carved out from Parkway at a carrying value reflective of such historical cost in such Parkway records. Parkway Houston’s historical financial results reflect charges for certain corporate costs and we believe such charges are reasonable; however, such results do not necessarily reflect what our expenses would have been had we been operating as a separate stand-alone public company. Costs of the services that were charged to us were based on either actual costs incurred or a proportion of costs estimated to be applicable to us. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if we had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.

Parkway Houston is a predecessor, as defined in applicable rules and regulations for the Securities and Exchange Commission, to the Houston Business, which will commence operations on the date of the Distribution.

These combined financial statements reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us. Eola, Phoenix Tower, CityWestPlace and San Felipe Plaza were all wholly owned for all periods presented.

Parkway Houston consolidates its Murano residential condominium project which it controls. Parkway Houston’s unaffiliated partner’s interest is reflected on its combined balance sheets under the “Noncontrolling Interests” caption. Parkway Houston’s partner has a stated ownership interest of 27%. Net proceeds from the project will be distributed, to the extent available, based on an order of preferences described in the partnership agreement. Parkway Houston may receive distributions, if any, in excess of its stated 73% ownership interest if certain return thresholds are met.

Note 3—Real Estate Related Investments, Net

Included in real estate related investments, net are three office assets located in the Galleria, Greenway and Westchase submarkets of Houston, Texas, comprising six buildings and two adjacent parcels of land totaling approximately 3.1 million square feet (unaudited).

Balances of major classes of depreciable assets (in thousands) and their respective estimated useful lives are (in thousands):

Asset Category	Useful Life	June 30, 2016	December 31, 2015
Land	Non-depreciable	$106,323	$106,323
Buildings and garages	40 years	600,562	600,562
Building improvements	7 to 40 years	17,746	14,426
Tenant improvements	Lesser of useful life or term of lease	104,520	97,283

		$829,151	$818,594

Note 4—Mortgage Notes Payable, Net

A summary of mortgage notes payable, net at June 30, 2016 and December 31, 2015 is as follows (dollars in thousands):

Office Properties	Fixed Rate	Maturity Date	June 30, 2016	December 31, 2015
Phoenix Tower	3.87%	03/01/2023	$77,567	$78,555
CityWestPlace I & II	6.16%	07/06/2016	—	114,460
CityWestPlace III & IV	5.03%	03/05/2020	89,528	90,334
San Felipe Plaza	4.78%	12/01/2018	106,991	107,877
Unamortized premium, net			4,551	5,981
Unamortized debt issuance costs, net			(285)	(306)

Total mortgage notes payable, net			$278,352	$396,901

On April 6, 2016, Parkway paid in full the $114.0 million mortgage debt secured by CityWestPlace I & II and recognized a gain on extinguishment of debt of $154,000 during the six months ended June 30, 2016. This paydown has been reflected as a capital contribution for Parkway Houston.

The fair value of mortgage notes payable was $281.1 million and $394.3 million as of June 30, 2016 and December 31, 2015, respectively. The fair value was determined using Level 2 inputs.

Note 5—Commitments and Contingencies

Parkway Houston and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of business. Parkway Houston does not believe that any such litigation will materially affect our financial position or operations.

Parkway Houston holds a 1% limited partnership interest (acquired on December 19, 2013) in 2121 Market Street Associates LLC (“2121 Market Street”). A mortgage loan secured by a first trust deed on 2121 Market Street is guaranteed by Parkway Houston up to a maximum amount of $14.0 million expiring in December 2022.

Note 6—Related Party Transactions

On May 18, 2011, Parkway closed on the Contribution Agreement pursuant to which Eola Capital, LLC (“Eola Capital”) contributed its property management company (the “Management Company”) to Parkway Houston. In connection with the Eola Capital contribution of its Management Company to Parkway, a subsidiary of Parkway made a $3.5 million preferred equity investment in an entity 21% owned by Mr. James R. Heistand, and which is included in receivables and other assets on Parkway Houston’s combined balance sheets. This investment provides that Parkway will be paid a preferred equity return equal to 7% per annum of the preferred equity outstanding. For the six months ended June 30, 2016 and 2015, Parkway Houston received preferred equity distributions on this investment in the aggregate amounts of approximately $122,000. This preferred equity investment was approved by the board of directors of Parkway, and recorded as a cost method investment in receivables and other assets on the balance sheet.

Certain of Parkway’s executive officers own interests in properties that are managed and leased by the Management Company. During the six months ended June 30, 2016 and 2015, Parkway Houston recorded approximately $156,000 and $230,000 in management fees, respectively, and $388,000 and $536,000, respectively, in reimbursements related to the management and leasing of these assets.

As discussed in Note 1, the accompanying combined financial statements present the operations of Parkway Houston as carved out from the financial statements of Parkway. Transactions between the entities have been eliminated in the combined presentation. The combined financial statements include payroll costs and benefits for on-site personnel employed by Parkway. These costs are reflected in property operating expenses on the combined statements of operations. A summary of these for each of the periods presented is as follows (in thousands):

	For the Six Months Ended June 30,
	2016	2015
Charged to property operating expense:
Direct payroll charges	$1,607	$1,286
Management fees	1,434	1,173
Other allocated expenses	771	820

Total	$3,812	$3,279

Lease commissions and development fees paid to Parkway’s personnel and other leasing costs incurred by Parkway Houston are capitalized and amortized over the respective lease term. For the six months ended June 30, 2016 and 2015, Parkway Houston capitalized $258,000 and $413,000, respectively, in commissions and other leasing costs to the properties.

The expenses charged to Parkway Houston for these services are not necessarily indicative of the expenses that would have been incurred had Parkway Houston been a separate, independent entity.

Note 7—Subsequent Events

The Merger was consummated on October 6, 2016, and the Distribution was completed on October 7, 2016.

Report of Independent Auditors

To the Board of Directors of Thomas Properties Group, Inc.:

We have audited the accompanying combined statement of revenues and certain expenses (as defined in Note 1) of the Houston Portfolio (the “Houston Portfolio”) for the year ended December 31, 2012. This statement of revenues and certain expenses is the responsibility of the Houston Portfolio’s management. Our responsibility is to express an opinion on the combined statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined statement of revenues and certain expenses. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the combined statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying combined statement of revenues and certain expenses of the Houston Portfolio was prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for inclusion in a Form 8-K of Thomas Properties Group, Inc. and is not intended to be a complete presentation of the revenues and expenses of the Houston Portfolio.

In our opinion, the combined statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenues and certain expenses of the Houston Portfolio for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

October 3, 2013

Houston Portfolio

Combined Statements of Revenues and Certain Expenses

(In thousands)

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
	(unaudited)
Revenues:
Rental	$34,542	$46,212
Tenant reimbursements	20,306	22,702
Other	5,104	7,330

Total revenues	59,952	76,244

Certain expenses:
Rental property operating and maintenance	21,796	30,357
Real estate taxes	11,383	11,498
Interest expense	12,986	17,530

Total certain expenses	46,165	59,385

Revenue in excess of certain expenses	$13,787	$16,859

See accompanying notes to combined statements of revenues and certain expenses.

Houston Portfolio

Notes to Combined Statements of Revenues and Certain Expenses

For the nine months ended September 30, 2013 (unaudited) and year ended December 31, 2012

Note 1—Basis of Presentation

The accompanying combined statements of revenues and certain expenses relate to the combined operations for the two office properties and 9.9 acres of undeveloped land, located in Houston, Texas and collectively referred to as the “Houston Portfolio.”

On September 30, 2013, Thomas Properties Group, L.P. (“TPG LP”), whose sole general partner is Thomas Properties Group, Inc. (“TPGI”), made an equity contribution of approximately $163.8 million (the “Contribution Amount”) to TPG/CalSTRS, LLC (“TPG/CalSTRS”) pursuant to a Redemption and Liquidation Option Agreement, dated July 16, 2013. In the liquidation, TPG/CalSTRS distributed to the California State Teachers’ Retirement System the Contribution Amount and the interests in the entities that owned City National Plaza, subject to existing mortgage debt, and distributed to TPG LP the interests in the entities that own CityWestPlace, the adjacent land parcels and San Felipe Plaza, subject to existing mortgage debt totaling approximately $322.5 million.

The accompanying combined statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and, accordingly, are not representative of the actual results of operations of the Houston Portfolio for the nine months ended September 30, 2013, and the year ended December 31, 2012, due to the exclusion of depreciation and amortization expense, and other income among other items, and therefore may not be comparable to the future operations of the Houston Portfolio.

Note 2—Summary of Significant Accounting Policies and Practices

Revenue Recognition

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting periods to prepare the combined statements of revenues and certain expenses in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Unaudited Interim Information

The combined statement of revenues and certain expenses for the nine months ended September 30, 2013 is unaudited. In the opinion of management, such financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal recurring nature.

Note 3—Interest Expense

Interest expense is reflected in the combined statements of revenues and certain expenses related to TPG LP’s assumption of three existing first mortgage loans totaling approximately $334.5 million. At September 30, 2013, CityWestPlace I & II had mortgage debt of approximately $118.0 million, which bore interest at 6.16% and matures July 6, 2016; CityWestPlace III & IV had mortgage debt of approximately $93.7 million, which bears interest at 5.03% and matures March 5, 2020; and San Felipe Plaza had mortgage debt of approximately $110.0 million, which bears interest at 4.78% and matures December 1, 2018.

Note 4—Related Party Transactions

The accompanying combined statements of revenues and certain expenses include expenses related to management and leasing services provided by TPG LP and insurance costs allocated from TPG LP’s master insurance programs. These costs are further described below.

Pursuant to management and leasing agreements, TPG LP performs property management and leasing services for the Houston Portfolio. TPG LP is entitled to property management fees of 3.5% for San Felipe Plaza and 3.0% for CityWestPlace of gross property revenues, paid on a monthly basis. In addition, TPG LP is reimbursed for compensation paid to certain of its employees and direct out-of-pocket expenses. These fees and reimbursements are included in operating expenses.

For new leases entered into by the Houston Portfolio, TPG LP is entitled to leasing commissions generally calculated at 4% of base rent during years 1 through 10 of a lease and 3% of base rent thereafter where TPG LP acts as the procuring broker, and 2% of base rent during years 1 through 10 of a lease and 1.5% of base rent thereafter where TPG LP acts as the co-operating broker. For lease renewals, where TPG LP is the procuring broker and there is no co-operating broker, TPG LP is entitled to leasing commissions, calculated at 4% of base rent. For lease renewals, where there is both a procuring and co-operating broker, if TPG LP is the procuring broker, it is entitled to receive 3% of base rents and if it is the co-operating broker, it is entitled to receive 1.5% of base rents. Commissions are generally paid 50% at signing and 50% upon occupancy. The leasing commissions will be split on the customary basis between TPG LP and tenant representative when applicable.

Property insurance premiums are allocated to the Houston Portfolio based on estimated insurable values. Liability insurance premiums are allocated to the Houston Portfolio based on relative square footage. The allocated premiums are included in operating expenses.

The fees and reimbursements paid to TPG LP for the nine months ended September 30, 2013 and the years ended December 31, 2012 are as follows (in thousands):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
	(unaudited)
Asset management fees	$1,020	$1,225
Property management fees	1,818	2,294
Payroll—on site property management personnel	705	887
Leasing commissions	845	1,480
Development management fees	88	262

Total fees and reimbursements	4,476	$6,148

Note 5—Commitments and Contingencies

In connection with the ownership, operation and management of the real estate properties, the Houston Portfolio may be potentially liable for claims in the ordinary course of business and costs and damages related to environmental matters. As of September 30, 2013, these Houston Portfolio properties have not been named as a defendant in liability claims nor have they been notified by any governmental authority of any noncompliance, liability or other claim in connection with any of the properties, and TPG LP is not aware of any other environmental condition with respect to any of the properties that management believes will have a material adverse effect on the Houston Portfolio properties assets or results of operations. We maintain general liability insurance and all risk property insurance that in the opinion of management are sufficient to mitigate a significant risk of loss.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Cousins Properties Incorporated

Atlanta, Georgia

We have audited the accompanying combined balance sheets of Cousins Houston (the “Company”) as of December 31, 2015 and 2014, and the related combined statements of operations, equity, and cash flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (inception) to December 31, 2013. Our audits also included the financial statement schedule listed in the Index to Financial Statements on Page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Cousins Houston as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the combined financial statements, the combined financial statements of Cousins Houston include allocations of certain operating expenses from Cousins Properties Incorporated. These costs may not be reflective of the actual costs which would have been incurred had Cousins Houston operated as an independent, stand-alone entity separate from Cousins Properties Incorporated.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 30, 2016

COUSINS HOUSTON

COMBINED BALANCE SHEETS

	As of December 31,
	2015	2014
	(in thousands)
Assets
Operating Properties, net of accumulated depreciation of $111,949 and $66,228 in 2015 and 2014, respectively	$1,086,451	$1,077,290
Cash and cash equivalents	109	684
Deferred rents receivable	22,798	13,914
Accounts receivable	4,549	3,004
Intangible assets, net of accumulated amortization of $61,567 and $42,641 in 2015 and 2014, respectively	72,166	91,092
Other assets	2,163	2,371

Total Assets	$1,188,236	$1,188,355

Liabilities and Equity
Liabilities
Note payable	$180,937	$184,097
Accounts payable and accrued liabilities	47,126	44,366
Intangible liabilities, net of accumulated amortization of $20,107 and $13,119 in 2015 and 2014, respectively	41,089	48,078
Other liabilities	2,212	2,017

Total liabilities	271,364	278,558

Commitments and contingencies	—	—
Equity	916,872	909,797

TOTAL LIABILITIES AND EQUITY	$1,188,236	$1,188,355

See notes to combined financial statements

COUSINS HOUSTON

COMBINED STATEMENTS OF OPERATIONS

	Years ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2015	2014
	(in thousands)
Revenues:
Rental property revenues	$177,890	$184,536	$72,696
Other	—	31	11

	177,890	184,567	72,707

Costs and Expenses:
Rental property operating expenses	74,162	79,625	31,759
General and administrative expenses	6,328	7,347	3,793
Depreciation and amortization	63,791	77,760	29,146
Interest expense	7,988	8,127	2,618
Acquisition and related costs	—	—	3,858

	152,269	172,859	71,174

Net Income	$25,621	$11,708	$1,533

See notes to combined financial statements

COUSINS HOUSTON

COMBINED STATEMENTS OF EQUITY

Amount
(in thousands)
Balance at inception, February 7, 2013	$—
Contributions by Cousins, net	935,414
Net income	1,533

Balance, December 31, 2013	936,947
Distributions to Cousins, net	(38,858)
Net income	11,708

Balance, December 31, 2014	909,797
Distributions to Cousins, net	(18,546)
Net income	25,621

Balance, December 31, 2015	$916,872

See notes to combined financial statements.

COUSINS HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Period from February 7, 2013 (date of inception) to December 31, 2013
	2015	2014
	(in thousands)
Net income	$25,621	$11,708	$1,533

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,791	77,760	29,146
Amortization of loan closing costs	179	177	59
Effect of certain non-cash adjustments to rental revenues	(14,626)	(17,895)	(6,868)
Bad debt expense (recovery)	(321)	464	109
Changes in operating assets and liabilities
Accounts receivable and other assets, net	(1,224)	482	(9,055)
Operating liabilities	2,975	7,524	26,846

Net cash provided by operating activities	76,395	80,220	41,770

Cash Flows From Investing Activities
Purchase of properties	—	—	(1,148,388)
Property improvements and tenant asset expenditures	(55,085)	(37,478)	(15,857)

Net cash used in investing activities	(55,085)	(37,478)	(1,164,245)

Cash Flows from Financing Activities
Change in Cousins’ investment, net	(18,546)	(38,858)	935,414
Payment of loan issuance costs	—	—	(1,249)
Proceeds from note payable	—	—	188,830
Repayment of note payable	(3,339)	(3,200)	(520)

Net cash provided by (used in) financing activities	(21,885)	(42,058)	1,122,475

Net (Decrease) Increase in Cash	(575)	684	—

Cash at Beginning of Period	684	—	—

Cash at End of Period	$109	$684	$—

Supplemental Cash Flow Information:
Cash paid for interest	$7,821	$7,960	$1,891
Change in accrued property and tenant asset expenditures	$(214)	$(731)	$1,622

See notes to combined financial statements.

COUSINS HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Organization And Basis Of Presentation

Proposed Transaction. Cousins, Parkway, Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins, entered into an agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off of the combined Houston-based assets of both companies (the “Houston Business”) into a new publicly traded real estate investment trust (“REIT”) called Parkway Inc. (“New Parkway”).

The spin-off of New Parkway will be accomplished by the distribution of all of the shares of common stock and limited voting stock of New Parkway to holders of shares of Cousins common stock and Cousins limited voting preferred stock (including legacy Parkway common stockholders and limited voting stockholders) on the business day following the closing of the Merger (the “Distribution”).

Basis of Presentation. The combined financial statements included herein represent the combined accounts and combined operations of the portion of the Houston Business owned and operated by Cousins (“Cousins Houston”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated through subsidiaries of Cousins, and certain corporate costs. The assets and liabilities in these combined financial statements represent historical carrying amounts of the following properties:

	Acquisition Date	Number of Office Buildings	Total Square Feet
Post Oak Central	February 7, 2013	3	1,280,000
Greenway Plaza	September 9, 2013	10	4,348,000

		13	5,628,000

Cousins Houston is a predecessor, as defined in applicable rules and regulations of the Securities and Exchange Commission, to the Houston Business, which will commence operations on the date of the Distribution.

Cousins Houston presents its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) as outlined in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”). The Codification is the single source of authoritative accounting principles applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Intercompany transactions and balances have been eliminated.

For the periods presented, there were no items of other comprehensive income. Therefore, no presentation of comprehensive income is required.

Allocated Costs. The historical financial results for Cousins Houston include certain allocated corporate costs which Cousins Houston believes are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions.”

Recently Issued Accounting Standards. In 2015, the FASB voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

Note 2—Significant Accounting Policies

Real Estate Assets

Cost Capitalization. Cousins Houston capitalizes costs related to property and tenant improvements, including allocated costs of Cousins’ personnel working directly on projects. Cousins Houston capitalizes direct leasing costs related to leases that are probable of being executed. These costs include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement, and costs incurred by personnel of Cousins that are based on time spent on successful leases. Cousins Houston allocates these costs to individual tenant leases and amortizes them over the related lease term.

Impairment. For real estate assets that are considered to be held for sale according to accounting guidance, Cousins Houston records impairment losses if the fair value of the asset net of estimated selling costs is less than the carrying amount. For those long-lived assets that are held and used according to accounting guidance, management reviews each asset for the existence of any indicators of impairment. If indicators of impairment are present, Cousins Houston calculates the expected undiscounted future cash flows to be derived from such assets. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston reduces the asset to its fair value.

Acquisition of Operating Properties. Cousins Houston records the acquired tangible and intangible assets and liabilities and assumed liabilities of operating property acquisitions at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including leasing costs, value of above-market and below-market tenant leases, value of above-market and below-market ground leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The amounts recorded for above-market and below-market leases are included in intangible assets and intangible liabilities, respectively, and are amortized on a straight-line basis into rental property operating revenues over the remaining terms of the applicable leases.

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in intangible assets and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases.

Depreciation and Amortization. Real estate assets are stated at depreciated cost less impairment losses, if any. Buildings are depreciated over their estimated useful lives, which range from 30 to 42 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. Furniture, fixtures and equipment are depreciated over their estimated useful lives of five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the term of the applicable leases or the estimated useful life of the assets, whichever is shorter. Cousins Houston accelerates the depreciation of tenant assets if it estimates that the lease term will end prior to the termination date. This acceleration may occur if a tenant files for bankruptcy, vacates its premises or defaults in another manner on its lease. Deferred expenses are amortized over the period of estimated benefit. Cousins Houston uses the straight-line method for all depreciation and amortization.

Revenue Recognition

Cousins Houston recognizes contractual revenues from leases on a straight-line basis over the noncancelable lease term at the inception of each respective lease in accordance with ASC 840, Leases. In addition, leases typically provide for reimbursement of the tenants’ share of real estate taxes, insurance, and other operating expenses to Cousins Houston. Operating expense reimbursements are recognized as the related expenses are incurred. For the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, the Company recognized $59.1 million, $59.2 million, and $21.3 million, respectively, in revenues from tenants related to reimbursement of operating expenses.

Cousins Houston makes valuation adjustments to all tenant-related accounts receivable based upon its estimate of the likelihood of collectability. The amount of any valuation adjustment is based on the tenant’s credit and business risk, history of payment, and other factors considered by management.

Income Taxes

Cousins Houston’s properties are currently owned by Cousins, a Georgia corporation which has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a REIT, Cousins is not subject to federal income tax provided it distributes annually its adjusted taxable income, as defined in the Code, to stockholders and meets certain other organizational and operating requirements. Accordingly, the combined financial statements of Cousins Houston do not include a provision for federal income tax.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly-liquid money market instruments with maturities of three months or less.

Segment Disclosure

Cousins Houston is in the business of the ownership, development and management of office real estate. Cousins Houston has aggregated its office operations into one reportable segment. This segment is the aggregation of the aforementioned Cousins Houston office properties as reported to the Chief Operating Decision Maker and is aggregated due to the properties having similar economic and geographic characteristics.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect Cousins Houston’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

Note 4 includes fair values of assets acquired and liabilities assumed in business combinations using Level 2 and Level 3 inputs. Note 6 includes fair values of debt measured using Level 2 inputs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3—Related Party Transactions

The combined financial statements include direct payroll costs and benefits for on-site personnel employed by Cousins. These costs are reflected in rental property operating expenses on the Combined Statements of Operations. As described in Note 2, also included are costs for certain functions and services performed by Cousins including, but not limited to, corporate-level salaries and other related costs, stock compensation, and other general and administrative costs. These costs were allocated to Cousins Houston based on proportionate leasable square footage which management believes is an appropriate estimate of usage. These costs are reflected as general and administrative expenses on the Combined Statements of Operations. The expenses allocated to Cousins Houston for these services are not necessarily indicative of the expenses that would have been incurred had Cousins Houston been a separate, independent entity that had otherwise managed these functions. A summary of these costs for each of the periods presented is as follows (in thousands):

	For the year ended December 31,		For the period from February 7, 2013 (date of inception) to
	2015	2014	December 31, 2013
Charged to rental property operating expenses:
Direct payroll charges	$6,826	$6,678	$2,471
Other allocated expenses	2,043	2,178	1,257

Charged to general and administrative expenses:
Office rental expense	337	329	149
Payroll and other expenses	5,991	7,018	3,644

Leasing commissions paid to Cousins’ personnel and other leasing costs incurred by Cousins are capitalized and amortized over the respective lease term. For the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, the Company capitalized $3.8 million, $2.5 million and $237,000, respectively, in commissions and other leasing costs to the properties.

Note 4—Real Estate Transactions

In 2013, Cousins Houston purchased Post Oak Central, a 1.3 million square foot, Class-A office complex in the Galleria district of Houston, Texas for $230.9 million. Also in 2013, Cousins Houston acquired Greenway Plaza, a 10-building, 4.3 million square foot office complex in Houston, Texas, for $928.6 million. Cousins Houston incurred $231,000 and $3.7 million in acquisition and related costs for Post Oak Central and Greenway Plaza, respectively.

The following tables summarize allocations of the estimated fair values of the assets and liabilities of the operating properties at the acquisition dates discussed above (in thousands and excludes certain operating assets and liabilities assumed) (in thousands):

	Post Oak Central	Greenway Plaza	Total
Tangible assets:
Land and improvements	$88,406	$273,651	$362,057
Building	118,470	499,262	617,732
Tenant improvements	10,877	96,284	107,161

Total tangible assets	217,753	869,197	1,086,950

Intangible assets:
Above-market leases	995	3,466	4,461
In-place leases	26,968	101,047	128,015
Below-market ground leases	—	1,257	1,257

Total intangible assets	27,963	105,770	133,733

Intangible liabilities:
Below-market leases	(14,792)	(43,896)	(58,688)
Above-market ground lease	—	(2,508)	(2,508)

	(14,792)	(46,404)	(61,196)

Net assets acquired	$230,924	$928,563	$1,159,487

The following unaudited supplemental pro forma information is presented for the period from February 7, 2013 to December 31, 2013 and reflects Cousins Houston’s historical combined statements of operations, adjusted as if the Greenway Plaza acquisition occurred on February 7, 2013. The supplemental pro forma information is not necessarily indicative of the actual results that would have been achieved had the transaction been consummated on such date (in thousands).

Amount
Revenues	$144,575
Net income	5,962

Note 5—Intangible Assets

Intangible assets on Cousins Houston’s balance sheet at December 31, 2015 and 2014 included the following (in thousands):

	As of December 31,
	2015	2014
	(in thousands)

In-place leases, net of accumulated amortization of $58,715 and $40,699 in 2015 and 2014, respectively	$69,300	$87,316

Above-market leases, net of accumulated amortization of $2,852 and $1,942 in 2015 and 2014, respectively	2,866	3,776

	$72,166	$91,092

Aggregate net amortization expense related to intangible assets and liabilities was $11.9 million, $21.6 million and $8.2 million for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013, respectively. Over the next five years and thereafter, aggregate amortization of these intangible assets and liabilities is anticipated to be as follows (in thousands):

	Below Market Rents	Above Market Rents	In-Place Leases	Total
	(in thousands)
2016	$(6,093)	$691	$13,423	$8,021
2017	(5,830)	427	11,730	6,327
2018	(5,472)	378	10,146	5,052
2019	(5,201)	305	8,646	3,750
2020	(3,459)	238	5,850	2,629
Thereafter	(15,034)	827	19,505	5,298

	$(41,089)	$2,866	$69,300	$31,077

Weighted average remaining lease term	9.3 years	8.2 years	7.3 years

Note 6—Note Payable

In September 2013, Cousins Houston entered into a $188.8 million non-recourse mortgage notes payable secured by Post Oak Central. The note bears interest at 4.26%, and the maturity date is October 1, 2020. In connection with this note payable, Cousins Houston incurred $1.2 million in loan costs. These costs, net of accumulated amortization of $416,000 and $237,000 in 2015 and 2014, respectively, are reflected as a reduction of the loan balance on the accompanying balance sheets. Future principal payments due on the note at December 31, 2015 are as follows (in thousands):

Amount
2016	$3,485
2017	3,636
2018	3,794
2019	3,959
2020	166,896

$181,770

Fair value of debt is calculated by discounting the debt’s remaining contractual cash flows at estimated rates at which similar loans could have been obtained. The estimate of the current market rate is intended to replicate debt of similar maturity and loan-to-value relationships. These fair value calculations are considered to be Level 2 under the guidelines set forth in ASC 820, as Cousins Houston utilizes market rates for similar type loans from third party brokers. At December 31, 2015 and 2014, the fair value of this financial instrument and the related discount rate assumptions are summarized as follows (in thousands):

	As of December 31,
	2015	2014
	(in thousands)
Carrying value	$180,937	$184,097
Fair value	$186,449	$196,909
Discount rate assumed in calculating fair value	3.65%	3.00%

Note 7—Commitments and Contingencies

Commitments

Cousins Houston had a total of $60.7 million in future obligations under leases to fund tenant improvements at December 31, 2015. Amounts due under these lease commitments are as follows (in thousands):

Amount
2016	$29,132
2017	8,047
2018	8,047
2019	7,721
2020	7,721

$60,668

Litigation

Cousins Houston is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. Cousins Houston records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Cousins Houston accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Cousins Houston accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Cousins Houston discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Cousins Houston discloses the nature and estimate of the possible loss of the litigation. Cousins Houston does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of Cousins Houston.

Note 8—Future Minimum Rents

Cousins Houston’s leases typically contain escalation provisions and provisions requiring tenants to pay a pro rata share of operating expenses. The leases typically include renewal options and are classified and accounted for as operating leases.

At December 31, 2015, future minimum rents to be received under existing non-cancellable leases are as follows:

Amount
2016	$94,855
2017	93,191
2018	93,662
2019	87,524
2020	65,732
Thereafter	295,794

$730,758

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

COUSINS HOUSTON

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2015

		Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period
Description/ Metropolitan Area	Encumbrances	Land and Improvements	Buildings and Improvements	Land and Improvements less Cost of Sales, Transfers and Other	Building and Improvements less Cost of Sales, Transfers and Other	Land and Improvements less Cost of Sales, Transfers and Other	Building and Improvements less Cost of Sales, Transfers and Other	Total(a)	Accumulated Depreciation(a)(b)	Date of Construction/ Renovation	Date Acquired	Life on Which Depreciation in the 2015 Statement of Operations is Computed(c)
	(in thousands)
Greenway Plaza Houston, TX	$—	$273,651	$595,547	$—	$76,544	$273,651	$672,091	$945,742	$85,616	—	2013	30 years
Post Oak Central Houston, TX	181,770	87,264	129,347	—	36,047	87,264	165,394	252,658	26,333	—	2013	42 years

Total Operating Properties	$181,770	$360,915	$724,894	$—	$112,591	$360,915	$837,485	$1,198,400	$111,949

NOTES:

(a)	Reconciliations of total real estate carrying value and accumulated depreciation for the years ended December 31, 2015 and 2014, and the period from February 7, 2013 (date of inception) to December 31, 2013 are as follows:

	Real Estate			Accumulated Depreciation
	2015	2014	2013	2015	2014	2013
	(in thousands)
Balance at beginning of period	$1,143,518	$1,104,463	$—	$66,228	$17,281	$—
Additions during the period:
Acquisitions	—	—	1,086,950	—	—	—
Improvements and other capitalized costs	54,882	39,055	17,513	—	—	—
Depreciation expense	—	—	—	45,710	48,926	17,248

	1,198,400	1,143,518	1,104,463	111,938	66,207	17,248

Deductions and other during the period	—	—	—	11	21	33

Balance at end of period	$1,198,400	$1,143,518	$1,104,463	$111,949	$66,228	$17,281

(b)	The aggregate cost for federal income tax purposes was approximately $1.2 billion (unaudited) at December 31, 2015.
(c)	Buildings and improvements are depreciated over 30 to 42 years. Leasehold improvements and other capitalized leasing costs are depreciated over the life of the asset or the term of the lease, whichever is shorter.

COUSINS HOUSTON

COMBINED BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(unaudited)
	(in thousands)
Assets

Operating Properties, net of accumulated depreciation of $135,829 and $111,949 in 2016 and 2015, respectively	$1,080,969	$1,086,451
Cash and cash equivalents	1,171	109
Deferred rents receivable	26,120	22,798
Accounts receivable	6,110	4,549
Intangible assets, net of accumulated amortization of $69,288 and $61,567 in 2016 and 2015, respectively	64,445	72,166
Other assets	2,877	2,163

Total Assets	$1,181,692	$1,188,236

Liabilities and Equity

Liabilities
Note payable	$179,302	$180,937
Accounts payable and accrued liabilities	30,743	47,126
Intangible liabilities, net of accumulated amortization of $23,190 and $20,107 in 2016 and 2015, respectively	38,006	41,089
Other liabilities	2,184	2,212

Total liabilities	250,235	271,364

Commitments and contingencies

Equity	931,457	916,872

Total Liabilities and Equity	$1,181,692	$1,188,236

See notes to combined financial statements.

COUSINS HOUSTON

COMBINED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended June 30,
	2016	2015
	(in thousands)
Revenues:
Rental property revenues	$87,696	$88,594
Other	288	87

	87,984	88,681

Costs and Expenses:
Rental property operating expenses	37,202	38,043
General and administrative expenses	4,976	3,425
Depreciation and amortization	31,168	33,095
Interest expense	3,939	4,012

	77,285	78,575

Net Income	$10,699	$10,106

COUSINS HOUSTON

COMBINED STATEMENTS OF EQUITY

(unaudited)

Amount (in thousands)
Balance, December 31, 2014	$909,797
Contributions by Cousins, net	13,191
Net income	10,106

Balance, June 30, 2015	$933,094

Balance, December 31, 2015	$916,872
Contributions by Cousins, net	3,886
Net income	10,699

Balance, June 30, 2016	$931,457

See notes to combined financial statements.

COUSINS HOUSTON

COMBINED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30,
	2016	2015
	(in thousands)
Net income	$10,699	$10,106
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,168	33,095
Amortization of loan closing costs	89	89
Effect of certain non-cash adjustments to rental revenues	(5,836)	(7,843)
Bad debt expense	—	496
Changes in operating assets and liabilities
Accounts receivable and assets, net	(2,411)	(3,722)
Operating liabilities	(16,697)	(17,735)

Net cash provided by operating activities	17,012	14,486

Cash Flows from Investing Activities
Property improvements and tenant asset expenditures	(18,112)	(26,709)

Net cash used in investing activities	(18,112)	(26,709)

Cash Flows from Financing Activities
Change in Cousins’ investment, net	3,886	13,191
Repayment of note payable	(1,724)	(1,652)

Net cash provided by financing activities	2,162	11,539

Net increase (decrease) in Cash	1,062	(684)
Cash at Beginning of Period	109	684

Cash at End of Period	$1,171	$—

Supplemental Cash Flow Information
Cash paid for interest	$3,856	$3,928
Change in accrued property and tenant asset expenditures	$(286)	$98

See notes to combined financial statements.

COUSINS HOUSTON

NOTES TO COMBINED FINANCIAL STATEMENTS

June 30, 2016

(unaudited)

Note 1—Organization And Basis Of Presentation

Proposed Transaction. Cousins, Parkway, Parkway Properties LP and Clinic Sub Inc., a wholly owned subsidiary of Cousins, entered into an agreement and plan of merger, dated as of April 28, 2016 (as amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Cousins and Parkway will combine through a stock-for-stock merger (the “Merger”), followed by a spin-off of the combined Houston-based assets of both companies (the “Houston Business”) into a new publicly traded real estate investment trust (“REIT”) called Parkway Inc. (“New Parkway”).

The spin-off of New Parkway will be accomplished by the distribution of all of the shares of common stock and limited voting stock of New Parkway to holders of shares of Cousins common stock and Cousins limited voting preferred stock (including legacy Parkway common stockholders and limited voting stockholders) on the business day following the closing of the Merger (the “Distribution”).

The Merger was consummated on October 6, 2016, and the Distribution was completed on October 7, 2016.

Basis of Presentation. The combined financial statements included herein represent the combined accounts and combined operations of the portion of the Houston Business owned and operated by Cousins (“Cousins Houston”). Cousins Houston includes the combined accounts related to the office properties of Greenway Plaza and Post Oak Central, currently operated through subsidiaries of Cousins, and certain corporate costs. The assets and liabilities in these combined financial statements represent historical carrying amounts of the following properties:

	Acquisition Date	Number of Office Buildings	Total Square Feet
Post Oak Central	February 7, 2013	3	1,280,000
Greenway Plaza	September 9, 2013	10	4,348,000

		13	5,628,000

Cousins Houston is a predecessor, as defined in applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), to the Houston Business which will commence operations on the date of the Distribution.

The combined financial statements are unaudited and were prepared by Cousins Houston in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of the SEC. In the opinion of management, these financial statements reflect all adjustments necessary (which adjustments are of a normal and recurring nature) for the fair presentation of Cousins Houston’s financial position as of June 30, 2016 and the results of operations for the six months ended June 30, 2016 and 2015. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results expected for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. These combined financial statements should be read in conjunction with the combined financial statements and the notes thereto as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 and for the period from February 7, 2013 (date of inception) to December 31, 2013 included elsewhere in this information statement. The accounting policies employed are substantially the same as those shown in Note 2 to those financial statements.

For the periods presented, there were no items of other comprehensive income. Therefore, no presentation of comprehensive income is required.

Allocated Costs. The historical financial results for Cousins Houston include certain allocated corporate costs which we believe are reasonable. These costs were incurred by Cousins and estimated to be applicable to Cousins Houston based on proportionate leasable square footage. Such costs do not necessarily reflect what the actual costs would have been if Cousins Houston were operating as a separate stand-alone public company. These costs are discussed further in “Note 3—Related Party Transactions.”

Recently Issued Accounting Standards. In 2015, the Financial Accounting Standards Board (“FASB”) voted to defer ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Under the new guidance, companies will recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. This new guidance could result in different amounts of revenue being recognized and could result in revenue being recognized in different reporting periods than under the current guidance. The standard specifically excludes revenue associated with lease contracts. The guidance is effective for periods beginning after December 15, 2017, with early adoption permitted for periods beginning after December 15, 2016. Cousins is currently assessing the potential impact of adopting the new guidance.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which amends the existing standards for lease accounting by requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting and reporting. The new standard will require lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, and classify such leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method (finance leases) or on a straight-line basis over the term of the lease (operating leases). Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes previous leasing standards. The guidance is effective for the fiscal years beginning after December 15, 2018 with early adoption permitted. Cousins is currently assessing the potential impact of adopting the new guidance.

Note 2—Significant Accounting Policies

Real Estate Assets

Cost Capitalization. Cousins Houston capitalizes costs related to property and tenant improvements, including allocated costs of Cousins’ personnel working directly on projects. Cousins Houston capitalizes direct leasing costs related to leases that are probable of being executed. These costs include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement, and costs incurred by personnel of Cousins that are based on time spent on successful leases. Cousins Houston allocates these costs to individual tenant leases and amortizes them over the related lease term.

Impairment. For real estate assets that are considered to be held for sale according to accounting guidance, Cousins Houston records impairment losses if the fair value of the asset net of estimated selling costs is less than the carrying amount. For those long-lived assets that are held and used according to accounting guidance, management reviews each asset for the existence of any indicators of impairment. If indicators of impairment are present, Cousins Houston calculates the expected undiscounted future cash flows to be derived from such assets. If the undiscounted cash flows are less than the carrying amount of the asset, Cousins Houston reduces the asset to its fair value.

Acquisition of Operating Properties. Cousins Houston records the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including leasing costs, value of above-market and below-market tenant leases, value of above-market and below-market ground leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The amounts recorded for above-market and below-market leases are included in intangible assets and intangible liabilities, respectively, and are amortized on a straight-line basis into rental property operating revenues over the remaining terms of the applicable leases.

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in intangible assets and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases.

Depreciation and Amortization. Real estate assets are stated at depreciated cost less impairment losses, if any. Buildings are depreciated over their estimated useful lives, which range from 30 to 42 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. Furniture, fixtures and equipment are depreciated over their estimated useful lives of five years. Tenant improvements, leasing costs and leasehold improvements are amortized over the term of the applicable leases or the estimated useful life of the assets, whichever is shorter. Cousins Houston accelerates the depreciation of tenant assets if it estimates that the lease term will end prior to the termination date. This acceleration may occur if a tenant files for bankruptcy, vacates its premises or defaults in another manner on its lease. Deferred expenses are amortized over the period of estimated benefit. Cousins Houston uses the straight-line method for all depreciation and amortization.

Revenue Recognition

Cousins Houston recognizes contractual revenues from leases on a straight-line basis over the term of the respective lease. In addition, leases typically provide for reimbursement of the tenants’ share of real estate taxes, insurance, and other operating expenses to Cousins Houston. Operating expense reimbursements are recognized as the related expenses are incurred. For the six months ended June 30, 2016 and 2015, Cousins Houston recognized $29.8 million and $29.2 million, respectively, in revenues from tenants related to reimbursement of operating expenses.

Cousins Houston makes valuation adjustments to all tenant-related accounts receivable based upon its estimate of the likelihood of collectability. The amount of any valuation adjustment is based on the tenant’s credit and business risk, history of payment, and other factors considered by management.

Income Taxes

Cousins Houston’s properties are currently owned by Cousins, a Georgia corporation which has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a REIT, Cousins is not subject to federal income tax provided it distributes annually its adjusted taxable income, as defined in the Code, to stockholders and meets certain other organizational and operating requirements. Accordingly, the combined financial statements of Cousins Houston do not include a provision for federal income tax.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly-liquid money market instruments with maturities of three months or less.

Segment Disclosure

Cousins Houston is in the business of the ownership, development and management of office real estate. Cousins Houston has aggregated its office operations into one reportable segment. This segment is the aggregation of the aforementioned Cousins Houston office properties as reported to the Chief Operating Decision Maker and is aggregated due to the properties having similar economic and geographic characteristics.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect the Company’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

Note 5 includes fair values of debt measured using Level 2 inputs.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3—Related Party Transactions

The combined financial statements include direct payroll costs and benefits for on-site personnel employed by Cousins. These costs are reflected in rental property operating expenses on the Combined Statements of Operations. As described in Note 2, also included are costs for certain functions and services performed by Cousins and these costs were allocated to Cousins Houston based on proportionate leasable square footage which management believes is an appropriate estimate of usage. These costs are reflected as general and administrative expenses on the Combined Statements of Operations. The expenses allocated to Cousins Houston for these services are not necessarily indicative of the expenses that would have been incurred had Cousins Houston been a separate, independent entity that had otherwise managed these functions. A summary of these costs for each of the periods presented is as follows:

	Six Months Ended June 30,
	2016	2015
	(in thousands)
Charged to rental property operating expenses:
Direct payroll charges	$3,478	$3,336
Other allocated expenses	995	1,007

Charged to general and administrative expenses:
Office rental expense	180	153
Payroll and other expenses	4,796	3,272

Leasing commissions paid to Cousins’ personnel and other leasing costs incurred by Cousins are capitalized and amortized over the respective lease term. For the six months ended June 30, 2016 and 2015, Cousins Houston capitalized $540,000 and $2.7 million, respectively, in commissions and other leasing costs to the properties.

Note 4—Intangible Assets

Intangible assets on the balance sheets at June 30, 2016 and December 31, 2015 included the following:

	June 30, 2016	December 31, 2015
	(in thousands)
In-place leases, net of accumulated amortization of $65,970 and $58,715 in 2016 and 2015, respectively	$62,046	$69,300

Above-market leases, net of accumulated amortization of $3,318 and $2,852 in 2016 and 2015, respectively	2,399	2,866

	$64,445	$72,166

Aggregate net amortization expense related to intangible assets and liabilities was $7.7 million and $10.6 million for the six months ended June 30, 2016 and 2015, respectively.

Note 5—Note Payable

In September 2013, Cousins Houston entered into a $188.8 million non-recourse mortgage notes payable secured by Post Oak Central. The note bears interest at 4.26%, and the maturity date is October 1, 2020. In connection with this note payable, Cousins Houston incurred $1.2 million in loan costs. These costs, net of accumulated amortization of $505,000 and $416,000 in at June 30, 2016 and December 31, 2015, respectively, are reflected as a reduction of the loan balance on the accompanying balance sheets.

Fair value of debt is calculated by discounting the debt’s remaining contractual cash flows at estimated rates at which similar loans could have been obtained. The estimate of the current market rate is intended to replicate debt of similar maturity and loan-to-value relationship. These fair value calculations are considered to be Level 2 under the guidelines set forth in ASC 820, as Cousins Houston utilizes market rates for similar type loans from third party brokers. At June 30, 2016 and 2015, the fair value of this financial instrument and the related discount rate assumptions are summarized as follows:

	June 30, 2016	December 31, 2015
	(in thousands)
Carrying value	$179,302	$180,937
Fair value	$187,074	$186,449
Discount rate assumed in calculating fair value	3.25%	3.65%

Note 6—Commitments And Contingencies

Commitments

Cousins Houston had a total of $56.6 million in future obligations under leases to fund tenant improvements at June 30, 2016.

Litigation

Cousins Houston is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. Cousins Houston records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Cousins Houston accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Cousins Houston accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Cousins Houston discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Cousins Houston discloses the nature and estimate of the possible loss of the litigation. Cousins Houston does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of Cousins Houston.

Report of Independent Auditors

To the Members of

Crescent Real Estate Holdings LLC

We have audited the accompanying combined statement of revenues and certain operating expenses of Greenway Plaza (the “Property”) for the year ended December 31, 2012.

Management’s Responsibility for the Combined Statement of Revenues and Certain Operating Expenses

Management is responsible for the preparation and fair presentation of the combined statement of revenues and certain operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined statement of revenues and certain operating expenses that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined statement of revenues and certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of revenues and certain operating expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined statement of revenues and certain operating expenses. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined statement of revenues and certain operating expenses, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the combined statement of revenues and certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined statement of revenues and certain operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined statement of revenues and certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses of the Property for the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 to the accompanying combined statement of revenues and certain operating expenses, which describes that the accompanying combined statement of revenues and certain operating expenses of the Property was prepared for the purpose of complying with the rules of the Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 29, 2016

Greenway Plaza

Combined Statement of Revenues and Certain Operating Expenses

	(Unaudited) 6 Months Ended June 30, 2013	Year Ended December 31, 2012
	(in thousands)
Revenues:
Office rent	$35,121	$68,985
Recoveries	15,666	24,063
Other income	8,584	20,070

Total revenues	59,371	113,118

Certain operating expenses:
Property operating and maintenance	15,534	31,756
Real estate taxes and insurance	8,728	14,524
Management fees	1,632	3,117

Total certain operating expenses	25,894	49,397

Revenues in excess of certain operating expenses	$33,477	$63,721

The accompanying notes are an integral part of the combined statement of revenues and certain operating expenses.

Greenway Plaza

NOTES TO COMBINED STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

For the six months ended June 30, 2013 (unaudited) and the year ended December 31, 2012.

Note 1—Description of Real Estate Property Acquired

On September 9, 2013, Cousins Properties Incorporated (“Cousins”) purchased Greenway Plaza and related parking garages (the “Property”) from certain subsidiaries of Crescent Real Estate Holdings LLC (“Crescent”). Greenway Plaza is a complex of 10 Class A office buildings consisting of approximately 4.3 million square feet (unaudited), located in Houston, Texas. Total consideration for the acquisition was approximately $950 million.

References to “we,” “us” or “our” refer to Crescent Real Estate Holdings LLC and certain of our other direct and indirect subsidiaries.

Note 2—Basis of Accounting

The accompanying combined statement of revenues and certain operating expenses is presented in conformity with accounting principles generally accepted in the United States and in accordance with the provisions of Article 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended by the SEC, which requires certain information with respect to real estate operations be included with certain filings with the SEC. Accordingly, the combined statement of revenues and certain operating expenses excludes certain historical expenses that are not directly related to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest, Texas margin tax, expenses related to certain ground leases and corporate expenses. Therefore, the amounts reported in the accompanying statement may not be comparable to the statement of operations of the Property after their acquisition by Cousins and is not intended to be a complete representation of the Property’s revenues and expenses.

The accompanying combined statement of revenues and certain operating expenses of the Property have been presented on a combined basis as the Property was under common management and ownership during the periods presented.

The accompanying interim combined statement of revenues and certain operating expenses for the six months ended June 30, 2013 is unaudited. In the opinion of Crescent, the unaudited interim combined financial information includes all adjustments necessary to present fairly the combined revenues and certain operating expenses for such period. The reported results are not necessarily indicative of the results that may be expected for the full year.

Note 3—Significant Accounting Policies

Revenue

Revenues are comprised primarily of office rent (including amortization of deferred rent), tenant reimbursement of operating expenses (recoveries), parking revenue, and other ancillary revenue. As a lessor, we have retained substantially all of the risks and benefits of ownership of the Property and account for our leases with our tenants as operating leases. Income on leases, which includes scheduled increases in rental rates during the lease term and/or abated rent payments for various periods following the tenant’s lease commencement date, is recognized on a straight-line basis over the terms of the respective leases when collectability is reasonably assured. A deferred rent receivable is recognized, representing the excess of rental revenue recognized on a straight-line basis over cash received pursuant to the applicable lease provisions, net of amounts that may become uncollectible in the future. The adjustment to this receivable, reflected in the “Office rent” line item in the combined statement of revenues and certain operating expenses, increased rental revenue by approximately $2.8 million (unaudited) and $6.0 million for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Building leases generally provide for the reimbursement of operating expenses, or in certain cases increases in operating expenses above a base year amount, payable to us in equal installments throughout the year based on estimated operating expenses, and are recorded as revenue. Any differences between the estimated operating expenses and actual amounts incurred are adjusted at year end. No significant adjustments were required as of June 30, 2013 (unaudited).

Lease termination fee revenue is generally recognized on a straight line basis over the remaining lease term pursuant to the lease termination agreement with the tenant. If we and the tenant have continuing relationships or we have any remaining obligations to the tenant, the recognition of lease termination fee revenue is dependent upon the terms of the termination agreement. Lease termination fee revenue is included in other income in the accompanying combined statement of revenues and certain expenses.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

Note 4—Leasing Concentrations

The Property was approximately 95.5% (unaudited) and 95.3% (unaudited) leased as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013, two tenants leased approximately 18% (unaudited) and 9% (unaudited) of the Property’s net rentable square footage, respectively, contributing approximately 18% (unaudited) and 9% (unaudited) of base rental revenue, for the six months ended June 30, 2013, respectively. As of December 31, 2012, these tenants leased approximately 18% and 9% of the Property’s net rentable square footage, respectively, contributing approximately 16% and 12% of base rental revenue for the year ended December 31, 2012, respectively.

Note 5—Rental Revenue Under Operating Leases

Refer to Note 3, Significant Accounting Policies, for a description of our policy for revenue under operating leases. Future minimum rental revenue for non-cancelable operating leases (base rents) excluding tenant reimbursements of operating expenses as of December 31, 2012 are as follows:

Year Ended December 31,
(in thousands)
2013	$63,567
2014	63,167
2015	58,943
2016	56,926
2017	27,707
Thereafter	110,825

Total	$381,135

During the six months ended June 30, 2013, we signed approximately 1.0 million (unaudited) square feet of operating leases with a weighted average minimum rental rate of approximately $21.65 (unaudited) per square foot and a weighted average term of approximately 9.3 (unaudited) years.

Note 6—Commitments, Contingencies and Litigation

Capital Expenditures

In the ordinary course of business, certain commitments exist for capital expenditures pursuant to tenant leases.

Environmental Matters

The Property has been subject to Phase I environmental assessments; such assessments have not revealed, nor is management aware of, any environmental liabilities that management believes would have a material adverse effect on operations.

Several buildings within the Property contain asbestos. For one of the Property’s buildings, we estimated the fair value of the conditional asset retirement obligation and recorded a liability totaling approximately $300,000 as of December 31, 2012; the obligation was abated as of June 30, 2013. For the remainder of the buildings within the Property, we estimated the fair value of the conditional asset retirement obligation was not significant and accordingly has not been reflected in the accompanying financial statement.

Litigation

The Property is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. The Property records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Property accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Property accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Property discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Property discloses the nature and estimate of the possible loss of the litigation. The Property does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. There is no material litigation, nor to Crescent’s knowledge, any material litigation currently threatened against the Property or against Crescent related to the Property.

Note 7—Related-Party Transactions

The Property paid an affiliate of Crescent to manage the Property pursuant to certain Management Agreements in an amount generally equal to 3% of gross rental receipts collected. The Management Agreements were terminated effective with the purchase by Cousins. Crescent also occupied 35,537 square feet under month-to-month lease arrangements for management and regional office space. Total rent was approximately $399,000 and $758,000 for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Note 8—Subsequent Events

Subsequent events have been evaluated through June 29, 2016, the date the accompanying combined statement of revenues and certain expenses was available to be issued and management has determined that there were no significant subsequent events requiring adjustment or disclosure in the accompanying combined financial statements.

5,847,168 Shares

Common Stock

PROSPECTUS

                , 2016

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses of the registration of the securities being registered, all of which are being borne by us. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

SEC registration fee		$11,840
FINRA filing fee		15,823
Printing and engraving fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

In connection with its incorporation on June 3, 2016, Parkway, Inc. (“Parkway”) issued 1,000 shares of common stock to Parkway Properties, Inc. (“Legacy Parkway”) pursuant to Section 4(a)(2) of the Securities Act. In connection with the separation and reorganization transactions consummated on October 6, 2016 pursuant to that certain Merger Agreement, dated as of April 28, 2016, among Legacy Parkway, Cousins Properties Incorporated (“Cousins”), Parkway Properties LP, and Clinic Sub Inc. and that certain Separation, Distribution, and Transition Services Agreement, dated as of October 5, 2016, among Parkway, Cousins, and certain other parties thereto, Parkway issued 49,110,645 shares of common stock to Cousins Properties Incorporated (“Cousins”) and its affiliates in exchange for certain contributions of assets, 858,417 shares of limited voting stock to Cousins or its affiliates in exchange for certain contributions of assets, and 50 shares of non-voting preferred stock to Cousins Properties LP, the operating partnership of Cousins, in exchange for a $5 million cash contribution. These issuances of common stock, limited voting stock and non-voting preferred stock are exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as transactions not involving a public offering. The assets received in these transfers include the properties held by the Operating Partnership. Cash proceeds from the issuance of non-voting preferred stock will be used for general corporate costs.

Item 34.	Indemnification of Directors and Officers.

The MGCL permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services, or (2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Parkway’s Articles of Amendment and Restatement (the “Charter”) contains a provision that limits, to the maximum extent permitted by the MGCL, the liability of our directors and officers to us and our stockholders for money damages.

The MGCL requires a Maryland corporation (unless otherwise provided in its charter, which the Charter does not so provide) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

II-1

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, Parkway may not indemnify a director or officer in a suit by Parkway or in Parkway’s right in which the director or officer was adjudged liable to Parkway or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Parkway’s Charter requires, to the maximum extent permitted by the MGCL in effect from time to time, that Parkway indemnify and pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (1) any present or former director or officer who was made or threatened to be made a party to the proceeding by reason of his or her service in their capacity and (2) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member, manager, employee or agent and who was made or threatened to be made a party to the proceeding by reason of his or her service in their capacity.

Parkway has entered into indemnification agreements with each of its executive officers and directors providing for the indemnification of, and advancement of expenses to, each such person in connection with claims, suits or proceedings arising as a result of such person’s service as an officer or director of ours. Parkway also maintains insurance on behalf of its directors and officers, insuring them against liabilities that they may incur in such capacities or arising from this status.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling Parkway for liability arising under the Securities Act, Parkway has been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Shares Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements.

See page F-1 for an index of the financial statements included in this registration statement on Form S-11.

(b)	Exhibits.

The list of exhibits following the signature page of this registration statement on Form S-11 is incorporated herein by reference.

Item 37.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida on November 4, 2016.

PARKWAY, INC.

By:	/s/ A. Noni Holmes-Kidd
	Name: Title:	A. Noni Holmes-Kidd Vice President, General Counsel and Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints A. Noni Holmes-Kidd as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and to file the same, with exhibits and other documents related thereto with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James A. Thomas James A. Thomas	Chairman of the Board of Directors	November 4, 2016

/s/ James R. Heistand James R. Heistand	President, Chief Executive Officer and Director (principal executive officer)	November 4, 2016

/s/ Scott E. Francis Scott E. Francis	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	November 4, 2016

/s/ Avi Banyasz Avi Banyasz	Director	November 4, 2016

/s/ James H. Hance, Jr. James H. Hance, Jr.	Director	November 4, 2016

/s/ Frank J. “Tripp” Johnson, III Frank J. “Tripp” Johnson, III	Director	November 4, 2016

/s/ Craig B. Jones Craig B. Jones	Director	November 4, 2016

/s/ R. Dary Stone R. Dary Stone	Director	November 4, 2016

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Separation, Distribution and Transition Services Agreement, dated October 5, 2016, by and among Cousins Properties Incorporated, Cousins Properties LP, Clinic Sub Inc., Parkway Properties, Inc., Parkway Properties LP, Parkway Properties General Partners, Inc., Parkway, Inc. and Parkway Operating Partnership LP (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 6, 2016).

2.2	Tax Matters Agreement, dated October 5, 2016, by and among Cousins Properties Incorporated, Cousins Properties LP, Clinic Sub Inc., Parkway Properties, Inc., Parkway Properties LP, Parkway Properties General Partners, Inc., Parkway, Inc. and Parkway Operating Partnership LP (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 6, 2016).

2.3	Employee Matters Agreement, dated October 5, 2016, by and among Cousins Properties Incorporated, Cousins Properties LP, Clinic Sub Inc., Parkway Properties, Inc., Parkway Properties LP, Parkway Properties General Partners, Inc., Parkway, Inc. and Parkway Operating Partnership LP (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 6, 2016).

3.1	Articles of Amendment and Restatement of Parkway, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 5, 2016).

3.2	Amended and Restated Bylaws of Parkway, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 5, 2016).

4.1	Specimen Stock Certificate of Parkway, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 3 on Form 10 filed by the Registrant with the Securities and Exchange Commission on September 19, 2016).

5.1	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered.*

8.1	Opinion of Hogan Lovells US LLP regarding tax matters.**

10.1	Amended and Restated Agreement of Limited Partnership of Parkway Operating Partnership LP, dated October 6, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.2	Second Amended and Restated Agreement of Limited Partnership of Parkway Properties, LP, dated as of February 27, 2013 (incorporated by reference to Exhibit 10.1 to Parkway Properties, Inc.’s Form 8-K filed February 27, 2013).

10.3	Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of Parkway Properties LP, dated as of December 19, 2013, between Parkway Properties, Inc. and Parkway Properties General Partners Inc. (incorporated by reference to Exhibit 10.1 to Parkway Properties, Inc.’s Form 8-K filed December 24, 2013).

10.4	Amendment No. 2 to the Second Amended and Restated Agreement of Limited Partnership of Parkway Properties LP, dated as of December 31, 2014, between Parkway Properties, Inc. and Parkway Properties General Partners Inc. (incorporated by reference to Exhibit 10.20 to Parkway Properties, Inc.’s Form 10-K for the year ended December 31, 2014).

10.5	Amendment No. 3 to the Second Amended and Restated Agreement of Limited Partnership of Parkway Properties LP, dated as of December 31, 2015, between Parkway Properties, Inc. and Parkway Properties General Partners Inc. (incorporated by reference to Exhibit 10.19 to Parkway Properties, Inc.’s Form 10-K for the year ended December 31, 2015).

10.6	Amendment No. 4 to the Second Amended and Restated Agreement of Limited Partnership of Parkway Properties LP, as amended, dated October 6, 2016, between Parkway, Inc. and Parkway Properties General Partners, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.7	Letter Agreement, dated April 28, 2016, by and among Parkway Properties, Inc., Parkway Properties LP, James A. Thomas, The Lumbee Clan Trust, Thomas Partners, Inc., Thomas Investment Partners, Ltd. and Thomas-Pastron Family Partnership, L.P (incorporated by reference to Exhibit 10.01 to Parkway Properties, Inc.’s Form 8-K filed April 29, 2016).

10.8	Tax Protection Agreement dated as of December 19, 2013 by and among Thomas Properties Group, L.P., James A. Thomas, individually and as Trustee of the Lumbee Clan Trust, and the other persons listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Parkway Properties, Inc.’s Form 8-K filed December 24, 2013).

10.9	Tax Protection Agreement dated as of October 13, 2004 by and among Thomas Properties Group, L.P., James A. Thomas, individually and as Trustee of the Lumbee Clan Trust, and the persons listed on the signature pages thereto (incorporated by reference to Exhibit F of Exhibit 10.3 to Thomas Properties Group, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed on November 22, 2004).

10.10	Registration Rights Agreement, dated October 13, 2004, by and among Thomas Properties Group, Inc., Thomas Properties Group, LP, and the holders of limited partnership interests of Thomas Properties Group, LP party thereto (incorporated by reference to Exhibit 10.13 to Thomas Properties Group, Inc.’s Form 10-Q for the quarter ended September 30, 2004).

10.11	Stockholders Agreement, dated October 7, 2016, by and among Parkway, Inc., TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.12	Employment Agreement, dated as of July 8, 2013, by and between Parkway Properties, Inc. and James R. Heistand (incorporated by reference to Exhibit 10.1 to Parkway Properties, Inc.’s Form 8-K filed July 12, 2013).

10.13	Amendment to Employment Agreement, dated as of June 15, 2015, by and between Parkway Properties, Inc. and James R. Heistand (incorporated by reference to Exhibit 10.1 to Parkway Properties, Inc.’s Form 8-K filed June 17, 2015).

10.14	Waiver to Employment Agreement, by and among Parkway Properties, Inc., Cousins Properties Incorporated and James R. Heistand, dated as of April 28, 2016 (incorporated by reference to Exhibit 10.2 to Parkway Properties, Inc.’s Form 8-K filed April 29, 2016).

10.15	Amendment Number Two to the Employment Agreement, dated as of July 7, 2016, by and between Parkway Properties, Inc. and James R. Heistand (incorporated by reference to Exhibit 10.1 to Parkway Properties, Inc.’s Form 8-K filed July 11, 2016).

10.16	Employment Agreement, dated as of October 25, 2013, by and between Parkway Properties, Inc. and M. Jayson Lipsey (incorporated by reference to Exhibit 10.2 to Parkway Properties, Inc.’s Form 8-K filed October 31, 2013).

10.17	Amendment to Employment Agreement, dated as of June 15, 2015, by and between Parkway Properties, Inc. and M. Jayson Lipsey (incorporated by reference to Exhibit 10.3 to Parkway Properties, Inc.’s Form 8-K filed June 17, 2015).

10.18	Waiver to Employment Agreement, by and among Parkway Properties, Inc., Cousins Properties Incorporated and M. Jayson Lipsey, dated as of April 28, 2016 (incorporated by reference to Exhibit 10.3 to Parkway Properties, Inc.’s Form 8-K filed April 29, 2016).

10.19	Employment Agreement, dated as of December 22, 2014, by and between Parkway Properties, Inc. and Scott E. Francis (incorporated by reference to Exhibit 10.48 to Parkway Properties, Inc.’s Form 10-K for the year ended December 31, 2014).

10.20	Waiver to Employment Agreement, by and among Parkway Properties, Inc., Cousins Properties Incorporated and M. Jayson Lipsey, dated as of April 28, 2016 (incorporated by reference to Exhibit 10.3 to Parkway Properties, Inc.’s Form 8-K filed April 29, 2016).

10.21	Employment Agreement, dated as of December 22, 2014, by and between Parkway Properties, Inc. and Scott E. Francis (incorporated by reference to Exhibit 10.48 to Parkway Properties, Inc.’s Form 10-K for the year ended December 31, 2014).

10.22	Amendment to Employment Agreement, dated as of June 15, 2015, by and between Parkway Properties, Inc. and Scott E. Francis (incorporated by reference to Exhibit 10.6 to Parkway Properties, Inc.’s Form 8-K filed June 17, 2015).

10.23	Waiver to Employment Agreement, by and among Parkway Properties, Inc., Cousins Properties Incorporated and Scott E. Francis, dated as of April 28, 2016 (incorporated by reference to Exhibit 10.4 to Parkway Properties, Inc.’s Form 8-K filed April 29, 2016).

10.24	Employment Agreement, dated as of December 22, 2014, by and between Parkway Properties, Inc. and Jason A. Bates (incorporated by reference to Exhibit 10.49 to Parkway Properties, Inc.’s Form 10-K for the year ended December 31, 2014).

10.25	Amendment to Employment Agreement, dated as of June 15, 2015, by and between Parkway Properties, Inc. and Jason A. Bates (incorporated by reference to Exhibit 10.5 to Parkway Properties, Inc.’s Form 8-K filed June 17, 2015).

10.26	Waiver to Employment Agreement, by and among Parkway Properties, Inc., Cousins Properties Incorporated and Jason A. Bates, dated as of April 28, 2016 (incorporated by reference to Exhibit 10.5 to Parkway Properties, Inc.’s Form 8-K filed April 29, 2016).

10.27	Credit Agreement, dated as of October 6, 2016, by and among Parkway Operating Partnership LP, as Borrower, Parkway, Inc., as Parent, the financial institutions party thereto and their assignees, as Lenders, and Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, National Association, as Syndication Agent, and JPMorgan Chase Bank, N.A., Citizens Bank, National Association, and Keybank National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.28	Guaranty, dated as of October 6, 2016, by Parkway, Inc., Parkway Properties General Partners, Inc., Parkway Properties LP and certain subsidiaries of Parkway Operating Partnership LP in favor of Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.29	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and James R. Heistand (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.30	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and M. Jayson Lipsey (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.31	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and Scott E. Francis (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.32	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and Jason A. Bates (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.33	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and James A. Thomas (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.34	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and R. Dary Stone (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.35	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and James H. Hance, Jr. (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.36	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and Craig B. Jones (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.37	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and Frank J. Johnson, III (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.38	Indemnification Agreement, dated October 7, 2016, by and between Parkway, Inc. and Avi Banyasz (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.39	Parkway, Inc. and Parkway Operating Partnership LP 2016 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 12, 2016).

10.40	Form of Stock Option Award Agreement – Assumed Options under the Parkway, Inc. and Parkway Operating Partnership LP 2016 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Amendment No. 3 on Form 10 filed on September 19, 2016).

10.41	Form of Restricted Stock Unit Agreement – Assumed RSU Awards under the Parkway, Inc. and Parkway Operating Partnership LP 2016 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s Amendment No. 3 on Form 10 filed on September 19, 2016).

21.1	Subsidiaries of Parkway, Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Amendment No. 3 on Form 10 filed on September 19, 2016).

23.1	Consent of Ernst & Young LLP.*

23.2	Consent of Deloitte & Touche LLP.*

23.3	Consent of PricewaterhouseCoopers LLP.*

23.4	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).*

23.5	Consent of Hogan Lovells US LLP (included in Exhibit 8.1).**

24.1	Powers of Attorney (included in signature page hereto).*

*	Filed herewith.
**	To be filed by amendment.